As filed with the Securities and Exchange Commission on October 1, 2014

Registration No.         333-

811- 07754

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 Pre-Effective Amendment No. Post-Effective Amendment No.	X

and

REGISTRATION STATEMENT UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 15

WRL SERIES ANNUITY ACCOUNT B

(Exact Name of Registrant)

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY

(Name of Depositor)

(Former Depositor, Western Reserve Life Assurance Co. of Ohio)

4333 Edgewood Road NE

Cedar Rapids, IA 52499

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (800) 355-8511

Alison Ryan, Esq.

Transamerica Premier Life Insurance Company

4333 Edgewood Road, N.E.

Cedar Rapids, IA 52499-4240

(Name and Address of Agent for Service)

Title of Securities Being Registered:        Units of interest in a separate account under flexible premium individual deferred variable annuity contracts

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

JANUS ANNUITY VARIABLE ANNUITY

Issued by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

WRL Series Annuity Account B

Supplement Dated October 1, 2014

to the

Prospectus dated May 1, 2004, as Supplemented

Service Center: 4333 Edgewood Road NE

Cedar Rapids, Iowa 52499-0001

Phone: (800) 333-6524

Transamerica Premier Life Insurance Company (“TPLIC” or the “Company”) is amending the prospectus for Janus Annuity Variable Annuity contracts (the “Contracts”) for the purpose of providing information regarding the merger (the “Merger”) of the insurance company on your Contract, Western Reserve Life Assurance Co. of Ohio (“Western Reserve”), with and into TPLIC.

Western Reserve no longer sells the Contracts. Following the Merger, TPLIC will not sell the former Western Reserve Contracts.

Effective on or about October 1, 2014, Western Reserve merged with and into its affiliate TPLIC. Before the Merger, Western Reserve was the insurance company on the Contracts. Upon consummation of the Merger, Western Reserve’s corporate existence ceased by operation of law, and TPLIC assumed legal ownership of all of the assets of Western Reserve, including WRL Series Annuity Account B (the “separate account”) that funds the Contracts, and the assets of the separate account. As a result of the merger, TPLIC became responsible for all liabilities and obligations of Western Reserve, including those created under the Contracts. The Contracts have thereby become flexible premium individual deferred variable annuity contracts funded by a separate account of TPLIC.

The Merger did not affect the terms of, or the rights and obligations under, your Contract, other than to change the company that provides your Contract benefits from Western Reserve to TPLIC. The Merger also did not result in any adverse tax consequences for any Contract owners, and Policy owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Contract endorsement from TPLIC that reflects the change from Western Reserve to TPLIC. Until we amend all forms we use that are related to the Contracts, we may still reflect Western Reserve in correspondence and disclosure to you.

The following are the available investment options:

SUBACCOUNT	PORTFOLIO	ADVISOR/SUBADVISOR
Janus Aspen Series - Institutional Shares
Janus Aspen - Balanced Portfolio	Janus Aspen - Balanced Portfolio	Janus Capital Management LLC
Janus Aspen - Flexible Bond Portfolio	Janus Aspen - Flexible Bond Portfolio	Janus Capital Management LLC
Janus Aspen - Forty Portfolio	Janus Aspen - Forty Portfolio	Janus Capital Management LLC
Janus Aspen - Global Technology Portfolio	Janus Aspen - Global Technology Portfolio	Deutsche Investment Management Americas Inc.
Janus Aspen - Janus Portfolio	Janus Aspen - Janus Portfolio	Janus Capital Management LLC
Janus Aspen - Perkins Mid Cap Value Portfolio	Janus Aspen - Perkins Mid Cap Value Portfolio	Janus Capital Management LLC
Transamerica Series Trust - Initial Class
TA Aegon Money Market	Transamerica Aegon Money Market VP	Aegon USA Investment Management, LLC

Additional Information:

The following subaccount is only available to owners that held an investment in this subaccount on December 21, 2007. However, if any such owner surrenders all of his or her money from this subaccount after December 21, 2007, that owner may not reinvest in this subaccount.

Janus Aspen Series - Institutional Shares
Janus Aspen - Overseas Portfolio	Janus Aspen - Overseas Portfolio	Janus Capital Management LLC

Effective December 12, 2011, the following subaccount closed to new investments.

Janus Aspen Series - Institutional Shares
Janus Aspen – Enterprise Portfolio	Janus Aspen – Enterprise Portfolio	Janus Capital Management LLC
Janus Aspen – Global Research Portfolio	Janus Aspen – Global Research Portfolio	Janus Capital Management LLC

The following hereby replaces the Other Information - Western Reserve Life Assurance Co. Of Ohio section of the prospectus:

Transamerica Premier Life Insurance Company

Transamerica Premier Life Insurance Company (formerly known as Monumental Life Insurance Company) was incorporated under the laws of the State of Maryland on March 5, 1858. It was redomesticated to the State of Iowa on April 1, 2007. It is engaged in the sale of life and health insurance and annuity policies. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is licensed in the District of Columbia, Guam, Puerto Rico and all states except New York.

On July 31, 2014, Monumental Life Insurance Company changed its name to Transamerica Premier Life Insurance Company.

All obligations arising under the policies, including the promise to make annuity payments, are general corporate obligations of the Company. Accordingly no financial institution, brokerage firm or insurance agency is responsible for the financial obligations of the Company arising under the policies.

The following hereby replaces Other Information - The Separate Account section of the prospectus:

The Separate Account

Western Reserve established a separate account, called the WRL Series Annuity Account B, under the laws of the State of Ohio on May 24, 1993. Effective on October 1, 2014, the WRL Series Annuity Account was re-domesticated under the laws of the State of Iowa and reestablished under TPLIC. The separate account is divided into subaccounts, each of which invests exclusively in shares of a mutual fund portfolio. TPLIC may add, close, remove, combine or substitute subaccounts or investments held by the subaccounts, and reserves the right to change the investment objective of any subaccount, subject to applicable law as described in the SAI. In addition, the separate account may be used for other variable annuity contracts issued by TPLIC.

The separate account is registered with the SEC as a unit investment trust under the 1940 Act. However, the SEC does not supervise the management, the investment practices, or the contracts of the separate account or TPLIC.

The assets of the separate account are held in TPLIC’s name on behalf of the separate account and belong to TPLIC. However, the portion of the assets of the separate account equal to the reserves and other contract liabilities with respect to the separate account are not chargeable with liabilities arising out of any other business the Company may conduct. The income, gains and losses, realized and unrealized, from the assets allocated to each subaccount are credited to and charged against that subaccount without regard to the income, gains and losses from any other of our accounts or subaccounts.

Information about the separate account can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site (www.sec.gov) that contains other information regarding the separate account.

The following hereby replaces the Other Information - Legal Proceedings section of the prospectus:

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity have resulted in or may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that have resulted from or will result from these examinations has had or will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy. Although it is possible that the outcome of any such examination could have a material adverse impact on results of TPLIC’s operations in any particular reporting period as the proceedings are resolved, TPLIC believes that it has adequately reserved for the unclaimed matters described here.

The following hereby replaces the Other Information – Financial Statements section of the prospectus:

Financial Statements

The financial statements of Western Reserve, TPLIC and the separate account are included in the SAI.

JANUS ANNUITY VARIABLE ANNUITY

Issued by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Supplement Dated May 1, 2013

to the

Prospectus dated May 1, 2004

The following hereby amends and supplements your prospectus:

Abandoned or Unclaimed Property

Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including proceeds of annuity, life and other insurance policies) under various circumstances. In addition to the state unclaimed property laws, we may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent such escheatment, it is important that you keep your contact and other information on file with us up to date, including the names, contact information and identifying information for owners, insureds, annuitants, beneficiaries and other payees. Such updates should be communicated in a form and manner satisfactory to us.

Legal Proceedings

We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of our business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

We are currently being audited on behalf of multiple states’ treasury and controllers’ offices for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed benefits or abandoned funds. The audits focus on insurance company processes and procedures for identifying unreported death claims, and their use of the Social Security Master Death File to identify deceased policy and contract holders. In addition, we are the subject of multiple state Insurance Department inquiries and market conduct examinations with a similar focus on the handling of unreported claims and abandoned property. The audits and related examination activity may result in additional payments to beneficiaries, escheatment of funds deemed abandoned, administrative penalties and changes in our procedures for the identification of unreported claims and handling of escheatable property. We do not believe that any regulatory actions or agreements that result from these examinations will have a material adverse impact on the separate account, on TCI’s ability to perform under its principal underwriting agreement, or on our ability to meet our obligations under the policy.

This Prospectus Supplement must be accompanied or preceded

by the Prospectus for the

Janus Annuity Variable Annuity dated May 1, 2004

JANUS ANNUITY VARIABLE ANNUITY

Issued by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Supplement Dated December 12, 2011

to the

Prospectus dated May 1, 2004

Effective on or about December 12, 2011, the following subaccount name change will occur:

Current Subaccount Name(1)	New Subaccount Name
Transamerica AEGON Money Market VP	TA AEGON Money Market

(1)	Also the name of the underlying fund portfolio the subaccount invests in. The underlying fund portfolio name is not changing.

Effective on or about December 12, 2011, the following subaccounts (the “subaccounts”) will be closed to new investments:

•	Janus Aspen – Enterprise Portfolio
•	Janus Aspen – Worldwide Portfolio

“Closed to new investments” means no one can allocate additional amounts (either through policy transfer or additional premium) to the Subaccount after December 12, 2011.

If you have any amount in the Subaccounts on December 12, 2011, you may do the following (subject to the terms and conditions contained in the prospectus):

•	transfer amounts out of the Subaccounts into other subaccounts;
•	withdraw amounts from the Subaccounts; and
•	maintain your current investment in the Subaccounts.

Please note: If you have given us allocation instructions for premium payments or other purposes (for example, dollar cost averaging or asset rebalancing) directing us to invest in the Subaccounts, you need to provide us with new instructions for amounts that would have otherwise gone into the Subaccounts.

Any references in the Prospectus to the subaccounts are hereby changed as noted above.

This Prospectus Supplement must be accompanied or preceded

by the Prospectus for the

Janus Annuity Variable Annuity dated May 1, 2004

JANUS ANNUITY

Variable Annuity

Issued by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Supplement Dated June 14, 2010

to the

Prospectus dated May 1, 2004

The following herby supplements section “7. ACCESS TO YOUR MONEY” in the prospectus:

Signature Guarantees

As a protection against fraud, we require that the following transaction requests include a Medallion signature guarantee:

•	All requests for surrenders (i.e. partial surrenders and full surrenders) over $250,000;
•	Any non-electronic disbursement request made on or within 15 days of a change to the address of record for contract owner’s account;
•	Any disbursement request made on or within 15 days of an ownership change;
•	Any electronic disbursement on or within 15 days of a change to electronic funds transfer instructions;
•	Any disbursement request when the Company has been directed to send the proceeds to a different personal address from the address of record for that contract owner’s account. PLEASE NOTE: This requirement will not apply to disbursement requests made in connection with exchanges of one annuity contract for another with the same owner in a “tax free exchange”;
•	All requests for surrenders (i.e. partial surrenders and full surrenders) when the Company does not have an originating or guaranteed signature on file.

You can obtain a Medallion signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in the Medallion signature guarantee program. This includes many:

•	National and state banks
•	Savings banks and savings and loan association;
•	Securities brokers and dealers; and
•	Credit Unions.

The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. Guarantor firms may, but frequently do not, charge a fee for their services.

A notary public cannot provide a Medallion signature guarantee. Notarization will not substitute for a Medallion signature guarantee.

This Prospectus Supplement must be accompanied or preceded

by the Prospectus for the

Janus Annuity Variable Annuity dated May 1, 2004

JANUS ANNUITY

Variable Annuity

Issued by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Supplement Dated September 30, 2009

to the

Prospectus dated May 1, 2004

Effective close of business September 30, 2009, we will not accept any premium payment that is allocated to the fixed account or the dollar cost averaging fixed account in excess of $5,000. We also will not accept any premium payment or transfer which would result in the aggregate policy value in the fixed account and the dollar cost averaging fixed account exceeding $5,000.

This Prospectus Supplement must be accompanied or preceded

by the Prospectus for the

Janus Annuity Variable Annuity dated May 1, 2004

JANUS ANNUITY

Variable Annuity

Issued Through

WRL Series Annuity Account B

By

Western Reserve Life Assurance Co. of Ohio

Supplement Dated February 26, 2009

to the

Prospectus dated May 1, 2004

Effective February 26, 2009, the Janus Aspen – Money Market Portfolio subaccount is closed to new investment. “Closed to new investment” means no one can allocate additional amounts (either through policy transfer or additional premium) to that subaccount after February 25, 2009.

If you have any amount in the Janus Aspen – Money Market Portfolio subaccount on February 26, 2009, you may do the following (subject to the terms and conditions contained in the prospectus):

•	transfer amounts out of the Janus Aspen – Money Market Portfolio subaccount into other subaccounts;
•	withdraw amounts from the Janus Aspen – Money Market Portfolio subaccount; and
•	maintain your current investment in the Janus Aspen – Money Market Portfolio subaccount.

Please note: If you have given us allocation instructions for premium payments or other purposes (for example, systematic exchanges or asset rebalancing) directing us to invest in the Janus Aspen – Money Market Portfolio subaccount, you need to provide us with new instructions for amounts that would have otherwise gone into that subaccount.

As always, the availability of any subaccount as an investment option, including the Janus Aspen – Money Market Portfolio subaccount, is subject to change. See the prospectus for more information concerning the addition, deletion or substitution of investments.

This Prospectus Supplement must be accompanied

by the Prospectus for the

Janus Annuity Variable Annuity dated May 1, 2004

Janus Annuity

Variable Annuity

Issued Through

WRL Series Annuity Account B

By

Western Reserve Life Assurance Co. of Ohio

Supplement Dated January 30, 2009

to the

Prospectus dated May 1, 2004

This supplement updates information in, and should be read in conjunction with, the prospectus dated May 1, 2004, describing the variable annuity contracts (each a “Contract”) that were issued by Western Reserve Life Assurance Co. of Ohio and funded by WRL Series Annuity Account B (the “Separate Account”). You can obtain a copy of the prospectus for your Contract by calling us at (800) 851-9777 or writing us at: Western Reserve Life Assurance Co. of Ohio, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, IA 52499-0001.

The following investment choice will be added to your policy on or about January 30, 2009: The prospectus for the Transamerica Money Market VP should be distributed to all contract owners with the supplement.

Transamerica Series Trust – Initial Class

Subadvised by Transamerica Investment Management, LLC

Transamerica Money Market VP

The following hereby amends and to the extent inconsistent replaces, the corresponding section of the SUMMARY beginning on page 4 of the Prospectus:

4.	INVESTMENT CHOICES

You can allocate your purchase payments to any of the 13 underlying fund portfolios available as investment choices under the Contract and described in the underlying fund prospectuses. The portfolios now available to you under the Contract are:

Transamerica Series Trust – Initial Class

Subadvised by Transamerica Investment Management, LLC

Transamerica Money Market VP

Janus Aspen Series – Institutional Shares

Managed by Janus Capital Management LLC

Janus Aspen – Balanced Portfolio

Janus Aspen – Fundamental Equity Portfolio

Janus Aspen – Flexible Bond Portfolio

Janus Aspen – Forty Portfolio

Janus Aspen – Growth and Income Portfolio

Janus Aspen – Global Life Sciences Portfolio

Janus Aspen – Global Technology Portfolio

Janus Aspen – Large Cap Growth Portfolio

Janus Aspen – Mid Cap Growth Portfolio

Janus Aspen – Perkins Mid Cap Value Portfolio

Janus Aspen – Money Market Portfolio

Janus Aspen – Worldwide Growth Portfolio

Effective May 1, 2009, the Janus Aspen – Money Market Portfolio will be liquidated and no longer available as an investment choice.

INQUIRIES

If you need additional information, please contact us at:

Western Reserve Life Assurance Co. of Ohio

Attention: Customer Care Group

4333 Edgewood Road NE

Cedar Rapids, IA 52499-0001

1-800-851-9777 (Monday-Friday 8:30-7:00p.m. Eastern Time)

www.westernreserve.com

The following hereby amends and to the extent inconsistent replaces, the ANNUITY CONTRACT FEE TABLE beginning on page 8 of the Prospectus:

ANNUITY CONTRACT FEE TABLE

The following tables describe the fees and expenses that you will pay when owning and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you make purchase payments, surrender the contract, or transfer cash value between investment choices. State premium taxes may also be deducted, and excess interest adjustments may be made to amounts surrendered or applied to annuity payment options from cash value from the general account.

Owner Transaction Expenses:
Sales Load on Purchase Payments	None
Maximum Withdrawal Charge (as a % of purchase payments)(1)	None
Transfer Charge(2)	$10 after 12 per year

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including portfolio fees and expenses.

Annual Contract Charge	$30 per Contract Year
Separate Account Annual Expenses (as a % of average separate account value during the accumulation period)
Mortality and Expense Risk Charge(3)	0.50%
Administrative Charge(3)	0.15%
Total Separate Account Annual Expenses	0.65%

(1)	We will deduct from any payment for a partial or complete surrender the charge for any extraordinary expenses we incur for expediting delivery of the payment of your partial or complete surrender – such as for wire transfers or overnight mail expenses. We charge $25 for a wire transfer and $20 ($30 for a Saturday delivery) for an overnight delivery.

(2)	There is no charge for transfers from the fixed account. We do not currently charge for Internet transfers, although we reserve the right to do so in the future.

(3)	These charges apply to each subaccount. They do not apply to the fixed account. These charges apply during the accumulation period; they also apply during the income phase if you elect variable annuity income payments.

The next item shows the lowest and highest total operating expenses charged by the underlying fund portfolios for the year ended December 31, 2007 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

2

Total Portfolio Annual Operating Expenses:	Lowest	Highest
Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.	0.40%	1.48%

This Example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and portfolio fees and expenses.

The Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the highest fees and expenses of any of the portfolios for the year ended December 31, 2007, and the base contract. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Example	1 Year	3 Years	5 Years	10 Years
If the contract is surrendered at the end of the applicable time period.	$319	$975	$1,655	$3,467
If the contract is annuitized at the end of the applicable time period or if you do not surrender your contract.	$319	$975	$1,655	$3,467

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the Example. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

The following hereby amends and to the extent inconsistent replaces, the corresponding section of 4. INVESTMENT CHOICES beginning on page 14 of the Prospectus:

4.	INVESTMENT CHOICES

The Separate Account

The following subaccounts are available under the Contract. The subaccounts invest in shares of various underlying fund portfolios. The companies that provide investment advice and administrative services for the underlying fund portfolios offered through this Contract are listed below. The following investment choices are currently offered through this Contract.

Transamerica Series Trust – Initial Class

Subadvised by Transamerica Investment Management, LLC

Transamerica Money Market VP

Janus Aspen Series – Institutional Shares

Managed by Janus Capital Management LLC

Janus Aspen – Balanced Portfolio

Janus Aspen – Fundamental Equity Portfolio

Janus Aspen – Flexible Bond Portfolio

Janus Aspen – Forty Portfolio

Janus Aspen – Growth and Income Portfolio

Janus Aspen – Global Life Sciences Portfolio

Janus Aspen – Global Technology Portfolio

Janus Aspen – Large Cap Growth Portfolio

Janus Aspen – Mid Cap Growth Portfolio

Janus Aspen – Perkins Mid Cap Value Portfolio

Janus Aspen – Money Market Portfolio

Janus Aspen – Worldwide Growth Portfolio

3

The general public may not purchase these portfolios, but they may be sold to other insurance companies and qualified plans. Their names and investment objectives and policies may be similar to other portfolios and mutual funds managed by the same investment adviser that are sold directly to the public. You should not expect that the investment results of such other portfolios and mutual funds will be comparable to those of the portfolios offered by this prospectus.

There is no assurance that a portfolio will achieve its stated objective(s). For example, during extended periods of low interest rates, the yield of a money market subaccount may become extremely low and possibly negative. More detailed information, including an explanation of each portfolio’s investment objective and risks, may be found in the current prospectuses for the underlying fund portfolios. You should read the prospectuses for the portfolios carefully before you invest.

Please contact our administrative office at 1-800-851-9777 (Monday-Friday 8:30 a.m.-7:00 p.m. Eastern Time) or visit our website (www.westernreserve.com) to obtain an additional copy of the prospectus for any underlying fund portfolio available as an investment choice under the Contract.

We do not guarantee that each portfolio will always be available for investment through the Contract. We reserve the right, subject to compliance with applicable laws, to add new portfolios or portfolio classes, close existing portfolios or portfolio classes to allocations of new premiums by existing owners or new Contract owners at any time, or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. New or substitute portfolios or portfolio classes may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law.

Disruptive Trading and Marketing Timing

Statement of Policy. This variable insurance product was not designed for the use of market timers or frequent or disruptive traders. (Frequent transfers are considered to be disruptive.) Such transfers may be harmful to the underlying fund portfolios and increase transaction costs.

Market timing and disruptive trading among the subaccounts or between the subaccounts and the fixed account can cause risks with adverse effects for other policy owners (and beneficiaries and underlying fund portfolios). These risks and harmful effects include:

(1)	dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at prices that do not reflect an accurate value for the underlying fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);

(2)	an adverse effect on portfolio management, such as:
(a)	impeding a portfolio manager’s ability to sustain an investment objective;
(b)	causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or
(c)	causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and

(3)	increased brokerage and administrative expenses.

These costs are borne by all policy owners invested in those subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and disruptive trading (which vary for certain subaccounts at the request of the corresponding underlying fund portfolios) and we do not make special arrangements or grant exceptions to accommodate market timing or disruptive trading. As discussed herein, we cannot detect or deter all market timing or potentially disruptive trading. Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

4

Detection. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee that all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from market timing and disruptive trading among subaccounts of variable products issued by these other insurance companies or retirement plans.

Deterrence. If we determine you are engaged in market timing or disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other policy owners (or others having an interest in the variable insurance products). As described below, restrictions may take various forms, but under our current policies and procedures will include loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. This means that we would accept only written transfer requests with an original signature transmitted to us only by U.S. mail. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, (1) the payment or transfer, or series of transfers, would have a negative impact on an underlying fund portfolio’s operations, or (2) if an underlying fund portfolio would reject or has rejected our purchase order or has instructed us not to allow that purchase or transfer, or (3) because of a history of market timing or disruptive trading. We may impose other restrictions on transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. We also reserve the right to reverse a potentially harmful transfer if an underlying fund portfolio refuses or reverses our order; in such instances some policy owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, we may aggregate two or more variable insurance products that we believe are connected.

In addition to our internal policies and procedures, we will administer your variable insurance product to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the underlying fund portfolios.

Under our current policies and procedures, we do not:

•	impose redemption fees on transfers;

•	expressly limit the number or size of transfers in a given period except for certain subaccounts where an underlying fund portfolio has advised us to prohibit certain transfers that exceed a certain size; or

•	provide a certain number of allowable transfers in a given period.

Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

In the absence of a prophylactic transfer restriction (e.g., expressly limiting the number of trades within a given period), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps taken to deter it (although some level of market timing and disruptive trading can occur with a prophylactic transfer restriction). As noted above, we do not impose a prophylactic transfer restriction and, therefore, it is likely that, some level of market timing and disruptive trading will occur before we are able to detect it and take steps in an attempt to deter it.

Please note that the limits and restrictions described herein are subject to our ability to monitor transfer activity. Our ability to detect market timing or disruptive trading may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policy owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent harmful trading activity among the variable investment choices available under this variable insurance product, there is no assurance that we will be able to detect or deter market timing or disruptive trading by such policy owners or intermediaries acting on their behalf. Moreover, our ability to discourage and restrict market timing or disruptive trading may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

5

Furthermore, we may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter harmful trading that may adversely affect other policy owners, other persons with material rights under the variable insurance products, or underlying fund shareholders generally, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in market timing or disruptive trading among the investment choices under the variable insurance product. In addition, we may not honor transfer requests if any variable investment choice that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio.

Underlying Fund Portfolio Frequent Trading Policies. The underlying fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. Underlying fund portfolios may, for example, assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period of time. The prospectuses for the underlying fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying fund portfolios and the policies and procedures we have adopted for our variable insurance products to discourage market timing and disruptive trading. Policy owners should be aware that we may not have the contractual ability or the operational capacity to monitor policy owners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. Accordingly, policy owners and other persons who have material rights under our variable insurance products should assume that any protection they may have against potential harm from market timing and disruptive trading is the protection, if any, provided by the policies and procedures we have adopted for our variable insurance products to discourage market timing or other disruptive trading in certain subaccounts.

Policy owners should be aware that we are required to provide to an underlying fund portfolio or its designee, promptly upon request, certain information about the trading activity of individual policy owners, and to restrict or prohibit further purchases or transfers by specific policy owners identified by an underlying fund portfolio as violating the frequent trading policies established for that portfolio.

Omnibus Orders. Policy owners and other persons with material rights under the variable insurance products also should be aware that the purchase and redemption orders received by the underlying fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the underlying fund portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of underlying fund portfolio shares, as well as the owners of all of the variable annuity or life insurance policies, including ours, whose variable investment choices correspond to the affected underlying fund portfolios. In addition, if an underlying fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in market timing and disruptive trading, the underlying fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

The following hereby amends, 5. EXPENSES beginning on page 18 of the prospectus:

Revenue We Receive

We (and our affiliates) may directly or indirectly receive payments from the underlying fund portfolios, their advisers, subadvisers, distributors or affiliates thereof, in connection with certain administrative, marketing and other services we (and our affiliates) provide and expenses we incur.

Because Transamerica Series Trust (“TST”) is managed by Transamerica Asset Management, Inc. (“TAM”), there are additional benefits to us and our affiliates for amounts you allocate to the TST underlying fund portfolios, in terms of our and our affiliates’ overall profitability. These additional benefits may be significant. Payments or other arrangements may be received from TAM. A variety of financial and accounting methods may be used to allocate resources and profits to us. Such payments or arrangements may be entered into for a variety of purposes, such as to allocate resources to us

6

to provide administrative services to the policyholders who invest in the TST underlying fund portfolios. These payments or arrangements may take the form of internal credits, recognition, or cash payments. Additionally, if a TST portfolio is sub-advised by an entity that is affiliated with us, we may retain more revenue than on those TST portfolios that are sub-advised by non-affiliated entities. During 2007 we received $24,366,029.88 from TAM pursuant to these arrangements. Only a small portion of the $24M amount referred to was attributable to the money market portfolio. We anticipate receiving comparable amounts in the future.

Other Payments. We and our affiliates, including TCI InterSecurities, Inc. (“ISI”), and World Group Securities (“WGS”), also directly or indirectly receive additional amounts or different percentages of assets under management from certain advisers and sub-advisers to the underlying fund portfolios (or their affiliates) with regard to variable insurance products or mutual funds that are issued by us and our affiliates. These amounts may be derived, in whole or in part, from the profits the investment adviser or sub-adviser receives from the advisory fee deducted from underlying fund portfolio assets. Policy owners, through their indirect investment in the underlying fund portfolios, bear the costs of these advisory fees (see the prospectuses for the underlying funds for more information). Certain advisers and sub-advisers of the underlying fund portfolios (or their affiliates):

•	may pay TCI amounts up to $75,000 per year to participate in a “preferred sponsor” program that provides such advisers and sub-advisers with access to TCI’s wholesalers at TCI’s national and regional sales conferences as well as internal and external meetings and events that are attended by TCI’s wholesalers and/or other TCI employees;

•	may pay ISI varying amounts to obtain access to ISI’s wholesaling and selling representatives;

•	may provide our affiliates and/or selling firms with wholesaling services to assist us in the distribution of the policies;

•	may provide us and/or certain affiliates and/or selling firms with occasional gifts, meals, tickets or other compensation as an incentive to market the underlying fund portfolios and to cooperate with their promotional efforts.

The amounts may be significant and provide the adviser or subadviser (or other affiliates) with increased access to us and to our affiliates involved in the distribution of the policies.

For the calendar year ended December 31, 2007, TCI received revenue sharing payments ranging from $2,500 to $49,350 (for a total of $381,768.22) from the following Fund managers and/or sub-advisers to participate in TCI’s events: ClearBridge Advisors, LLC, T. Rowe Price Associates Inc., Transamerica Investment Management, LLC, Van Kampen Asset Management, Morgan Stanley Investment Management, Inc. , Janus Capital Management, LLC, Jennison Associates LLC, Pacific Investment Management Company LLC, MFS® Investment Management, American Century Investment Management, Inc., AllianceBernstein L.P., Federated Equity Management Company of Pennsylvania, Federated Investment Management Company, Fidelity Management & Research Company, ING Clarion Real Estate Securities, BlackRock Advisors LLC, BlackRock Investment Management, LLC, Invesco AIM, Inc., Columbia Management Advisors, LLC, J.P. Morgan Investment Management, Inc., OppenheimerFunds, OppenheimerFunds, Inc., and RidgeWorth Capital Management, Inc. Please note some of the aforementioned managers and/or subadvisors may not be associated with underlying fund portfolios currently available in this product. Proceeds from certain of these payments by the underlying fund portfolios, the advisers, the sub-advisers and/or their affiliates may be used for any corporate purpose, including payment of expenses (1) that we and our affiliates incur in promoting, marketing, and administering the policy, and (2) that we incur, in our role as intermediary, in promoting, marketing, and administering the underlying fund portfolios. We and our affiliates may profit from these payments.

For further details about the compensation payments we make in connection with the sale of the Contracts, see “Distribution of the Contracts” below in this prospectus supplement.

The following hereby amends and to the extent inconsistent replaces the corresponding section of 10. OTHER INFORMATION beginning on page 26 of the prospectus:

Western Reserve Life Assurance Co. of Ohio

Western Reserve Life Assurance Co. of Ohio Western Reserve Life Assurance Co. of Ohio was incorporated under the laws of the State of Ohio on October 1, 1957. It is engaged in the business of writing life insurance policies and annuity contracts. The Company is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of

7

its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is licensed in the District of Columbia, Guam, Puerto Rico, and all states except New York. The Company is obligated to pay all benefits under the policy.

All obligations arising under the Contracts, including the promise to make annuity payments are general corporate obligations of Western Reserve Life Assurance Co. of Ohio.

Distribution of the Contracts

Distribution and Principal Underwriting Agreement. Our affiliate, TCI, replaced our affiliate AFSG as principal underwriter for the Contracts, effective May 1, 2007. Neither TCI nor AFSG is or was compensated for its services as principal underwriter of the Contracts.

The Contracts are no longer sold to new purchasers, but additional purchase payments may be made under existing Contracts. Additional purchase payments should be directed to Western Reserve Life Assurance Co. of Ohio, Attention: Customer Care Group, 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499-0001.

No sales commissions are payable in connection with the sale of the Contracts.

8

The following hereby amends, and to the extent inconsistent replaces, the corresponding APPENDIX A - CONDENSED FINANCIAL INFORMATIION beginning on page 31 of the prospectus:

CONDENSED FINANCIAL INFORMATION

The following condensed financial information is derived from the financial statements of the Variable Account. The data should be read in conjunction with the financial statements, related notes, and other financial information in the Statement of Additional Information.

The following table sets forth certain information regarding the Sub-Accounts for the period from commencement of business operation of these Sub-Accounts on December 31, 1999, through December 31, 2008.

Financial statements for the Variable Account and Transamerica and reports of the independent registered public accounting firm are available in the Statement of Additional Information.

Subaccount	Year	Beginning AUV	Ending AUV	# Units
Janus Aspen – Balanced Portfolio	2008	$42.199	$35.285	412,611.205
Subaccount Inception Date September 13, 1993	2007	$38.426	$42.199	463,921.000
	2006	$34.932	$38.426	519,851.000
	2005	$32.570	$34.932	548,981.185
	2004	$30.210	$32.570	598,062.124
	2003	$26.658	$30.210	692,269.000
	2002	$28.681	$26.658	867,177.665
	2001	$30.280	$28.681	929,488.974
	2000	$31.187	$30.280	944,768.965
	1999	$24.764	$31.187	882,216.822
Janus Aspen – Fundamental Equity Portfolio	2008	$34.039	$19.557	248,480.819
Subaccount Inception Date May 1, 1997	2007	$30.847	$34.039	291,282.000
	2006	$28.239	$30.847	369,530.000
	2005	$24.570	$28.239	417,199.853
	2004	$21.800	$24.570	403,717.675
	2003	$17.825	$21.800	469,979.000
	2002	$21.952	$17.825	539,072.521
	2001	$25.036	$21.952	575,494.859
	2000	$27.411	$25.036	627,362.600
	1999	$19.487	$27.411	692,274.711
Janus Aspen – Flexible Bond Portfolio	2008	$24.189	$25.480	284,391.088
Subaccount Inception Date September 13, 1993	2007	$22.746	$24.189	257,912.000
	2006	$21.968	$22.746	284,094.000
	2005	$21.680	$21.968	370,049.365
	2004	$20.990	$21.680	441,119.991
	2003	$19.853	$20.990	619,839.000
	2002	$18.087	$19.853	971,101.924
	2001	$16.898	$18.087	635,746.093
	2000	$16.008	$16.898	326,843.057
	1999	$15.858	$16.008	324,319.325
Janus Aspen – Forty Portfolio	2008	$40.602	$22.529	566,899.167
Subaccount Inception Date May 1, 1997	2007	$29.832	$40.602	659,277.000
	2006	$27.460	$29.832	682,502.000
	2005	$24.490	$27.460	816,704.085
	2004	$20.850	$24.490	890,381.296
	2003	$17.411	$20.850	1,005,534.000
	2002	$20.782	$17.411	1,140,915.778
	2001	$26.705	$20.782	1,357,637.610
	2000	$32.853	$26.705	1,630,542.736
	1999	$19.801	$32.853	1,511,875.364

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Subaccount	Year	Beginning AUV	Ending AUV	# Units
Janus Aspen – Growth and Income Portfolio	2008	$20.895	$12.212	364,832.500
Subaccount Inception Date May 1, 1998	2007	$19.338	$20.895	417,744.000
	2006	$18.012	$19.338	542,886.000
	2005	$16.140	$18.012	607,674.113
	2004	$14.510	$16.140	654,143.656
	2003	$11.809	$14.510	826,769.000
	2002	$15.149	$11.809	803,882.912
	2001	$17.602	$15.149	980,198.793
	2000	$20.625	$17.602	1,044,296.153
	1999	$11.928	$20.625	808,516.942
Janus Aspen - Global Life Sciences Portfolio	2008	$13.740	$9.707	200,648.381
Subaccount Inception Date May 1, 2000	2007	$11.332	$13.740	246,457.000
	2006	$10.700	$11.332	302,481.000
	2005	$9.560	$10.700	362,562.544
	2004	$8.400	$9.560	427,396.625
	2003	$6.700	$8.400	454,880.000
	2002	$9.545	$6.700	498,792.525
	2001	$11.496	$9.545	625,947.355
	2000	$10.000	$11.496	955,196.158
Janus Aspen - Global Technology Portfolio	2008	$5.318	$2.974	387,334.655
Subaccount Inception Date May 1, 2000	2007	$4.385	$5.318	508,395.000
	2006	$4.082	$4.385	557,770.000
	2005	$3.680	$4.082	678,321.181
	2004	$3.670	$3.680	1,146,207.060
	2003	$2.517	$3.670	1,457,610.000
	2002	$4.277	$2.517	953,632.592
	2001	$6.842	$4.277	1,319,222.615
	2000	$10.00	$6.842	1,180,148.176
Janus Aspen - Large Cap Growth Portfolio	2008	$31.088	$18.618	690,082.546
Subaccount Inception Date September 13, 1993	2007	$27.188	$31.088	737,536.000
	2006	$24.569	$27.188	846,306.000
	2005	$23.710	$24.569	965,846.852
	2004	$22.840	$23.710	1,228,593.214
	2003	$17.448	$22.840	1,652,555.000
	2002	$23.897	$17.448	1,670,391.417
	2001	$31.957	$23.897	2,034,502.405
	2000	$37.644	$31.957	2,309,698.040
	1999	$26.315	$37.644	2,014,953.327
Janus Aspen - Mid Cap Growth Portfolio	2008	$44.257	$24.745	655,813.184
Subaccount Inception Date September 13, 1993	2007	$36.501	$44.257	720,501.000
	2006	$32.337	$36.501	855,808.000
	2005	$28.980	$32.337	1,020,156.169
	2004	$24.160	$28.980	1,209,082.625
	2003	$17.998	$24.160	1,277,000.000
	2002	$25.137	$17.998	1,304,317.681
	2001	$41.786	$25.137	1,727,823.304
	2000	$61.688	$41.786	2,052,935.851
	1999	$27.546	$61.688	1,646,464.597
Janus Aspen – Perkins Mid Cap Value Portfolio	2008	$15.415	$11.062	388,464.130
Subaccount Inceptions Date May 1, 2000	2007	$14.426	$15.415	494,385.000
	2006	$12.580	$14.426	603,901.000
	2005	$11.470	$12.580	788,864.290
	2004	$9.770	$11.470	880,487.734
	2003	$6.946	$9.770	621,502.000
	2002	$9.106	$6.946	462,266.213
	2001	$9.976	$9.106	555,701.569
	2000	$10.000	$9.976	455,961.526

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Subaccount	Year	Beginning AUV	Ending AUV	# Units
Janus Aspen - Money Market VP	2008	$15.095	$15.292	1,367,955.894
Subaccount Inception Date May 1, 1995	2007	$14.492	$15.095	1,096,084.000
	2006	$13.928	$14.492	859,866.000
	2005	$13.620	$13.928	744,044.652
	2004	$13.560	$13.620	891,351.100
	2003	$13.531	$13.560	1,531,120.000
	2002	$13.402	$13.531	2,496,422.245
	2001	$12.943	$13.402	3,622,376.113
	2000	$12.257	$12.943	3,426,876.640
	1999	$11.752	$12.257	2,812,034.805
Janus Aspen - Worldwide Growth Portfolio	2008	$40.627	$22.337	527,928.099
Subaccount Inception Date September 13, 1993	2007	$37.302	$40.627	579,397.000
	2006	$31.762	$37.302	639,794.000
	2005	$30.200	$31.762	742,158.974
	2004	$29.010	$30.200	950,329.320
	2003	$23.548	$29.010	1,187,813.000
	2002	$31.815	$23.548	1,495,345.050
	2001	$41.286	$31.815	1,853,389.190
	2000	$49.277	$41.286	2,112,001.905
	1999	$30.160	$49.277	1,946,606.109

11

JANUS ANNUITY

VARIABLE ANNUITY

Issued Through

WRL SERIES ANNUITY ACCOUNT B

by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Supplement Dated December 20, 2007

To The

Prospectus Dated May 1, 2004

On or about December 21, 2007 (the “Closure Date”), the Janus Aspen – International Growth Portfolio – Institutional Shares (the “Subaccount”) will be closed to new investors. This means that the Subaccount will not be available to anyone who purchases a policy on or after the Closure Date. This also means that if you purchased a policy before the Closure Date, but did not have any policy value in the Subaccount on the Closure Date, then you cannot elect to invest in that Subaccount.

If you have policy value in the Subaccount on the Closure Date, you may do all of the following (subject to the terms and conditions contained in the Prospectus) as long as you maintain a balance in that Subaccount:

•	allocate additional premium payments to that Subaccount;
•	transfer into or out of that Subaccount;
•	withdraw amounts from that Subaccount; and
•	maintain your current investment in that Subaccount.

Please Note:

If at any time you transfer or withdraw all of your policy value from the Janus Aspen – International Growth Portfolio – Institutional Shares subaccount, then you can no longer invest in that subaccount.

This Supplement must be accompanied or preceded

by the Prospectus for the

Janus Annuity Variable Annuity dated May 1, 2004

JANUS ANNUITY

WRL FREEDOM ACCESS®

WRL FREEDOM ACCESS® II

WRL FREEDOM ATTAINER®

WRL FREEDOM BELLWETHER®

WRL FREEDOM CONQUEROR®

WRL FREEDOM ENHANCER®

WRL FREEDOM ENHANCER® II

WRL FREEDOM PREMIER®

WRL FREEDOM PREMIER® II

WRL FREEDOM PREMIER III VARIABLE ANNUITY

WRL FREEDOM SELECTSM

WRL FREEDOM VARIABLE ANNUITY

WRL FREEDOM WEALTH CREATOR®

FLEXIBLE PREMIUM VARIABLE ANNUITY – F

WRL FREEDOM ELITE BUILDER

WRL FREEDOM ELITE BUILDER II

WRL FREEDOM ELITE

WRL FREEDOM WEALTH PROTECTOR

WRL FREEDOM EQUITY PROTECTOR

WRL FINANCIAL FREEDOM BUILDER

WRL FREEDOM ELITE ADVISOR

WRL XCELERATOR

WRL FREEDOM SP PLUS

THE EQUITY PROTECTOR

ADVANTAGE IV

Issued by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

Prospectus Supplement dated February 25, 2005

The following information supplements the section in the prospectus under “Legal Proceedings”:

There continues to be significant federal and state regulatory activity relating to financial services companies, including insurance companies that sell variable insurance products, as well as mutual fund companies and their investment advisers. As part of an ongoing investigation regarding potential market timing, and other compliance issues and matters affecting Western Reserve and certain affiliates of Western Reserve (such as Transamerica Fund Advisors, Inc. (the “Advisor”), the investment adviser for the AEGON/Transamerica Series Fund, Inc. (the “Series Fund”)), the SEC staff has indicated that it is likely to take some action against Western Reserve, the Advisor and certain of their affiliates at the conclusion of the investigation. The potential timing and the scope of any such action is difficult to predict. Although the impact of any action brought against Western Reserve and/or its affiliates is difficult to assess at the present time, we currently believe that the likelihood that it will have a material adverse impact on us or the separate account is remote. Although it is not anticipated that these developments will have an adverse impact on the separate account, there can be no assurance at this time. Western Reserve and its affiliates are actively working with the SEC in regard to this matter; however, the exact resolution cannot be determined at this time. Western Reserve will take such actions that it deems necessary or appropriate to continue providing the necessary services to the separate account.

Western Reserve and/or its affiliates, and not the separate account or its policyowners or contract owners, will bear the costs regarding these regulatory matters.

AGO1196

May 1, 2004

Janus Aspen Series Institutional Shares

Growth Portfolio	Growth and Income Portfolio

Mid Cap Growth Portfolio	International Growth Portfolio

Capital Appreciation Portfolio	Worldwide Growth Portfolio

Mid Cap Value Portfolio	Global Life Sciences Portfolio

Core Equity Portfolio	Global Technology Portfolio

Balanced Portfolio	Flexible Income Portfolio

Money Market Portfolio

Janus Annuity

Variable Annuity

Prospectus

Issued Through

WRL SERIES ANNUITY ACCOUNT B

By

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

This prospectus gives you important information about the Janus Annuity, a flexible payment variable accumulation deferred annuity contract. Please read this prospectus and the prospectuses for the Janus Aspen Series before you invest and keep them for future reference. This Contract is available to individuals and can be used with individual retirement plans. This Contract is not available in all states.

You can put your money into 14 investment choices: a fixed account and 13 subaccounts of the WRL Series Annuity Account B. Money you put in a subaccount is invested exclusively in a single mutual fund portfolio of the Janus Aspen Series. Your investments in the Janus portfolios are not guaranteed. You could lose your money. Money you direct into the fixed account earns interest at a rate guaranteed by Western Reserve.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

If you would like more information about the Janus Annuity, you can obtain a free copy of the Statement of Additional Information (“SAI”) dated May 1, 2004. Please call us at 1-800-504-4440 (Monday-Friday, 8:30 A.M.-7:00 P.M., Eastern Time), write us at: Western Reserve, Administrative Office — Annuity Department P.O. Box 9052, Clearwater, Florida 33758-9052, or visit our website at www.westernreserve.com. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (“SEC”) and is incorporated herein by reference. The SEC maintains a web site (www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference and other information. The table of contents of the SAI is included at the end of this prospectus.

Please note that the Contract and the Janus portfolios:

•	are not bank deposits
•	are not federally insured
•	are not endorsed by any bank or government agency
•	are not guaranteed to achieve their goal
•	involve risks, including possible loss of premium

AG09000 – 5/2004

DEFINITIONS OF SPECIAL TERMS

accumulation period	The period between the Contract date and the maturity date while the Contract is in force.

accumulation unit value	An accounting unit of measure we use to calculate subaccount values during the accumulation period.

administrative office	Our administrative office and mailing address is P.O. Box 9052, Clearwater, Florida 33758-9052. Our street address is 570 Carillon Parkway, St. Petersburg, Florida 33716. Our phone number is 1-800-504-4440.

age

The issue age, which is the annuitant’s age on the

birthday nearest the Contract date, plus the number

of completed Contract years. When we use the term

“age” in this prospectus, it has the same meaning as “attained age” in the Contract.

annuitant	The person you named in the application (or later changed), to receive annuity payments. The annuitant may be changed as provided in the Contract’s death benefit provisions and annuity provision.

annuity unit value	An accounting unit of measure we use to calculate annuity payments from certain subaccounts after the maturity date.

annuity value	The sum of the separate account value and the fixed account value at the end of any valuation period.

beneficiary(ies)	The person(s) you elect to receive the death benefit proceeds under the Contract.

cash value	The annuity value less the annual Contract charge and any applicable premium taxes.

Code	The Internal Revenue Code of 1986, as amended.

Contract date	Generally, the later of the date on which the initial purchase payment is received, or the date that the properly completed application is received, at Western Reserve’s administrative office. We measure Contract years, Contract months and Contract anniversaries from the Contract date.

death benefit proceeds	If an owner who is the annuitant dies during the accumulation period, the death benefit proceeds are the amount, if any, payable under the death benefit described in your Contract.

1

death report day	The valuation date on which we have received both proof of death of the owner who is the annuitant and a beneficiary’s election regarding payment. If there are multiple beneficiaries, the death report day is the earliest date on which we receive both proof of death and any beneficiary’s completed election form.

fixed account	An option to which you can direct your money under the Contract, other than the separate account. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in the general account. The fixed account is not available in all states.

fixed account value	During the accumulation period, your Contract’s value in the fixed account.

in force	Condition under which the Contract is active and the owner is entitled to exercise all rights under the Contract.

maturity date	The date on which the accumulation period ends and annuity payments begin. The latest maturity date is the annuitant’s 90th birthday.

NYSE	New York Stock Exchange.

nonqualified Contracts	Contracts issued other than in connection with retirement plans.

owner (you, your)	The person(s) entitled to exercise all rights under the Contract. The annuitant is the owner unless the application states otherwise, or unless a change of ownership is made at a later time.

portfolio	A separate investment portfolio of the Trust.

purchase payments/premium	Amounts paid by an owner or on the owner’s behalf to Western Reserve as consideration for the benefits provided by the Contract. When we use the term “purchase payment” or “premium” in this prospectus, it has the same meaning as “net payment” in the Contract, which means the purchase payment less any applicable premium taxes.

qualified Contracts	Contracts issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

separate account	WRL Series Annuity Account B, a separate account composed of subaccounts established to receive and invest purchase payments not allocated to the fixed account.

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separate account value	During the accumulation period, your Contract’s value in the separate account, which equals the sum of the values in each subaccount.

subaccount	A subdivision of the separate account that invests exclusively in the shares of a specified portfolio and supports the Contracts. Subaccounts corresponding to each portfolio hold assets under the Contract during the accumulation period. Other subaccounts corresponding to each portfolio will hold assets after the maturity date if you select a variable annuity payment option.

successor owner	The person who becomes the new owner if the owner is not the annuitant and dies before the annuitant.

surrender	The termination of a Contract at the option of the owner.

Trust	Janus Aspen Series, an investment company registered with the U.S. Securities and Exchange Commission.

valuation date/business day	Each day on which the NYSE is open for trading, except when a subaccount’s corresponding portfolio does not value its shares. Western Reserve is open for business on each day that the NYSE is open. When we use the term “business day,” it has the same meaning as valuation date.

valuation period	The period of time over which we determine the change in the value of the subaccounts in order to price accumulation units and annuity units. Each valuation period begins at the close of normal trading on the NYSE (currently 4:00 p.m. Eastern Time on each valuation date) and ends at the close of normal trading of the NYSE on the next valuation date.

Western Reserve (we, us, our)	Western Reserve Life Assurance Co. of Ohio.

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SUMMARY

The sections in this summary correspond to sections in this prospectus, which discuss the topics in more detail. Please read the entire prospectus carefully.

1. THE ANNUITY CONTRACT

The Janus Annuity is a flexible payment variable accumulation deferred annuity contract (the “Contract”) offered by Western Reserve. It is a contract between you, as the owner, and Western Reserve, a life insurance company. The Contract provides a way for you to invest on a tax-deferred basis in the subaccounts of the separate account and the fixed account. We intend the Contract to be used to accumulate money for retirement or other long-term investment purposes.

The Contract allows you to direct your money into any of the 13 subaccounts. Each subaccount invests exclusively in a single portfolio of the Janus Aspen Series (the “Trust”). The money you invest in the subaccounts will fluctuate daily based on the portfolio’s investment results. The value of your investment in the subaccounts is not guaranteed and may increase or decrease. You bear the investment risk for amounts you invest in the subaccounts.

You can also direct money to the fixed account. Amounts in the fixed account earn interest annually at a fixed rate that is guaranteed by us never to be less than 4%, and may be more. We guarantee the interest, as well as principal, on money placed in the fixed account. The fixed account is not available in all states.

You can transfer money between any of the investment choices during both the accumulation period and the income phase, subject to certain limits on transfers from the fixed account.

The Contract, like all deferred annuity contracts, has two phases: the “accumulation period” and the “income phase.” During the accumulation period, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you take them out of the Contract. The income phase starts on the maturity date when you begin receiving regular payments from your Contract. The money you can accumulate during the accumulation period, as well as the annuity payment option you choose, will largely determine the amount of any income payments you receive during the income phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE)

The Contract allows you to receive income after the maturity date under one of five annuity payment options. You may choose from fixed payment options or variable payment options. If you select a variable payment option, the dollar amount of the payments you receive may go up or down depending on the investment results of the portfolios you invest in at that time. You cannot annuitize before your Contract’s fifth anniversary.

3. PURCHASE

You can buy this Contract with $2,500 or more under most circumstances. You can add as little as $100 at any time during the accumulation period. We allow purchase payments up to a total of $1,000,000 per Contract year without prior approval. There is no limit on the total purchase payments you may make during the accumulation period.

4. INVESTMENT CHOICES

You can invest your money in any of the 13 portfolios of the Trust by directing it to the corresponding subaccount. The portfolios are described in the prospectuses for the Trust that are attached to this prospectus. The portfolios now available to you under the Contract are:

Janus Aspen Series — Institutional Shares

Growth Portfolio	International Growth Portfolio
Mid Cap Growth Portfolio	Worldwide Growth Portfolio
Capital Appreciation Portfolio	Global Life Sciences Portfolio
Mid Cap Value Portfolio	Global Technology Portfolio
Core Equity Portfolio	Flexible Income Portfolio
Balanced Portfolio	Money Market Portfolio
Growth and Income Portfolio

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Please contact our administrative office at 1-800-504-4440 (Monday-Friday 8:30 a.m.-7:00 p.m. Eastern Time) or visit our website (www.westernreserve.com) to obtain an additional copy of the Trust prospectus containing more complete information concerning the Trust and portfolios.

Depending upon market conditions, you can make or lose money in any of these subaccounts. We reserve the right to offer other investment choices in the future.

You can also allocate your purchase payments to the fixed account. The fixed account is not available in all states. If your Contract was issued in New Jersey or Washington, you may not direct or transfer any money to the fixed account.

Transfers. You have the flexibility to transfer assets within your Contract. At any time during the accumulation period you may transfer amounts among the subaccounts and between the subaccounts and the fixed account. Certain restrictions apply.

5. EXPENSES

We do not take any deductions for sales charges from purchase payments at the time you buy the Contract. You generally invest the full amount of each purchase payment in one or more of the investment choices.

During the accumulation period and the income phase (if you elect a variable annuity payment option), we deduct a daily mortality and expense risk charge of 0.50% annually and a daily administrative charge of 0.15% annually from the money you have invested in the subaccounts.

During the accumulation period, we deduct an annual Contract charge of $30 from the annuity value on each Contract anniversary. We currently waive this charge if the annuity value of your Contract equals or exceeds $25,000 on the Contract anniversary when this charge is payable. Although the Contract permits us to assess this charge if you surrender your Contract, we currently waive this charge at surrender.

We impose a $10 charge per transfer if you make more than 12 transfers among the subaccounts per Contract year. There is no charge for transfers from the fixed account. We do not currently charge for Internet transfers, although we reserve the right to do so in the future.

We may deduct state premium taxes, which currently range from 0% to 3.50%, when you make your purchase payment(s), if you surrender the Contract or partially withdraw its value, if we pay out death benefit proceeds, or if you begin to receive regular annuity payments. We only charge you premium taxes in those states that require us to pay premium taxes.

The portfolios deduct management fees and expenses from amounts you have invested in the portfolios. These fees and expenses reduce the value of your portfolio shares. These fees and expenses currently range from 0.64% to 2.08% annually, depending on the portfolio. See the prospectuses for the Trust and the Annuity Contract Fee Table section of this prospectus.

6. TAXES

The Contract’s earnings are generally not taxed until you take them out. For federal tax purposes, if you take money out during the accumulation period, earnings come out first and are taxed as ordinary income. If you are younger than 59 1⁄2 when you take money out of a Contract, you may be charged a 10% federal penalty tax on the amount you must report as taxable income. The annuity payments you receive during the income phase may be considered partly a return of your original investment so that part of each payment may not be taxable as income until the “investment in the contract” has been fully recovered. Different tax consequences may apply for a Contract used in connection with a qualified Contract.

Death benefits are taxable and generally are included in the income of the recipient as follows: if received under an annuity payment option, death benefits are taxed in the same manner as annuity payouts; if not received under an annuity payment option (for instance, if paid out in a lump sum), death benefits are taxed in the same manner as a partial withdrawal or complete surrender.

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7. ACCESS TO YOUR MONEY

You can take some or all of your money out anytime during the accumulation period. However, you may not take a partial withdrawal if it reduces the cash value below $2,500. No partial withdrawals may be made from the fixed account without prior consent from us. Other restrictions may apply. You may also have to pay federal income tax and a penalty tax on any money you take out. No withdrawal charges apply.

8. PERFORMANCE

The value of your Contract will vary up or down depending upon the investment performance of the subaccounts you choose and will be reduced by Contract fees and charges. We provide performance information in Appendix B and in the SAI. Past performance does not guarantee future results.

9. DEATH BENEFIT

If you are both an owner and the annuitant and you die before the maturity date, your beneficiary generally will receive the death benefit proceeds. Death benefit provisions may vary by state.

If you name different persons as owner and annuitant, you can affect whether the death benefit proceeds are payable and who will receive them. Use care when naming owners, annuitants, successor owners and beneficiaries.

Payments upon death are subject to certain distribution requirements under the Code. See the SAI for more details.

If the annuitant who is an owner dies before the maturity date and if a death benefit is payable, the death benefit proceeds will be the greater of:

•	the annuity value of your Contract on the death report day; or

•	the total purchase payments you make to the Contract, reduced by partial withdrawals.

The death benefit payable, if any, on or after the maturity date depends on the annuity payment option selected. See Section 2. Annuity Payments (The Income Phase) - Fixed Annuity Payment Options and Variable Annuity Payment Options for a description of the annuity payment options. Not all payment options provide for the payment of a death benefit.

10. OTHER INFORMATION

Right to Cancel Period. You may return your Contract for a refund within 10 days after you receive it. In most states, the amount of the refund will be the total purchase payments we have received, plus (or minus) any gains (or losses) in the amounts you invested in the subaccounts. You will keep any gains, and bear any losses, on amounts that you invested in the subaccounts. If state law requires, we will refund your original purchase payment(s). We determine the value of the refund as of the date we receive the returned Contract at our administrative office. We will pay the refund within 7 days after we receive your original signature written notice of cancellation and the returned Contract. A faxed version or a copy of the written notice of cancellation will not be sufficient for us to pay a refund. The Contract will then be deemed void. In some states you may have more than 10 days and/or receive a different refund amount.

Who Should Purchase the Contract? We have designed this Contract for people seeking long-term tax deferred accumulation of assets, generally for retirement. This includes persons who have maximized their use of other retirement savings methods, such as 401(k) plans. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in. If you are purchasing the Contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides tax-sheltered growth.

Additional Features. This Contract has additional features that might interest you. These include the following:

•	Systematic Partial Withdrawals: You can arrange to have money automatically sent to you monthly, quarterly, semi-annually, or annually while your Contract is in the accumulation period. Amounts you receive may be included in your gross income, and, in certain circumstances, may be subject to penalty taxes.

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•	Systematic Exchanges: You can arrange to have a certain amount of money automatically transferred monthly from one or any combination of the fixed account, the Money Market subaccount or the Flexible Income subaccount into your choice of subaccounts. This is also known as dollar cost averaging, a long-term investment method which provides for regular, level investments over time. Systematic exchanges do not guarantee a profit or protect against a loss if market prices decline.

•	Asset Rebalancing: We will, upon your request, automatically transfer amounts periodically among the subaccounts on a regular basis to maintain a desired allocation of the annuity value among the various subaccounts.

•	Telephone, Fax and Internet Transactions: You may make transfers, partial withdrawals and/or change the allocation of additional purchase payments by telephone or fax. You may also make transfers and change premium payment allocations through our website – www.westernreserve.com. Internet transactions are not available for transfers and changes in premium payment allocation involving the fixed account. Transfer orders made in writing, by telephone, by facsimile, or via the Internet must be received before the close of our business day, which is the same as when the NYSE closes, usually 4:00 p.m. Eastern Time. Transfer orders received at our administrative office before the NYSE closes are priced using the subaccount accumulation unit value determined at the close of that regular business session of the NYSE (usually 4:00 p.m. Eastern Time). If we receive a transfer order at our administrative office after the NYSE closes for normal trading, we will process the order using the subaccount accumulation unit value determined at the close of the next regular business session of the NYSE.

•	Multiple Beneficiaries: If an owner who is the annuitant dies before the maturity date, and the deceased owner has named multiple beneficiaries, each beneficiary may choose individually how he or she wants to receive his/her portion of the death benefit proceeds.

These features are not available in all states, may vary by state and may not be suitable for your particular situation.

Scheduled Financial Transaction Processing. We process scheduled financial transactions based on the accumulation unit values determined at the end of the business day on which we schedule the transaction. Examples of scheduled financial transactions include systematic partial withdrawals, systematic exchanges and asset rebalancing.

A business day is any day the NYSE is open. Our business day closes when the NYSE closes, usually 4:00 p.m. Eastern Time. We observe the same holidays as the NYSE. If a day on which a scheduled financial transaction would ordinarily occur falls on a day the NYSE is closed, we will process the transaction the next day that the NYSE is open.

Certain states place restrictions on access to the fixed account, on the annuity payment options, on the death benefit calculation and on other features of the Contract. Consult your Contract for details.

11. INQUIRIES

If you need additional information, please contact us at:

Western Reserve Life

Administrative Office

Attention: Annuity Department

P.O. Box 9052

Clearwater, FL 33758-9052

1-800-504-4440 (Monday-Friday, 8:30 A.M.-7:00 P.M.,

Eastern Time)

www.westernreserve.com

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ANNUITY CONTRACT FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time that you buy the Contract, take a loan from the Contract, partially withdraw or completely surrender the Contract, or transfer annuity value between the subaccounts and/or the fixed account. State premium taxes may also apply.

Owner Transaction Expenses

Sales Load on Purchase Payments	None
Maximum Withdrawal Charge (as a % of purchase payments)(1)	None
Transfer Charge(2)	$10 after 12 per year

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including portfolio fees and expenses. This table also includes the charges you would pay if you added optional riders to your Contract.

Periodic Charges other than Portfolio Expenses

Annual Contract Charge	$30 per Contract year
Separate Account Annual Expenses (as a % of average separate account value during the accumulation period)
Mortality and Expense Risk Charge(3) Administrative Charge(3) Total Separate Account Annual Expenses	0.50% 0.15% 0.65%

(1)	We will deduct from any payment for a partial or complete surrender the charge for any extraordinary expenses we incur for expediting delivery of the payment of your partial or complete surrender – such as for wire transfers or overnight mail expenses. We charge $25 for a wire transfer and $20 ($30 for a Saturday delivery) for an overnight delivery.
(2)	There is no charge for transfers from the fixed account. We do not currently charge for Internet transfers, although we reserve the right to do so in the future.
(3)	These charges apply to each subaccount. They do not apply to the fixed account. These charges apply during the accumulation period; they also apply during the income phase if you elect variable annuity income payments.

The next table shows the lowest and highest total operating expenses charged by the portfolios for the fiscal year ended December 31, 2003. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Range of Expenses for the Portfolios(1)

	Minimum	Maximum
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.64%	2.08%
Net Annual Portfolio Operating Expenses (2) (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses – after any contractual waivers of fees and expenses)	0.50%	1.25%

(1)	The portfolio expenses used to prepare this table were provided to Western Reserve by the Trust. Western Reserve has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2003. Current or future expenses may be greater or less than those shown.
(2)	The range of Net Annual Portfolio Operating Expenses takes into account contractual arrangements of the one portfolio that requires the portfolio investment adviser to reimburse or waive portfolio expenses.

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Example of Maximum Charges

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The Example shows the maximum costs of investing in the Contract, including Contract owner transaction expenses, the annual Contract charge, separate account charges, and maximum Annual Portfolio Operating Expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year.

If you surrender, annuitize* or remain invested in the Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years

$ 284	$ 870	$1,482	$3,134

*	You cannot annuitize your Contract before your Contract’s fifth anniversary.

The Example does not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). The annual Contract charge of $30 is reflected as an annual charge of 0.08% that is determined by dividing the total Contract charges collected during 2003 by total average net assets attributable to the Contract during 2003.Different fees and expenses not reflected in the Example may be assessed after you annuitize under a variable annuity payout option.

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

Financial Information. We have included in Appendix A a financial history of the accumulation unit values for the subaccounts.

1. THE ANNUITY CONTRACT

This prospectus describes the Janus Annuity variable annuity contract offered by Western Reserve.

An annuity is a contract between you, the owner, and an insurance company (in this case Western Reserve), where the insurance company promises to pay the annuitant an income in the form of annuity payments. These payments begin after the maturity date. (See Section 2 below.) Until the maturity date, your annuity is in the accumulation period and the earnings generally are tax deferred. Tax deferral means you generally are not taxed on your annuity until you take money out of your annuity. After the maturity date, your annuity switches to the income phase.

The Contract is a flexible payment variable accumulation deferred annuity. You can use the Contract to accumulate funds for retirement or other long-term financial planning purposes.

It is a “flexible payment” Contract because after you purchase it, you can generally make additional investments of $100 or more at any time, until the maturity date. But you are not required to make any additional investments.

The Contract is a “variable” annuity because the value of your Contract can go up or down based on the performance of your investment choices. If you select the variable investment portion of the Contract, the amount of money you are able to accumulate in your Contract during the accumulation period depends upon the performance of your investment choices. If you elect to receive variable annuity payments during the income phase of your Contract, the amount of your annuity payments will also depend upon performance of your investment choices for the income phase.

The Contract also contains a fixed account. The fixed account offers an interest rate that is guaranteed by Western Reserve to equal at least 4% per year. There may be different interest rates for each payment or transfer you direct to the fixed account which are equal to or greater than the guaranteed rate. The interest rates we set will be credited for periods of at least one year measured from each payment or transfer date.

The fixed account is not available in all states. If your Contract was issued in New Jersey or Washington, you may not direct or transfer any money to the fixed account.

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2. ANNUITY PAYMENTS (THE INCOME PHASE)

You choose the date when annuity payments start under the Contract. This is the maturity date. You can change this date by giving us 30 days written notice. The maturity date cannot be earlier than the end of the fifth Contract year. The maturity date cannot be later than the annuitant’s 90th birthday. The maturity date may be earlier for qualified Contracts.

Election of Annuity Payment Option. Before the maturity date, if the annuitant is alive, you may choose an annuity payment option or change your option. If you do not choose an annuity option by the maturity date, we will make payments under Option D (see below) as a Variable Life Income with 10 years of guaranteed payments. You cannot change the annuity payment option after the maturity date.

If you choose a variable payment option, you must specify how you want the annuity proceeds divided among the subaccounts as of the maturity date. If you do not specify, we will allocate the annuity proceeds in the same proportion as the annuity value is allocated among the investment options on the maturity date. After the maturity date, you may make transfers among the subaccounts, but you may not make transfers from or to the fixed account; we may limit subaccount transfers to one per Contract year.

Unless you specify otherwise, the annuitant named on the application will receive the annuity payments. As of the maturity date and so long as we agree, you may elect a different annuitant or add a co-annuitant who will be a joint payee under a joint and survivor life income payment option. If you do not choose an annuitant, we will consider you to be the annuitant.

Supplemental Contract. Once you annuitize and if you have selected a fixed annuity payment option, the Contract will end and we will issue a supplemental Contract to describe the terms of the option you selected. The supplemental Contract will name who will receive the annuity payments and describe when the annuity payments will be made.

Annuity Payment Options Under the Contract

The Contract provides five annuity payment options that are described below. You may choose any annuity payment option available under your Contract. You can choose to receive payments monthly, quarterly, semi-annually or annually.

We will use your “annuity proceeds” to provide these payments. The “annuity proceeds” is your annuity value on the maturity date, less any premium tax that may apply. If your annuity payment would be less than $20, then we will pay you the annuity proceeds in one lump sum.

Fixed Annuity Income Payments. If you choose annuity payment Option A, B or C, the dollar amount of each annuity payment will be fixed on the maturity date and guaranteed by us. The payment amount will depend on three things:

•	The amount of the annuity proceeds on the maturity date;

•	The interest rate we credit on those amounts (we guarantee a minimum annual interest rate of 3%); and

•	The specific payment option you choose.

Variable Annuity Income Payments. If you choose variable annuity payment Option D or E, the dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the Contract. The dollar amount of each additional variable payment will vary based on the investment performance of the subaccount(s) you invest in and the Contract’s assumed investment return of 5%. The dollar amount of each variable payment after the first may increase, decrease or remain constant. If, after all charges are deducted, the actual investment performance exactly matches the Contract’s assumed investment return of 5% at all times, then the dollar amount of the next variable annuity payment would remain the same. If actual investment performance, after all charges are deducted, exceeds the assumed investment return, then the dollar amount of the variable annuity payments would increase. But, if actual investment performance, less charges, is lower than the 5% assumed investment return, then the dollar amount of the variable annuity payments would decrease. The portfolio in which you are invested must grow at a rate at least equal to the 5% assumed investment return (plus the mortality and expense risk charge of 0.50% annually and the administrative charge of 0.15% annually) in order to avoid a decrease in the dollar amount of variable annuity payments. For more information on how variable annuity income payments are determined, see the SAI.

If you elect a variable annuity payment option, we deduct a daily mortality and expense risk charge of 0.50% annually and an administrative charge of 0.15% annually from your subaccount assets.

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The annuity payment options are explained below. Some of the annuity payment options may not be available in all states. Options A, B, and C are fixed only. Options D and E are variable only.

Fixed Annuity Payment Options

Payment Option A — Fixed Installments: We will pay the annuity in equal payments over a fixed period of 5, 10, 15 or 20 years or any other fixed period acceptable to Western Reserve.

Payment Option B — Life Income — Fixed Payments:

•	No Period Certain — We will make level payments only during the annuitant’s lifetime; or

•	10 Years Certain — We will make level payments for the longer of the annuitant’s lifetime or 10 years; or

•	Guaranteed Return of Annuity Proceeds — We will make level payments for the longer of the annuitant’s lifetime or until the total dollar amount of payments we made to you equals the annuity proceeds.

Payment Option C — Joint and Survivor Life Income — Fixed Payments: We will make level payments during the joint lifetime of the annuitant and a co-annuitant of your choice. Payments will be made as long as either person is living.

For more information on how the fixed annuity payments are determined, see the SAI.

Variable Annuity Payment Options

Payment Option D — Variable Life Income: The annuity proceeds are used to purchase variable annuity units in the subaccounts you select. You may choose between:

•	No Period Certain — We will make variable payments only during the annuitant’s lifetime; or

•	10 Years Certain — We will make variable payments for the longer of the annuitant’s lifetime or 10 years.

Payment Option E — Variable Joint and Survivor Life Income: We will make variable payments during the joint lifetime of the annuitant and a co-annuitant of your choice. Payments will be made as long as either person is living.

Other annuity payment options may be arranged by agreement with us.

Note Carefully: The death benefit payable after the maturity date will be affected by the annuity option you choose.

IF:

•	you choose Life Income with No Period Certain or a Joint and Survivor Life Income (fixed or variable); and
•	the annuitant(s) dies, for example, before the due date of the second annuity payment;

THEN:

•	we may make only one annuity payment and there will be no death benefit payable.

IF:

•	you choose Fixed Installments, Life Income with 10 Years Certain, Life Income with Guaranteed Return of Annuity Proceeds, or Variable Life Income with 10 Years Certain; and
•	the person receiving payments dies prior to the end of the guaranteed period;

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THEN:

•	the remaining guaranteed payments will be continued to that person’s beneficiary, or their value (determined at the date of death) may be paid in a single sum.

We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the annuitant’s address of record. The annuitant is responsible for keeping Western Reserve informed of the annuitant’s current address of record.

3. PURCHASE

Contract Issue Requirements

We will issue a Contract IF:

•	we receive the information we need to issue the Contract;
•	we receive a minimum initial purchase payment; and
•	you and the annuitant are age 85 or younger.

Purchase Payments

You should make checks or drafts for purchase payments payable only to “Western Reserve Life” and send them to our administrative office. Your check or draft must be honored in order for us to pay any associated payments and benefits due under the Contract.

Initial Purchase Requirements

The initial purchase payment for most Contracts must be at least $2,500. We will credit your initial purchase payment to your Contract within two business days after the day we receive it and your complete Contract information at our administrative office. If we are unable to credit your initial purchase payment, we will contact you within five business days and explain why. We will also return your initial purchase payment at that time unless you tell us to keep it. We will credit your initial purchase payment as soon as we receive all necessary application information.

The date on which we credit your initial purchase payment to your Contract is the Contract date. If we receive your complete Contract application and initial purchase payment on the 29th, 30th or 31st day of the month, your Contract date will be the 28th day of the month. We will, however, credit your initial purchase payment on the business day on which we actually receive the payment, provided your application is complete. The Contract date is used to determine Contract years, Contract months and Contract anniversaries.

Generally, we will credit your initial purchase payment at the accumulation unit value computed at the end of the business day on which we receive it and have all necessary application information at our administrative office. Our business day closes at 4:00 p.m. Eastern Time. If we receive your initial purchase payment and complete application after the close of our business day, we will calculate and credit it as of the close of the next business day.

Although we do not anticipate delays in processing your application, we may experience delays if agents fail to forward applications and purchase payments to our administrative office in a timely manner.

If you wish to make purchase payments by bank wire, please contact our administrative office at 1-800-851-9777 (Monday – Friday 8:30 a.m. – 7:00 p.m. Eastern Time.)

We may reject any application or purchase payments for any reason permitted by law.

Additional Purchase Payments

You are not required to make any additional purchase payments. However, you can make additional purchase payments as often as you like during the lifetime of the annuitant and prior to the maturity date. We will accept purchase payments by bank wire or by check. Additional purchase payments must be at least $100 ($1,000 if by wire). We will credit any additional purchase payments you make to your Contract at the accumulation unit value computed at the end of the business day on which we receive them at our administrative office. Our business day closes when the NYSE closes, usually 4:00 p.m. Eastern Time. If we receive your purchase payments after the close of our business day, we will calculate and credit them as of the close of the next business day.

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Maximum Annual Purchase Payments

We allow purchase payments up to a total of $1,000,000 per Contract year without prior approval. There is no limit on the total purchase payments you may make during the accumulation period.

Allocation of Purchase Payments

On the Contract date, we will allocate your purchase payment to the investment choices you selected on your application. Your allocation must be in whole percentages and must total 100%. We may in the future require that you allocate at least 10% of each payment to any particular investment choice. We will allocate additional purchase payments in accordance with your current purchase payment allocation instructions.

You may change allocations for future additional purchase payments by writing or telephoning the administrative office or by visiting our website – www.westernreserve.com, subject to the limitations described below under Section 4. Investment Choices – Telephone, fax and Internet Transactions. The allocation change will apply to purchase payments received after the date we receive the change request.

You should review periodically how your payments are divided among the subaccounts because market conditions and your overall financial objectives may change.

Right to Cancel Period

You may return your Contract for a refund within 10 days after you receive it. In most states, the amount of the refund will be the total purchase payments we have received, plus (or minus) any gains (or losses) in the amounts you invested in the subaccounts. You will keep any gains, and bear any losses, on amounts that you invested in the subaccounts. If state law requires, we will refund your original purchase payment(s). We determine the value of the refund as of the date we receive your written notice of cancellation and the returned Contract at our administrative office. We will pay the refund within 7 days after we receive your written notice of cancellation and the returned Contract. The Contract will then be deemed void. In some states you may have more than 10 days and/or receive a different refund amount.

Policy Delivery Receipt

You will be given 30 days after receipt of your Contract to sign and return the Policy Delivery Receipt Form. Your signature on the Policy Delivery Receipt Form is the acceptance for your Contract. If after 30 days, we have not received the signed form, we will follow up with a reminder letter. After 60 days, if we have still not received this signed form, we will send another request by certified mail. If the certified mail slip is returned, but the Policy Delivery Receipt is still not received, we will assume you have accepted this Contract. Also, if, at any time after we issue this Contract, you have made any of the following transactions: partial withdrawals, systematic partial withdrawals, transfers, automatic monthly investing and/or additional purchase payments, we will assume you have accepted this Contract.

Annuity Value

You should expect your annuity value to change from valuation period to valuation period to reflect the investment performance of the portfolios, the interest credited to your value in the fixed account, and the fees and charges we deduct. A valuation period begins at the close of business on each business day and ends at the close of business on the next valuation date. A valuation date is any day the NYSE is open. Our business day closes when the NYSE closes, usually 4:00 P.M. Eastern Time. We observe the same holidays as the NYSE.

Accumulation Units

We measure the value of your Contract during the accumulation period by using a measurement called an accumulation unit. During the income phase, we use a measurement called an annuity unit. When you direct money into a subaccount, we credit your Contract with accumulation units for that subaccount. We determine how many accumulation units to credit by dividing the dollar amount you direct to the subaccount by the subaccount’s accumulation unit value as of the end of that valuation date. If you withdraw or transfer out of a subaccount, or if we assess a transfer or annual Contract charge, we subtract accumulation units from the subaccounts using the same method.

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Each subaccount’s accumulation unit value was set at $10 when the subaccount started. We recalculate the accumulation unit value for each subaccount at the close of each valuation date. The new accumulation unit value reflects the investment performance and the fees and expenses of the underlying portfolio, and the daily deduction of the mortality and expense risk charge and the administrative charge. For a detailed discussion of how we determine accumulation unit values, see the SAI.

4. INVESTMENT CHOICES

The Separate Account

Currently 13 subaccounts of the separate account are offered through this Contract.

Janus Aspen Series

Each subaccount invests exclusively in the Institutional Shares of one portfolio of the Trust. Janus Capital Management LLC serves as the investment adviser to each portfolio. The portfolios are listed below.

Growth Portfolio

Mid Cap Growth Portfolio

Capital Appreciation Portfolio

Mid Cap Value Portfolio

Core Equity Portfolio

Balanced Portfolio

Growth and Income Portfolio

International Growth Portfolio

Worldwide Growth Portfolio

Global Life Sciences Portfolio

Global Technology Portfolio

Flexible Income Portfolio

Money Market Portfolio

The general public may not purchase these portfolios, but they may be sold to other insurance companies and qualified plans. Their investment objectives and policies may be similar to other portfolios and mutual funds managed by the same investment adviser that are sold directly to the public. You should not expect that the investment results of the other portfolios and mutual funds will be comparable to those of the portfolios offered by this prospectus.

There is no assurance that a portfolio will achieve its stated objective(s). For example, during extended periods of low interest rates, the yield of a money market subaccount may become extremely low and possibly negative. More detailed information, including an explanation of each portfolio’s investment objective, may be found in the Trust’s current prospectuses, which are attached to this prospectus. You should read the prospectuses for the Trust carefully before you invest.

Please contact our administrative office at 1-800-504-4440 (Monday-Friday 8:20 a.m.-7:00 p.m. Eastern Time) or visit our website (www.westernreserve.com) to obtain an additional copy of the Trust prospectus containing more complete information concerning the Trust and portfolios.

We do not guarantee that each portfolio will always be available for investment through the Contract. We reserve the right, subject to compliance with applicable laws, to add new portfolios or portfolio classes, close existing portfolios or portfolio classes to allocations of new premiums by existing owners or new Contract owners at any time, or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. New or substitute portfolios or portfolio classes may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to your interest in a subaccount without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law.

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The Fixed Account

Purchase payments you allocate to and amounts you transfer to the fixed account become part of the general account of Western Reserve. Interests in the general account have not been registered under the Securities Act of 1933 (the “1933 Act”), nor is the general account registered as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). Accordingly, neither the general account nor any interests in the general account is generally subject to the provisions of the 1933 Act or 1940 Act. Western Reserve has been advised that the staff of the SEC has not reviewed the disclosure in this prospectus which relates to the fixed account.

We guarantee that the interest credited to the fixed account will not be less than 4% per year. We have no formula for determining fixed account interest rates. We establish the interest rate, at our sole discretion, for each purchase payment or transfer into the fixed account. Rates are guaranteed for at least one year, but will never be less than 4% per year.

Any money you allocate or transfer to the fixed account will be placed with the other general assets of Western Reserve. All assets in our general account are subject to the general liabilities of our business operations. The amount of money you are able to accumulate in the fixed account during the accumulation period depends upon the total interest credited. The amount of annuity payments you receive during the income phase under a fixed annuity option will remain level for the entire income phase. You may not transfer money between the fixed account and the subaccounts during the income phase.

When you request a transfer, or if we consent to a partial withdrawal from the fixed account, we will account for it on a first-in, first-out (“FIFO”) basis, for purposes of crediting your interest. This means that we will take the deduction from the oldest money you have put in the fixed account. You may transfer money from the fixed account to the subaccounts once during each Contract year, subject to certain restrictions. You may not transfer money between the fixed account and the subaccounts during the income phase. You may not make partial withdrawals from the fixed account unless we consent.

The fixed account is not available in all states. If your Contract was issued in New Jersey or Washington, you may not direct or transfer any money to the fixed account.

Transfers

During the accumulation period, you may make transfers from any subaccount as often as you wish. However, if you elect the asset rebalancing program, you may not make any transfers if you want to continue in the program. A transfer would automatically cancel your participation in the asset rebalancing program.

Currently, we allow you once per Contract year to transfer up to 100% of the amount in the fixed account. However, we reserve the right to require that you comply with one or more of the following:

•	That you request transfers from the fixed account in writing;
•	That you only make transfers from the fixed account during the 30 days following each contract anniversary; and
•	That you limit the maximum amount you transfer from the fixed account to the greater of:
•	25% of the amount in the fixed account; or
•	the amount you transferred from the fixed account in the immediately prior Contract year.

Before effecting any of these requirements, we will notify you in writing, and they will apply uniformly to all Owners.

Except when used to pay premiums, we may also defer payment of any amounts from the fixed account for no longer than six months after we receive written notice of your request for the transfer. Transfers from the fixed account are not available through our Internet website.

During the income phase of your Contract, you may transfer values from one subaccount to another. No transfers may be made to or from the fixed account during the income phase. The minimum amount that can be transferred during this phase is the lesser of $10 of monthly income, or the entire monthly income of the variable annuity units in the subaccount from which the transfer is being made.

No transfers may be made to or from the fixed account after the maturity date. We may limit subaccount transfers to once per Contract year.

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The fixed account is not available in all states. If your Contract was issued in New Jersey or Washington, you may not transfer any of their Contract value to the fixed account.

Transfers may be made by telephone, fax or Internet, subject to limitations described below under Section 4. Investment Choices – Telephone, Fax and Internet Transactions. We consider all transfers made in any one day to be a single transfer.

If you make more than 12 transfers from the subaccounts in any Contract year, we will charge you $10 for each additional transfer you make during that year. There is no charge for transfers from the fixed account. We do not currently charge for internet transfers, although we reserve the right to do so in the future.

Transfers to and from the subaccounts will be processed based on the accumulation unit values determined at the end of the business day on which we receive your written, telephoned, or faxed request at our administrative office, provided we receive your request before the close of our business day (usually 4:00 p.m. Eastern Time). If we receive your request at our administrative office after the close of our business day, we will process the transfer request using the accumulation unit value for the next business day.

Disruptive Trading and Market Timing

Statement of Policy. This policy was not designed for the use of programmed, large, frequent, or short-term transfers. Such transfers may be disruptive to the underlying trust portfolios and increase transaction costs.

Programmed, large, frequent, or short-term transfers among the subaccounts or between the subaccounts and the fixed account can cause risks with adverse effects for other contract owners (and beneficiaries and underlying trust portfolios). These risks and harmful effects include: (1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into an underlying trust portfolio are made at unit values that are below the true value, or withdrawals or transfers out of the subaccount are made at unit values higher than the true value (some “market timers” attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as causing the underlying trust portfolio to maintain a higher level of cash than would otherwise be the case, or causing an underlying trust portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying trust portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all contract owners in that subaccount, not just those making the transfers.

Do not invest with us if you intend to conduct market timing/frequent transfer activity.

Detection. We have developed policies and procedures with respect to market timing and other transfers and do not grant exceptions thereto. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies with different policies and procedures may invest in the underlying trust portfolios, we cannot guarantee that an underlying trust portfolio will not suffer harm from programmed, large, frequent, or short-term transfers among subaccounts of variable products issued by these other insurance companies.

Deterrence. If we determine you are engaged in market timing or other disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other contract owners. As described below, restrictions may take various forms, and may include permanent loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or Internet to be “expedited” transfers. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, the payment or transfer, or series of transfers, would have a negative impact on an underlying trust portfolio’s operations, if an underlying trust portfolio would reject or has rejected our purchase order, or because of a history of large or frequent transfers. We may impose other restrictions on transfers, such as requiring written transfer requests with an original signature conveyed only via U.S. Mail for all transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. We also reserve the right to reverse a potentially harmful transfer. For all of these purposes, we may aggregate two or more policies that we believe are connected.

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In addition to our internal policies and procedures, we will administer your policy to comply with state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying trust portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time we are unable to purchase or redeem shares of any of the underlying trust portfolios.

Systematic Exchanges

Systematic exchanges allows you to transfer systematically a specific amount each month from the fixed account, the Money Market subaccount, the Flexible Income subaccount, or any combination of these accounts to a different subaccount. You may specify the dollar amount to be transferred monthly; however, you must transfer a minimum of $100 per exchange. To qualify, a minimum of $2,500 must be in each subaccount from which we make the transfer.

There is no charge for this program. However, these transfers do count towards the 12 free transfers allowed during each Contract year.

If you make systematic exchanges from the fixed account, each month you may transfer no more than 1/10th of the dollar amount in the fixed account on the date you start systematic exchanges.

By transferring a set amount on a regular schedule instead of transferring the total amount at one particular time, you may reduce the risk of investing in the portfolios only when the price is high. Systematic exchanges do not guarantee a profit and it does not protect you from loss if market prices decline.

We reserve the right to discontinue offering systematic exchanges 30 days after we send notice to you. Systematic exchanges are not available if you have elected the asset rebalancing program or if you elect to participate in any asset allocation service provided by a third party.

Asset Rebalancing Program

During the accumulation period you can instruct us to rebalance automatically the amounts in your subaccounts to maintain your desired asset allocation. This feature is called asset rebalancing. To enter into asset rebalancing, please send a request form to the administrative office. To end participation in asset rebalancing, please call or write to the administrative office. Entrance to the asset rebalancing program is limited to once per Contract year. However, we will not rebalance if you are in systematic exchanges, if you are taking systematic partial withdrawals, if you elect to participate in any asset allocation service provided by a third party, or if you request any other transfer. Asset rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually.

To qualify for asset rebalancing, a minimum annuity value of $2,500 for an existing Contract, or a minimum initial purchase payment of $2,500 for a new Contract, is required. Any annuity value in the fixed account value may not be included in the asset rebalancing program. Asset rebalancing does not guarantee gains, nor does it assure that any subaccount will not have losses.

There is no charge for this program. However, each reallocation which occurs under asset rebalancing will be counted towards the 12 free transfers allowed during each Contract year.

We reserve the right to discontinue, modify or suspend the asset rebalancing program at any time.

Telephone, Fax and Internet Transactions

You may make transfers, change the allocation of additional purchase payments and request partial withdrawals by telephone. Telephonic partial withdrawals are not allowed in the following situations:

•	if the amount you want to withdraw is greater than $50,000; or
•	if the address of record has been changed within the past 10 days.

You may make telephonic transfers, allocation changes or request partial withdrawals by calling our toll-free number: 1-800-851-9777 (Monday-Friday 8:30 a.m.-7:00 p.m. Eastern Time). You will be required to provide certain information for identification purposes when you request a transaction by telephone. We may also require written confirmation of your request. We will not be liable for following telephone requests that we believe are genuine.

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Telephone, fax and Internet orders must be received at our administrative office before 4:00 p.m. Eastern Time to receive same-day pricing. Orders received at our office at or after 4:00 p.m. Eastern Time will receive the price computed at the end of the next business day.

Please use the following fax numbers for the following types of transactions:

•	To request a transfer, please fax your request to us at 727-299-1648. We will not be responsible for same-day processing of transfers if you fax your transfer request to a number other than this fax number; and
•	To request a partial withdrawal, please fax your request to us at 727-299-1620. We will not be responsible for same-day processing of partial withdrawals if you fax your partial withdrawal request to a number other than this fax number.

You may make transfers and change premium allocations through our website – www.westernreserve.com.

We will not be responsible for transmittal problems which are not reported to us by the following business day. Any reports must be accompanied by proof of the faxed transmittal.

We cannot guarantee that telephone, fax or Internet transactions will always be available. For example, our administrative office may be closed during severe weather emergencies or there may be interruptions in telephone service or problems with computer systems that are beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. Outages or slowdowns may prevent or delay our receipt of your request.

In addition, you should protect your personal identification number (“PIN”) because self-service options will be available to your agent of record and to anyone who provides your PIN. We will not be able to verify that the person providing instructions via an automated telephone or online system is you or is authorized to act on your behalf.

We may discontinue the availability of telephone, fax or Internet transactions at any time.

5. EXPENSES

There are charges and expenses associated with your Contract that reduce the return on your investment in the Contract. Unless we indicate otherwise, the expenses described below apply only during the accumulation period. The charges we deduct are used to pay aggregate Contract costs and expenses that we incur in providing the services and benefits under the Contract and assuming the risks associated with the Contract and riders. The charges may result in a profit to us.

Partial Withdrawals and Complete Surrenders

During the accumulation period, you can withdraw part or all of the cash value. We will not deduct any withdrawal charges. Cash value is the annuity value less any applicable premium taxes. Withdrawals may be subject to tax and a penalty may apply.

Mortality and Expense Risk Charge

We charge a fee as compensation for bearing certain mortality and expense risks under the Contract. Examples include a guarantee of annuity rates, the death benefits, certain Contract expenses, and assuming the risk that the current charges will be insufficient in the future to cover costs of administering the Contract. The mortality and expense risk charge is equal, on an annual basis, to 0.50% of the average daily net assets that you have invested in each subaccount. This charge is deducted daily from the subaccounts during the accumulation period. If you elect variable annuity income payments, we will continue to deduct this charge during the income phase.

If this charge does not cover our actual mortality and expense risk costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits to cover distribution costs.

Administrative Charge

We deduct an annual administrative charge to cover the costs of administering the Contracts. This charge is assessed daily and is equal to 0.15% per year of the daily net assets that you have invested in each subaccount. This charge is deducted from the subaccounts during the accumulation period. If you elect variable annuity income payments, we will continue to deduct this charge during the income phase.

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Annual Contract Charge

We deduct an annual Contract charge of $30 from your annuity value on each Contract anniversary during the accumulation period. We deduct this charge from the fixed account and each subaccount in proportion to the amount of annuity value in each account. We deduct the charge to cover our costs of administering the Contract. We currently waive this charge if the annuity value of your Contract equals or exceeds $25,000 on the Contract anniversary when this charge is payable. Although the Contract permits us to assess this charge if you surrender your Contract, we currently waive this charge on surrender. We reserve the right to modify this waiver upon 30 days written notice to you.

Transfer Charge

You are allowed to make 12 free transfers among the subaccounts per Contract year. If you make more than 12 transfers per Contract year, we charge $10 for each additional transfer. We deduct the charge from the amount transferred. Systematic exchange transfers and asset rebalancing are considered transfers. All transfer requests made on the same day are treated as a single request. There is no charge for transfers from the fixed account, however, they will be counted towards the 12 free allowed per Contract year. We do not currently charge for Internet transfers, although we reserve the right to do so in the future. We deduct the charge to compensate us for the cost of processing the transfer.

Premium Taxes

Some states assess premium taxes on the purchase payments you make. A premium tax is a regulatory tax that some states assess on the purchase payments made into a contract. If we should have to pay any premium tax, we may deduct the tax from each purchase payment or from the accumulation unit value as we incur the tax. We may deduct the total amount of premium taxes, if any, from the annuity value when:

•	you elect to begin receiving annuity payments;
•	you surrender the Contract;
•	you request a partial withdrawal; or
•	a death benefit is paid.

As of the date of this prospectus, the following states assess a premium tax on all initial and subsequent purchase payments:

State	Qualified Contracts	Nonqualified Contracts
South Dakota	0.00%	1.25%
West Virginia	1.00%	1.00%
Wyoming	0.00%	1.00%

As of the date of this prospectus, the following states assess a premium tax against the accumulation unit value if you choose an annuity payment option instead of receiving a lump sum distribution:

State	Qualified Contracts	Nonqualified Contracts
California	0.50%	2.35%
Maine	0.00%	2.00%
Nevada	0.00%	3.50%

Federal, State and Local Taxes

We deduct charges from the Contract for any taxes we incur because of the Contract.

Portfolio Management Fees

The value of the assets in each subaccount is reduced by the management fees and expenses paid by the portfolios of the Trust. These fees and expenses reduce the value of your portfolio shares. A description of these fees and expenses is found in the Annuity Contract Fee Table section of this prospectus and in the Trust prospectus.

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6. TAXES

NOTE: Western Reserve has prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult with your own tax advisor about your own circumstances. We believe that the Contract qualifies as an annuity contract for federal income tax purposes and the following discussions assumes it so qualifies. We have included an additional discussion regarding taxes in the SAI.

Annuity Contracts in General

Deferred annuity contracts are a way of setting aside money for future needs like retirement. Congress recognized the importance of saving for retirement and provided special rules in the Code for annuities.

Simply stated, these rules provide that generally you will not be taxed on the earnings, if any, on the money held in your annuity Contract until you take the money out either as a partial withdrawal or complete surrender, as annuity payments, or as a death benefit. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of Contract — qualified or nonqualified (discussed below).

When a non-natural person (e.g., corporations or certain other entities other than tax-qualified trusts) owns a nonqualified Contract, the Contract will generally not be treated as an annuity for tax purposes.

Qualified and Nonqualified Contracts

If you purchase the Contract under an individual retirement annuity, your Contract is referred to as a qualified Contract.

If you purchase the Contract as an individual and not under a qualified Contract, your Contract is referred to as a nonqualified Contract.

Because the underlying tax-favored retirement plan itself provides tax deferral, whether or not a variable annuity is purchased, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a qualified Contract.

A qualified Contract may be used in connection with an:

•	Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the Contract. A Roth IRA also allows individuals to make contributions to the Contract, but it does not allow a deduction for contributions. Roth IRA distributions may be tax-free if the owner meets certain rules.

There are limits on the amount of annual contributions you can make to these plans. Other restrictions may apply. The terms of the plan may limit your rights under a qualified Contract. You should consult your legal counsel or tax advisor if you are considering purchasing a Contract for use with any retirement plan. We have provided more detailed information on IRAs and the tax consequences associated with them in the SAI.

Partial Withdrawals and Complete Surrenders — Nonqualified Contracts

In general, if you make a partial withdrawal or systematic partial withdrawal from your Contract, the Code treats that withdrawal as first coming from earnings and then from your purchase payments. When you make a partial withdrawal, you are taxed on the amount of the withdrawal that is earnings. When you make a complete surrender, you are generally taxed on the amount that your surrender proceeds exceed your purchase payments, reduced by amounts withdrawn which were not includable in gross income.

Pledges and assignments are taxed in the same manner as partial withdrawals and complete surrenders. Different rules apply for annuity payments.

In the event of a partial withdrawal or systematic partial withdrawal from, or complete surrender of, a nonqualified Contract, we will withhold for tax purposes the minimum amount required by law, unless the owner affirmatively elects, before payments begin, to have either nothing withheld or a different amount withheld.

The Code also provides that withdrawn earnings may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some withdrawals will be exempt from the penalty. They include any amounts:

•	paid on or after the taxpayer reaches age 59 1⁄2;

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•	paid after an owner dies;
•	paid if the taxpayer becomes totally disabled (as that term is defined in the Code);
•	paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
•	paid under an immediate annuity; or
•	which come from purchase payments made prior to August 14, 1982.

Multiple Contracts

All nonqualified, deferred annuity contracts entered into after October 21, 1988 that we issue (or our affiliates issue) to the same owner during any calendar year are to be treated as one annuity contract for purposes of determining the amount includable in an individual’s gross income. There may be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same owner. You should consult a competent tax advisor before purchasing more than one Contract or other annuity contracts.

Diversification and Distribution Requirements

The Code provides that the underlying investments for a nonqualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Qualified and nonqualified Contracts must meet certain distribution requirements upon an owner’s death in order to be treated as an annuity contract. A qualified Contract (except a Roth IRA) must also meet certain distribution requirements during the owner’s life. These diversification and distribution requirements are discussed in the SAI. We may modify the Contract to attempt to maintain favorable tax treatment.

Partial Withdrawals and Complete Surrenders — Qualified Contracts

The above information describing the taxation of nonqualified Contracts does not apply to qualified Contracts. There are special rules that govern qualified Contracts, including rules restricting when amounts can be paid from the Contracts and providing that a penalty tax may be assessed on amounts distributed from the Contract prior to the date you reach age 59 1⁄2, unless you meet one of the exceptions to this rule. We have provided more information in the SAI.

In the case of a partial withdrawal, systematic partial withdrawal, or complete surrender distributed to a participant or beneficiary under a qualified Contract (other than a Roth IRA as to which there are special rules), a ratable portion of the amount received is taxable, generally based on the ratio of the investment in the Contract to the total annuity value. The “investment in the contract” generally equals the portion, if any, of any purchase payments paid by or on behalf of an individual under a Contract which is not excluded from the individual’s gross income. For Contracts issued in connection with qualified plans, the “investment in the contract” can be zero.

Pledges and assignments of qualified Contracts are taxed in the same manner as withdrawals from such Contracts.

Taxation of Death Benefit Proceeds

We may distribute amounts from the Contract because of the death of an owner or the annuitant. Generally, such amounts are includable in the income of the recipient:

•	if distributed in a lump sum, these amounts are taxed in the same manner as a complete surrender; or
•	if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

For these purposes, the “investment in the contract” is not affected by the owner’s or annuitant’s death. That is, the “investment in the contract” remains generally the total purchase payments, less amounts received which were not includable in gross income.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified Contracts (other than a Roth IRA, as to which there are special rules), only a portion of the annuity payments you receive will be includable in your gross income.

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The excludable portion of each annuity payment you receive generally will be determined as follows:

•	Fixed payments — by dividing the “investment in the contract” on the maturity date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.

•	Variable payments — by dividing the “investment in the contract” on the maturity date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the contract” has been fully recovered, the full amount of any additional annuity payments is includable in gross income and subject to tax as ordinary income.

If we permit you to select more than one annuity payment option, special rules govern the allocation of the Contract’s entire “investment in the contract” to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax advisor as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the maturity date, annuity payments stop because of an annuitant’s death, the excess (if any) of the “investment in the contract” as of the maturity date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last tax return.

Transfers, Assignments or Exchanges of Contracts

If you transfer your ownership or assign a Contract, designate an annuitant or other beneficiary who is not also the owner, select certain maturity dates, or change annuitants, you may trigger certain income or gift tax consequences that are beyond the scope of this discussion. If you contemplate any such transfer, assignment, selection, or change, you should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the Contract.

We have the right to modify the Contract to meet the requirements of any applicable federal or state laws or regulations, including legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend that the above discussion be construed as tax advice.

7. ACCESS TO YOUR MONEY

Partial Withdrawals and Complete Surrenders

During the accumulation period, you can have access to the money in your Contract in several ways:

•	by making a withdrawal (either a partial withdrawal or complete surrender); or
•	by taking annuity payments.

If you want to surrender your Contract completely, you will receive cash value, which equals the annuity value of your Contract minus any premium taxes.

The cash value will be determined at the accumulation unit value next determined as of the end of the business day (usually 4:00 p.m. Eastern Time) on which we receive your request for partial withdrawal or complete surrender at our administrative office, unless you specify a later date in your request.

No partial withdrawal is permitted if the withdrawal would reduce the cash value below $2,500. You may not make partial withdrawals from the fixed account unless we consent. Unless you tell us otherwise, we will take the partial withdrawal from each of the investment choices in proportion to your current purchase payment allocation instructions.

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Remember that any partial withdrawal you make will reduce the annuity value and might reduce the amount of the death benefit. See Section 9. Death Benefit, and the SAI for more details.

Income taxes, federal tax penalties and certain restrictions may apply to any partial withdrawals or any complete surrender you make.

We must receive a properly completed surrender request which must contain your original signature. We will accept telephone requests for partial withdrawals as long as the withdrawal proceeds are being sent to the address of record. The maximum withdrawal amount you may request by telephone is $50,000.

When we incur extraordinary expenses, such as wire transfers or overnight mail expenses, for expediting delivery of your partial withdrawal or complete surrender payment, we will deduct that charge from the payment. We charge $25 for a wire transfer and $20 for an overnight delivery ($30 for Saturday delivery).

For your protection, we will require a signature guarantee for:

•	all requests for partial withdrawals or complete surrenders over $500,000;
•	where the partial withdrawal or surrender proceeds will be sent to an address other than the address of record; or
•	any request for a partial withdrawal or complete surrender within 10 days of our receipt of an address change.

All signature guarantees must be made by:

•	a national or state bank;
•	a member firm of a national stock exchange; or
•	any institution that is an eligible guarantor under SEC rules and regulations.

Notarization is not an acceptable form of signature guarantee.

If the Contract’s owner is not an individual, additional information may be required. If you own a qualified Contract, the Code may require your spouse to consent to any withdrawal. For more information, call us at 1-800-504-4440 (Monday-Friday, 8:30 A.M.-7:00 P.M., Eastern Time).

Delay of Payment and Transfers

Payment of any amount due from the separate account for a partial withdrawal, a complete surrender, a death benefit, or on the death of the owner of a nonqualified Contract, will generally occur within seven days from the date all required information is received by us. We may be permitted to defer such payment from the separate account if:

•	the NYSE is closed for other than usual weekends or holidays or trading on the NYSE is otherwise restricted; or
•	an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or
•	the SEC permits a delay for the protection of owners.

In addition, transfers of amounts from the subaccounts may be deferred under these circumstances.

Pursuant to the requirements of certain state laws, we reserve the right to defer payment of transfers, partial withdrawals, complete surrenders, and death benefits from the fixed account for up to six months.

If mandated under applicable law or by regulation, we may be required to reject a purchase payment. We may be required to provide additional information about your account to governmental regulators. In addition, we may be required to block a Contract owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders or death benefits until instructions are received from the appropriate regulators.

Systematic Partial Withdrawals

During the accumulation period, you can elect to receive regular payments from your Contract by using systematic partial withdrawals. Unless you specify otherwise, we will deduct systematic partial withdrawal amounts from each subaccount (and, if we consent, the fixed account) in proportion to your current purchase payment allocation instructions. Payments are made monthly, quarterly, semi-annually or annually, in equal payments of at least $200 ($50 if by direct deposit). Your initial purchase payment, if a new Contract, or your annuity value, if an existing Contract, must equal at least $2,500. We will not process a systematic partial withdrawal if the cash value for the entire Contract would be reduced below $25,000. No systematic partial withdrawals are permitted from the fixed account without our prior consent.

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There is no charge for taking systematic partial withdrawals. You may stop systematic partial withdrawals at any time, but we must receive written notice at our administrative office at least 30 days prior to the date systematic partial withdrawals are to be discontinued. We reserve the right to discontinue offering systematic partial withdrawals 30 days after we send you written notice.

You can take systematic partial withdrawals during the accumulation period only. On the maturity date, you must annuitize the Contract and systematic partial withdrawal payments must stop.

Income taxes, federal tax penalties and other restrictions may apply to any systematic partial withdrawal you receive.

8. PERFORMANCE

We periodically advertise performance of the subaccounts and investment portfolios. We may disclose at least four different kinds of performance.

First, we may disclose standardized total return figures for the subaccounts that reflect the deduction of all charges assessed during the accumulation period under the Contract, including the mortality and expense charge, the administrative charge, and the annual Contract charge. These figures are based on the actual historical performance of the subaccounts investing in the underlying portfolios since their inception, adjusted to reflect current Contract charges.

Second, we may disclose total return figures on a non-standardized basis. This means that the data may be presented for different time periods and different dollar amounts. We will only disclose non-standardized performance data if it is accompanied by standardized total return data.

Third, we may present historic performance data for the portfolios since their inception reduced by some or all fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts, but is designed to show the performance that would have resulted if the Contract had been available during that time.

Fourth, we may include in our advertising and sales materials, tax-deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax-deferred investment programs, based on selected tax brackets.

Appendix B contains performance information that you may find useful. It is divided into various parts, depending upon the type of performance information shown. Future performance will vary and future results will not be the same as the results shown.

9. DEATH BENEFIT

Payments on Death

We will pay death benefit proceeds to your beneficiary(ies), under certain circumstances, if you are both an owner and annuitant, and you die during the accumulation period (that is before the maturity date). A beneficiary may choose to receive payment of his or her portion of the death benefit proceeds under a life annuity payment option; to continue the Contract in the accumulation period for a specified number of years; or to receive a lump sum payment. Death benefit provisions may vary from state to state.

If a beneficiary does not choose one of these options, then the default option for nonqualified Contracts is complete distribution of the beneficiary’s interest within 5 years of the owner’s death, and the default option for qualified Contracts is payout over a beneficiary’s life expectancy. Please see Alternate Payment Elections Before the Maturity Date below for details.

Payments upon death are subject to certain distribution requirements under the Code. See the SAI for more details.

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Before the Maturity Date. Payment of the death benefit proceeds depends on the status of the person who dies, as shown below:

Person Who Dies Before Maturity Date	Death Benefit
If an owner and the annuitant are the same person, and that person dies:	Then, the death benefit proceeds will be paid to the beneficiaries,(1)(2)(4) if alive, or the surviving spouse may, in some cases, continue the Contract.(3)
If the surviving spouse who continued the Contract dies:	Then, we pay the death benefit proceeds to the beneficiaries, if alive, otherwise to the surviving spouse’s estate.
If an owner and the annuitant are NOT the same person, and an annuitant dies first:	Then, the owner becomes the annuitant and the Contract continues.
If an owner and the annuitant are NOT the same person, and an owner dies first:	Then, we pay the cash value to the successor owner named by the deceased owner(1)(5)(6)(7) (8)or if the successor owner is the surviving spouse, then the Contract continues with the surviving spouse as the new owner.(6)

(1)	The Code requires that payment to the beneficiaries or successor owners be made in a certain manner and within certain strict timeframes. We discuss these timeframes in Alternate Payment Elections Before the Maturity Date, below.
(2)	If no beneficiary is alive on the death report day, then the death benefit proceeds are paid to the owner’s estate. If the sole beneficiary was living on the owner’s date of death, but died before the death report day, the death benefit is paid to the owner’s estate, not to the beneficiary’s estate.
(3)	If the sole beneficiary is the deceased owner’s surviving spouse, then the surviving spouse may elect to continue the Contract in force as the new owner and annuitant. On the surviving spouse’s death, we will pay the death benefit under the terms of the Contract to the beneficiaries, if alive, otherwise to the surviving spouse’s estate.
(4)	If there are multiple beneficiaries, each beneficiary may elect, individually, how he or she wishes to receive his or her proportionate share of the death benefit proceeds.
(5)	If the successor owner is alive and is the deceased owner’s surviving spouse at the time of the deceased owner’s death, then the Contract will continue with the spouse as the new owner.
(6)	If the successor owner is not the deceased owner’s surviving spouse, then any living successor owner must receive the cash value in the manner and within the timeframes discussed below in Alternate Payment Elections Before the Maturity Date.
(7)	If no successor owner is alive, the cash value must be distributed to the owner’s estate within 5 years of the deceased owner’s death.
(8)	If there are multiple beneficiaries, each beneficiary may elect, individually, how he or she wishes to receive his or her proportionate share of the death benefit proceeds.

Different rules apply if the owner, successor owner or beneficiary is not a natural person. Please consult the SAI or your Contract for more details.

After the Maturity Date. The death benefit paid after the start of annuity payments depends upon the annuity option you selected. See Section 2. Annuity Payments (The Income Phase) - Fixed Annuity Payment Options and Variable Annuity Payment Options. Not all payment options provide for a death benefit.

If an annuitant dies on or after the start of annuity payments, the remaining portion of any interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of the annuitant’s death.

Amount of Death Benefit Before the Maturity Date

Death benefit provisions may differ from state to state. The death benefit proceeds may be paid as a lump sum, as substantially equal payments while the Contract continues in the accumulation period for a specified number of years, or as annuity payments, but in all events will be paid in accordance with any applicable federal and state laws, rules and regulations.

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If an owner who is the annuitant dies before the maturity date and if the death benefit proceeds are payable, the death benefit will be the greater of:

•	the annuity value of your Contract on the death report day; or
•	the total purchase payments you make to the Contract, reduced by partial withdrawals.

The death benefit proceeds are reduced by any premium taxes due.

The death benefit proceeds are not payable after the maturity date.

Alternate Payment Elections Before the Maturity Date

If a beneficiary is entitled to receive the death benefit proceeds, a beneficiary may elect to receive the death benefit in a lump sum payment or to receive payment under one of the following options that provides for complete distribution and termination of this Contract at the end of the distribution period:

1.       within 5 years of the date of the owner’s death;

2.       over the beneficiary’s lifetime, with payments beginning within one year of the deceased owner’s death; or

3.       over a specified number of years, not to exceed the beneficiary’s life expectancy, with payments beginning within one year of the owner’s death.

To determine payments, we may use the “account-based” method under which we recalculate the amount of the payment each year by dividing the remaining unpaid proceeds by the beneficiary’s current life expectancy, with payments beginning within one year of the deceased owner’s death.

Different rules may apply if the Contract is a qualified Contract.

Multiple beneficiaries may choose individually among any of these options.

If a beneficiary chooses 1 or 3 above, this Contract remains in effect and remains in the accumulation period until it terminates at the end of the elected period. The beneficiary’s proportionate share of the death benefit proceeds becomes the new annuity value. If a beneficiary chooses 2 above, the Contract remains in effect, but moves into the income phase with that beneficiary receiving payments under a life annuity payout option. Special restrictions apply to options 1 and 3 above. See the SAI for more details.

These Alternate Payment Elections do not apply if the sole beneficiary (or successor owner) is the surviving spouse of the deceased owner and the surviving spouse continues the Contract. These Alternate Payment Elections do apply when we pay the cash value to the successor owner on the death of an owner who is not the annuitant.

10. OTHER INFORMATION

Ownership

You, as owner of the Contract, exercise all rights under the Contract, including the right to transfer of ownership (subject to any assignee or irrevocable beneficiary’s consent). You can change the owner at any time by notifying us in writing at our administrative office. An ownership change may be a taxable event.

Annuitant

The annuitant is the person named in the application to receive annuity payments. If no person is named, the owner will be the annuitant. As of the maturity date, and upon our agreement, the owner may change the annuitant or, if either annuity Option C or Option E has been selected, add a co-annuitant. On the maturity date, the annuitant(s) will become the payee(s) and receive the annuity payments.

Beneficiary

The beneficiary is the person who receives the death benefit proceeds when an owner who is also the annuitant dies. You may change the beneficiary(ies) during the lifetime of the annuitant, subject to the rights of any irrevocable beneficiary. Any change must be made in writing and received by us at our administrative office and, if accepted, will be effective as of the date on which

26

the request was signed by the owner. Before the maturity date, if the owner who is the annuitant dies, and no beneficiary is alive on the death report day, benefits payable at death will be paid to the owner’s estate. In the case of certain qualified Contracts, the Treasury Regulations prescribe certain limitations on the designation of a beneficiary. See the SAI for more details on the beneficiary.

Successor Owner

If an owner who is not the annuitant dies before the annuitant and the successor owner is not the owner’s spouse, the successor owner will become the new owner and receive the cash value.

Assignment

You can also assign the Contract any time before the maturity date. We will not be bound by the assignment until we receive written notice of the assignment at our administrative office. We will not be liable for any payment or other action we take in accordance with the Contract before we receive notice of the assignment. An assignment may be a taxable event. There may be limitations on your ability to assign a qualified Contract and such assignments may be subject to tax penalties and taxed as distributions under the Code.

Western Reserve Life Assurance Co. of Ohio

Western Reserve was incorporated under the laws of Ohio on October 1, 1957. It is engaged in the business of writing life insurance policies and annuity contracts. Western Reserve is wholly owned by First AUSA Life Insurance Company, a stock life insurance company which is wholly owned indirectly by AEGON USA, Inc. (“AEGON USA”), which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA is indirectly owned by AEGON N.V. of the Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. Western Reserve is licensed in the District of Columbia, Guam, Puerto Rico and in all states except New York. Western Reserve is obligated to pay all benefits under the Contract.

The Separate Account

Western Reserve established a separate account, called the WRL Series Annuity Account B, under the laws of the State of Ohio on May 24, 1993. The separate account is divided into subaccounts, each of which invests exclusively in shares of a mutual fund portfolio. Currently, there are 13 subaccounts offered through this Contract. Western Reserve may add, close, remove, combine or substitute subaccounts or investments held by the subaccounts, and we reserve the right to change the investment objective of any subaccount, subject to applicable law as described in the SAI. In addition, the separate account may be used for other variable annuity contracts issued by Western Reserve.

The separate account is registered with the SEC as a unit investment trust under the 1940 Act. However, the SEC does not supervise the management, the investment practices, or the contracts of the separate account or Western Reserve.

The assets of the separate account are held in Western Reserve’s name on behalf of the separate account and belong to Western Reserve. However, the assets underlying the Contracts are not chargeable with liabilities arising out of any other business Western Reserve may conduct. The income, gains and losses, realized and unrealized, from the assets allocated to each subaccount are credited to and charged against that subaccount without regard to the income, gains and losses from any other of our accounts or subaccounts.

Information about the separate account can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site (www.sec.gov) that contains other information regarding the separate account.

Exchanges

You can generally exchange one annuity contract for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old contract, and other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may also have to pay federal income tax, and possibly a penalty tax, on the exchange. You should not exchange another annuity for this one unless you determine, after knowing all the facts, that the exchange is in your best interest.

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Voting Rights

Western Reserve will vote all shares of the portfolios in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners written requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in accordance with those instructions. We will vote shares for which no timely instructions were received in the same proportion as the voting instructions we received. However, if we determine that we are permitted to vote the shares in our own right, we may do so. Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio. More information on voting rights is provided in the SAI.

Distribution of the Contracts

AFSG Securities Corporation (“AFSG”), an affiliate of Western Reserve, is the principal underwriter of the Contracts. Like Western Reserve, it is an indirect wholly owned subsidiary of AEGON USA. It is located at 4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001. AFSG is registered as a broker/dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. More information about AFSG is available at www.nasdr.com or by calling 1-800- 289-9999.

There are no sales commissions payable upon the sale of Contracts. The offering of Contracts will be made on a continuous basis.

Non-Participating Contract

The Contract does not participate or share in the profits or surplus earnings of Western Reserve. No dividends are payable on the Contract.

Variations in Contract Provisions

Certain provisions of the Contracts may vary from the descriptions in this prospectus in order to comply with different state laws. See your Contract for variations since any such state variations will be included in your Contract or in riders or endorsements attached to your Contract.

The fixed account is not available in all states. If your Contract was issued in New Jersey or Washington, you may not direct or transfer any money to the fixed account.

IMSA

We are a member of the Insurance Marketplace Standards Association (“IMSA”). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance, long-term care insurance and annuity products. Through its Principles and Code of Ethical Market Conduct, IMSA encourages its member companies to develop and implement policies and procedures to promote sound market practices. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards. You may find more information about IMSA and its ethical standards at www.imsaethics.org in the “Consumer” section or by contacting IMSA at: 240-497-2900.

Legal Proceedings

Western Reserve, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time it appears that there are no pending or threatened lawsuits that are likely to have a material adverse impact on the separate account, on AFSG’s ability to perform under its principal underwriting agreement or on Western Reserve’s ability to meet its obligations under the Contract.

Financial Statements

The financial statements of Western Reserve and the separate account are included in the SAI.

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TABLE OF CONTENTS OF THE

STATEMENT OF ADDITIONAL INFORMATION

Definitions of Special Terms

The Contract — General Provisions

Certain Federal Income Tax Consequences

Investment Experience

Historical Performance Data

Published Ratings

Administration

Records and Reports

Distribution of the Contracts

Other Products

Custody of Assets

Legal Matters

Independent Auditors

Other Information

Financial Statements*

*Financial statements have been removed from the re-filed Statement of Additional Information.

Inquiries and requests for an SAI should be directed to:

Western Reserve Life

Administrative Office

Attention: Annuity Department

P.O. Box 9052

Clearwater, Florida 33758-9052

1-800-504-4440 (Monday-Friday, 8:30 A.M.-7:00 P.M.,

Eastern Time)

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APPENDIX A

CONDENSED FINANCIAL INFORMATION

Growth Subaccount
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
9/13/93(1)-12/31/93	$ 10.000	$ 10.350	100.000
12/31/94	$ 10.350	$ 10.547	451,117.958
12/31/95	$ 10.547	$ 13.613	743,809.909
12/31/96	$ 13.613	$ 16.010	1,042,859.684
12/31/97	$ 16.010	$ 19.524	1,514,530.379
12/31/98	$ 19.524	$ 26.315	1,652,701.845
12/31/99	$ 26.315	$ 37.644	2,014,953.327
12/31/00	$ 37.644	$ 31.957	2,309,698.040
12/31/01	$ 31.957	$ 23.897	2,034,502.405
12/31/02	$ 23.897	$ 17.448	1,670,391.417
12/31/03	$ 17.448	$ 22.836	1,652,554.788

Mid Cap Growth Subaccount

	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
9/13/93(1)-12/31/93	$ 10.000	$ 11.805	100.000
12/31/94	$ 11.805	$ 13.617	354,557.639
12/31/95	$ 13.617	$ 17.213	678,636.237
12/31/96	$ 17.213	$ 18.449	1,020,107.090
12/31/97	$ 18.449	$ 20.651	984,381.141
12/31/98	$ 20.651	$ 27.546	883,037.839
12/31/99	$ 27.546	$ 61.688	1,646,464.597
12/31/00	$ 61,688	$ 41.786	2,052,935.851
12/31/01	$ 41.786	$ 25.137	1,727,823.304
12/31/02	$ 25.137	$ 17.998	1,304,317.681
12/31/03	$ 17.998	$ 24.158	1,277,000,304

Capital Appreciation Subaccount
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
5/1/97(1)-12/31/97	$ 10.000	$ 12.605	209,216.685
12/31/98	$ 12.605	$ 19.801	714,666.508
12/31/99	$ 19.801	$ 32.853	1,511,875.364
12/31/00	$ 32.853	$ 26.705	1,630,542.736
12/31/01	$ 26.705	$ 20.782	1,357,637.610
12/31/02	$ 20.782	$ 17.411	1,140,915.778
12/31/03	$ 17.411	$ 20.851	1,005,533.587

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Mid Cap Value Subaccount
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
5/1/00(1)-12/31/00	$ 10.000	$ 9.976	455,961.526
12/31/01	$ 9.976	$ 9.106	555,701.569
12/31/02	$ 9.106	$ 6.946	462,266.213
12/31/03	$ 6.946	$ 9.765	621,501.786

Core Equity Subaccount

	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
5/1/97(1)-12/31/97	$ 10.000	$ 13.412	227,237.196
12/31/98	$ 13.412	$ 19.487	462,715.096
12/31/99	$ 19.487	$ 27.411	692,274.711
12/31/00	$ 27.411	$ 25.036	627,362.600
12/31/01	$ 25.036	$ 21.952	575,494.859
12/31/02	$ 21.952	$ 17.825	539,072.521
12/31/03	$ 17.825	$ 21.800	469,978.906

Balanced Subaccount

	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
9/13/93(1)-12/31/93	$ 10.000	$ 10.720	100.000
12/31/94	$ 10.720	$ 10.720	201,716.082
12/31/95	$ 10.720	$ 13.264	247,488.141
12/31/96	$ 13.264	$ 15.301	348,749.461
12/31/97	$ 15.301	$ 18.562	608,080.467
12/31/98	$ 18.562	$ 24.764	733,116.706
12/31/99	$ 24.764	$ 31.187	882,216.822
12/31/00	$ 31.187	$ 30.280	944,768.965
12/31/01	$ 30.280	$ 28.681	929,488.974
12/31/02	$ 28.681	$ 26.658	867,177.665
12/31/03	$ 26.658	$ 30.207	692,269.430

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Growth and Income Subaccount

	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
5/1/98(1)-12/31/98	$ 10.000	$ 11.928	359,656.882
12/31/99	$ 11.928	$ 20.625	808,516.942
12/31/00	$ 20.625	$ 17.602	1,044,296.153
12/31/01	$ 17.602	$ 15.149	980,198.793
12/31/02	$ 15.149	$ 11.809	830,882.912
12/31/03	$ 11.809	$ 14.511	826,768.863

International Growth Subaccount
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
5/2/94(1)-12/31/94	$ 10.000	$ 9.665	93,520.075
12/31/95	$ 9.665	$ 11.801	135,202.435
12/31/96	$ 11.801	$ 15.785	390,010.601
12/31/97	$ 15.785	$ 18.585	821,409.199
12/31/98	$ 18.585	$ 21.647	671,555.731
12/31/99	$ 21.647	$ 39.200	823,130.768
12/31/00	$ 39.200	$ 32.738	1,046,545.766
12/31/01	$ 32.738	$ 24.968	856,254.351
12/31/02	$ 24.968	$ 18.460	693,966.652
12/31/03	$ 18.460	$ 24.745	620,779.949

Worldwide Growth Subaccount
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
9/13/93(1)-12/31/93	$ 10.000	$ 11.910	100.000
12/31/94	$ 11.910	$ 11.991	561,882.376
12/31/95	$ 11.991	$ 15.144	732,914.024
12/31/96	$ 15.144	$ 19.402	1,211,235.201
12/31/97	$ 19.402	$ 23.547	1,875,176.146
12/31/98	$ 23.547	$ 30.160	1,941,625.844
12/31/99	$ 30.160	$ 49.277	1,946,606.109
12/31/00	$ 49.277	$ 41.286	2,112,001.905
12/31/01	$ 41.286	$ 31.815	1,853,389.190
12/31/02	$ 31.815	$ 23.548	1,495,345.050
12/31/03	$ 23.548	$ 29.008	1,187,812.754

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Global Life Sciences Subaccount
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
5/1/00(1)-12/31/00	$ 10.000	$ 11.496	955,196.158
12/31/01	$ 11.496	$ 9.545	625,947.355
12/31/02	$ 9.545	$ 6.700	498,792.525
12/31/03	$ 6.700	$ 8.403	454,880.495

Global Technology Subaccount

	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
5/1/00(1)-12/31/00	$ 10.000	$ 6.842	1,180,148.176
12/31/01	$ 6.842	$ 4.277	1,319,222.615
12/31/02	$ 4.277	$ 2.517	953,632.592
12/31/03	$ 2.517	$ 3.670	1,457,609.862

Flexible Income Subaccount
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
9/13/93(1)-12/31/93	$ 10.000	$ 10.070	100.000
12/31/94	$ 10.070	$ 9.895	90,218.877
12/31/95	$ 9.895	$ 12.152	200,443.851
12/31/96	$ 12.152	$ 13.175	166,841.253
12/31/97	$ 13.175	$ 14.629	250,305.069
12/31/98	$ 14.629	$ 15.858	427,644.390
12/31/99	$ 15.858	$ 16.008	324,319.325
12/31/00	$ 16.008	$ 16.898	326,843.057
12/31/01	$ 16.898	$ 18.087	635,746.093
12/31/02	$ 18.087	$ 19.853	971,101.924
12/31/03	$ 19.853	$ 20.985	619,839.337

Money Market Subaccount
	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
5/1/95(1)-12/31/95	$ 10.000	$ 10.303	167,435.066
12/31/96	$ 10.303	$ 10.744	567,317.336
12/31/97	$ 10.744	$ 11.226	656,381.666
12/31/98	$ 11.226	$ 11.752	1,395,441.856
12/31/99	$ 11.752	$ 12.257	2,812,034.805
12/31/00	$ 12.257	$ 12.943	3,426,876.640
12/31/01	$ 12.943	$ 13.402	3,622,376.113
12/31/02	$ 13.402	$ 13.531	2,496,422.245
12/31/03	$ 13.531	$ 13.560	1,531,120.191

(1)	Commencement of operations of these subaccounts.

33

APPENDIX B

HISTORICAL PERFORMANCE DATA

Standardized Performance Data

We may advertise historical yields and total returns for the subaccounts of the separate account. These figures are based on historical earnings and will be calculated according to guidelines from the SEC. They do not indicate future performance.

Money Market Subaccount. The yield of the Money Market subaccount is the annualized income generated by an investment in the subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period, not including capital changes or income other than investment income, is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but we assume that the income earned is reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment. For the seven days ended December 31, 2003, the yield of the Money Market subaccount was 0.14%, and the effective yield was 0.14%.

Other Subaccounts. The yield of a subaccount, other than the Money Market subaccount, refers to the annualized income generated by an investment in the subaccount over a specified 30-day period. The yield is calculated by assuming that the income generated by the investment during that 30-day period is generated each 30-day period over a 12-month period and is shown as a percentage of the investment.

The total return of a subaccount assumes that an investment has been held in a subaccount for various periods of time including a period measured from the date the first subaccount investing in the underlying portfolios began operations. When the first subaccount investing in the underlying portfolios has been in operation for 1, 5, and 10 years, the total return for these periods will be provided, adjusted to reflect current subaccount charges. The total return quotations will represent the average annual compounded rates of return of investment of $1,000 in the subaccount as of the last day of each period. We do not show performance for subaccounts in operation for less than 6 months.

The yield and total return calculations for a subaccount are not reduced by any premium taxes. For additional information regarding yields and total returns, please refer to the SAI.

Based on the method of calculation described in the SAI, the standardized average annual total returns of the subaccounts for periods from inception of the subaccounts investing in the underlying portfolios to December 31, 2003, and for the one, three and five-year periods ended December 31, 2003 are shown in Table 1 below. Total returns shown in Table 1 reflect deductions of 0.50% for the mortality and expense risk charge, 0.15% for the administrative charge and $30 for the annual Contract charge. (Based on an average Contract size of $39,314, the annual Contract charge translates into a charge of 0.08%.)

TABLE 1 Standardized Average Annual Total Returns of the Subaccounts (Total Subaccount Annual Expenses: 0.65%)

Subaccount	1 Year Ended 12/31/03	3 Years Ended 12/31/03	5 Years Ended 12/31/03		10 Years Ended 12/31/03		Inception of the Subaccount to 12/31/03	Subaccount Inception Date
Growth	30.78%	(10.67)%	(2.87)%		8.15%		8.26%	09/13/1993
Mid Cap Growth	34.12%	(16.76)%	(2.67)%		7.34%		8.86%	09/13/1993
Capital Appreciation	19.66%	(7.99)%	0.96%		N	/A	11.56%	05/01/1997
Mid Cap Value	40.48%	(0.78)%	N	/A	N	/A	(0.72)%	05/01/2000
Core Equity	22.21%	(4.58)%	2.19%		N	/A	12.31%	05/01/1997
Balanced	13.22%	(0.16)%	3.97%		10.83%		11.24%	09/13/1993
Growth and Income	22.79%	(6.30)%	3.92%		N	/A	6.71%	05/01/1998
International Growth	33.95%	(8.98)%	2.63%		N	/A	9.74%	05/02/1994
Worldwide Growth	23.09%	(11.17)%	(0.85)%		9.23%		10.81%	09/13/1993
Global Life Sciences	25.32%	(9.99)%	N	/A	N	/A	(4.71)%	05/01/2000
Global Technology	45.69%	(18.81)%	N	/A	N	/A	(23.98)%	05/01/2000
Flexible Income	5.62%	7.41%	5.68%		7.54%		7.38%	09/13/1993
Money Market(1)	0.13%	1.49%	2.82%		N	/A	3.50%	05/01/1995

(1)	Yield more closely reflects the current earnings of the Money Market subaccount than its total return.

34

Non-Standardized Performance Data

In addition to the standardized data discussed above, similar performance data for other periods may also be shown.

We may from time to time also disclose average annual total return or other performance data in non-standardized formats for the subaccounts. The non-standardized performance data may make different assumptions regarding the amount invested, the time periods shown, or the effect of partial withdrawals or annuity payments.

All non-standardized performance data will be advertised only if the standard performance data as shown in Table 1 is also disclosed. For additional information regarding the calculation of other performance data, please see the SAI.

35

JANUS ANNUITY VARIABLE ANNUITY

Issued by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

WRL Series Annuity Account B

Supplement Dated October 1, 2014

to the

Statement of Additional Information dated May 1, 2004

The following hereby amends and supplements your Statement of Additional Information:

*Effective on or about October 1, 2014, Western Reserve Life Assurance Co. of Ohio (“Western Reserve”) merged with and into its affiliate Transamerica Premier Life Insurance Company (“TPLIC”). Before the merger, the WRL Freedom AdvisorSM contracts (“Contracts”) were issued by Western Reserve. Upon consummation of the Merger, Western Reserve’s corporate existence ceased by operation of law, and TPLIC became responsible for all liabilities and obligations of Western Reserve, including those created under the Contracts.

The following updates the Distribution of the Contracts section of the Statement of Additional Information:

The Contracts are no longer sold to new purchasers.

The following hereby replaces the Independent Auditors section of the Statement of Additional Information:

Independent Registered Public Accounting Firm

The financial statements of the WRL Series Annuity Account B at December 31, 2013, and for the periods disclosed in the financial statements, and the statutory-basis financial statements and schedules of Transamerica Premier Life Insurance Company (formerly, Monumental Life Insurance Company) at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, and Western Reserve Life Assurance Co. of Ohio at December 31, 2013 and 2012 (restated), and for each of the three years in the period ended December 31, 2013, appearing herein, have been audited by Ernst & Young LLP, Suite 3000, 801 Grand Avenue, Des Moines, Iowa 50309, Independent Registered Public Accounting Firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon their reports given on their authority as experts in accounting and auditing.

The following hereby replaces the Financial Statements section of the Statement of Additional Information:

Financial Statements

The values of an owner’s interest in the separate account will be affected solely by the investment results of the selected subaccount(s). Western Reserve and TPLIC financial statements, which are included in this SAI, should be considered as only bearing on TPLIC’s ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

The statutory basis financial statements of Transamerica Premier Life Insurance Company (formerly, Monumental Life Insurance Company) and Western Reserve Life Assurance Co. of Ohio, and the audited financial statements (U.S. GAAP basis) of the WRL Series Annuity Account B are included herein. Unaudited pro forma combined financials statements showing the effects of the merger of Western Reserve Life Assurance Co. of Ohio with and into Transamerica Premier Life Insurance Company as of December 31, 2013, are also included.

Pro Forma Unaudited Consolidated Statutory Balance Sheet and Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

Effective on or about October 1, 2014, Western Reserve Life Assurance Co. of Ohio (WRL) will merge with and into its affiliate, Transamerica Premier Life Insurance Company (TPLIC), f.k.a. Monumental Life Insurance Company. Upon consummation of the merger, WRL’s corporate existence will cease by operation of law, whereby TPLIC will assume legal ownership of all of the assets and responsibility for all of the liabilities and obligations of WRL. The accompanying unaudited pro forma condensed combined statutory basis financial statements have been prepared in accordance with statutory accounting principles, which includes the balance sheet as of December 31, 2013 and income statements for the years ended 2013, 2012 and 2011 in a combined manner, as if the two entities had merged. Accordingly, they do not include all the information and notes required by accounting principles generally accepted in the United States for complete financial statements.

The unaudited pro forma condensed financial data is not intended to represent or to be indicative of our consolidated results of operations or financial position that we would have reported had the merger occurred as of the dates presented, and should not be taken as a representation of our future consolidated results of operations or financial position. The unaudited pro forma condensed combined financial statements do not reflect any operating efficiencies and/or cost savings that we may achieve with respect to the combined companies.

The unaudited pro forma condensed financial data should be read in conjunction with the historical financial statements and accompanying notes of WRL and Monumental Life Insurance Company (renamed TPLIC), which are included in this registration statement.

Pro Forma Unaudited Consolidated Statutory Balance Sheet

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

As of December 31, 2013

							TPLIC (MLIC)
							Dec 31, 2013
			WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
ASSETS
1.	Bonds		$1,448,053,453	$12,381,999,416	$0		$13,830,052,869
2.	Stocks:
	2.1	Preferred stocks	0	9,540,762			9,540,762
	2.2	Common stocks	35,347,839	62,267,638			97,615,477
3.	Mortgage loans on real estate:
	3.1	First liens	77,804,931	1,692,859,515			1,770,664,446
	3.2	Other than first liens	0	0			0
4.	Real estate
	4.1	Properties occupied by the company	27,382,074	0			27,382,074
	4.2	Properties held for production of income	0	384,967			384,967
	4.3	Properties held for sale	6,259,139	6,900,282			13,159,421
5.	Cash, cash equivalents and short-term investments		110,546,907	558,922,981			669,469,888
6.	Contract loans (including $ 0 premium notes)		442,799,902	470,548,651			913,348,553
7.	Derivatives		0	186,389,116			186,389,116
8.	Other invested assets		3,011,913	796,355,167			799,367,080
9.	Receivable for securities		0	62			62
10.	Securities lending reinvested collateral assets		88,265,219	322,209,041			410,474,260
11.	Aggregate write-ins for invested assets		0	9,006,454			9,006,454

12.	Subtotals, cash and invested assets (Lines 1 to 9)		2,239,471,377	16,497,384,052	0		18,736,855,429

13.	Title plants less $0 charged off (for Title insurers only)		0	0	0		0
14.	Investment income due and accrued		17,360,751	166,253,130			183,613,881
15.	Premiums and considerations:
	15.1	Uncollected premiums and agents’ balances in course of collection	102,285	46,971,091			47,073,376
	15.2	Deferred premiums, agents’ balances and installments booked but deferred and not yet due (including $0 earned but unbilled premiums)	2,662,663	131,157,528			133,820,191
	15.3.	Accrued retrospective premiums	0	0			0
16.	Reinsurance:
	16.1	Amounts recoverable from reinsurers	1,909,962	6,374,104			8,284,066
	16.2	Funds held by or deposited with reinsured companies	0	0			0
	16.3	Other amounts receivable under reinsurance contracts	0	12,333,424			12,333,424
17.	Amounts receivable relating to uninsured plans		0	0			0
18.1	Current federal and foreign income tax recoverable and interest thereon		0	5,495,809			5,495,809
18.2	Net deferred tax asset		86,384,460	162,711,377			249,095,837
19.	Guaranty funds receivable or on deposit		943,953	3,242,833			4,186,786
20.	Electronic data processing equipment and software		0	0			0
21.	Furniture and equipment, including health care delivery assets ($0)		0	0			0
22.	Net adjustment in assets and liabilities due to foreign exchange rates		0	0			0
23.	Receivable from parent, subsidiaries and affiliates		19,858,988	57,107,606			76,966,594
24.	Health care ($0) and other amounts receivable		0	0			0
25.	Aggregate write-ins for other than invested assets		82,148,235	264,540,509	0		346,688,744

26.	Total assets excluding Separate Accounts business (Lines 12 to 25)		2,450,842,674	17,353,571,463	0		19,804,414,137

27.	From Separate Accounts Statement		6,969,476,743	14,526,002,778	0		21,495,479,521

28.	Total (Lines 27 and 28)		$9,420,319,417	$31,879,574,241	$0		$41,299,893,658

DETAILS OF ASSET WRITE-INS (Line 11)
Receivable for derivative cash collateral			$0	$219,679	$0		$219,679
Invested asset collateral balance			0	$8,786,775			$8,786,775

TOTAL OF ASSETS WRITE-INS FOR LINES 11			$0	$9,006,454	$0		$9,006,454

DETAILS OF ASSET WRITE-INS (Line 25)
Accounts receivable			$5,846,847	$41,164,204	$0		$47,011,051
Contribution receivable from parent			0	135,000,000			135,000,000
Estimated premium tax offsets related to the provision for future GFA			222,285	847,186			1,069,471
Investment receivable			37,483	752,104			789,587
Company owned life insurance			75,881,155	79,732,778			155,613,933
Goodwill			0	6,582,224			6,582,224
State transferable tax credits			160,465	462,013			622,478

TOTAL OF ASSETS WRITE-INS FOR LINES 25			$82,148,235	$264,540,509	$0		$346,688,744

Pro Forma Unaudited Consolidated Statutory Balance Sheet

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

As of December 31, 2013

							TPLIC (MLIC)
							Dec 31, 2013
			WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
LIABILITIES
1.	Aggregate reserve for life contracts		$1,909,589,432	$9,259,113,572	$0		$11,168,703,004
2.	Aggregate reserve for accident and health contracts		1,157,547	716,358,263			717,515,810
3.	Liability for deposit-type contracts		21,519,616	675,894,726			697,414,342
4.	Contract claims:
	4.1	Life	25,085,544	127,458,689			152,544,233
	4.2	Accident and health	0	110,668,627			110,668,627
5.	Policyholders’ dividends and coupons due and unpaid		0	75,358			75,358
6.	Provision for policyholders’ dividends and coupons payable in following calendar year-estimated amounts:
	6.1	Dividends apportioned for payment to December 31, 2005	0	1,293,678			1,293,678
	6.2	Dividends not yet apportioned	0	0			0
	6.3	Coupons and similar benefits	0	0			0
7.	Amount provisionally held for deferred dividend policies not included in Line 6		0	0			0
8.	Premiums and annuity considerations for life and accident and health contracts received in advance less discount		34,996	5,226,469			5,261,465
9.	Contract liabilities not included elsewhere:
	9.1	Surrender values on canceled contracts	0	0			0
	9.2	Provision for experience rating refunds	0	6,735,207			6,735,207
	9.3	Other amounts payable on reinsurance	2,408,262	2,949,115			5,357,377
	9.4	Interest Maintenance Reserve	25,813,207	302,887,952			328,701,159
10.	Commissions to agents due or accrued		74,671	22,153,370			22,228,041
11.	Commissions and expense allowances payable on reinsurance assumed		—	1,870,790			1,870,790
12.	General expenses due or accrued		6,446,238	5,113,171			11,559,409
13 .	Transfers to Separate Accounts due or accrued		(212,707,836)	(2,957,359)			(215,665,195)
14.	Taxes, licenses and fees due or accrued, excluding federal income taxes		4,350,885	23,288,386			27,639,271
15.1.	Current federal and foreign income taxes		17,160,329	0			17,160,329
15.2.	Net deferred tax liability		0	0			0
16.	Unearned investment income		9,736,113	5,639,380			15,375,493
17.	Amounts withheld or retained by company as agent or trustee		944,020	36,161,821			37,105,841
18.	Amounts held for agents’ account, including agents’ credit balance		120,119	1,072,781			1,192,900
19.	Remittances and items not allocated		10,776,233	4,159,410			14,935,643
20.	Net adjustment in assets and liabilities due to foreign exchange rates		0	0			0
21.	Liability for benefits for employees and agents if not included above		0	0			0
22.	Borrowed money and interest thereon		26,717,773	53,453,126			80,170,899
23.	Dividends to stockholders declared and unpaid		0	0			0
24.	Miscellaneous liabilities:
	24.1	Asset valuation reserve	17,642,203	243,971,748			261,613,951
	24.2	Reinsurance in unauthorized companies	0	1,979,758			1,979,758
	24.3	Funds held under reinsurance treaties with unauthorized reinsurers	78,160,850	4,274,528,544			4,352,689,394
	24.4	Payable to parent, subsidiaries and affiliates	0	0			0
	24.5	Drafts outstanding	0	0			0
	24.6	Liability for amounts held under uninsured accident and health plans	0	0			0
	24.7	Funds held under coinsurance	0	(17,903)			(17,903)
	24.8	Derivatives	4,100,401	25,231,400			29,331,801
	24.9	Payable for securities	8,000,000	177			8,000,177
	24.10	Payable for securities lending	88,265,219	322,209,046			410,474,265
	24.11	Capital notes and interest thereon	0	0			0
25.	Aggregate write-ins for liabilities		0	155,827,442	0		155,827,442

26.	Total liabilities excluding Separate Accounts business (Lines 1-25)		2,045,395,822	16,382,346,744	0		18,427,742,566

27.	From Separate Accounts Statement		6,969,476,743	14,526,002,778	0		21,495,479,521

28.	Total liabilities (Line 26 and 27)		$9,014,872,565	$30,908,349,522	$0		$39,923,222,087

DETAILS OF LIABILITIES WRITE-INS (Line 25)
Payable for derivative cash collateral			$0	$150,114,562	$0		$150,114,562
Deferred derivative gain/loss			0	3,616,019			3,616,019
Synthetic GICs and provision for liquidity reserves			0	1,296,861			1,296,861
Interest payable on surplus notes			0	800,000			800,000

TOTAL OF LIABILITIES WRITE-INS FOR LINE 25			$0	$155,827,442	$0		$155,827,442

SURPLUS AND OTHER FUNDS
29.	Common capital stock		$2,500,000	$10,137,150	$(2,500,000)	A	$10,137,150
30.	Preferred capital stock		0	0	0		0
31.	Aggregate write-ins for other than special surplus funds		0	0			0
32.	Surplus notes		0	160,000,000			160,000,000
33.	Gross paid in and contributed surplus		149,627,109	757,198,973	2,500,000	A	909,326,082
34.	Aggregate write-ins for special surplus funds		0	0			0
35.	Unassigned funds (surplus)		253,319,743	43,888,596	0		297,208,339
36.	Less treasury stock, at cost:
	36.1	Common shares	0	0			0
	36.2	Preferred shares	0	0			0
37.	Surplus (Total lines 31+32+33+34+35-36)		402,946,852	961,087,569	2,500,000		1,366,534,421

38.	Totals of Lines 29, 30 and 37		405,446,852	971,224,719	0		1,376,671,571

39.	Totals of Lines 28 and 38 (Liabilities and Surplus)		$9,420,319,417	$31,879,574,241	$0		$41,299,893,658

*	This balance sheet is an unaudited consolidation of the December 31, 2013 NAIC Annual Statement balance sheets for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2013

						TPLIC (MLIC)
						Dec 31, 2013
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
1	Premiums and annuity considerations for life and accident and health contracts	$538,421,190	$1,586,270,078	$0		$2,124,691,268
2	Considerations for supplementary contracts with life contingencies	2,669,815	120,206,309			122,876,124
3	Net investment income	92,490,364	729,328,837			821,819,201
4	Amortization of Interest Maintenance Reserve (IMR)	767,365	15,572,471			16,339,836
5	Separate Accounts net gain from operations excluding unrealized gains or losses	0	0			0
6	Commissions and expense allowances on reinsurance ceded	(15,256,488)	209,399,681			194,143,193
7	Reserve adjustments on reinsurance ceded	(13,389,610)	(226,237,769)			(239,627,379)
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	291,415,707	40,882,844			332,298,551
8.2	Charges and fees for deposit-type contracts	0	0			0
8.3	Aggregate write-ins for miscellaneous income	23,275,893	15,358,736	0		38,634,629

9	Totals (Lines 1 to 8.3)	920,394,236	2,490,781,187	0		3,411,175,423

10	Death benefits	70,180,365	239,620,179			309,800,544
11	Matured endowments (excluding guaranteed annual pure endowments)	20,665	9,689,204			9,709,869
12	Annuity benefits	19,270,127	313,063,790			332,333,917
13	Disability benefits and benefits under accident and health contracts	1,580,884	272,277,322			273,858,206
14	Coupons, guaranteed annual pure endowments and similar benefits	0	0			0
15	Surrender benefits and withdrawals for life contracts	541,358,940	1,019,521,589			1,560,880,529
16	Group conversions	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	475,650	40,362,252			40,837,902
18	Payments on supplementary contracts with life contingencies	3,276,454	34,080,716			37,357,170
19	Increase in aggregate reserves for life and accident and health contracts	127,763,858	(57,398,129)	0		70,365,729

20	Totals (Lines 10 to 19)	763,926,943	1,871,216,923	0		2,635,143,866
21	Commissions on premiums, annuity considerations and deposit-type contract funds	155,583,798	275,345,715			430,929,513
22	Commissions and expense allowances on reinsurance assumed	0	42,743,256			42,743,256
23	General insurance expenses	72,084,952	220,220,369			292,305,321
24	Insurance taxes, licenses and fees, excluding federal income taxes	18,954,377	46,267,149			65,221,526
25	Increase in loading on deferred and uncollected premiums	77,142	(2,835,678)			(2,758,536)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(280,807,082)	(312,793,145)			(593,600,227)
27	Aggregate write-ins for deductions	16,255,075	147,145,291	0		163,400,366

28	Totals (Lines 20 to 27)	746,075,205	2,287,309,880	0		3,033,385,085

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	174,319,031	203,471,307	0		377,790,338
30	Dividends to policyholders	20,746	1,258,647			1,279,393

31	Net gain from operations after dividends to policyholders and before federal income taxes (Line 29 minus Line 30)	174,298,285	202,212,660	0		376,510,945
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	25,591,702	23,987,115			49,578,817

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	148,706,583	178,225,545	0		326,932,128
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	11,102,563	(11,351,095)			(248,532)

35	Net income (Line 33 plus Line 34)	$159,809,146	$166,874,450	$0		$326,683,596

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2013

						TPLIC (MLIC)
						Dec 31, 2013
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$338,415,864	$811,320,218	$0		$1,149,736,082
37	Net income (Line 35)	159,809,146	166,874,450			326,683,596
38	Change in net unrealized capital gains (losses)	4,188,807	96,957,088			101,145,895
39	Change in net unrealized foreign exchange capital gain (loss)	0	(1,426,888)			(1,426,888)
40	Change in net deferred income tax	(14,828,899)	1,497,207			(13,331,692)
41	Change in nonadmitted assets and related items	(11,137,898)	3,579,313			(7,558,585)
42	Change in liability for reinsurance in unauthorized companies	264,898	187,382			452,280
43	Change in reserve on account of change in valuation basis, (increase) or decrease	0	0			0
44	Change in asset valuation reserve	(5,603,238)	(51,980,043)			(57,583,281)
45	Change in treasury stock	0	0			0
46	Surplus (contributed to) withdrawn from Separate Accounts during period	0	0			0
47	Other changes in surplus in Separate Accounts Statement	0	0			0
48	Change in surplus notes	0	0			0
49	Cumulative effect of changes in accounting principles	0	0			0
50	Capital changes:
50.1	Paid in	0	0	(2,500,000)	A	(2,500,000)
50.2	Transferred from surplus (Stock Dividend)	0	0			0
50.3	Transferred to surplus	0	0			0
51	Surplus adjustment:
51.1	Paid in	0	135,925,882	2,500,000	A	138,425,882
51.2	Transferred to capital (Stock Dividend)	0	0			0
51.3	Transferred from capital	0	0			0
51.4	Change in surplus as a result of reinsurance	(15,661,828)	(63,742,772)			(79,404,600)
52	Dividends to stockholders	(50,000,000)	(135,000,000)			(185,000,000)
53	Aggregate write-ins for gains and losses in surplus	0	7,032,882			7,032,882

54	Net change in capital and surplus (Lines 37 through 53)	67,030,988	159,904,501	0		226,935,489

55	Capital and surplus as of statement date (Lines 36 + 54)	$405,446,852	$971,224,719	$0		$1,376,671,571

DETAILS OF WRITE-INS (Line 8.3)
	Miscellaneous income	$18,494,295	$11,387,733	$0		$29,882,028
	Income earned on company owned life insurance	3,607,401	2,504,067			6,111,468
	Surrender charges	0	774,952			774,952
	Consideration on reinsurance recaptured	1,174,197	691,984			1,866,181

	TOTAL WRITE-INS FOR LINE 8.3	$23,275,893	$15,358,736	$0		$38,634,629

DETAILS OF WRITE-INS (Line 27)
	Interest on surplus notes	$0	$9,600,000	$0		$9,600,000
	Experience refunds	(580)	246,617			246,037
	Fines and penalties	1,948	154,566			156,514
	Funds withheld ceded investment income	16,253,707	138,639,686			154,893,393
	Reinsurance Allowances	0	0			0
	Modco reserve adjustment	0	(10,254)			(10,254)
	Foreign currency translation adjustment	0	0			0
	Change in synthetic GICs and provision for liquidity guarantees	0	(1,485,324)			(1,485,324)

	TOTAL WRITE-INS FOR LINE 27	$16,255,075	$147,145,291	$0		$163,400,366

DETAILS OF WRITE-INS (Line 53)
	Correction of error- change in nonadmitted deferred tax assets	$0	$7,032,882	$0		$7,032,882
		0	0			0

	TOTAL WRITE-INS FOR LINE 53	$0	$7,032,882	$0		$7,032,882

*	This income statement is an unaudited consolidation of the December 31, 2013 NAIC Annual Statement income statements for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2012

						TPLIC (MLIC)
						Dec 31, 2012
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
1	Premiums and annuity considerations for life and accident and health contracts	$486,919,136	$1,497,625,426	$0		$1,984,544,562
2	Considerations for supplementary contracts with life contingencies	(2,210,995)	24,091,339			21,880,344
3	Net investment income	81,728,965	822,313,801			904,042,766
4	Amortization of Interest Maintenance Reserve (IMR)	1,516,879	11,028,711			12,545,590
5	Separate Accounts net gain from operations excluding unrealized gains or losses	0	0			0
6	Commissions and expense allowances on reinsurance ceded	(3,414,666)	377,804,411			374,389,745
7	Reserve adjustments on reinsurance ceded	(24,697,078)	(762,678,546)			(787,375,624)
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	300,860,490	36,700,565			337,561,055
8.2	Charges and fees for deposit-type contracts	0	0			0
8.3	Aggregate write-ins for miscellaneous income	19,035,109	8,497,450	0		27,532,559

9	Totals (Lines 1 to 8.3)	859,737,840	2,015,383,157	0		2,875,120,997

10	Death benefits	70,668,289	183,519,981			254,188,270
11	Matured endowments (excluding guaranteed annual pure endowments)	22,545	11,213,370			11,235,915
12	Annuity benefits	21,113,855	306,294,955			327,408,810
13	Disability benefits and benefits under accident and health contracts	871,144	281,497,472			282,368,616
14	Coupons, guaranteed annual pure endowments and similar benefits	0	0			0
15	Surrender benefits and withdrawals for life contracts	423,202,502	824,936,262			1,248,138,764
16	Group conversions	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	649,406	36,904,416			37,553,822
18	Payments on supplementary contracts with life contingencies	2,238,541	18,437,164			20,675,705
19	Increase in aggregate reserves for life and accident and health contracts	35,664,048	(483,691,447)	0		(448,027,399)

20	Totals (Lines 10 to 19)	554,430,330	1,179,112,173	0		1,733,542,503
21	Commissions on premiums, annuity considerations and deposit-type contract funds	160,308,691	258,895,773			419,204,464
22	Commissions and expense allowances on reinsurance assumed	0	48,695,771			48,695,771
23	General insurance expenses	74,016,655	218,791,750			292,808,405
24	Insurance taxes, licenses and fees, excluding federal income taxes	17,897,862	31,214,586			49,112,448
25	Increase in loading on deferred and uncollected premiums	(54,095)	(4,719,414)			(4,773,509)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(107,485,224)	(189,380,197)			(296,865,421)
27	Aggregate write-ins for deductions	12,038,761	216,975,741	0		229,014,502

28	Totals (Lines 20 to 27)	711,152,980	1,759,586,183	0		2,470,739,163

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	148,584,860	255,796,974	0		404,381,834
30	Dividends to policyholders	21,801	1,279,154			1,300,955

31	Net gain from operations after dividends to policyholders and before federal income (Line 29 minus Line 30)	148,563,059	254,517,820	0		403,080,879
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	13,976,714	103,095,420			117,072,134

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	134,586,345	151,422,400	0		286,008,745
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	(4,590,812)	(7,876,251)			(12,467,063)

35	Net income (Line 33 plus Line 34)	$129,995,533	$143,546,149	$0		$273,541,682

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2012

						TPLIC (MLIC)
						Dec 31, 2012
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$275,198,023	$980,853,380	$0		$1,256,051,403
37	Net income (Line 35)	129,995,533	143,546,149			273,541,682
38	Change in net unrealized capital gains (losses)	117,589	(34,637,639)			(34,520,050)
39	Change in net unrealized foreign exchange capital gain (loss)	0	1,378,866			1,378,866
40	Change in net deferred income tax	(12,436,991)	822,923			(11,614,068)
41	Change in nonadmitted assets and related items	(9,918,907)	(29,675,578)			(39,594,485)
42	Change in liability for reinsurance in unauthorized companies	—	500,492			500,492
43	Change in reserve on account of change in valuation basis, (increase) or decrease	0	0			0
44	Change in asset valuation reserve	(3,200,787)	(9,467,487)			(12,668,274)
45	Change in treasury stock	0	0			0
46	Surplus (contributed to) withdrawn from Separate Accounts during period	0	0			0
47	Other changes in surplus in Separate Accounts Statement	0	0			0
48	Change in surplus notes	0	0			0
49	Cumulative effect of changes in accounting principles	0	0			0
50	Capital changes:
50.1	Paid in	0	0	(2,500,000)	A	(2,500,000)
50.2	Transferred from surplus (Stock Dividend)	0	0			0
50.3	Transferred to surplus	0	0			0
51	Surplus adjustment:
51.1	Paid in	0	481,720	2,500,000	A	2,981,720
51.2	Transferred to capital (Stock Dividend)	0	0			0
51.3	Transferred from capital	0	0			0
51.4	Change in surplus as a result of reinsurance	(33,519,286)	207,517,392			173,998,106
52	Dividends to stockholders	(27,000,000)	(450,000,000)			(477,000,000)
53	Aggregate write-ins for gains and losses in surplus	—	—			0

54	Net change in capital and surplus (Lines 37 through 53)	44,037,151	(169,533,162)	0		(125,496,011)

55	Capital and surplus as of statement date (Lines 36 + 54)	$319,235,174	$811,320,218	$0		$1,130,555,392

DETAILS OF WRITE-INS (Line 8.3)
	Miscellaneous income	$17,160,566	$5,094,642	$0		$22,255,208
	Income earned on company owned life insurance	1,874,543	2,445,497			4,320,040
	Surrender charges	0	922,816			922,816
	Consideration on reinsurance recaptured	0	34,495			34,495

	TOTAL WRITE-INS FOR LINE 8.3	$19,035,109	$8,497,450	$0		$27,532,559

DETAILS OF WRITE-INS (Line 27)
	Interest on surplus notes	$0	$9,600,000	$0		$9,600,000
	Experience refunds	(112)	(319,009)			(319,121)
	Fines and penalties	989	4,535			5,524
	Funds withheld ceded investment income	12,037,884	213,972,859			226,010,743
	Reinsurance Allowances	0	5,385			5,385
	Modco reserve adjustment	0	(10,045)			(10,045)
	Foreign currency translation adjustment	0	(4,228,000)			(4,228,000)
	Change in synthetic GICs and provision for liquidity guarantees	0	(2,049,984)			(2,049,984)

	TOTAL WRITE-INS FOR LINE 27	$12,038,761	$216,975,741	$0		$229,014,502

DETAILS OF WRITE-INS (Line 53)
		$0	$0	$0		$0
		0	0			0

	TOTAL WRITE-INS FOR LINE 53	$0	$0	$0		$0

*	This income statement is an unaudited consolidation of the December 31, 2012 NAIC Annual Statement income statements for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2011

						TPLIC (MLIC)
						Dec 31, 2011
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
1	Premiums and annuity considerations for life and accident and health contracts	$479,669,678	$1,391,712,990	$0		$1,871,382,668
2	Considerations for supplementary contracts with life contingencies	929,177	11,508,812			12,437,989
3	Net investment income	80,031,434	842,041,493			922,072,927
4	Amortization of Interest Maintenance Reserve (IMR)	1,325,917	4,411,559			5,737,476
5	Separate Accounts net gain from operations excluding unrealized gains or losses	0	0			0
6	Commissions and expense allowances on reinsurance ceded	(41,716,042)	529,883,046			488,167,004
7	Reserve adjustments on reinsurance ceded	(31,044,498)	(151,483,511)			(182,528,009)
8	Miscellaneous Income:
8.1	Income from fees associated with investment management, administration and contract guarantees from Separate Accounts	312,161,423	34,847,072			347,008,495
8.2	Charges and fees for deposit-type contracts	0	0			0
8.3	Aggregate write-ins for miscellaneous income	20,019,069	8,884,717	0		28,903,786

9	Totals (Lines 1 to 8.3)	821,376,158	2,671,806,178	0		3,493,182,336

10	Death benefits	64,792,471	183,623,096			248,415,567
11	Matured endowments (excluding guaranteed annual pure endowments)	20,646	9,811,580			9,832,226
12	Annuity benefits	25,823,646	275,877,445			301,701,091
13	Disability benefits and benefits under accident and health contracts	1,214,897	305,136,009			306,350,906
14	Coupons, guaranteed annual pure endowments and similar benefits	0	0			0
15	Surrender benefits and withdrawals for life contracts	614,466,490	731,102,194			1,345,568,684
16	Group conversions	0	0			0
17	Interest and adjustments on contract or deposit-type contract funds	797,706	40,623,746			41,421,452
18	Payments on supplementary contracts with life contingencies	1,333,270	17,015,971			18,349,241
19	Increase in aggregate reserves for life and accident and health contracts	85,582,954	(92,560,336)	0		(6,977,382)

20	Totals (Lines 10 to 19)	794,032,080	1,470,629,705	0		2,264,661,785
21	Commissions on premiums, annuity considerations and deposit-type contract funds	138,136,489	253,225,339			391,361,828
22	Commissions and expense allowances on reinsurance assumed	0	67,337,377			67,337,377
23	General insurance expenses	84,131,616	223,932,675			308,064,291
24	Insurance taxes, licenses and fees, excluding federal income taxes	14,478,324	28,925,224			43,403,548
25	Increase in loading on deferred and uncollected premiums	11,427	(4,278,103)			(4,266,676)
26	Net transfers to or (from) Separate Accounts net of reinsurance	(258,667,339)	(136,669,812)			(395,337,151)
27	Aggregate write-ins for deductions	39,366,107	225,231,807	0		264,597,914

28	Totals (Lines 20 to 27)	811,488,704	2,128,334,212	0		2,939,822,916

29	Net gain from operations before dividends to policyholders and federal income taxes (Line 9 minus Line 28)	9,887,454	543,471,966	0		553,359,420
30	Dividends to policyholders	23,797	1,341,907			1,365,704

31	Net gain from operations after dividends to policyholders and before federal income taxes (Line 29 minus Line 30)	9,863,657	542,130,059	0		551,993,716
32	Federal and foreign income taxes incurred (excluding tax on capital gains)	9,379,020	31,580,088			40,959,108

33	Net gain from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses) (Line 31 minus Line 32)	484,637	510,549,971	0		511,034,608
34	Net realized capital gains or (losses) less capital gains tax and transferred to the IMR	(12,431,038)	(28,842,181)			(41,273,219)

35	Net income (Line 33 plus Line 34)	$(11,946,401)	$481,707,790	$0		$469,761,389

Pro Forma Unaudited Consolidated Statutory Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

For Year Ending December 31, 2011

						TPLIC (MLIC)
						Dec 31, 2011
		WRL	TPLIC (MLIC)	Eliminations	Reference	Totals
CAPITAL AND SURPLUS ACCOUNT
36	Capital and surplus, December 31, prior year	$511,264,493	$1,174,423,154	$0		$1,685,687,647
37	Net income (Line 35)	(11,946,401)	481,707,790			469,761,389
38	Change in net unrealized capital gains (losses)	(3,720,586)	(12,830,567)			(16,551,153)
39	Change in net unrealized foreign exchange capital gain (loss)	0	747,269			747,269
40	Change in net deferred income tax	18,336,654	218,164,768			236,501,422
41	Change in nonadmitted assets and related items	(27,615,648)	(246,969,162)			(274,584,810)
42	Change in liability for reinsurance in unauthorized companies	(104,262)	(233,738)			(338,000)
43	Change in reserve on account of change in valuation basis, (increase) or decrease	0	0			0
44	Change in asset valuation reserve	378,352	(30,846,724)			(30,468,372)
45	Change in treasury stock	0	0			0
46	Surplus (contributed to) withdrawn from Separate Accounts during period	0	0			0
47	Other changes in surplus in Separate Accounts Statement	0	0			0
48	Change in surplus notes	0	0			0
49	Cumulative effect of changes in accounting principles	0	0			0
50	Capital changes:
50.1	Paid in	0	0	(2,500,000)	A	(2,500,000)
50.2	Transferred from surplus (Stock Dividend)	0	0			0
50.3	Transferred to surplus	0	0			0
51	Surplus adjustment:
51.1	Paid in	0	175,092	2,500,000	A	2,675,092
51.2	Transferred to capital (Stock Dividend)	0	0			0
51.3	Transferred from capital	0	0			0
51.4	Change in surplus as a result of reinsurance	41,629,207	(321,586,829)			(279,957,622)
52	Dividends to stockholders	(250,000,000)	(300,000,000)			(550,000,000)
53	Aggregate write-ins for gains and losses in surplus	(3,023,786)	18,102,327			15,078,541

54	Net change in capital and surplus (Lines 37 through 53)	(236,066,470)	(193,569,774)	0		(429,636,244)

55	Capital and surplus as of statement date (Lines 36 + 54)	$275,198,023	$980,853,380	$0		$1,256,051,403

DETAILS OF WRITE-INS (Line 8.3)
	Miscellaneous income	$17,739,643	$5,350,789	$0		$23,090,432
	Income earned on company owned life insurance	2,279,426	2,386,749			4,666,175
	Surrender charges	0	1,147,179			1,147,179

	TOTAL WRITE-INS FOR LINE 8.3	$20,019,069	$8,884,717	$0		$28,903,786

DETAILS OF WRITE-INS (Line 27)
	Interest on surplus notes	$0	$9,600,000	$0		$9,600,000
	Experience refunds	0	(140,105)			(140,105)
	Fines and penalties	514	18,999			19,513
	Funds withheld ceded investment income	10,065,593	211,608,375			221,673,968
	Reinsurance Allowances	0	6,173			6,173
	Modco reserve adjustment	0	(21,045)			(21,045)
	Consideration on reinsurance recaptured	29,300,000	3,039,400			32,339,400
	Change in synthetic GICs and provision for liquidity guarantees	0	1,120,010			1,120,010

	TOTAL WRITE-INS FOR LINE 27	$39,366,107	$225,231,807	$0		$264,597,914

DETAILS OF WRITE-INS (Line 53)
	Change in admitted deferred tax assets pursuant to SSAP No. 10R	$(3,023,786)	$23,738,700	$0		$20,714,914
	Correction of error—funds withheld investment income	0	(5,636,373)			(5,636,373)

	TOTAL WRITE-INS FOR LINE 53	$(3,023,786)	$18,102,327	$0		$15,078,541

*	This income statement is an unaudited consolidation of the December 31, 2011 NAIC Annual Statement income statements for Western Reserve Life Assurance Co. of Ohio and Monumental Life Insurance Company.

Pro Forma Unaudited Consolidated Statutory Balance Sheet and Income Statement

Western Reserve Life Assurance Co. of Ohio, Transamerica Premier Life Insurance Company

(f.k.a. Monumental Life Insurance Company)

Eliminations:

The following eliminations have been made to the combined WRL and TPLIC financial statements to more accurately depict the resultant combination of the entities in accordance with statutory accounting principles.

A - Reflect cancellation of WRL’s common stock held by AEGON USA, LLC:

WRL common capital stock owned by AEGON USA, LLC prior to merger	$2,500,000

WRL’s common shares shall be deemed cancelled by operation of law. As AEGON USA, LLC owns 100% of the common shares of Commonwealth General Corporation (CGC), a Delaware holding company, who in turn will own 100% of TPLIC, and AEGON USA also owns 100% of WRL, AEGON USA is indifferent as to the consideration issued in the merger, since such issuance is meaningless to AEGON USA as an economic matter. Under these circumstances, AEGON USA agrees to accept one share of common stock of CGC in exchange for its agreement to merge WRL into TPLIC.

Overview of eliminations by statutory financial lines:

Balance Sheet Adjustments:
Surplus and Other Fund Adjustments:
Line 29 - Common capital stock	$(2,500,000)
Line 30 - Preferred capital stock	-
Line 33 - Gross paid in & contributed surplus	2,500,000
Line 35 - Unassigned	—

Total Surplus and Other Fund Adjustments	$—

Income Statement Adjustments:
Net Income Adjustments:
$—

Total Net Income Adjustments	$—

Capital and Surplus Adjustments:
Line 36 - Capital and surplus as of the prior year	$—
Line 37 - Net Income	—
Line 38 - Change in net unrealized capital gains (losses)	—
Line 41 - Change in non-admitted assets and related items	—
Line 50.1 - Capital paid in	(2,500,000)
Line 51.1 - Surplus paid in	2,500,000

Total Change in Capital and Surplus Adjustments	$—

F I N A N C I A L     S T A T E M E N T S     A N D     S C H E D U L E S – S T A T U T O R Y     B A S I S

Western Reserve Life Assurance Co. of Ohio

Years Ended December 31, 2013, 2012 (restated) and 2011

Western Reserve Life Assurance Co. of Ohio

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2013, 2012 (restated) and 2011

Report of Independent Auditors

The Board of Directors

Western Reserve Life Assurance Co. of Ohio

We have audited the accompanying statutory-basis financial statements of Western Reserve Life Assurance Company of Ohio, which comprise the balance sheets as of December 31, 2013 and 2012, the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1, to meet the requirements of Ohio the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Western Reserve Life Assurance Co. of Ohio at December 31, 2013 and 2012, or the results of its operations or its cash flows for each of the three years ended December 31, 2013.

Opinion on Statutory-Basis of Accounting

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Life Assurance Co. of Ohio at December 31, 2013 and 2012, and the results of its operations and its cash flows for the three years ended December 31, 2013 in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance. Also in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Restatement

As discussed in Note 1 to the financial statements, the 2012 financial statements have been restated to correct an error in accounting for affiliated reinsurance receivables. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

April 28, 2014

2

Western Reserve Life Assurance Co. of Ohio

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
		Restated
Admitted assets
Cash and invested assets:
Bonds	$1,448,053	$1,116,229
Common stocks:
Affiliated entities (cost: 2013- $24,343; 2012- $22,921)	35,348	31,844
Unaffiliated entities (cost: 2013- $0; 2012- $117)	—	117
Mortgage loans on real estate	77,805	50,714
Real estate, at cost less accumulated depreciation (2013 - 14,745; 2012 - $12,942)
Home office properties	27,382	35,209
Properties held for sale	6,259	—
Cash, cash equivalents and short-term investments	110,547	184,234
Policy loans	442,800	411,101
Securities lending reinvested collateral assets	88,265	84,899
Other invested assets	3,012	3,293

Total cash and invested assets	2,239,471	1,917,640
Net deferred income tax asset	86,385	105,141
Premiums deferred and uncollected	2,765	2,735
Reinsurance receivable	1,910	3,358
Receivable from parent, subsidiaries and affiliates	19,859	10,992
Investment income due and accrued	17,361	14,224
Cash surrender value of life insurance policies	75,881	75,295
Other admitted assets	7,210	7,263
Separate account assets	6,969,477	6,477,241

Total admitted assets	$9,420,319	$8,613,889

3

Western Reserve Life Assurance Co. of Ohio

Balance Sheets – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
		Restated
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$1,520,248	$1,300,741
Annuity	389,341	481,279
Accident and health	1,158	963
Life policy and contract claim reserves	25,085	26,339
Liability for deposit-type contracts	21,520	14,647
Other policyholders’ funds	35	41
Interest maintenance reserve	25,813	28,678
Remittances and items not allocated	10,776	9,670
Federal income taxes payable	17,160	17,951
Transfers from separate accounts due or accrued	(212,708)	(285,883)
Asset valuation reserve	17,642	12,039
Reinsurance in unauthorized companies	—	265
Funds held under coinsurance and other reinsurance treaties	78,161	54,464
Unearned investment income	9,736	9,509
Payable for securities	8,000	—
Payable for securities lending	88,265	83,058
Derivatives	4,100	1,841
Other liabilities	41,062	42,630
Separate account liabilities	6,969,477	6,477,241

Total liabilities	9,014,871	8,275,473
Capital and surplus:
Common stock, $1.00 par value, 3,000,000 shares authorized and 2,500,000 shares issued and outstanding	2,500	2,500
Paid-in surplus	149,627	149,627
Unassigned surplus	253,321	186,289

Total capital and surplus	405,448	338,416

Total liabilities and capital and surplus	$9,420,319	$8,613,889

See accompanying notes.

4

Western Reserve Life Assurance Co. of Ohio

Statement of Operations – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	Year Ended December 31
	2013	2012	2011
		Restated
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$525,693	$469,503	$456,926
Annuity	12,952	13,547	22,244
Accident and health	2,446	1,658	1,429
Net investment income	92,490	81,729	80,031
Amortization of interest maintenance reserve	767	1,516	1,326
Commissions and expense allowances on reinsurance ceded	(15,257)	(8,070)	(41,716)
Reserve adjustments on reinsurance ceded	(13,390)	(13,198)	(31,044)
Income from fees associated with investment management, administration and contract guarantees for separate accounts	291,416	300,860	312,161
Income earned on company owned life insurance	3,607	1,875	2,279
Consideration received on reinsurance recapture	1,174	—	—
Income from administrative service agreement with affiliate	24,966	23,814	24,411
Other	(6,470)	(6,652)	(6,671)

	920,394	866,582	821,376
Benefits and expenses:
Benefits paid or provided for:
Life	70,180	70,941	64,792
Surrender benefits	541,359	423,203	418,362
Annuity benefits	19,270	21,114	25,824
Other benefits	5,354	3,781	3,367
Increase (decrease) in aggregate reserves for policies and contracts:
Life	219,507	94,292	66,540
Annuity	(91,938)	(59,074)	19,085
Accident and health	195	446	(42)

	763,927	554,703	597,928
Insurance expenses:
Commissions	155,584	160,309	138,136
General insurance expenses	72,085	74,017	84,132
Taxes, licenses and fees	18,954	17,898	14,478
Net transfers from separate accounts	(280,807)	(107,485)	(62,563)
Consideration paid on reinsurance recapture	—	—	29,300
Other expenses	16,332	11,984	10,077

	(17,852)	156,723	213,560

Total benefits and expenses	746,075	711,426	811,488

Gain from operations before dividends to policyholders, federal income tax expense and net realized capital gains/losses on investments	174,319	155,156	9,888
Dividends to policyholders	21	22	24

Gain from operations before federal income tax expense and net realized capital gains/losses on investments	174,298	155,134	9,864
Federal income tax expense	25,592	20,548	9,379

Gain from operations before net realized capital gains/losses on investments	148,706	134,586	485
Net realized capital gain/ (loss) on investments (net of related federal income taxes and amounts tranferred to/from interest maintenance reserve)	11,103	(4,591)	(12,431)

Net income (loss)	$159,809	$129,995	$(11,946)

See accompanying notes.

5

Western Reserve Life Assurance Co. of Ohio

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Common Stock	Aggregate Write-ins for Other than Special Surplus Funds	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at January 1, 2011	$2,500	$70,527	$149,627	$288,610	$511,264
Net loss	—	—	—	(11,946)	(11,946)
Change in net unrealized capital gains and losses, net of tax	—	—	—	(3,720)	(3,720)
Change in nonadmitted assets	—	—	—	(27,616)	(27,616)
Change in asset valuation reserve	—	—	—	378	378
Change in liability for reinsurance in unauthorized companies	—	—	—	(104)	(104)
Dividend to stockholder	—	—	—	(250,000)	(250,000)
Change in net deferred income tax asset	—	—	—	18,337	18,337
Change in surplus as a result of reinsurance	—	—	—	41,629	41,629
Change in admitted deferred tax asset pursuant to SSAP No. 10R	—	(3,024)	—	—	(3,024)

Balance at December 31, 2011	2,500	67,503	149,627	55,568	275,198
Net income	—	—	—	129,995	129,995
Change in net unrealized capital gains and losses, net of tax	—	—	—	118	118
Change in nonadmitted assets	—	—	—	(7,849)	(7,849)
Change in asset valuation reserve	—	—	—	(3,201)	(3,201)
Dividend to stockholder	—	—	—	(27,000)	(27,000)
Change in net deferred income tax asset	—	—	—	(12,437)	(12,437)
Change in surplus as a result of reinsurance	—	—	—	(21,315)	(21,315)
Change in admitted deferred tax assets pursuant to SSAP No. 101	—	(67,503)	—	67,503	—
Correction of error - reinsurance	—	—	—	4,907	4,907

Balance at December 31, 2012 - restated	$2,500	$—	$149,627	$186,289	$338,416

6

Western Reserve Life Assurance Co. of Ohio

Statements of Changes in Capital and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Common Stock	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2012 - restated	$2,500	$149,627	$186,289	$338,416
Net income	—	—	159,809	159,809
Change in net unrealized capital gains and losses, net of tax	—	—	4,189	4,189
Change in nonadmitted assets	—	—	(11,138)	(11,138)
Change in asset valuation reserve	—	—	(5,603)	(5,603)
Change in liability for reinsurance in unauthorized and certified companies	—	—	265	265
Dividend to stockholder	—	—	(50,000)	(50,000)
Change in net deferred income tax asset	—	—	(14,829)	(14,829)
Change in surplus as a result of reinsurance	—	—	(15,661)	(15,661)

Balance at December 31, 2013	$2,500	$149,627	$253,321	$405,448

See accompanying notes.

7

Western Reserve Life Assurance Co. of Ohio

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
		Restated
Operating activities
Premiums collected, net of reinsurance	$540,933	$485,063	$480,756
Net investment income received	96,249	84,038	85,361
Miscellaneous income received	278,156	277,542	271,567
Benefit and loss related payments	(636,087)	(521,038)	(698,717)
Commissions, expenses paid and aggregate write-ins for deductions	(262,111)	(264,731)	(250,591)
Net transfers from separate accounts	354,274	200,378	371,180
Dividends paid to policyholders	(21)	(22)	(24)
Federal and foreign income taxes paid	(25,415)	(5,134)	(88,126)

Net cash provided by operating activities	345,978	256,096	171,406
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	321,363	337,040	263,103
Common stocks	117	2	120
Mortgage loans on real estate	3,846	9,355	6,267
Other invested assets	6	1	—
Securities lending reinvested collateral assets	—	4,729	104,301
Miscellaneous proceeds	21,512	5,275	6

Total investment proceeds	346,844	356,402	373,797
Costs of investments acquired:
Bonds	(657,368)	(562,044)	(212,793)
Common stocks	(825)	(1,143)	(597)
Mortgage loans on real estate	(31,484)	(10,800)	(43,694)
Real estate	(235)	(153)	66
Other invested assets	(651)	(502)	(845)
Securities lending reinvested collateral assets	(3,366)	—	—
Miscellaneous applications	(33)	(4,550)	(18,575)

Total cost of investments acquired	(693,962)	(579,192)	(276,438)
Net increase in policy loans	(31,699)	(5,064)	(14,526)

Net cost of investments acquired	(725,661)	(584,256)	(290,964)

Net cash (used in) provided by investing activities	(378,817)	(227,854)	82,833

8

Western Reserve Life Assurance Co. of Ohio

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
		Restated
Financing and miscellaneous activities
Cash provided (applied):
Net deposits (withdrawals) on deposit-type contracts and other insurance liabilities	(1,417)	1,424	(2,510)
Borrowed funds	331	21,064	5,229
Dividends to stockholder	(50,000)	(27,000)	(250,000)
Funds held under reinsurance treaty with unauthorized reinsurers	23,697	20,836	18,404
Receivable from parent, subsidiaries and affiliates	(8,867)	(8,925)	10,767
Payable to parent, subsidiaries and affiliates	—	(26,732)	6,775
Payable for securities lending	3,366	(4,726)	(104,302)
Other cash provided (applied)	(7,958)	9,696	(10,387)

Net cash (used in) provided by financing and miscellaneous activities	(40,848)	(14,363)	(326,024)

Net (decrease) increase in cash, cash equivalents and short-term investments	(73,687)	13,880	(71,785)
Cash, cash equivalents and short-term investments:
Beginning of year	184,234	170,354	242,139

End of year	$110,547	$184,234	$170,354

See accompanying notes.

9

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands)

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

Western Reserve Life Assurance Co. of Ohio (the Company) is a stock life insurance company and is a wholly owned subsidiary of Aegon USA, LLC (Aegon). Aegon is an indirect, wholly owned subsidiary of Aegon N.V., a holding company organized under the laws of The Netherlands.

Nature of Business

The Company operates predominantly in the variable universal life and variable annuity areas of the life insurance business. The Company is licensed in 49 states, District of Columbia, Puerto Rico and Guam. Sales of the Company’s products are through financial planners, independent representatives, financial institutions and stockbrokers. The majority of the Company’s new life insurance, and a portion of new annuities, are written through an affiliated marketing organization.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed maturity investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale. Fair value for GAAP is based on indexes, third party pricing services, brokers, external fund managers and internal models. For statutory reporting, the NAIC allows insurance companies to report the fair value determined by the Securities Valuation Office of the NAIC (SVO) or determine the fair value by using a permitted valuation method.

10

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If the fair value of the mortgage-backed/asset-backed security is less than amortized cost, an entity shall assess whether the impairment is other-than-temporary. An other-than-temporary impairment is considered to have occurred if the fair value of the mortgage-backed/asset-backed security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An other-than-temporary impairment is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security.

If it is determined an other-than-temporary impairment has occurred as a result of the cash flow analysis, the security is written down to the discounted estimated future cash flows. If an other-than-temporary impairment has occurred due to intent to sell or lack of intent and ability to hold, the security is written down to fair value.

For GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used. If it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment should be recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the other-than-temporary impairment should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

11

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with the changes in the fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under

12

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and agent debit balances, and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual (NAIC SAP), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent they are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and guaranteed interest in group annuity contracts are recorded directly to a policy reserve account using deposit accounting, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

13

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Reinsurance: Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: The Company computes deferred income taxes in accordance with Statement of Statutory Accounting Principle (SSAP) No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10 (SSAP No. 101). Under SSAP No. 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted.

Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years, and a valuation allowance is established for deferred income tax assets not realizable.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

14

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Securities Lending Assets and Liabilities: For securities lending programs, cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting policies are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow

15

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. For structured securities, cash flow trends and underlying levels of collateral are monitored. The Company will record a charge to the statement of operations to the extent that these securities are determined to be other-than-temporarily impaired.

Investments in both affiliated and unaffiliated preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies are reported at fair value and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustments for federal income taxes.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses, reported in unassigned surplus along with any adjustment for federal income taxes.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate that the Company classifies as held for sale is measured at lower

16

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Policy loans are reported at unpaid principal balance.

Investments in Low Income Housing Tax Credit (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, preferred and common stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from investment income when payment exceeds 90 days past due. At December 31, 2013 and 2012, the Company did not exclude any investment income due and accrued with respect to such practices.

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral will be invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, foreign currency forwards and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions or net investment in a foreign operation), (B) replication, (C) income generation or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86, Accounting for Derivative Instruments and Hedging Activities (SSAP No. 86).

17

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative instruments used in hedging relationships are accounted for on a basis that is consistent with the hedged item (amortized cost or fair value). Derivative instruments used in replication relationships are accounted for on a basis that is consistent with the cash instrument and the replicated asset (amortized cost or fair value). Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative indicates (amortized cost or fair value). Derivative instruments held for other investment/risk management activities receive fair value accounting.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets instead.

Instruments: Total return swaps are used in the asset/liability management process to mitigate the risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These total return swaps generally provide for the exchange of the difference between fixed leg (tied to the S&P or interest rate index) and floating leg (tied to LIBOR) amounts based on an underlying notional amount (also tied to the underlying index). Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedge item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Variance swaps are used in the asset/liability management process to mitigate the gamma risk created when the Company has issued minimum guarantee insurance contracts linked to an index. These variance swaps are similar to volatility options where the underlying index provides for the market value movements. Variance swaps do not accrue interest. Typically, no

18

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

cash is exchanged at the outset of initiating the variance swap and a single receipt or payment occurs at the maturity or termination of the contract. Variance swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in capital and surplus.

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global equity market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

Separate Accounts

Separate accounts held by the Company primarily represent funds which are administered for individual variable universal life and variable annuity contracts. Assets held in trust for purchases of variable universal life and variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheet. The assets in the accounts, carried at estimated fair value, consist of underlying mutual fund shares, common stocks, long-term bonds and short-term investments. The separate accounts, held for individual policyholders, do not have any minimum guarantees, and the investment risks associated with the fair value changes are borne entirely by the policyholder.

The Company received variable contract premiums of $282,851, $305,221 and $349,011, in 2013, 2012 and 2011, respectively. All variable account contracts are subject to discretionary withdrawal by the policyholder at the fair value of the underlying assets less the current surrender charge. Separate account contract holders have no claim against the assets of the general account.

Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The Company received $291,416, $300,860 and $312,161, in 2013, 2012 and 2011, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

19

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of premium for periods beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.0 to 5.5 percent and are computed principally on the Net Level Premium Valuation and the Commissioner’s Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 4 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.

The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually

20

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

reviewed and adjusted as necessary as experience develops or new information becomes available.

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include supplemental contracts and certain annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reflected as premiums, benefits or changes in reserve in the statement of operations.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income.

Reinsurance

Coinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Recent Accounting Pronouncements

Effective December 31, 2013, the Company adopted revisions to SSAP No. 35R, Guaranty Fund and Other Assessments – Revised which incorporates subsequent event (Type II) disclosures for entities subject to Section 9010 of the Patient Protection and Affordable Care Act related to assessments payable. The adoption of this revision did not impact the financial position or results of operations of the Company as revisions relate to disclosures only. See Note 13 for further discussion.

Effective January 1, 2013, the Company adopted SSAP No. 92, Accounting for Postretirement Benefits Other Than Pensions, A Replacement of SSAP No. 14 and SSAP No. 102, Accounting for Pensions, A Replacement of SSAP No. 89. This guidance impacts accounting for defined benefit pension plans or other postretirement plans, along with related disclosures. SSAP No. 102 requires recognition of the funded status of the plan based on the projected benefit obligation instead of the accumulated benefit obligation as under SSAP No. 89. In addition, SSAP No. 92

21

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

and SSAP No. 102 require consideration of non-vested participants. The adoption of these standards did not impact the Company’s results of operations, financial position or disclosures as the Company does not sponsor the pension plan and is not directly liable under the plan. See Note 9 for further discussion of the Company’s pension plan and other postretirement plans as sponsored by Aegon.

Effective January 1, 2013, the Company adopted SSAP No. 103, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which adopts with modifications the guidance in Accounting Standards Update (ASU) 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets and supersedes SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The adoption of this standard did not impact the financial position or results of operation of the Company.

Effective January 1, 2013, the Company adopted non-substantive revisions to SSAP No. 36, Troubled Debt Restructuring. These revisions adopt guidance from ASU 2011-02, Receivables – A Creditors’ Determination of Whether a Restructuring is a Troubled Debt Restructuring, which clarifies what constitutes a troubled debt restructuring and adopts with modification troubled debt restructuring disclosures for creditors from ASU 2010-20: Receivables (Topic 310), Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The adoption of this revision did not impact the financial position or results of operations of the Company.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to require disclosure of embedded credit derivatives within a financial instrument that expose the holder to the possibility of making future payments, and adopted guidance from Accounting Standards Update (ASU) 2010-11, Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives, to clarify that seller credit derivative disclosures do not apply to embedded derivative features related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another. The adoption of these revisions had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to move one aspect of the criteria for a hedged forecasted transaction and incorporate it as criteria for a fair value hedge. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 27, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk, Financial Instruments with Concentrations of Credit Risk and Disclosures about Fair Value of Financial Instruments, which clarifies that embedded derivatives, which are not separately recognized as derivatives under statutory accounting, are included in the disclosures of financial instruments with off-balance-sheet risk. The adoption of this revision had no impact to the Company’s results of operations or financial position.

22

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 1, Disclosures of Accounting Policies, Risks and Uncertainties and Other Disclosures. These revisions require reference to the accounting policy and procedure footnote that describes permitted or prescribed practices when an individual note is impacted by such practices. The adoption of this requirement had no impact to the Company’s results of operation or financial position, but did require additional disclosures. See Note 6 Policy and Contract Attributes for further details.

Effective January 1, 2012, the Company adopted revisions to SSAP No. 100, Fair Value Measurements (SSAP No. 100). These revisions require new disclosures of fair value hierarchy and the method used to obtain the fair value measurement, a new footnote that summarizes hierarchy levels by type of financial instrument and gross presentation of purchases, sales, issues and settlements within the reconciliation for fair value measurements categorized within Level 3 of the hierarchy. The adoption of these revisions had no impact to the Company’s results of operations or financial position, but did require additional disclosures. See Note 2 Fair Values of Financial Instruments for further details.

Effective January 1, 2012, the Company began computing current and deferred income taxes in accordance with SSAP No. 101. This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The adoption of this statement resulted in the transfer of $67,503 from Aggregate Write-Ins for Other than Special Surplus Funds to Unassigned Funds and updates to the Company’s income tax disclosures. See Note 5 Income Taxes for further details.

For the year ended December 31, 2011, the Company adopted SSAP No. 10R, Income Taxes –Revised, A Temporary Replacement of SSAP No. 10 (SSAP No. 10R). This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The SSAP temporarily superseded SSAP No. 10, Income Taxes. SSAP No. 10R allowed an entity to elect to admit additional deferred tax assets (DTAs) utilizing a three year loss carryback provision, plus the lesser of a look-forward of three years on gross DTAs expected to be realized or 15% of statutory capital and surplus if the entity’s risk-based capital is above the 250% risk-based capital level where an action level could occur as a result of a trend test utilizing the old SSAP No. 10 provisions to calculate the DTA. Prior to the adoption of SSAP No. 10R, the admitted DTA was calculated by taking into consideration a one year loss carryback and look-forward on gross DTAs that can be expected to be realized and a 10% capital and surplus limit on the admitted amount of the DTA. The Company elected to admit additional deferred tax assets pursuant to SSAP No. 10R and as a result, the cumulative effect of the adoption of this standard was the difference between the calculation of the admitted DTA per SSAP No.10R and the old SSAP No. 10 methodology at December 31, 2011. This change in accounting principle increased surplus by a net amount of $67,503 at December 31, 2011, which has been recorded within the statements of changes in capital and surplus.

Effective December 31, 2011, the Company adopted SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets – Revised. The revisions require the Company to recognize a liability

23

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

equal to the greater of (a) the fair value of the guarantee at its inception, even if the likelihood of payment under the guarantee is remote or (b) the contingent liability amount required to be recognized if it is probable that a liability has been incurred at the financial statement date and the amount of loss can reasonably be determined. While this guidance does not exclude guarantees issued as intercompany transactions or between related parties from the initial liability recognition requirement, there are a couple exceptions. Guarantees made to/or on behalf of a wholly-owned subsidiary and related party guarantees that are considered “unlimited” (for example, in response to a rating agency’s requirement to provide a commitment to support) are exempt from the initial liability recognition. Additional disclosures are also required under this new guidance for all guarantees, whether or not they meet the criteria for initial liability recognition. The adoption of this new accounting principle had no material impact to the Company’s results of operations or financial position, but did require additional disclosures regarding these guarantees.

Effective December 31, 2011, the Company adopted non-substantive revisions to SSAP No. 100, to incorporate the provisions of ASU 2010-06, Improving Disclosures about Fair Value Measurements. This revision required a new disclosure for assets and liabilities for which fair value is not measured and reported in the statement of financial position but is otherwise disclosed. The adoption of these revisions had no impact to the Company’s results of operations or financial position. See Note 2 for further details.

Effective December 31, 2011, the Company adopted non-substantive changes to SSAP No. 32, Investments in Preferred Stock (including investments in preferred stock of subsidiary, controlled, or affiliated entities). The amendment was made to clarify the definition of preferred stock. Under the revised SSAP No. 32, a preferred stock is defined as any class or series of shares the holders of which have any preference, either as to the payment of dividends or distribution of assets on liquidation, over the holder of common stock [as defined in SSAP No. 30, Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities)] issued by an entity. This revised definition had no impact to the Company.

Effective January 1, 2011, the Company adopted SSAP No. 35R, Guaranty Fund and Other Assessments – Revised. This statement modified the conditions required for recognizing a liability for insurance-related assessments and required additional disclosures to be made in the Notes to the Financial Statements. The adoption of this accounting principle had no financial impact to the Company.

Effective January 1, 2011, the Company adopted revisions to certain paragraphs of SSAP No. 43R – Loan-backed and Structured Securities to clarify the accounting for gains and losses between AVR and IMR. The revisions clarify that an AVR/IMR bifurcation analysis should be performed when SSAP No. 43R securities are sold (not just as a result of impairment). These changes were applied on a prospective basis and had no financial impact to the Company upon adoption.

24

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Effective January 1, 2011, the Company adopted revisions to SSAP No. 43R to clarify the definitions of loan-backed and structured securities. The clarified guidance was applied prospectively and had no financial impact to the Company upon adoption.

Effective January 1, 2014, the Company will adopt SSAP No. 105, Working Capital Finance Investments, which allows working capital finance investments to be admitted assets if certain criteria are met. The adoption of this standard had no impact to the financial position or results of operations of the Company.

Effective December 31, 2014 the Company will adopt revisions to SSAP No. 104R, Share-Based Payments, which provides guidance for share-based payments transactions with non-employees. The adoption of this revision is expected to be immaterial to the financial position and results of operations of the Company.

Reclassifications

Certain reclassifications have been made to the 2012 financial statements to conform to the 2013 presentation.

During 2013, the Company changed the presentation of derivative liabilities. As a result of these changes, $1,841 was reclassified between the Other liabilities line and the Derivatives line in the 2012 Balance Sheet to conform to the 2013 presentation.

Correction of Errors

In 2014 after the filing of the Annual Statement, the Company discovered an error in the reporting of an affiliated modified coinsurance transaction resulting in misstatements of the reserve adjustments on reinsurance ceded, commissions and expense allowances on reinsurance ceded, and benefit expenses in the Statement of Operations. The impact of this error on the aforementioned accounts as of December 31, 2011 was an understatement of net income of $7,549 ($4,907 net of tax). This was corrected and is reflected as a correction of an error in the capital and surplus accounts of the 2012 Statement of Changes in Capital and Surplus. The 2012 financial statements have been restated to properly reflect the impact of the error and the 2013 financial statements have been properly stated.

25

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Restatements

The Company identified errors in its prior year audited statutory financial statements related to affiliated reinsurance receivables. The Company has obtained approval from the Ohio Department of Insurance to restate its 2012 statutory financial statements. The following tables show the impact of the restatement.

	Year Ended December 31, 2012
Balance sheet	As Reported	Adjustment	As Restated
Total admitted assets
Net deferred income tax asset	103,071	2,070	105,141
Receivable from parent, subsidiaries and affiliates	—	10,992	10,992

Total admitted assets	$8,600,827	$13,062	$8,613,889

Total liabilities
Payable to parent	15,332	(15,332)	—
Federal income taxes payable	8,738	9,213	17,951

Total liabilities	$8,281,592	$(6,119)	$8,275,473

	Year Ended December 31, 2012
Statement of Operation	As Reported	Adjustment	As Restated
Commissions and expense allowances on reinsurance ceded	(3,415)	(4,655)	(8,070)
Reserve adjustments on reinsurance ceded	(24,697)	11,499	(13,198)
Benefits paid or provided for: Life	70,668	273	70,941
Gain before benefit from income taxes	148,563	6,571	155,134
Expense from income taxes	13,977	6,571	20,548

Net income	$129,995	$—	$129,995

	Year Ended December 31, 2012
Statement of Changes in Capital and Surplus	As Reported	Adjustment	As Restated
Balance at January 1, 2012	$275,198	$—	$275,198
Net income	129,995	—	129,995
Change in nonadmitted assets	(9,919)	2,070	(7,849)
Change in surplus as a result of reinsurance	(33,519)	12,204	(21,315)
Correction of error - reinsurance	—	4,907	4,907

Balance at December 31, 2012	$319,235	$19,181	$338,416

26

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31, 2012
Consolidated Statement of Cash Flows	As Reported	Adjustment	As Restated
Operating activities:
Miscellaneous income received	258,494	19,048	277,542
Benefit and loss related payments	(520,765)	(273)	(521,038)

Net cash provided by (used in) operating activities	$237,321	$18,775	$256,096

Investing activities:

Net cash (used in) provided by investing activities	$(227,854)	$—	$(227,854)

Financing and miscellaneous activities:
Receivable from parent, subsidiaries and affiliates	2,067	(10,992)	(8,925)
Payable to parent, subsidiaries and affiliates	(11,400)	(15,332)	(26,732)
Other cash provided (applied)	2,147	7,549	9,696

Net cash (used in) provided by financing and miscellaneous activities	$4,412	$(18,775)	$(14,363)

2. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

27

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Each month, the Company performs an analysis of the information obtained from indices, third-party services, and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services, or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets

b) Quoted prices for identical or similar assets or liabilities in non-active markets

c) Inputs other than quoted market prices that are observable

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

28

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values. Cash in not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indexes, third party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of level one and level two values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real Estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunctions with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds, were determined primarily by using indexes, third party pricing services and internal models.

Derivative Financial Instruments: The estimated fair values of interest rate swaps, including interest rate and currency swaps, are based on pricing models or formulas using current assumptions.

29

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Policy Loans: The fair value of policy loans is equal to the book value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Receivable from/Payable to Parent, Subsidiaries and Affiliates: The carrying amount of receivable from/payable to affiliates approximates their fair value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values.

Investment Contract Liabilities: The carrying value of the Company’s liabilities for deferred annuities with minimum guaranteed benefits is determined using a stochastic valuation as described in Note 6, which approximates the fair value. For investment contracts without minimum guarantees, fair value is estimated using discounted cash flows. For those liabilities that are short in duration, carrying amount approximates fair value. For investment contracts with no defined maturity, fair value is estimated to be the present surrender value.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are valued in the same manner as general account assets as further described in this note. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees.

The Company accounts for its investments in affiliated common stock using the equity method of accounting; as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

30

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2013 and 2012, respectively:

	December 31 2013
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$106,781	$106,781	$—	$106,781	$—	$—
Bonds	1,481,846	1,448,053	92,402	1,360,214	29,230	—
Mortgage loans on real estate	79,470	77,805	—	—	79,470	—
Other invested assets	500	500	—	500	—	—
Policy loans	442,800	442,800	—	442,800	—	—
Securities lending reinvested collateral	88,261	88,265	—	88,261	—	—
Receivable from parent, subsidiaries and affiliates	19,859	19,859	—	19,859	—	—
Separate account assets	6,969,477	6,969,477	6,969,477	—	—	—
Liabilities
Investment contract liabilities	415,572	408,065	—	3,735	411,837	—
Deposit-type contracts	21,520	21,520	—	21,520	—	—
Equity swaps	4,100	4,100	—	4,100	—	—
Separate account annuity liabilities	3,383,676	3,383,676	—	3,383,676	—	—

	December 31 2012 - restated
	Estimated Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not Practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$182,489	$182,489	$—	$182,489	$—	$—
Bonds	1,205,473	1,116,229	72,215	1,124,699	8,559	—
Common stocks, other than affiliates	117	117	117	—	—	—
Mortgage loans on real estate	52,182	50,714	—	—	52,182	—
Policy loans	411,101	411,101	—	411,101	—	—
Securities lending reinvested collateral	84,804	84,899	—	84,804	—	—
Receivable from parent, subsidiaries and affiliates	10,992	10,992	—	10,992	—	—
Separate account assets	6,477,241	6,477,241	6,477,241	—	—	—
Liabilities
Investment contract liabilities	495,984	493,117	—	9,346	486,638	—
Deposit-type contracts	14,647	14,647	—	14,647	—	—
Interest rate swaps	1,841	1,841	—	1,841	—	—
Separate account annuity liabilities	3,251,991	3,251,991	—	3,251,991	—	—

31

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2013 and 2012:

	2013
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$1,455	$551	$2,006

Total bonds	—	1,455	551	2,006
Cash equivalents and short-term investments
Government	—	3	—	3
Industrial and miscellaneous	—	61,490	—	61,490
Mutual funds	—	45,194	—	45,194
Sweep accounts	—	94	—	94

Total Short-term	—	106,781	—	106,781
Separate account assets	—	—	—	—

Total assets at fair value	$—	$108,236	$551	$108,787

Liabilities:
Derivative liabilities	$—	$4,100	$—	$4,100

Total liabilities at fair value	$—	$4,100	$—	$4,100

	2012
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$1,246	$555	$1,801

Total bonds	—	1,246	555	1,801
Common stock
Industrial and miscellaneous	117	—	—	117

Total common stock	117	—	—	117
Cash equivalents and short-term investments
Government	—	3	—	3
Industrial and miscellaneous	—	134,981	—	134,981
Mutual funds	—	47,260	—	47,260
Sweep accounts	—	245	—	245

Total Short-term	—	182,489	—	182,489
Separate account assets	6,477,241	—	—	6,477,241

Total assets at fair value	$6,477,358	$183,735	$555	$6,661,648

32

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Bonds classified in Level 2 are valued using inputs from third party pricing services or broker quotes. Level 3 measurements for bonds are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data or internal modeling which utilize inputs that are not market observable.

Short-term investments are classified as Level 2 as they are carried at amortized cost, which approximates fair value.

Derivatives classified as Level 2 represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades or external pricing services.

During 2013 and 2012, there were no transfers between Level 1 and 2, respectively.

33

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables summarize the changes in assets and liabilities classified in Level 3 for 2013 and 2012:

	Balance at January 1, 2013	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
Other	$555	$—	$—	$43	$(27)

Total	$555	$—	$—	$43	$(27)

	Issuances	Purchases	Sales	Settlements	Balance at December 31, 2013
Bonds
Other	$—	$—	$—	$20	$551

Total	$—	$—	$—	$20	$551

	Balance at January 1, 2012	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
Other	$559	$—	$—	$51	$(25)

Total	$559	$—	$—	$51	$(25)

	Issuances	Purchases	Sales	Settlements	Balance at December 31, 2012
Bonds
Other	$—	$—	$—	$30	$555

Total	$—	$—	$—	$30	$555

(a)	Recorded as a component of Net Realized Capital Gains/Losses in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains/Losses in the Statements of Changes in Capital and Surplus

The Company’s policy is to recognize transfers in and out of levels as of the beginning of the reporting period.

As indicated in Note 1, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. The Company is exploring the sale of 2 parcels of land adjacent to its home office properties. Therefore, these 2 properties are carried at fair value less cost to sell as of December 31, 2013, which amounts to $6,259. There was no real estate carried at fair value as of December 31, 2012.

34

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Fair value was determined by utilizing an external appraisal following the sales comparison approach. The fair value measurements are classified in Level 3 as the comparable sales and adjustments for the specific attributes of these properties are not market observable inputs.

3. Investments

The carrying amount and estimated fair value of investments in bonds are as follows:

			Gross	Gross
			Unrealized	Unrealized
		Gross	Losses 12	Losses less	Estimated
	Carrying	Unrealized	Months or	Than 12	Fair
	Amount	Gains	More	Months	Value
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$82,813	$1,150	$10	$2,075	$81,878
State, municipal and other government	32,010	759	354	1,246	31,169
Hybrid securities	19,038	2,622	—	—	21,660
Industrial and miscellaneous	936,439	37,152	1,088	15,148	957,355
Mortgage and other asset-backed securities	377,753	17,489	1,079	4,379	389,784

	$1,448,053	$59,172	$2,531	$22,848	$1,481,846

			Gross	Gross
			Unrealized	Unrealized
		Gross	Losses 12	Losses less	Estimated
	Carrying	Unrealized	Months or	Than 12	Fair
	Amount	Gains	More	Months	Value
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$52,940	$5,702	$—	$—	$58,642
State, municipal and other government	27,378	3,421	50	—	30,749
Hybrid securities	19,055	864	1,238	—	18,681
Industrial and miscellaneous	720,424	68,173	24	1,072	787,501
Mortgage and other asset-backed securities	296,432	19,586	6,083	35	309,900

	$1,116,229	$97,746	$7,395	$1,107	$1,205,473

At December 31, 2013 and 2012, respectively, for bonds that have been in a continuous loss position for greater than or equal to twelve months, the Company held 26 and 21 securities with a carrying amount of $49,119 and $51,454 and an unrealized loss of $2,531 and $7,394 with an

35

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

average price of 94.9 and 85.6 (fair value/amortized cost). Of this portfolio, 82.2% and 72.4% were investment grade with associated unrealized losses of $1,394 and $5,266, respectively.

At December 31, 2013 and 2012, respectively, for bonds that have been in a continuous loss position for less than twelve months, the Company held 178 and 17 securities with a carrying amount of $609,765 and $61,424 and an unrealized loss of $22,848 and $1,107 with an average price of 96.3 and 98.2 (fair value/amortized cost). Of this portfolio, 98.0% and 88.5% were investment grade with associated unrealized losses of $21,926 and $788, respectively.

The estimated fair value of bonds and common stocks with gross unrealized losses at December 31, 2013 and 2012 are as follows:

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$540	$64,656	$65,196
State, municipal and other government	1,814	14,149	15,963
Industrial and miscellaneous	27,904	380,486	408,390
Mortgage and other asset-backed securities	16,330	127,625	143,955

	$46,588	$586,916	$633,504

	Losses 12	Losses Less
	Months or	Than 12
	More	Months	Total
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$—	$550	$550
State, municipal and other government	2,120	—	2,120
Hybrid securities	8,250	—	8,250
Industrial and miscellaneous	641	57,229	57,870
Mortgage and other asset-backed securities	33,049	2,539	35,588

	44,060	60,318	104,378
Unaffiliated common stocks	—	116	116

	$44,060	$60,434	$104,494

36

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The carrying amount and estimated fair value of bonds at December 31, 2013, by contractual maturity, is shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepay penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$25,979	$26,476
Due after one year through five years	294,870	311,620
Due after five years through ten years	507,668	510,003
Due after ten years	241,783	243,963

	$1,070,300	$1,092,062
Mortgage and other asset-backed securities	377,753	389,784

	$1,448,053	$1,481,846

For impairment policies related to non-structured and structured securities, refer to Note 1 under Investments.

There were no loan-backed securities with a recognized other-than-temporary impairment (OTTI) due to intent to sell or lack of intent and ability to hold during the years ended December 31, 2013 or 2011. The following table provides the aggregate totals for loan-backed securities with a recognized OTTI due to intent to sell or lack of intent and ability to hold, in which the security is written down to fair value during the year ended December 31, 2012.

	Amortized
	Cost Basis	OTTI Recognized in Loss
	Before OTTI	Interest	Non-interest	Fair Value
Year Ended December 31, 2012
OTTI recognized 4th Quarter:
Inability or lack of intent to retain the investment in the security for a period of time sufficient to recover the amortized cost basis	$8,122	$—	$117	$8,005

Total 4th Quarter OTTI on loan-backed securities	8,122	—	117	8,005

Aggregate total	$8,122	$—	$117	$8,005

37

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide the aggregate totals for loan-backed securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield.

	Amortized Cost
	before Current		Amortized Cost
	Period OTTI	Recognized OTTI	After OTTI	Fair Value
Year ended December 31, 2013
1st quarter present value of cash flows expected to be less than the amortized cost basis	$4,934	$244	$4,690	$930
2nd quarter present value of cash flows expected to be less than the amortized cost basis	3,857	64	3,793	403
3rd quarter present value of cash flows expected to be less than the amortized cost basis	6,137	505	5,632	1,815
4th quarter present value of cash flows expected to be less than the amortized cost basis	2,378	104	2,274	2,135

Aggregate total	$17,306	$917	$16,389	$5,283

	Amortized Cost
	before Current		Amortized Cost
	Period OTTI	Recognized OTTI	After OTTI	Fair Value
Year ended December 31, 2012
1st quarter present value of cash flows expected to be less than the amortized cost basis	$1,582	$10	$1,572	$926
2nd quarter present value of cash flows expected to be less than the amortized cost basis	6,924	56	6,868	2,062
3rd quarter present value of cash flows expected to be less than the amortized cost basis	31	1	30	18
4th quarter present value of cash flows expected to be less than the amortized cost basis	14,707	317	14,390	9,570

Aggregate total	$23,244	$384	$22,860	$12,576

38

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2011
1st quarter present value of cash flows expected to be less than the amortized cost basis	$1,000	$24	$976	$529
2nd quarter present value of cash flows expected to be less than the amortized cost basis	2,733	80	2,653	1,548
3rd quarter present value of cash flows expected to be less than the amortized cost basis	2,604	25	2,579	1,377
4th quarter present value of cash flows expected to be less than the amortized cost basis	3,821	108	3,713	2,307

Aggregate total	$10,158	$237	$9,921	$5,761

The following loan-backed and structured securities were held at December 31, 2013, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
35729PPC8	$4,000	$3,869	$131	$3,869	$703	1Q 2013
759950FJ2	934	822	112	822	227	1Q 2013
35729PPC8	3,857	3,793	64	3,793	403	2Q 2013
35729PPC8	3,783	3,598	185	3,598	355	3Q 2013
759950FJ2	818	652	166	652	255	3Q 2013
12668WAC1	813	785	28	785	727	4Q 2013
759950FJ2	201	190	11	190	207	4Q 2013

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months
Year Ended December 31, 2013
The aggregate amount of unrealized losses	$1,974	$4,389
The aggregate related fair value of securities with unrealized losses	18,285	127,677

39

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Losses 12 Months or More	Losses Less Than 12 Months
Year Ended December 31, 2012
The aggregate amount of unrealized losses	$11,568	$35
The aggregate related fair value of securities with unrealized losses	34,850	4,056

Detail of net investment income is presented below:

	Year Ended December 31
	2013	2012	2011
Income:
Bonds	$55,638	$47,292	$41,739
Common stocks	15,510	13,925	18,667
Mortgage loans on real estate	2,542	2,091	1,502
Real estate	4,520	4,409	4,571
Policy loans	22,562	21,841	21,751
Cash, cash equivalents and short-term investments	213	314	386
Derivatives	23	—	(516)
Other invested assets	(764)	(684)	(1,287)
Other	1,250	1,130	515

Gross investment income	101,494	90,318	87,328
Less investment expenses	9,004	8,589	7,297

Net investment income	$92,490	$81,729	$80,031

Proceeds from sales and other disposals (excluding maturities) of bonds and preferred stock and related gross realized capital gains and losses were as follows:

	Year Ended December 31
	2013	2012	2011
Proceeds	$312,963	$324,065	$258,853

Gross realized gains	$3,042	$6,484	$3,231
Gross realized losses	(6,545)	(1,347)	(2,031)

Net realized capital gains (losses)	$(3,503)	$5,137	$1,200

The Company had gross realized losses for the years ended December 31, 2013, 2012, and 2011 of $923, $417 and $311, respectively, which relate to losses recognized on other-than-temporary declines in fair values of bonds.

40

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Net realized capital gains (losses) on investments are summarized below:

	Realized
	Year Ended December 31
	2013	2012	2011
Bonds	$(4,426)	$4,720	$889
Common stocks	—	1	—
Mortgage loans	—	252	237
Real estate	(830)	—	—
Cash, cash equivalents and short-term investments	—	—	5
Derivatives	13,326	(4,550)	(13,204)
Other	(33)	(170)	—

	8,037	253	(12,073)
Federal income tax effect	968	(1,153)	402
Transfer to interest maintenance reserve	2,098	(3,691)	(760)

Net realized capital gains (losses) on investments	$11,103	$(4,591)	$(12,431)

The Company did not have any recorded investments in restructured securities at December 31, 2013 and 2011. At December 31, 2012, the Company had recorded investments in restructured securities of $118. The capital gain taken as a direct result of restructures in 2012 was $34. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

The changes in net unrealized capital gains and losses on investments were as follows:

	Change in Unrealized
	Year Ended December 31
	2013	2012	2011
Bonds	$4,581	$765	$(999)
Common stocks	1	(1)	(3,237)
Affiliated entities	2,679	342	—
Derivatives	(2,259)	(1,330)	461
Other invested assets	—	222	(206)

Change in unrealized capital gains (losses)	5,002	(2)	(3,981)
Taxes on unrealized capital gains/losses	—	120	261

Change in unrealized capital gains (losses), net of tax	$5,002	$118	$(3,720)

41

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The credit quality of mortgage loans by type of property for the year ended December 31, 2013 were as follows:

	Commercial	Total
AAA - AA	$26,358	$26,358
A	51,447	51,447

	$77,805	$77,805

The credit quality for commercial mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2013, the Company issued mortgage loans with a maximum interest rate of 3.80% and a minimum interest rate of 3.60% for commercial loans. During 2012, the Company issued mortgage loans with a maximum interest rate of 3.75% and a minimum interest rate of 3.70% for commercial loans. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the years ending December 31, 2013 and 2012 at the time of origination was 64% and 70%, respectively. During 2013 and 2012, no loans were transferred from affiliated entities.

42

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide the age analysis of mortgage loans aggregated by type:

		Residential		Commercial
December 31, 2013	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$—	$—	$—	$—	$77,805	$—	$77,805
(b) 30-59 Days Past Due	—	—	—	—	—	—	—
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

		Residential		Commercial
December 31, 2012	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$—	$—	$—	$—	$50,714	$—	$50,714
(b) 30-59 Days Past Due	—	—	—	—	—	—	-
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	—	—	—	—	—

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company did not recognize any interest income on impaired loans for the years ended December 31, 2013, 2012 or 2011. The Company did not recognize any interest income on a cash basis for the years ended December 31, 2013, 2012 or 2011.

During 2013, 2012 and 2011, no mortgage loans were foreclosed and transferred to real estate. At December 31, 2013 and 2012, the Company held a mortgage loan loss reserve in the AVR of $759 and $482, respectively.

43

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution			Property Type Distribution
	December 31			December 31
	2013	2012		2013	2012
South Atlantic	57%	39%	Retail	46%	74%
W. South Central	15	11	Other	34	2
Pacific	12	24	Office	20	24
Middle Atlantic	7	11
W. North Central	6	10
Mountain	3	5

At December 31, 2013, the Company had ownership interest in five LIHTC investments. The remaining years of unexpired tax credits ranged from two to eight and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from two to thirteen years. There are no contingent equity commitments expected to be paid in the future. There were no impairment losses, write-downs or reclassifications during 2013 related to these credits.

At December 31, 2012, the Company had ownership interest in five LIHTC investments. The remaining years of unexpired tax credits ranged from three to nine and the properties were not subject to regulatory review. The length of time remaining for holding periods ranged from three to fourteen years. There were no contingent equity commitments expected to be paid in the future. There were no impairment losses, write-downs or reclassifications during 2012 related to these credits.

The following tables provide the carrying value of state transferable tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2013 and 2012:

		December 31, 2013
Description of State Transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$160	$489

Total		$160	$489

		December 31, 2012
Description of State Transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$426	$755

Total		$426	$755

*	The unused amount reflects credits that the Company deems will be realizable in the period from 2014 to 2015.

The Company had no non-transferable state tax credits.

44

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits.

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, the Company is required to post assets instead. At December 31, 2013 and 2012, the Company does not have any contracts, aggregated at a counterparty level, with a positive fair value. At December 31, 2013 and 2012, the fair value of all contracts, aggregated at a counterparty level, with a negative fair value amount to $4,100 and $1,841, respectively.

At December 31, 2013 and 2012, respectively, the Company has recorded $(4,100) and $(1,841) for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized loss.

The Company did not recognize any unrealized gains or losses during 2013 or 2012 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

At December 31, 2013 and 2012, respectively, the Company had outstanding receive fixed - pay fixed swaps with a notional amount of $690 and $8.

At December 31, 2013 and 2012, respectively, the Company had outstanding receive fixed - pay floating swaps with a notional amount of $14,368 and $0.

The Company recognized net realized gain (losses) from swaps in the amount of $(3,558), $(3,791) and $0 for the years ended December 31, 2013, 2012, and 2011, respectively.

Under exchange traded futures and options, the Company agrees to purchase a specified number of contracts from other parties and to post a variation margin on a daily basis in an amount equal to the difference in the daily fair values of those contracts. The parties with whom the Company enters into exchange traded futures and options are regulated futures commissions merchants who are members of a trading exchange. The Company recognized net realized gains (losses) from futures contracts in the amount of $16,914, $758 and $13,203 for the years ended December 31, 2013, 2012 and 2011, respectively.

45

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Open futures contracts at December 31, 2013 and 2012 are as follows:

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2013
		DJ EURO STOXX
Long	967	March 2014 Futures	$28,040	$30,054
		HANG SENG IDX
Long	140	January 2014 Futures	162,918	163,331
		S&P 500
Long	306	March 2014 Futures	134,506	140,844
		S&P 500
Short	135	March 2014 Futures	59,917	62,137

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2012
		DJ EURO STOXX
Long	529	March 2013 Futures	$18,310	$18,290
		HANG SENG IDX
Long	60	January 2013 Futures	8,751	8,779
		S&P 500
Long	44	March 2013 Futures	15,070	15,621

46

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables show the pledged or restricted assets as of December 31, 2013 and 2012, respectively:

	Gross Restricted Current Year
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	$—	$—
b. Collateral held under security lending agreements	88,184	—	—	—	88,184
c. Subject to repurchase agreements	—	—	—	—	—
d. Subject to reverse repurchase agreements	—	—	—	—	—
e. Subject to dollar repurchase agreements	26,475	—	—	—	26,475
f. Subject to dollar reverse repurchase agreements	—	—	—	—	—
g. Placed under option contracts	—	—	—	—	—
h. Letter stock or securities restricted as to sale	—	—	—	—	—
i. On deposit with state(s)	3,526	—	—	—	3,526
j. On deposit with other regulatory bodies	—	—	—	—	—
k. Pledged as collateral not captured in other categories	18,694	—	—	—	18,694
l. Other restricted assets	—	—	—	—	—

m. Total Restricted Assets	$136,879	$—	$—	$—	$136,879

47

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Gross Restricted			Percentage
Restricted Asset Category	Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	0.00%	0.00%
b. Collateral held under security lending agreements	84,932	3,252	88,184	0.94	0.94
c. Subject to repurchase agreements	—	—	—	0.00	0.00
d. Subject to reverse repurchase agreements	—	—	—	0.00	0.00
e. Subject to dollar repurchase agreements	25,986	489	26,475	0.28	0.28
f. Subject to dollar reverse repurchase agreements	—	—	—	0.00	0.00
g. Placed under option contracts	—	—	—	0.00	0.00
h. Letter stock or securities restricted as to sale	—	—	—	0.00	0.00
i. On deposit with state(s)	3,567	(41)	3,526	0.04	0.04
j. On deposit with other regulatory bodies	—	—	—	0.00	0.00
k. Pledged as collateral not captured in other categories	14,125	4,569	18,694	0.20	0.20
l. Other restricted assets	—	—	—	0.00	0.00

m. Total Restricted Assets	$128,610	$8,269	$136,879	1.46%	1.46%

Assets pledged as collateral not captured in other categories includes invested assets with a carrying value of $18,694 and $14,125, respectively, in conjunction with derivative transactions as of December 31, 2013 and 2012, respectively.

4. Reinsurance

The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and

48

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

this would become an actual liability in the event that the assuming insurance company became unable to meet its obligations under the reinsurance treaty.

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2013	2012	2011
Direct premiums	$729,989	$684,163	$670,285
Reinsurance assumed - affiliated	—	—	763
Reinsurance ceded - affiliated	(139,956)	(149,569)	(143,983)
Reinsurance ceded - non-affiliated	(48,942)	(49,886)	(46,466)

Net premiums earned	$541,091	$484,708	$480,599

The Company received reinsurance recoveries in the amount of $126,271, $137,800 (restated) and $129,708 during 2013, 2012 and 2011, respectively. At December 31, 2013 and 2012, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $16,802 and $18,533, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2013 and 2012 of $491,148 and $631,262, respectively. As of December 31, 2013 and 2012, the amount of reserve credits for reinsurance ceded that represented unauthorized affiliated companies were $433,483 and $571,479, respectively.

The Company would experience no reduction in surplus at December 31, 2013 if all reinsurance agreements were cancelled.

On July 1, 2013, the Company recaptured certain treaties from a non-affiliate, for which net consideration received was $1,174, life and claim reserves recaptured were $3,296, premiums recaptured were $2,004, and claims recaptured were $956, resulting in a pre-tax loss of $1,081, which was included in the Statement of Operations.

On April 26, 2011, Aegon N.V announced the divestiture of its life reinsurance operations, Transamerica Reinsurance to SCOR SE, a Societas Europaea organized under the laws of France (SCOR), which was effective August 9, 2011.

The life reinsurance business conducted by Transamerica Reinsurance was written through several of Aegon N.V.’s U.S. and international affiliates, all of which remain Aegon N.V. affiliates following the closing, except for Transamerica International Reinsurance Ireland, Limited, an Irish reinsurance company (TIRI). In preparation of the divestiture of the life reinsurance business to SCOR, during the second quarter of 2011, the Company, as well as other affiliated life insurance companies, recaptured certain business that had been reinsured to TIRI, subsequently ceding the majority of the business recaptured to Transamerica International Re

49

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

(Bermuda) Ltd. (TIRe), an affiliate. As a result of these transactions, the net impact to the Company was a pre-tax loss of $94,262, which was included in the statement of operations, and a net of tax gain of $63,421 which has been credited directly to unassigned surplus. Additional information surrounding these transactions is outlined below.

Effective April 1, 2011, the Company recaptured the traditional life business that was previously reinsured on a coinsurance funds withheld basis to TIRI, and subsequently reinsured this business to TIRe. The Company paid recapture consideration of $29,300 and released the associated funds withheld liability of $22,729 associated with the recapture, and received an initial ceding commission of $27,400 and established a funds withheld liability of $23,061 on the new cession to TIRe. Life, claim reserves and other assets associated with this block that were exchanged were $86,197, $9,563 and $2,344, respectively. The Company released into income a previously deferred unamortized gain resulting from the original cession of this business to TIRI in the amount of $175 ($120 net of tax) resulting in a pre-tax loss of $99,812 on the recapture which was included in the statement of operations as of December 31, 2011. The cession to TIRe resulted in a net of tax gain of $63,541, which was credited directly to unassigned surplus at December 31, 2011.

Effective April 1, 2011, TIRI, recaptured the BOLI/COLI catastrophic mortality risk that had previously been retro-ceded to the Company. The Company released life and claim reserves of $5,507 and $43, respectively, with no consideration exchanged, resulting in a pre-tax gain of $5,550 which was included in the statement of operations at December 31, 2011.

During 2013, 2012 and 2011, the Company amortized deferred gains from reinsurance transactions occurring prior to 2011 of $15,661, $21,315 (restated) and $21,792, respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Letters of credit held for all unauthorized reinsurers as of December 31, 2013, 2012 and 2011 were $196,300, $179,100 and $273,000, respectively.

50

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

5. Income Taxes

The net deferred income tax asset at December 31, 2013 and 2012 and the change from the prior year are comprised of the following components:

	December 31, 2013
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$188,007	$5,014	$193,021
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	188,007	5,014	193,021
Deferred Tax Assets Nonadmitted	98,096	—	98,096

Subtotal (Net Deferred Tax Assets)	89,911	5,014	94,925
Deferred Tax Liabilities	6,726	1,814	8,540

Net Admitted Deferred Tax Assets	$83,185	$3,200	$86,385

	December 31, 2012 – restated
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$204,072	$5,477	$209,549
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	204,072	5,477	209,549
Deferred Tax Assets Nonadmitted	94,756	225	94,981

Subtotal (Net Deferred Tax Assets)	109,316	5,252	114,568
Deferred Tax Liabilities	8,074	1,353	9,427

Net Admitted Deferred Tax Assets	$101,242	$3,899	$105,141

	Ordinary	Change Capital	Total
Gross Deferred Tax Assets	$(16,065)	$(463)	$(16,528)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	(16,065)	(463)	(16,528)
Deferred Tax Assets Nonadmitted	3,340	(225)	3,115

Subtotal (Net Deferred Tax Assets)	(19,405)	(238)	(19,643)
Deferred Tax Liabilities	(1,348)	461	(887)

Net Admitted Deferred Tax Assets	$(18,057)	$(699)	$(18,756)

51

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2013	2012	Change
		Restated
Ordinary
Policyholder reserves	$87,923	$105,158	(17,235)
Investments	1,436	644	792
Deferred acquisition costs	83,907	85,238	(1,331)
Compensation and benefits accrual	458	470	(12)
Receivables - nonadmitted	13,607	10,866	2,741
Corporate Provision	—	350	(350)
Other (including items <5% of ordinary tax assets)	676	1,346	(670)

Subtotal	188,007	204,072	(16,065)
Nonadmitted	98,096	94,756	3,340

Admitted ordinary deferred tax assets	89,911	109,316	(19,405)
Capital:
Investments	5,014	5,477	(463)
Other (including items <5% of total total capital tax assets)	—	—	—

Subtotal	5,014	5,477	(463)
Nonadmitted	—	225	(225)

Admitted capital deferred tax assets	5,014	5,252	(238)

Admitted deferred tax assets	$94,925	$114,568	$(19,643)

	Year Ended December 31
	2013	2012	Change
		Restated
Deferred Tax Liabilities:
Ordinary
Investments	$27	$295	$(268)
§807(f) adjustment	6,075	7,769	(1,694)
Other (including items <5% of total ordinary tax liabilities)	291	10	281

Subtotal	6,393	8,074	(1,681)
Capital
Investments	2,147	1,353	794
Other (including items <5% of total capital tax liabilities)	—	—	—

Subtotal	2,147	1,353	794

Deferred tax liabilities	8,540	9,427	(887)

Net deferred tax assets/liabilities	$86,385	$105,141	$(18,756)

The Company did not record a valuation allowance for deferred tax assets as of December 31, 2013 and 2012.

52

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As discussed in Note 1, for the years ended December 31, 2013 and 2012 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

	December 31, 2013
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$59,186	$568	$59,754
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	23,999	2,632	26,631
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	23,999	2,632	26,631
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	43,246
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2( a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	6,726	1,814	8,540

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$89,911	$5,014	$94,925

	December 31, 2012 - restated
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$78,322	$1,538	$79,860
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	22,921	2,360	25,281
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	22,921	2,360	25,281
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	32,425
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2( a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	8,074	1,353	9,427

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$109,317	$5,251	$114,568

53

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$(19,136)	$(970)	$(20,106)
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	1,078	272	1,350
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	1,078	272	1,350
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	10,821
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	(1,348)	461	(887)

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$(19,406)	$(237)	$(19,643)

	December 31
	2013	2012	Change
		Restated
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	660%	629%	31%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 above	$319,063	$233,275	$85,788

54

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The impact of tax planning strategies at December 31, 2013 and 2012 was as follows:

	December 31, 2013
	Ordinary	Capital
	Percent	Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$188,007	$5,014	$193,021
(% of Total Adjusted Gross DTAs)	0%	89%	2%

Net Admitted Adjusted Gross DTAs	$89,911	$5,014	$94,925
(% of Total Net Admitted Adjusted Gross DTAs)	0%	52%	3%

	December 31, 2012 - restated
	Ordinary	Capital
	Percent	Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$204,072	$5,477	$209,549
(% of Total Adjusted Gross DTAs)	0%	72%	2%

Net Admitted Adjusted Gross DTAs	$109,317	$5,251	$114,568
(% of Total Net Admitted Adjusted Gross DTAs)	0%	38%	2%

		Change
	Ordinary	Capital
	Percent	Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$(16,065)	$(463)	$(16,528)
(% of Total Adjusted Gross DTAs)	0%	17%	0%

Net Admitted Adjusted Gross DTAs	$(19,406)	$(237)	$(19,643)
(% of Total Net Admitted Adjusted Gross DTAs)	0%	14%	1%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

55

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2013	2012	Change
		Restated
Current Income Tax
Federal	$25,592	$20,548	$5,044
Foreign	—	—	—

Subtotal	25,592	20,548	5,044

Federal income tax on net capital gains	(968)	1,153	(2,121)
Utilization of capital loss carry-forwards	—	—	—
Other	—	—	—

Federal and foreign income taxes incurred	$24,624	$21,701	$2,923

	Year Ended December 31
	2012	2011	Change
	Restated
Current Income Tax
Federal	$20,548	$9,379	$11,169
Foreign	—	—	—

Subtotal	20,548	9,379	11,169

Federal income tax on net capital gains	1,153	(402)	1,555
Utilization of capital loss carry-forwards	—	—	—
Other	—	—	—

Federal and foreign income taxes incurred	$21,701	$8,977	$12,724

56

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before tax as follows:

	Year Ended December 31
	2013	2012	2011
		Restated
Current income taxes incurred	$24,624	$21,701	$8,977
Change in deferred income taxes (without tax on unrealized gains and losses)	14,829	12,437	(18,337)

Total income tax reported	$39,453	$34,138	$(9,360)

Income before taxes	$182,335	$155,387	$(2,209)
	35.00%	35.00%	35.00%

Expected income tax expense (benefit) at 35% statutory rate	$63,817	$54,385	$(773)
Increase (decrease) in actual tax reported resulting from:
Dividends received deduction	(13,794)	(9,949)	(13,603)
Tax credits	(499)	(847)	(1,817)
Tax-exempt Income	(11)	—	—
Tax adjustment for IMR	(269)	(531)	(464)
Surplus adjustment for in-force ceded	(5,481)	(7,460)	14,570
Nondeductible expenses	7	9	53
Deferred tax benefit on other items in surplus	(2,725)	(258)	(5,245)
Provision to return	(583)	(569)	(498)
Life-owned life insurance	(809)	(808)	(798)
Dividends from certain foreign corporations	124	179	165
Prior period adjustment	—	—	(810)
Other	(324)	(13)	(140)

Total income tax reported	$39,453	$34,138	$(9,360)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its indirect parent company, Transamerica Corporation, and other affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not yet been filed for 2013.

57

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As of December 31, 2013 and 2012, the Company had no operating loss, capital loss or tax credit carryforwards available for tax purposes.

The Company incurred income taxes during 2013, 2012 and 2011 of $25,819, $23,920 (restated) and $10,171, respectively, which will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2013 and 2012 is $398 and $635, respectively. The total amount of tax contingencies that, if recognized, would affect the effective income tax rate is $398. The Company classifies interest and penalties related to income taxes as income tax expense. The Company’s interest expense related to income taxes for the years ending December 31, 2013, 2012 and 2011 is $17, $34 and $107, respectively. The total interest payable balance as of December 31, 2013 and 2012 is $16 and $43, respectively. The Company recorded no liability for penalties. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2006 have been completed and resulted in tax return adjustments that are currently undergoing final calculation at appeal. The examination for the years 2007 through 2008 has been completed and resulted in tax return adjustments that are currently being appealed. An examination is already in progress for the years 2009 and 2010. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

58

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

6. Policy and Contract Attributes

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31, 2013
	General Account	Separate Account Non-Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$6,430	$—	$6,430	0%
At book value less surrender charge of 5% or more	17,134	—	17,134	0
At fair value	10,146	3,383,580	3,393,727	85

Total with adjustment or at fair value	33,710	3,383,580	3,417,291	85
At book value without adjustment (minimal or no charge or adjustment)	338,449	—	338,449	9
Not subject to discretionary withdrawal	224,984	24,398	249,381	6

Total annuity reserves and deposit liabilities	597,143	3,407,978	4,005,121	100%

Less reinsurance ceded	176,169	—	176,169

Net annuity reserves and deposit liabilities	$420,974	$3,407,978	$3,828,952

59

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31, 2012
	General Account	Separate Account Non-Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$12,653	$—	$12,653	0%
At book value less surrender charge of 5% or more	23,271	—	23,271	1
At fair value	10,303	3,251,952	3,262,255	79

Total with adjustment or at fair value	46,226	3,251,952	3,298,179	80
At book value without adjustment (minimal or no charge or adjustment)	356,324	—	356,324	9
Not subject to discretionary withdrawal	460,643	17,530	478,173	11

Total annuity reserves and deposit liabilities	863,193	3,269,482	4,132,676	100%

Less reinsurance ceded	359,372	—	359,372

Net annuity reserves and deposit liabilities	$503,822	$3,269,482	$3,773,304

Information regarding the separate accounts of the Company is as follows:

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2013	$—	$—	$—	$282,851	$282,851

Reserves for accounts with assets at fair value at December 31, 2013	$—	$—	$—	$6,751,640	$6,751,640

Reserves for separate accounts by withdrawal characteristics as of December 31, 2013:
Subject to discretionary withdrawal:	$—	$—	$—	$—	$—
With fair value adjustment	—	—	—	—	—
At book value without fair value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	6,727,242	6,727,242
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	6,727,242	6,727,242
Not subject to discretionary withdrawal	—	—	—	24,398	24,398

Total separate account liabilities at December 31, 2013	$—	$—	$—	$6,751,640	$6,751,640

60

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2012	$—	$—	$—	$305,221	$305,221

Reserves for accounts with assets at fair value at December 31, 2012	$—	$—	$—	$6,184,833	$6,184,833

Reserves for separate accounts by withdrawal characteristics as of December 31, 2012:
Subject to discretionary withdrawal:	$—	$—	$—	$—	$—
With fair value adjustment	—	—	—	—	—
At book value without fair value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	6,167,303	6,167,303
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	6,167,303	6,167,303
Not subject to discretionary withdrawal	—	—	—	17,530	17,530

Total separate account liabilities at December 31, 2012	$—	$—	$—	$6,184,833	$6,184,833

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonindexed Guaranteed More Than 4%	Nonguaranteed Separate Accounts	Total
Premiums, deposits and other considerations for the year ended December 31, 2011	$—	$—	$—	$349,011	$349,011

Reserves for accounts with assets at fair value at December 31, 2011	$—	$—	$—	$6,130,295	$6,130,295

Reserves for separate accounts by withdrawal characteristics as of December 31, 2011:
Subject to discretionary withdrawal:	$—	$—	$—	$—	$—
With fair value adjustment	—	—	—	—	—
At book value without fair value adjustment and with current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	6,119,486	6,119,486
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—	—

Subtotal	—	—	—	6,119,486	6,119,486
Not subject to discretionary withdrawal	—	—	—	10,809	10,809

Total separate account liabilities at December 31, 2011	$—	$—	$—	$6,130,295	$6,130,295

61

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2013	2012	2011
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$282,994	$305,223	$349,322
Transfers from separate accounts	733,373	619,557	604,330

Net transfers from separate accounts	(450,379)	(314,334)	(255,008)
Miscellaneous reconciling adjustments	169,572	206,848	192,445

Net transfers as reported in the statement of operations of the Company	$(280,807)	$(107,485)	$(62,563)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2013 and 2012, the Company’s separate account statement included legally insulated assets of $6,969,476 and $6,477,236, respectively. The assets legally insulated from general account claims at December 31, 2013 and 2012 are attributed to the following products:

Product	2013	2012
Variable annuities	$3,418,039	$3,285,825
Variable universal life	433,847	502,202
WRL asset accumulator	13,874	19,390
Variable life	3,103,717	2,669,818

Total separate account assets	$6,969,477	$6,477,236

The Company does not participate in securities lending transactions within the separate account.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Actuarial Guideline XLIII (AG 43), which replaces Actuarial Guidelines 34 and 39. AG 43 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The AG 43 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate reserve for contracts falling within the scope of AG 43 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

62

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on Company experience. The SSA was determined using the assumptions and methodology prescribed in AG 43 for determining the SSA.

At December 31, 2013 and 2012, the Company had variable and separate account annuities with minimum guaranteed benefits as follows:

Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
December 31, 2013
Minimum guaranteed death benefit	$1,972,229	$43,201	$32,994
Minimum guaranteed income benefit	911,702	151,267	140,999
Minimum guaranteed withdrawal benefit	743,795	121	—
December 31, 2012
Minimum guaranteed death benefit	$1,944,966	$115,540	$72,996
Minimum guaranteed income benefit	888,320	335,636	296,170
Minimum guaranteed withdrawal benefit	493,265	1,294	—

The Company offers variable and separate account annuities with minimum guaranteed benefits. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. As of December 31, 2013 and 2012, the general account of the Company had a maximum guarantee for separate account liabilities of $397,079 and $560,717, respectively. To compensate the general account for the risk taken, the separate account paid risk charges of $9,769, $10,487 and $11,446 to the general account in 2013, 2012 and 2011, respectively. During the years ended December 31, 2013, 2012 and 2011, the general account of the Company had paid $11,952, $12,243 and $12,975, respectively, toward separate account guarantees.

63

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policies’ paid-through date to the policy’s next anniversary date. At December 31, 2013 and 2012, the gross premium and loading amounts related to these assets (which are reported as premiums deferred and uncollected), are as follows:

	Gross	Loading	Net
December 31, 2013
Ordinary direct renewal business	$—	$—	$—
Ordinary new business	1,739	1,026	2,765

	$1,739	$1,026	$2,765

December 31, 2012
Ordinary direct renewal business	$1,631	$1,103	$2,734
Ordinary new business	1	—	1

	$1,631	$1,103	$2,735

At December 31, 2013 and 2012, the Company had insurance in force aggregating $2,281,861 and $3,228,205, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Ohio Department of Insurance. The Company established policy reserves of $17,449 and $22,152 to cover these deficiencies at December 31, 2013 and 2012, respectively.

7. Capital and Surplus

The Company is subject to limitations, imposed by the Ohio Department of Insurance, on the payment of dividends to its stockholders. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of Company’s statutory surplus as of the preceding December 31, or (b) net income for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2014, without the prior approval of insurance regulatory authorities, is $159,809.

On December 23, 2013, the Company paid common stock dividends of $50,000 to its parent company, Aegon. The Company received dividends of $13,090 and $2,420, from its subsidiaries, Transamerica Asset Management, Inc., and Transamerica Fund Services, Inc, respectively, during 2013.

On December 21, 2012, the Company paid common stock dividends of $27,000 to its parent company, Aegon. The Company received dividends of $11,550, $2,200 and $175, from its subsidiaries, Transamerica Asset Management, Inc., Transamerica Fund Services, Inc, and Intersecurities Insurance Agency, Inc., respectively, during 2012.

64

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

On May 16, 2011, the Company paid common stock dividends of $250,000 to its parent company, Aegon. The amount consisted of $23,100 ordinary cash dividend and $226,900 extraordinary cash dividend. The Company received dividends of $11,165 and $7,502 from its subsidiaries, Transamerica Asset Management, Inc. and Transamerica Fund Services, Inc., respectively, during 2011. The Company made a capital contribution of $597 to Transamerica Asset Management, Inc. during 2011.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2013, the Company meets the minimum RBC requirements.

8. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned government/other domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government/other domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2013 and 2012, respectively, securities in the amount of $85,026 and $81,764 were on loan under securities lending agreements. The collateral the Company received from securities lending was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral had a fair value of $88,261 and $84,804 at December 31, 2013 and 2012, respectively.

The contractual maturities of the securities lending collateral positions are as follows:

Fair Value
Open	$88,184
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Sub-Total	88,184
Securities received	—

Total collateral received	$88,184

65

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

The maturity dates of the reinvested securities lending collateral are as follows:

	Amortized Cost	Fair Value
Open	$5,395	$5,395
30 days or less	41,077	41,073
31 to 60 days	24,260	24,260
61 to 90 days	12,634	12,634
91 to 120 days	901	901
121 to 180 days	3,998	3,998
181 to 365 days	—	—
1 to 2 years	—	—
2-3 years	—	—
Greater than 3 years	—	—

Total	88,265	88,261
Securities received	—	—

Total collateral reinvested	$88,265	$88,261

For securities lending, the Company’s sources of cash that it uses to return the cash collateral are dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $88,267 (fair value of $88,261) that are currently tradable securities that could be sold and used to pay for the $88,184 in collateral calls that could come due under a worst-case scenario.

9. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit plan sponsored by Aegon. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from Aegon. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits and based upon actuarial participant benefit calculations. The benefits are based on years of service and the employee’s eligible annual compensation during the highest five consecutive years of employment. Pension expenses were $490, $627 and $1,255 for the years ended December 31, 2013, 2012 and 2011, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

The Company’s employees also participate in a defined contribution plan sponsored by Aegon which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to twenty-five percent of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan

66

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Expense related to this plan was $260, $280 and $532 for the years ended December 31, 2013, 2012 and 2011, respectively.

Aegon sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Code. In addition, Aegon has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for 2013, 2012 and 2011 was none. Aegon also sponsors an employee stock option plan/stock appreciation rights for employees of the Company and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been funded as deemed appropriate by management of Aegon and the Company.

In addition to pension benefits, the Company participates in plans sponsored by Aegon that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The postretirement plan expenses are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $117, $110 and $210 for the years ended 2013, 2012 and 2011, respectively.

10. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a Cost Sharing agreement between Aegon companies, providing for needed services. The Company is also party to a Management and Administrative and Advisory agreement with Aegon USA Realty Advisors, Inc. whereby the Advisor serves as the administrator and advisor for the Company’s mortgage loan operations by administering the day-to-day real estate and mortgage loan operations of the Company. Aegon USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. The Company provides office space, marketing and administrative services to certain affiliates. The net amount received by the Company as a result of being a party to these agreements was $51,725, $44,117, and $33,717 during 2013, 2012 and 2011, respectively. The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Aegon/Transamerica Series Trust. The Company received $24,966, $23,814, and $24,411 from this agreement during 2013, 2012 and 2011, respectively.

Receivables from and payables to affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate. At December 31, 2013, and 2012, the Company reported a net amount of $19,859 and $10,992 (restated), respectively, due from affiliates. Terms of settlement

67

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

require that these amounts are settled within 90 days. During 2013, 2012 and 2011, the Company paid net interest of $8, $12, and $39, respectively, to affiliates.

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2013 and 2012, the cash surrender value of these policies was $75,881 and $75,295, respectively.

11. Commitments and Contingencies

The Company is a party to legal proceedings involving a variety of issues incidental to its business. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Association. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $448 and $1,624 and an offsetting premium tax benefit of $222 and $809 at December 31, 2013 and 2012, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense was $252, $60 and $(1,824) for 2013, 2012 and 2011, respectively.

The Company had no contingent commitments or LIHTC commitments as of December 31, 2013 and 2012.

The Company is required by the Commodity Futures Trading Commission (CFTC) to maintain assets on deposit with brokers for futures trading activity done on behalf of the Company. The broker has a secured interest with priority in the pledged assets, however, the Company has the right to recall and substitute the pledged assets. At December 31, 2013 and 2012, respectively, the Company pledged assets in the amount of $18,694 and $14,125 to satisfy the requirements of futures trading accounts.

68

Western Reserve Life Assurance Co. of Ohio

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

12. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2013 and 2012, the Company had dollar repurchase agreements outstanding in the amount of $26,475 and $25,986, respectively. The Company had an outstanding liability for borrowed money in the amount $26,718 and $26,355 at December 31, 2013 and 2012, respectively due to participation in dollar repurchase agreements which includes accrued interest. The Company did not participate in dollar repurchase agreements at December 31, 2011.

The contractual maturities of the dollar repurchase agreement positions are as follows:

Fair Value
Open	$26,624
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Sub-Total	26,624
Securities received	—

Total collateral received	$26,624

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. There were no securities of NAIC designation 3 or below sold during 2013 and reacquired within 30 days of the sale date.

13. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). The Company has not identified any Type I or Type II subsequent events for the year ended December 31, 2013 through the date the financial statements are issued.

The Company is not subject to the annual fee imposed under section 9010 of the Affordable Care Act due to the Company’s health insurance premium falling below the $25 million threshold at which the fee applies.

69

Statutory-Basis Financial

Statement Schedules

Western Reserve Life Assurance Co. of Ohio

Summary of Investments – Other Than

Investments in Related Parties

(Dollars in Thousands)

December 31, 2013

Schedule I

Type of Investment	Cost (1)	Fair Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$112,477 $	112,950	$112,477
States, municipalities and political subdivisions	53,342	52,613	53,342
Foreign governments	20,728	20,645	20,728
Hybrid securities	19,038	21,660	19,038
All other corporate bonds	1,243,373	1,273,978	1,242,468

Total fixed maturities	1,448,958	1,481,846	1,448,053
Mortgage loans on real estate	77,805		77,805
Real estate	33,641		33,641
Cash, cash equivalents and short-term investments	110,547		110,547
Policy loans	442,800		442,800
Securities lending reinvested collateral assets	88,265		88,265
Other invested assets	3,012		3,012

Total investments	$2,205,028		$2,204,123

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accruals of discounts.
(2)	Corporate bonds of $2,006 are held at fair value rather than amortized cost due to having and NAIC 6 rating.

70

Western Reserve Life Assurance Co. of Ohio

Supplementary Insurance Information

(Dollars in Thousands)

Schedule III

	Future Policy Benefits and Expenses	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims, Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2013
Individual life	$1,478,901	$24,359	$515,740	$69,314	$563,939	$345,287
Group life and health	42,505	84	12,399	1,834	12,357	4,341
Annuity	389,341	642	12,952	21,342	187,631	(367,480)

	$1,910,747	$25,085	$541,091	$92,490	$763,927	$(17,852)

Year ended December 31, 2012 - restated
Individual life	$1,269,626	$24,833	$458,257	$57,260	$301,282	$358,243
Group life and health	32,078	313	12,904	1,296	9,674	9,421
Annuity	481,279	1,193	13,547	23,173	243,747	(210,941)

	$1,782,983	$26,339	$484,708	$81,729	$554,703	$156,723

Year ended December 31, 2011
Individual life	$1,182,368	$27,384	$447,724	$54,583	$248,384	$428,545
Group life and health	24,599	313	10,631	1,016	8,035	7,554
Annuity	540,352	1,617	22,244	24,432	341,509	(222,539)

	$1,747,319	$29,314	$480,599	$80,031	$597,928	$213,560

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

71

Western Reserve Life Assurance Co. of Ohio

Reinsurance

(Dollars in Thousands)

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2013
Life insurance in force	$90,587,615	$22,500,865	$—	$68,086,750	0%

Premiums:
Individual life	$674,998	$159,258	$—	$515,740	0%
Group life and health	28,039	15,640	—	12,399	0%
Annuity	26,952	14,000	—	12,952	0%

	$729,989	$188,898	$—	$541,091	0%

Year ended December 31, 2012
Life insurance in force	$119,611,140	$63,828,956	$—	$55,782,184	0%

Premiums:
Individual life	$633,538	$175,282	$—	$458,256	0%
Group life and health	26,038	13,133	—	12,905	0%
Annuity	24,587	11,040	—	13,547	0%

	$684,163	$199,455	$—	$484,708	0%

Year ended December 31, 2011
Life insurance in force	$115,294,179	$64,174,427	$—	$51,119,752	0%

Premiums:
Individual life	$612,636	$165,675	$763	$447,724	0%
Group life	23,890	13,259	—	10,631	0%
Annuity	33,760	11,516	—	22,244	0%

	$670,286	$190,450	$763	$480,599	0%

72

F I N A N C I A L S T A T E M E N T S A N D S C H E D U L E S – S T A T U T O R Y B A S I S

Monumental Life Insurance Company

Years Ended December 31, 2013, 2012 and 2011

Mon Life 2013 SEC

Monumental Life Insurance Company

Financial Statements and Schedules – Statutory Basis

Years Ended December 31, 2013, 2012 and 2011

Contents

Report of Independent Auditors	1

Audited Financial Statements

Balance Sheets – Statutory Basis	3
Statements of Operations – Statutory Basis	5
Statements of Changes in Capital and Surplus – Statutory Basis	7
Statements of Cash Flow – Statutory Basis	9
Notes to Financial Statements – Statutory Basis	11

Statutory-Basis Financial Statement Schedules

Summary of Investments – Other Than Investments in Related Parties	102
Supplementary Insurance Information	103
Reinsurance	104

Mon Life 2013 SEC

Report of Independent Auditors

The Board of Directors

Monumental Life Insurance Company

We have audited the accompanying statutory-basis financial statements of Monumental Life Insurance Company, which comprise the balance sheets as of December 31, 2013 and 2012, the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2013, and the related notes to the financial statements. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Management also is responsible for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 1, to meet the requirements of Iowa the financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are described in Note 1. The effects on the accompanying financial statements of these variances are not reasonably determinable but are presumed to be material.

Mon Life 2013 SEC	1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the effects of the matter described in the preceding paragraph, the statutory-basis financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Monumental Life Insurance Company at December 31, 2013 and 2012, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2013.

Opinion on Statutory-Basis of Accounting

However, in our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the financial position of Monumental Life Insurance Company at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

April 25, 2014

Mon Life 2013 SEC	2

Monumental Life Insurance Company

Balance Sheets – Statutory Basis

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
Admitted assets
Cash and invested assets:
Cash, cash equivalents and short-term investments	$558,923	$1,355,524
Bonds:
Affiliated entities	57,200	57,200
Unaffiliated entities	12,324,799	12,391,672
Preferred stocks	9,541	8,418
Common stocks:
Affiliated entities (Cost: 2013- $32,862; 2012- $37,366)	16,599	25,872
Unaffiliated (Cost: 2013- $44,500; 2012- $76,945)	45,669	79,006
Mortgage loans on real estate	1,692,860	1,864,851
Real estate, at cost less allowance for depreciation (2013—$26; 2012—$26)	385	411
Real estate held for sale	6,900	4,792
Policy loans	470,549	477,665
Receivables for securities	—	2,798
Collateral balance	8,787	11,367
Derivatives	186,389	129,733
Securities lending reinvested collateral assets	322,209	350,329
Other invested assets	796,575	851,509

Total cash and invested assets	16,497,385	17,611,147
Premiums deferred and uncollected	178,129	201,418
Accrued investment income	166,253	170,354
Federal and foreign income tax recoverable	5,496	46,400
Net deferred income tax asset	162,711	199,932
Receivable from parent, subsidiaries and affiliates	30,774	1,788
Cash surrender value of life insurance policies	79,733	77,229
Reinsurance receivable	18,708	25,459
Goodwill	6,582	7,773
Contribution receivable from parent	135,000	—
Other assets	46,466	46,172
Separate account assets	14,526,003	12,669,510

Total admitted assets	$31,853,240	$31,057,182

Mon Life 2013 SEC	3

Monumental Life Insurance Company

Balance Sheets – Statutory Basis (continued)

(Dollars in Thousands, Except per Share Amounts)

	December 31
	2013	2012
Liabilities and capital and surplus
Liabilities:
Aggregate reserves for policies and contracts:
Life	$5,833,288	$5,840,790
Annuity	3,425,826	3,629,809
Accident and health	716,358	562,271
Policy and contract claim reserves:
Life	127,459	78,293
Accident and health	110,669	120,190
Liability for deposit-type contracts	675,895	889,345
Other policyholders’ funds	6,596	6,872
Remittances and items not allocated	4,159	4,504
Reinsurance in unauthorized companies	1,980	2,167
Asset valuation reserve	243,972	191,992
Interest maintenance reserve	302,888	361,935
Funds held under reinsurance agreements	4,274,529	5,104,202
Payable for securities	—	2
Payable to parent, subsidiaries and affiliates	—	34,378
Transfers from separate accounts due or accrued	(29,291)	(265)
Deferred derivative gain	3,616	3,822
Derivatives	25,231	72,512
Payable for securities lending	322,209	350,329
Payable for derivative cash collateral	150,115	213,947
Borrowed money	53,453	6,222
Other liabilities	107,061	103,035
Separate account liabilities	14,526,003	12,669,510

Total liabilities	30,882,016	30,245,862
Capital and surplus:
Common stock:
Class A common stock, $750 par value, 10,000 shares authorized, 9,818.93 issued and outstanding	7,364	7,364
Class B common stock, $750 par value, 10,000 shares authorized, 3,697.27 issued and outstanding	2,773	2,773
Surplus notes	160,000	160,000
Paid-in surplus	757,199	621,273
Unassigned surplus	43,888	19,910

Total capital and surplus	971,224	811,320

Total liabilities and capital and surplus	$31,853,240	$31,057,182

See accompanying notes.

Mon Life 2013 SEC	4

Monumental Life Insurance Company

Statements of Operations – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Revenues:
Premiums and other considerations, net of reinsurance:
Life	$449,210	$333,981	$262,979
Annuity	701,427	606,706	546,479
Accident and health	555,840	581,030	593,764
Net investment income	729,329	822,314	842,041
Amortization of interest maintenance reserve	15,572	11,029	4,412
Commissions and expense allowances on reinsurance ceded	209,400	377,804	529,883
Income from fees associated with investment management, administration and contract guarantees for separate accounts	40,883	36,701	34,847
Reserve adjustments on reinsurance ceded	(226,238)	(762,679)	(151,484)
Consideration on reinsurance transaction	692	34	(3,039)
Other income	14,666	8,463	8,885

	2,490,781	2,015,383	2,668,767
Benefits and expenses:
Benefits paid or provided for:
Life and accident and health benefits	511,898	465,017	488,759
Annuity benefits	313,064	306,295	275,877
Surrender benefits	1,019,522	824,936	731,102
Other benefits	84,131	66,556	67,452
Increase (decrease) in aggregate reserves for policies and contracts:
Life	(7,502)	(315,073)	71,596
Annuity	(203,983)	(210,254)	(180,075)
Accident and health	154,087	41,635	15,919

	1,871,217	1,179,112	1,470,630
Insurance expenses:
Commissions	318,089	307,592	320,563
General insurance expenses	220,220	218,792	223,933
Taxes, licenses and fees	46,267	31,215	28,925
Net transfers from separate accounts	(312,793)	(189,380)	(136,670)
Change in provision for liquidity guarantees	(1,485)	(2,050)	1,120
Reinsurance reserve adjustment	(10)	(10)	(21)
Funds withheld ceded investment income	138,640	213,973	211,608
Experience refunds	247	(319)	(140)
Other expenses	6,918	662	5,347

	416,093	580,475	654,665

Total benefits and expenses	2,287,310	1,759,587	2,125,295
Gain from operations before dividends to policyholders, federal income tax expense and net realized capital losses on investments	$203,471	$255,796	$543,472

Mon Life 2013 SEC	5

Monumental Life Insurance Company

Statements of Operations – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Dividends to policyholders	$1,259	$1,279	$1,342

Gain from operations before federal income tax expense and net realized capital losses on investments	202,212	254,517	542,130
Federal income tax expense	23,987	103,095	31,580

Gain from operations before net realized capital losses on investments	178,225	151,422	510,550
Net realized capital losses on investments (net of related federal income taxes and amounts tranferred to/from interest maintenance reserve)	(11,351)	(7,876)	(28,842)

Net income	$166,874	$143,546	$481,708

See accompanying notes.

Mon Life 2013 SEC	6

Monumental Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Write-Ins for Other than Special Surplus Funds	Surplus Notes	Paid-in Surplus	Unassigned Surplus (Deficit)	Total Capital and Surplus
Balance at January 1, 2011	$7,364	$2,773	$97,381	$160,000	$620,616	$286,288	1,174,422
Net income	—	—	—	—	—	481,708	481,708
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(12,083)	(12,083)
Change in nonadmitted assets	—	—	—	—	—	(246,969)	(246,969)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	(234)	(234)
Change in net deferred income tax asset	—	—	—	—	—	218,165	218,165
Change in asset valuation reserve	—	—	—	—	—	(30,847)	(30,847)
Change in surplus as a result of reinsurance	—	—	—	—	—	(321,587)	(321,587)
Increase in admitted deferred tax assets pursuant to SSAP No. 10R	—	—	23,739	—	—	—	23,739
Dividends to stockholders	—	—	—	—	—	(300,000)	(300,000)
Correction of funds withheld investment income	—	—	—	—	—	(5,636)	(5,636)
Long-term incentive compensation	—	—	—	—	175	—	175

Balance at December 31, 2011	7,364	2,773	121,120	160,000	620,791	68,805	980,853
Net income	—	—	—	—	—	143,546	143,546
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	—	(33,259)	(33,259)
Change in nonadmitted assets	—	—	—	—	—	(29,674)	(29,674)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	—	500	500
Change in net deferred income tax asset	—	—	—	—	—	823	823
Change in asset valuation reserve	—	—	—	—	—	(9,468)	(9,468)
Change in surplus as a result of reinsurance	—	—	—	—	—	207,517	207,517
Increase in admitted deferred tax assets pursuant to SSAP No. 10R	—	—	(121,120)	—	—	121,120	—
Dividends to stockholders	—	—	—	—	—	(450,000)	(450,000)
Long-term incentive compensation	—	—	—	—	482	—	482

Balance at December 31, 2012	$7,364	$2,773	$—	$160,000	$621,273	$19,910	$811,320

Mon Life 2013 SEC	7

Monumental Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis (continued)

(Dollars in Thousands)

	Class A Common Stock	Class B Common Stock	Surplus Notes	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balance at December 31, 2012	$7,364	$2,773	$160,000	$621,273	$19,910	$811,320
Net income	—	—	—	—	166,874	166,874
Capital contribution	—	—	—	135,000	—	135,000
Change in net unrealized capital gains/losses, net of taxes	—	—	—	—	95,530	95,530
Change in nonadmitted assets	—	—	—	—	3,579	3,579
Change in liability for reinsurance in unauthorized companies	—	—	—	—	187	187
Change in net deferred income tax asset	—	—	—	—	1,497	1,497
Change in asset valuation reserve	—	—	—	—	(51,980)	(51,980)
Change in surplus as a result of reinsurance	—	—	—	—	(63,742)	(63,742)
Correction of error related to deferred tax asset	—	—	—	—	7,033	7,033
Dividends to stockholders	—	—	—	—	(135,000)	(135,000)
Long-term incentive compensation	—	—	—	926	—	926

Balance at December 31, 2013	$7,364	$2,773	$160,000	$757,199	$43,888	$971,224

See accompanying notes.

Mon Life 2013 SEC	8

Monumental Life Insurance Company

Statements of Cash Flow – Statutory Basis

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Operating activities
Premiums collected, net of reinsurance	$1,732,764	$1,537,729	$1,416,345
Net investment income	761,406	853,775	877,714
Reserve adjustments on reinsurance ceded	(226,238)	(762,679)	(151,484)
Consideration on reinsurance transaction	692	34	(3,039)
Commission and expense allowances on reinsurance ceded	145,783	586,092	715,812
Miscellaneous (loss) income	56,927	45,527	34,367
Benefit and loss related payments	(1,911,975)	(1,594,215)	(1,594,795)
Net transfers from separate accounts	283,766	189,238	137,889
Commissions, expenses paid and aggregate write-ins for deductions	(800,587)	(815,311)	(782,498)
Dividends paid to policyholders	(1,295)	(1,321)	(1,383)
Federal income taxes paid (received)	43,860	(252,995)	(20,870)

Net cash provided by (used in) operating activities	85,103	(214,126)	628,058
Investing activities
Proceeds from investments sold, matured or repaid:
Bonds	2,194,421	5,234,590	2,889,949
Stocks	40,584	25,890	11,025
Mortgage loans	478,341	300,958	291,626
Real estate	2,950	3,570	2,828
Other invested assets	133,812	113,630	100,202
Securities lending reinvested collateral assets	—	—	98,876
Miscellaneous proceeds	15,434	4,313	24,228

Total investment proceeds	2,865,542	5,682,951	3,418,734
Costs of investments acquired:
Bonds	(2,136,260)	(3,414,940)	(2,112,595)
Stocks	(4,960)	(19,185)	(54,748)
Mortgage loans	(305,830)	(37,799)	(111,952)
Real estate	(7,799)	(5,071)	(5,436)
Other invested assets	(66,590)	(57,944)	(126,849)
Securities lending reinvested collateral assets	28,210	(21,939)	—
Derivatives	(66,568)	(47,592)	(115,760)
Miscellaneous applications	(2,367)	(1,828)	—

Total cost of investments acquired	(2,562,164)	(3,606,298)	(2,527,340)
Net decrease in policy loans	7,116	9,378	2,742

Net cost of investments acquired	(2,555,048)	(3,596,920)	(2,524,598)

Net cash provided by investing activities	310,494	2,086,031	894,136

Mon Life 2013 SEC	9

Monumental Life Insurance Company

Statements of Cash Flow – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	2011
Financing and miscellaneous activities
Net withdrawals on deposit-type contracts and other insurance liabilities	$(1,632,098)	$(612,670)	$(801,239)
Net change in reinsurance on deposit-type contracts and other insurance liabilities	1,292,709	456,205	588,705
Borrowed funds	47,065	6,200	—
Dividends to stockholders	(135,000)	(450,000)	(300,000)
Funds held under reinsurance treaties with unauthorized reinsurers	(829,691)	(785,005)	(1,266,655)
Receivable from parent, subsidiaries and affiliates	(28,986)	102,834	(6,744)
Payable to parent, subsidiaries and affiliates	(34,378)	(86,405)	16,142
Payable for securities lending	(28,120)	21,939	(98,876)
Other cash provided (applied)	156,302	144,115	(375,531)

Net cash used in financing and miscellaneous activities	(1,192,197)	(1,202,787)	(2,244,198)

Net (decrease) increase in cash, cash equivalents and short-term investments	(796,601)	669,118	(722,004)
Cash, cash equivalents and short-term investments:
Beginning of year	1,355,524	686,406	1,408,410

End of year	$558,923	$1,355,524	$686,406

See accompanying notes.

Mon Life 2013 SEC	10

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis

(Dollars in Thousands)

1. Organization and Summary of Significant Accounting Policies

Organization

Monumental Life Insurance Company (the Company) is a stock life insurance company owned by Commonwealth General Corporation (CGC) (87.7%) and Aegon USA, LLC (Aegon) (12.3%). Both CGC and Aegon are indirect, wholly owned subsidiaries of Aegon N.V., a holding company organized under the laws of The Netherlands.

Effective December 19, 2011, Capital General Development Corporation (CGDC), which previously owned 99.8% of the Company, merged into Capital General Development Corporation, LLC (CGDC, LLC), a wholly-owned subsidiary of the Company. The merger resulted in the 9,791.64 shares of Class A common stock and 3,686.99 shares of Class B common stock of the Company owned by CGDC transferring to CGDC, LLC. These shares of Class A and Class B common stock were deemed cancelled as a result of the merger. CGDC, LLC was formed on December 16, 2011 for purposes of this merger and dissolved effective December 31, 2011.

Prior to the merger, CGDC was owned by CGC (87.7%) and Aegon (12.3%). As consideration of the merger of CGDC into CGDC, LLC, the Company issued 8,585.39 shares of Class A common stock and 3,232.78 shares of Class B common stock to CGC, and 1,206.25 shares of Class A common stock and 454.21 shares of Class B common stock to Aegon. There was no impact to the Company’s total number of Class A and Class B common stock shares issued and outstanding, only a change in ownership of those shares. As such, this transaction had no impact on the Company’s balance sheets.

Nature of Business

The Company sells a full line of insurance products, including individual, credit and group coverages under life, annuity and accident and health policies as well as investment products, including guaranteed interest contracts and funding agreements. The Company is licensed in 49 states, the District of Columbia, Guam and Puerto Rico. Sales of the Company’s products are primarily through agents, brokers, financial institutions and direct response methods.

Basis of Presentation

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Mon Life 2013 SEC	11

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:

Investments: Investments in bonds, including affiliated bonds and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in earnings for those designated as trading and as a separate component of other comprehensive income (OCI) for those designated as available-for-sale. Fair value for GAAP is based on indexes, third party pricing services, brokers, external fund managers and internal models. For statutory reporting, the NAIC allows insurance companies to report the fair value determined by the Securities Valuation Office of the NAIC (SVO) or determine the fair value by using a permitted valuation method.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If the fair value of the mortgage-backed/asset-backed security is less than amortized cost, an entity shall assess whether the impairment is other-than-temporary. An other-than-temporary impairment is also considered to have occurred if the fair value of the mortgage-backed/asset-backed security is less than its amortized cost basis and the entity intends to sell the security or the entity does not have the intent and ability to hold the security for a period of time sufficient to recover the amortized cost basis. An other-than-temporary impairment is also considered to have occurred if the discounted estimated future cash flows are less than the amortized cost basis of the security.

If it is determined an other-than-temporary impairment has occurred as a result of the cash flow analysis, the security is written down to the discounted estimated future cash flows. If an other-than-temporary impairment has occurred due to intent to sell or lack of intent and ability to hold, the security is written down to fair value.

For GAAP, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If high credit quality securities are adjusted, the retrospective method is used. If it is determined that a decline in fair value is other-than-temporary and the entity intends to sell the

Mon Life 2013 SEC	12

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the other-than-temporary impairment should be recognized in earnings equal to the entire difference between the amortized cost basis and its fair value at the impairment date. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery, the other-than-temporary impairment should be separated into a) the amount representing the credit loss, which is recognized in earnings, and b) the amount related to all other factors, which is recognized in OCI, net of applicable taxes.

Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value, and the changes in the fair value are recorded in unassigned surplus as unrealized gains and losses. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of OCI rather than to income as required for fair value hedges, and an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value.

Derivative instruments are also used in replication transactions. In these transactions, the derivative is valued in a manner consistent with the cash investment and replicated asset. For GAAP, the derivative is reported at fair value with the changes in the fair value reported in income.

Investments in real estate are reported net of related obligations rather than on a gross basis as for GAAP. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses for statutory reporting include rent for the Company’s occupancy of those properties. Changes between depreciated cost and admitted amounts are credited or charged directly to unassigned surplus rather than to income as would be required under GAAP.

Valuation allowances are established for mortgage loans, if necessary, based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

Mon Life 2013 SEC	13

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus as part of the change in asset valuation reserve (AVR), rather than being included as a component of earnings as would be required under GAAP.

Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the bond or mortgage loan based on groupings of individual securities sold in five-year bands. That net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statement of operations on a pre-tax basis in the period that the assets giving rise to the gains or losses are sold.

The AVR provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, incremental costs directly related to the successful acquisition of traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

Separate Accounts with Guarantees: Some of the Company’s separate accounts provide policyholders with a guaranteed return. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. These separate accounts are included in the general account for GAAP due to the nature of the guaranteed return.

Nonadmitted Assets: Certain assets designated as “nonadmitted”, primarily net deferred tax assets and other assets not specifically identified as an admitted asset within the NAIC

Mon Life 2013 SEC	14

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Accounting Practices and Procedures Manual (NAIC SAP), are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent they are not impaired.

Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received. Benefits incurred represent surrenders and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk and guaranteed interest in group annuity contracts are recorded directly to a policy reserve account using deposit accounting, without recognizing premium income or benefits expense. Interest on these policies is reflected in other benefits. Under GAAP, for universal life policies, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.

Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance: Any reinsurance amounts deemed to be uncollectible have been written off through a charge to operations. In addition, a liability for reinsurance balances would be established for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Losses associated with an indemnity reinsurance transaction are reported within income when incurred rather than being deferred and amortized over the remaining life of the underlying reinsured contracts as would be required under GAAP. Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Deferred Income Taxes: The Company computes deferred income taxes in accordance with Statement of Statutory Accounting Principle (SSAP) No. 101, Income Taxes, A Replacement of

Mon Life 2013 SEC	15

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

SSAP No. 10R and SSAP No. 10. Under SSAP No. 101, admitted adjusted deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse during a timeframe corresponding with the Internal Revenue Service tax loss carryback provisions, not to exceed three years, plus 2) the amount of adjusted gross deferred income tax assets expected to be realized within three years limited to an amount that is no greater than 15% of current period’s adjusted statutory capital and surplus, plus 3) the amount of remaining adjusted gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities after considering the character (i.e., ordinary versus capital) and reversal patterns of the deferred tax assets and liabilities. The remaining adjusted deferred income tax assets are nonadmitted.

Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in all future years, and a valuation allowance is established for deferred income tax assets not realizable.

Goodwill: Goodwill is admitted subject to an aggregate limitation of ten percent of the capital and surplus in the most recently filed annual statement excluding electronic data processing equipment, operating system software, net deferred income tax assets and net positive goodwill. Excess goodwill is nonadmitted. Goodwill is amortized over ten years. Under GAAP, goodwill is measured as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date as compared to the fair values of the identifiable net assets acquired. Goodwill is not amortized but is assessed for impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred.

Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies as would be required under GAAP.

Surplus Notes: Surplus notes are reported as surplus rather than liabilities as would be required under GAAP.

Statements of Cash Flow: Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

Mon Life 2013 SEC	16

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Securities Lending Assets and Liabilities: For securities lending programs, cash collateral received which may be sold or repledged by the Company is reflected as a one-line entry on the balance sheet (securities lending reinvested collateral assets) and a corresponding liability is established to record the obligation to return the cash collateral. Collateral received which may not be sold or repledged is not recorded on the Company’s balance sheet. Under GAAP, the reinvested collateral is included within invested assets (i.e. it is not one-line reported).

The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined by the Company, but are presumed to be material.

Other significant accounting policies are as follows:

Investments

Investments in bonds, except those to which the SVO has ascribed an NAIC designation of 6, are reported at amortized cost using the interest method.

Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. These securities meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost or fair value based upon their NAIC rating.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments, except for those with an initial NAIC designation of 6, which are valued at the lower of amortized cost or fair value. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

The Company closely monitors below investment grade holdings and those investment grade issuers where the Company has concerns. The Company also regularly monitors industry sectors. The Company considers relevant facts and circumstances in evaluating whether the impairment is other-than-temporary including: (1) the probability of the Company collecting all amounts due according to the contractual terms of the security in effect at the date of acquisition; (2) the Company’s decision to sell a security prior to its maturity at an amount below its carrying amount; and (3) the Company’s ability to hold a structured security for a period of time to allow for recovery of the value to its carrying amount. Additionally, financial condition, near term prospects of the issuer and nationally recognized credit rating changes are monitored. Non-

Mon Life 2013 SEC	17

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

structured securities in unrealized loss positions that are considered other-than-temporary are written down to fair value. Structured securities considered other-than-temporarily impaired are written down to discounted estimated cash flows if the impairment is the result of cash flow analysis. If the Company has an intent to sell or lack of ability to hold a structured security, it is written down to fair value. For structured securities, cash flow trends and underlying levels of collateral are monitored. The Company will record a charge to the statement of operations to the extent that these securities are determined to be other-than-temporarily impaired.

Investments in preferred stocks in good standing are reported at cost or amortized cost. Investments in preferred stocks not in good standing are reported at the lower of cost or fair value, and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.

Common stocks of unaffiliated companies are reported at fair value and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes.

If the Company determines that a decline in the fair value of a common stock or a preferred stock is other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers the following factors in determining whether a decline in value is other-than-temporary: (a) the financial condition and prospects of the issuer; (b) whether or not the Company has made a decision to sell the investment; and (c) the length of time and extent to which the value has been below cost.

Common stocks of affiliated noninsurance subsidiaries are reported based on underlying audited GAAP equity. The net change in the subsidiaries’ equity is included in the change in net unrealized capital gains or losses, reported in unassigned surplus along with any adjustment for federal income taxes.

There are no restrictions on common or preferred stock.

Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment. A mortgage loan is considered to be impaired when it is probable that the Company will be unable

Mon Life 2013 SEC	18

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines that the impairment is other-than-temporary, the mortgage loan is written down to realizable value and a realized loss is recognized.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost net of encumbrances. Real estate held for the production of income is reported at depreciated cost net of related obligations. Real estate that the Company classifies as held for sale is measured at lower of carrying amount or fair value less cost to sell. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties. The Company recognizes an impairment loss if the Company determines that the carrying amount of the real estate is not recoverable and exceeds its fair value. The Company deems that the carrying amount of the asset is not recoverable if the carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and disposition. The impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value.

Policy loans are reported at unpaid principal balances.

The Company has minority ownership interests in joint ventures and limited partnerships. The Company carries these investments based on its interest in the underlying audited GAAP equity of the investee. For a decline in the fair value of an investment in a joint venture or limited partnership which is determined to be other-than-temporary, the Company writes it down to fair value as the new cost basis and the amount of the write down is accounted for as a realized loss in the statement of operations. The Company considers an impairment to have occurred if it is probable that the Company will be unable to recover the carrying amount of the investment or if there is evidence indicating inability of the investee to sustain earnings which would justify the carrying amount of the investment.

The Company’s investment in reverse mortgages is recorded net of an appropriate actuarial reserve. The actuarial reserve is calculated using the projected cash flows from the reverse mortgage product. Assumptions used in the actuarial model include an estimate of current home values, projected cash flows from the realization of the appreciated value of the property from its eventual sale (subject to certain limitations in the contract), mortality and termination rates based on group annuity mortality tables adjusted for the Company’s experience and a constant interest rate environment. The carrying amount of the investment in reverse mortgages of $31,763 and $35,444 at December 31, 2013 and 2012, respectively, is net of the reserve of $12,375 and $26,128, respectively. Interest income of $1,969 and $2,758 was recognized for the years ended December 31, 2013 and 2012 respectively. The Company’s commitment includes making advances to the borrower until termination of the contract. The contract is terminated at the time

Mon Life 2013 SEC	19

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

the borrower moves, sells the property, dies, repays the loan balance or violates the provisions of the loan contract.

Investments in Low Income Housing Tax Credits (LIHTC) properties are valued at amortized cost. Tax credits are recognized in operations in the tax reporting year in which the tax credit is utilized by the Company.

Other “admitted assets” are valued principally at cost, as required or permitted by the Iowa Insurance Laws.

Realized capital gains and losses are determined using the specific identification method and are recorded net of related federal income taxes. Changes in admitted asset carrying amounts of bonds, mortgage loans, common and preferred stocks are credited or charged directly to unassigned surplus.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Income is also not accrued when collection is uncertain. In addition, accrued interest is excluded from investment income when payment exceeds 90 days past due. At December 31, 2013 and 2012, the Company excluded investment income due and accrued for bonds in default of $210 and $155, respectively, with respect to such practices.

For dollar repurchase agreements, the Company receives cash collateral in an amount at least equal to the fair value of the securities transferred by the Company in the transaction as of the transaction date. Cash received as collateral is invested as needed or used for general corporate purposes of the Company.

Derivative Instruments

Overview: The Company may use various derivative instruments (options, caps, floors, swaps, foreign currency forwards and futures) to manage risks related to its ongoing business operations. On the transaction date of the derivative instrument, the Company designates the derivative as either (A) hedging (fair value, foreign currency fair value, cash flow, foreign currency cash flow, forecasted transactions or net investment in a foreign operation), (B) replication, (C) income generation or (D) held for other investment/risk management activities, which do not qualify for hedge accounting under SSAP No. 86, Accounting for Derivative Instruments and Hedging Activities (SSAP No. 86).

Mon Life 2013 SEC	20

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative instruments used in hedging relationships are accounted for on a basis that is consistent with the hedged item (amortized cost or fair value). Derivative instruments used in replication relationships are accounted for on a basis that is consistent with the cash instrument and the replicated asset (amortized cost or fair value). Derivative instruments used in income generation relationships are accounted for on a basis that is consistent with the associated covered asset or underlying interest to which the derivative indicates (amortized cost or fair value). Derivative instruments held for other investment/risk management activities receive fair value accounting.

Derivative instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Company uses derivatives as hedges, consequently, when the value of the derivative changes, the value of a corresponding hedged asset or liability will move in the opposite direction. Market risk is a consideration when changes in the value of the derivative and the hedged item do not completely offset (correlation or basis risk) which is mitigated by active measuring and monitoring.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit rating of ‘A’ or better. The credit exposure of interest rate swaps and currency swaps is represented by the fair value of contracts, aggregated at a counterparty level, with a positive fair value at the reporting date. The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets on the Company’s behalf. The posted amount is equal to the difference between the net positive fair value of the contracts and an agreed upon threshold that is based on the credit rating of the counterparty. Inversely, if the net fair value of all contracts with this counterparty is negative, then the Company is required to post assets.

Instruments: Interest rate swaps are the primary derivative financial instruments used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating rate amounts based on an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged each due date. Swaps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Mon Life 2013 SEC	21

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Interest rate basis swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying liability to mitigate the basis risk of assets and liabilities resetting on different indices. These interest rate swaps generally provide for the exchange of the difference between a floating rate on one index to a floating rate of another index, based upon an underlying notional amount. Typically, no cash is exchanged at the outset of the swap contract and a single net payment is exchanged at each due date. Swaps meeting hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If the swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

Cross currency swaps are utilized to mitigate risks when the Company holds foreign denominated assets or liabilities therefore converting the asset or liability to a U.S. dollar (USD) denominated security. These cross currency swap agreements involve the exchange of two principal amounts in two different currencies at the prevailing currency rate at contract inception. During the life of the swap, the counterparties exchange fixed or floating rate interest payments in the swapped currencies. At maturity, the principal amounts are again swapped at a pre-determined rate of exchange. Each asset or liability is hedged individually where the terms of the swap must meet the terms of the hedged instrument. For swaps qualifying for hedge accounting, the premium or discount is amortized into income over the life of the contract and the foreign currency translation adjustment is recorded as unrealized gain/loss in unassigned surplus. Swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus. If a swap is terminated prior to maturity, proceeds are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the hedged instrument receives that treatment.

Futures contracts are used to hedge the liability risk associated when the Company issues products providing the customer a return based on various global equity market indices. Futures are marked to market on a daily basis whereby a cash payment is made or received by the Company. These payments are recognized as realized gains or losses in the financial statements.

Caps are used in the asset/liability management process to mitigate the interest rate risk created due to a rapidly rising interest rate environment. The caps are similar to options where the underlying interest rate index provides for the market value movements. The caps do not accrue interest until the interest rate environment exceeds the caps strike rate. Cash is exchanged at the onset, and a single receipt or payment occurs at the maturity or termination of the contract. Caps that meet hedge accounting rules are carried in a manner consistent with the hedged item, generally at amortized cost, on the financial statements. If terminated prior to maturity, proceeds

Mon Life 2013 SEC	22

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

are exchanged equal to the fair value of the contract. These gains and losses may be included in IMR or AVR if the underlying instrument receives that treatment. Caps that do not meet hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

The Company issues products providing the customer a return based on the various global equity market indices. The Company uses options to hedge the liability option risk associated with these products. Options are marked to fair value in the balance sheet and fair value adjustments are recorded as unassigned surplus in the financial statements.

The Company may sell products with expected benefit payments extending beyond investment assets currently available in the market. Because assets will have to be purchased in the future to fund future liability cash flows, the Company is exposed to the risk of future investments made at lower yields than what is assumed at the time of pricing. Forward-starting interest rate swaps are utilized to lock-in the current forward rate. The accrual of income begins at the forward date, rather than at the inception date. These forward-starting swaps meet hedge accounting rules and are carried at cost in the financial statements. Gains and losses realized upon termination of the forward-starting swap are deferred and used to adjust the basis of the asset purchased in the hedged forecasted period. The basis adjustment is then amortized into income as a yield adjustment to the asset over its life.

The Company invests in domestic corporate debt securities denominated in U.S. dollars. If the issuers of these debt obligations fail to make timely payments, the value of the investment declines materially. The Company manages credit default risk through the purchase of credit default swaps. As the buyer of credit default protection, the Company will pay a premium to an approved counterparty in exchange for a contingent payment should a defined credit event occur with respect to the underlying reference entity or asset. Typically, the periodic premium or fee is expressed in basis points per notional. Generally, the premium payment for default protection is made periodically, although it may be paid as an up-front fee for short dated transactions. Should a credit event occur, the Company may be required to deliver the reference asset to the counterparty for par. Alternatively, settlement may be in cash. These credit default swaps are carried on the balance sheet at amortized cost. Premium payments made by the Company are recognized as investment expense. If the Company is unable to prove hedge effectiveness, the credit default swaps not meeting hedge accounting rules are carried at fair value with fair value adjustments recorded in unassigned surplus.

A replication transaction is a derivative transaction entered into in conjunction with a cash instrument to reproduce the investment characteristics of an otherwise permissible investment. The Company replicates investment grade corporate bonds or sovereign debt by combining a highly rated security as a cash component with a credit default swap which, in effect, converts

Mon Life 2013 SEC	23

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

the high quality asset into a lower rated investment grade asset or sovereign debt. The benefits of using the swap market to replicate credit include possible enhanced relative values as well as ease of executing larger transactions in a shortened time frame. Generally, a premium is received by the Company on a periodic basis and recognized in investment income. In the event the representative issuer defaults on its debt obligation referenced in the contract, a payment equal to the notional of the contract will be made by the Company and recognized as a capital loss.

The Company replicates hybrid fixed to floating treasuries by combining a U.S. Treasury cash component with a forward starting swap which, in effect converts a fixed U.S. Treasury into hybrid fixed to floating treasury. The purpose of these replications is to aid duration matching between the treasuries and the supported liabilities. Generally these swaps are carried at amortized cost with periodic interest payments beginning at a future date. Any early terminations are recognized as capital gains or losses. The Company complies with the specific rules established in AVR for replication transactions.

The Company holds some warrants linked to an Argentina Government GDP as part of an authorized workout from the Argentina Brady Bonds. The Company was put into these warrants and did not voluntarily transact into these types of instruments. The Company does not have any downside risk to the warrants, and only receives a payment if the GDP is above a specific threshold. These swaps are marked to fair value in the balance sheet and the fair value adjustment is recorded in capital and surplus.

Separate Accounts

Assets held in trust for purchases of variable annuity contracts and the Company’s corresponding obligation to the contract owners are shown separately in the balance sheets. The assets consist of shares in funds, considered common stock investments, which are valued daily and carried at fair value. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements.

The Company received variable contract premiums of $569,933, $466,320 and $402,855 in 2013, 2012 and 2011, respectively. In addition, the Company received $40,883, $36,701 and $34,847, in 2013, 2012 and 2011, respectively, related to fees associated with investment management, administration and contractual guarantees for separate accounts.

Separate account assets and liabilities reported in the accompanying financial statements consist of three types: guaranteed indexed, non-indexed guaranteed and nonguaranteed. Guaranteed indexed separate accounts represent funds invested by the Company for the benefit of contract holders who are guaranteed returns based on published indices. Non-indexed guaranteed separate

Mon Life 2013 SEC	24

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

accounts represent funds invested by the Company for the benefit of contract holders who are guaranteed certain returns as specified in the contracts. Separate account asset performance different than guaranteed requirements is either transferred to or received from the general account and reported in the statements of operations. Guaranteed indexed and non-indexed guaranteed separate account assets and liabilities are carried at fair value.

The nonguaranteed separate account assets and liabilities represent group annuity funds segregated by the Company for the benefit of contract owners, who bear the investment risks. The assets and liabilities of the nonguaranteed separate accounts are carried at fair value.

Aggregate Reserves for Policies and Contracts

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed cash value, or the amount required by law. For direct business issued after October 1964, the Company waives deduction of deferred fractional premiums upon death of the insured and returns any portion of the final premium for periods beyond the month of death. For policies assumed during 1992 from former affiliates, Monumental General Insurance Company and Monumental Life Insurance Group, Inc., and for all business from company mergers occurring in 1998, the Company waives deduction of deferred fractional premium upon death of the insured and returns any portion of the final premium paid beyond the month of death. For fixed premium life insurance business resulting from company mergers occurring in 2004 and 2007, the Company waives deduction of deferred fractional premiums upon death of the insured and refunds portions of premiums unearned after the date of death. Where appropriate, the Company holds a nondeduction and/or refund reserve. The reserve for these benefits is computed using aggregate methods. The reserves are equal to the greater of the cash surrender value and the legally computed reserve.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958, 1980 and 2001 Commissioner’s Standard Ordinary Mortality Tables, the 1912, 1941 and 1961 Standard Industrial Mortality Tables, the 1960 Commissioner’s Standard Group Mortality Table, and the American Men, Actuaries and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.0 to 6.5 percent and are computed principally on the Net Level Premium Valuation and the Commissioners’ Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioner’s Reserve Valuation Method.

Additional premiums are charged or additional mortality charges are assessed for policies issued on substandard lives according to underwriting classification. Generally, mean reserves are

Mon Life 2013 SEC	25

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

determined by computing the regular mean reserve for the plan at the true age and holding, in addition, one-half (1/2) of the extra premium charge for the year. For certain flexible premium and fixed premium universal life insurance products, reserves are calculated utilizing the Commissioner’s Reserve Valuation Method for universal life policies and recognizing any substandard ratings.

Deferred annuity reserves are calculated according to the Commissioner’s Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with and without life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.5 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

Annuity reserves also include guaranteed investment contracts (GICs) and funding agreements classified as life-type contracts as defined in SSAP No. 50, Classifications and Definitions of Insurance or Managed Care Contracts In Force. These liabilities have annuitization options at guaranteed rates and consist of floating interest rate and fixed interest rate contracts. The contract reserves are carried at the greater of the account balance or the value as determined for an annuity with cash settlement option, on a change in fund basis, according to the Commissioner’s Annuity Reserve Valuation Method.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required mid-terminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined primarily by formula.

Policy and Contract Claim Reserves

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the balance sheet date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Mon Life 2013 SEC	26

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Liability for Deposit-Type Contracts

Deposit-type contracts do not incorporate risk from the death or disability of policyholders. These types of contracts may include GICs, funding agreements and other annuity contracts. Deposits and withdrawals on these contracts are recorded as a direct increase or decrease, respectively, to the liability balance, and are not reported as premiums, benefits or changes in reserves in the statement of operations.

The Company issues certain funding agreements with well-defined class-based annuity purchase rates defining either specific or maximum purchase rate guarantees. However, these funding agreements are not issued to or for the benefit of an identifiable individual or group of individuals. These contracts are classified as deposit-type contracts in accordance with SSAP No. 50.

Municipal Repurchase Agreements

Municipal repurchase agreements are investment contracts issued to municipalities that pay either a fixed or floating rate of interest on the guaranteed deposit balance. The floating interest rate is based on a market index. The related liabilities are equal to the policyholder deposit and accumulated interest on the contract.

These municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral. The Company did not participate in repurchase agreements during 2013 or 2012.

Premiums and Annuity Considerations

Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and are recognized over the premium paying periods of the related policies. Consideration received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting and recorded directly to an appropriate policy reserve account, without recognizing premium revenue.

Claims and Claim Adjustment Expense

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business.

Mon Life 2013 SEC	27

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Activity in the liability for unpaid claims and related processing costs net of reinsurance is summarized as follows:

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2013
2013	$—	$287,548	$175,537	$112,011
2012 and prior	195,349	(7,707)	106,262	81,380

	195,349	$279,841	$281,799	193,391

Active life reserve	487,112			633,636

Total accident and health reserves	$682,461			$827,027

	Unpaid Claims Liability Beginning of Year	Claims Incurred	Claims Paid	Unpaid Claims Liability End of Year
Year ended December 31, 2012
2012	$—	$297,471	$177,262	$120,209
2011 and prior	192,420	(8,435)	108,845	75,140

	192,420	$289,036	$286,107	195,349

Active life reserve	453,015			487,112

Total accident and health reserves	$645,435			$682,461

The Company’s unpaid claims reserve was decreased by $7,707 and $8,435 for the years ended December 31, 2013 and 2012, respectively, for health claims that occurred prior to those balance sheet dates. The change in 2013 and 2012 resulted primarily from variances in the estimated frequency of claims and claim severity.

The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2013 and 2012 was $2,367 and $2,096, respectively. The Company incurred $3,895 and paid $3,624 of claim adjustment expenses during 2013, of which $1,972 of the paid amount was attributable to insured or covered events of prior years. The Company incurred $3,036 and paid $3,066 of claim adjustment expenses during 2012, of which $1,475 of the paid amount was attributable to insured or covered events of prior years. The Company did not

Mon Life 2013 SEC	28

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

increase or decrease the claim adjustment expense provision for insured events of prior years during 2013 or 2012.

Reinsurance

Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Gains associated with reinsurance of in force blocks of business are included in unassigned surplus and amortized into income as earnings emerge on the reinsured block of business. Premiums ceded and recoverable losses have been reported as a reduction of premium income and benefits, respectively. Policy liabilities and accruals are reported in the accompanying financial statements net of reinsurance ceded.

Stock Option Plan, Long-Term Incentive Compensation and Stock Appreciation Rights Plans

Certain management employees of the Company participate in a stock-based long-term incentive compensation plan issued by the Company’s indirect parent. In accordance with SSAP No. 13, Stock Options and Stock Purchase Plans, the expense or benefit related to this plan for the Company’s management employees has been charged to the Company, with an offsetting amount credit to paid-in surplus. The Company recorded an accrued expense in the amount of $926, $482 and $175 for the years ended December 31, 2013, 2012 and 2011, respectively.

Recent Accounting Pronouncements

Effective December 31, 2013, the Company adopted revisions to SSAP No. 35R, Guaranty Fund and Other Assessments – Revised which incorporates subsequent event (Type II) disclosures for entities subject to Section 9010 of the Patient Protection and Affordable Care Act related to assessments payable. The adoption of this revision did not impact the financial position or results of operations of the Company as revisions relate to disclosures only. See Note 16 for further discussion.

Effective January 1, 2013, the Company adopted SSAP No. 92, Accounting for Postretirement Benefits Other Than Pensions, A Replacement of SSAP No. 14 and SSAP No. 102, Accounting for Pensions, A Replacement of SSAP No. 89. This guidance impacts accounting for defined benefit pension plans or other postretirement plans, along with related disclosures. SSAP No. 102 requires recognition of the funded status of the plan based on the projected benefit obligation instead of the accumulated benefit obligation as under SSAP No. 89. In addition, SSAP No. 92 and SSAP No. 102 require consideration of non-vested participants. The adoption of these standards did not impact the Company’s results of operations, financial position or disclosures as

Mon Life 2013 SEC	29

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

the Company does not sponsor the pension plan and is not directly liable under the plan. See Note 11 for further discussion of the Company’s pension plan and other postretirement plans as sponsored by Aegon.

Effective January 1, 2013, the Company adopted SSAP No. 103, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities which adopts with modifications the guidance in ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets and supersedes SSAP No. 91R, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The adoption of this standard did not impact the financial position or results of operation of the Company.

Effective January 1, 2013, the Company adopted non-substantive revisions to SSAP No. 36, Troubled Debt Restructuring. These revisions adopt guidance from ASU 2011-02, Receivables – A Creditors’ Determination of Whether a Restructuring is a Troubled Debt Restructuring, which clarifies what constitutes a troubled debt restructuring and adopts with modification troubled debt restructuring disclosures for creditors from ASU 2010-20: Receivables (Topic 310), Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The adoption of this revision did not impact the financial position or results of operations of the Company.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to require disclosure of embedded credit derivatives within a financial instrument that expose the holder to the possibility of making future payments, and adopted guidance from Accounting Standards Update (ASU) 2010-11, Derivatives and Hedging – Scope Exception Related to Embedded Credit Derivatives, to clarify that seller credit derivative disclosures do not apply to embedded derivative features related to the transfer of credit risk that is only in the form of subordination of one financial instrument to another. The adoption of these revisions had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 86 to move one aspect of the criteria for a hedged forecasted transaction and incorporate it as criteria for a fair value hedge. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 27, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk, Financial Instruments with Concentrations of Credit Risk and Disclosures about Fair Value of Financial Instruments, which clarifies that embedded derivatives, which are not separately recognized as derivatives under statutory accounting, are included in the disclosures of financial instruments

Mon Life 2013 SEC	30

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

with off-balance-sheet risk. The adoption of this revision had no impact to the Company’s results of operations or financial position.

Effective December 31, 2012, the Company adopted non-substantive revisions to SSAP No. 1, Disclosures of Accounting Policies, Risks and Uncertainties and Other Disclosures. These revisions require reference to the accounting policy and procedure footnote that describes permitted or prescribed practices when an individual note is impacted by such practices. The adoption of this requirement had no impact to the Company’s results of operation or financial position and did not require any additional disclosures. See Note 8 Policy and Contract Attributes for further details.

Effective January 1, 2012, the Company adopted revisions to SSAP No. 100, Fair Value Measurements (SSAP No. 100). These revisions require new disclosures of fair value hierarchy and the method used to obtain the fair value measurement, a new footnote that summarizes hierarchy levels by type of financial instrument and gross presentation of purchases, sales, issues and settlements within the reconciliation for fair value measurements categorized within Level 3 of the hierarchy. The adoption of these revisions had no impact to the Company’s results of operations or financial position, but did require additional disclosures. See Note 4 Fair Values of Financial Instruments for further details.

Effective January 1, 2012, the Company began computing current and deferred income taxes in accordance with SSAP No. 101. This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The adoption of this statement resulted in the transfer of $121,120 from Aggregate Write-Ins for Other than Special Surplus Funds to Unassigned Funds and updates to the Company’s income tax disclosures. See Note 7 Income Taxes for further details.

For the year ended December 31, 2011, the Company adopted SSAP No. 10R, Income Taxes – Revised, A Temporary Replacement of SSAP No. 10 (SSAP No. 10R). This statement established statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. The SSAP temporarily superseded SSAP No. 10, Income Taxes. SSAP No. 10R allowed an entity to elect to admit additional deferred tax assets (DTAs) utilizing a three year loss carryback provision, plus the lesser of a look-forward of three years on gross DTAs expected to be realized or 15% of statutory capital and surplus if the entity’s risk-based capital is above the 250% risk-based capital level where an action level could occur as a result of a trend test utilizing the old SSAP No. 10 provisions to calculate the DTA. Prior to the adoption of SSAP No. 10R, the admitted DTA was calculated by taking into consideration a one year loss carryback and look-forward on gross DTAs that can be expected to be realized and a 10% capital and surplus limit on the admitted amount of the DTA. The Company elected to admit additional deferred tax assets pursuant to SSAP No. 10R and as a result, the cumulative effect of the

Mon Life 2013 SEC	31

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

adoption of this standard was the difference between the calculation of the admitted DTA per SSAP No.10R and the old SSAP No. 10 methodology at December 31, 2011. This change in accounting principle increased surplus by a net amount of $121,120, at December 31, 2011, which has been recorded within the statements of changes in capital and surplus.

Effective December 31, 2011, the Company adopted SSAP No. 5R, Liabilities, Contingencies and Impairments of Assets – Revised. The revisions require the Company to recognize a liability equal to the greater of (a) the fair value of the guarantee at its inception, even if the likelihood of payment under the guarantee is remote or (b) the contingent liability amount required to be recognized if it is probable that a liability has been incurred at the financial statement date and the amount of loss can reasonably be determined. While this guidance does not exclude guarantees issued as intercompany transactions or between related parties from the initial liability recognition requirement, there are certain exceptions. Guarantees made to/or on behalf of a wholly-owned subsidiary and related party guarantees that are considered “unlimited” (for example, in response to a rating agency’s requirement to provide a commitment to support) are exempt from the initial liability recognition. Additional disclosures are also required under this new guidance for all guarantees, whether or not they meet the criteria for initial liability recognition. The adoption of this new accounting principle had no material impact to the Company’s results of operations or financial position, but did require additional disclosures regarding these guarantees. See Note 14 on Commitments and Contingencies for further details.

Effective December 31, 2011, the Company adopted non-substantive revisions to SSAP No. 100, to incorporate the provisions of ASU 2010-06, Improving Disclosures about Fair Value Measurements. This revision required a new disclosure for assets and liabilities for which fair value is not measured and reported in the statement of financial position but is otherwise disclosed. The adoption of these revisions had no impact to the Company’s results of operations or financial position. See Note 4 for further details.

Effective December 31, 2011, the Company adopted non-substantive changes to SSAP No. 32, Investments in Preferred Stock (including investments in preferred stock of subsidiary, controlled, or affiliated entities). The amendment was made to clarify the definition of preferred stock. Under the revised SSAP No. 32, a preferred stock is defined as any class or series of shares the holders of which have any preference, either as to the payment of dividends or distribution of assets on liquidation, over the holder of common stock [as defined in SSAP No. 30, Investments in Common Stock (excluding investments in common stock of subsidiary, controlled, or affiliated entities)] issued by an entity. This revised definition had no impact to the Company.

Effective January 1, 2011, the Company adopted SSAP No. 35R, Guaranty Fund and Other Assessments – Revised. This statement modified the conditions required for recognizing a

Mon Life 2013 SEC	32

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

liability for insurance-related assessments and required additional disclosures. The adoption of this accounting principle had no financial impact to the Company. See Note 14 for disclosures related to guaranty fund assessments. The adoption of this accounting principle had no financial impact to the Company.

Effective January 1, 2011, the Company adopted revisions to certain paragraphs of SSAP No. 43R, Loan-backed and Structured Securities to clarify the accounting for gains and losses between AVR and IMR. The revisions clarify that an AVR/IMR bifurcation analysis should be performed when SSAP No. 43R securities are sold (not just as a result of impairment). These changes were applied on a prospective basis and had no financial impact to the Company upon adoption.

Effective January 1, 2011, the Company adopted revisions to SSAP No. 43R to clarify the definitions of loan-backed and structured securities. The clarified guidance was applied prospectively and had no financial impact to the Company upon adoption.

Effective January 1, 2014, the Company will adopt SSAP No. 105, Working Capital Finance Investments, which allows working capital finance investments to be admitted assets if certain criteria are met. The adoption of this standard had no impact to the financial position or results of operations of the Company.

Effective December 31, 2014, the Company will adopt revisions to SSAP No. 104R, Share-Based Payments, which provides guidance for share-based payments transactions with non-employees. The adoption of this revision is expected to be immaterial to the financial position and results of operations of the Company.

Reclassifications

Certain reclassifications have been made to the 2012 financial statements to conform to the 2013 presentation.

During 2013, the Company changed the presentation of derivative liabilities. As a result of this change, $72,512 was reclassified between the Other liabilities line and the Derivatives line in the 2012 Balance Sheet to conform to the 2013 presentation.

During 2013, the Company changed the presentation of deposit-type contract fund deposit and withdrawal activity within the Statement of Cash Flow. As a result of this change, $613,183 was reclassified from Other cash provided (applied) to Net withdrawals on deposit-type contracts and other insurance liabilities within the 2012 Statement of Cash Flow to conform to the 2013 presentation.

Mon Life 2013 SEC	33

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

On the 2012 Statements of Operations, $10,786 was reclassified from Premiums and other considerations, net of reinsurance: Annuity to Premiums and other considerations, net of reinsurance: Life as it was determined that this amount represented considerations for supplementary contracts with life contingencies and should be shown accordingly.

2. Prescribed and Permitted Statutory Accounting Practices

The State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company for determining its solvency under Iowa Insurance Law.

The NAIC SAP has been adopted as a component of prescribed or permitted practices by the State of Iowa. The State of Iowa adopted a prescribed accounting practice that differs from that found in the NAIC SAP related to reserve credits and secondary guarantee reinsurance treaties. As prescribed by Iowa Administrative Code 191-17.3(2), the commissioner found that the Company is entitled to take reserve credit for such a reinsurance contract in the amount equal to the portion of total reserves attributable to the secondary guarantee, whereas this type of reinsurance does not meet the specific requirements of SSAP No. 61, Life, Deposit-Type and Accident and Health Reinsurance and Appendix A-791 of the NAIC SAP.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practices prescribed by the State of Iowa is shown below:

	2013	2012	2011
Net income (loss) State of Iowa basis	$166,874	$143,456	$481,708
State prescribed practice for secondary guarantee reinsurance	—	—	—

Net income (loss), NAIC SAP	$166,874	$143,456	$481,708

Statutory surplus, State of Iowa basis	$971,224	$811,320	$980,853
State prescribed practice for secondary guarantee reinsurance	(38,696)	(36,211)	(33,734)

Statutory surplus, NAIC SAP	$932,528	$775,109	$947,119

Mon Life 2013 SEC	34

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

3. Accounting Changes and Correction of Errors

During 2013, the Company determined the mark-to-market adjustment on certain swap unwinds within its synthetic asset mortgage loan program were incorrectly not made for purposes of determining taxable income at December 31, 2011. Upon reviewing the impact on the prior years, an adjustment of $7,033 was designated as a prior year correction of an error and presented as a change in unassigned surplus for the year ended December 31, 2013.

During the first quarter of 2011, it was determined that the investment income credit calculation that was utilized at year end 2010 to determine the amount of income to remit to an affiliated reinsurer was incorrect. This prior year error resulted in an understatement of the amount of funds withheld investment income that should have been remitted to the affiliated reinsurer for the year of 2010 in the amount of $5,636. This correction has been presented as a change in unassigned surplus.

4. Fair Values of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Determination of fair value

The fair values of financial instruments are determined by management after taking into consideration several sources of data. When available, the Company uses quoted market prices in active markets to determine the fair value of its investments. The Company’s valuation policy utilizes a pricing hierarchy which dictates that publicly available prices are initially sought from indices and third-party pricing services. In the event that pricing is not available from these sources, those securities are submitted to brokers to obtain quotes. Lastly, securities are priced using internal cash flow modeling techniques. These valuation methodologies commonly use reported trades, bids, offers, issuer spreads, benchmark yields, estimated prepayment speeds, and/or estimated cash flows.

To understand the valuation methodologies used by third-party pricing services, the Company reviews and monitors their applicable methodology documents. Any changes to their methodologies are noted and reviewed for reasonableness. In addition, the Company performs in-depth reviews of prices received from third-party pricing services on a sample basis. The objective for such reviews is to demonstrate that the Company can corroborate detailed information such as assumptions, inputs and methodologies used in pricing individual securities

Mon Life 2013 SEC	35

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

against documented pricing methodologies. Only third-party pricing services and brokers with a substantial presence in the market and with appropriate experience and expertise are used.

Each month, the Company performs an analysis of the information obtained from indices, third-party services and brokers to ensure that the information is reasonable and produces a reasonable estimate of fair value. The Company considers both qualitative and quantitative factors as part of this analysis, including but not limited to, recent transactional activity for similar securities, review of pricing statistics and trends, and consideration of recent relevant market events. Other controls and procedures over pricing received from indices, third-party pricing services or brokers include validation checks such as exception reports which highlight significant price changes, stale prices or un-priced securities.

Fair value hierarchy

The Company’s financial assets and liabilities carried at fair value are classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets and liabilities (Level 1), and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s or a liability’s classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3). The levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets accessible at the measurement date.

Level 2 -	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3 -	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect the Company’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Mon Life 2013 SEC	36

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash Equivalents and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values. Cash is not included in the below tables.

Short-Term Notes Receivable from Affiliates: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair value.

Bonds and Stocks: The NAIC allows insurance companies to report the fair value determined by the SVO or to determine the fair value by using a permitted valuation method. The fair values of bonds and stocks are reported or determined using the following pricing sources: indexes, third party pricing services, brokers, external fund managers and internal models.

Fair values for fixed maturity securities (including redeemable preferred stock) actively traded are determined from third-party pricing services, which are determined as discussed above in the description of level one and level two values within the fair value hierarchy. For fixed maturity securities (including redeemable preferred stock) not actively traded, fair values are estimated using values obtained from third-party pricing services, or are based on non-binding broker quotes or internal models. In the case of private placements, fair values are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit and maturity of the investments.

Mortgage Loans on Real Estate: The fair values for mortgage loans on real estate are estimated utilizing discounted cash flows analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans.

Real estate: Real estate held for sale is typically valued utilizing independent external appraisers in conjunction with reviews by qualified internal appraisers. Valuations are primarily based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the value that the property’s net earning power will support, the value indicated by recent sales of comparable properties and the current cost of reproducing or replacing the property.

Other Invested Assets: The fair values for other invested assets, which include investments in surplus notes issued by other insurance companies and fixed or variable rate investments with underlying characteristics of bonds, were determined primarily by using indexes, third party pricing services and internal models.

Mon Life 2013 SEC	37

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Derivative Financial Instruments: The estimated fair values of interest rate caps and options are based upon the latest quoted market price at the balance sheet date. The estimated fair values of swaps, including interest rate and currency swaps are based on pricing models or formulas using current assumptions. The estimated fair value of credit default swaps are based upon the pricing differential as of the balance sheet date for similar swap agreements. The Company accounts for derivatives that receive and pass hedge accounting in the same manner as the underlying hedged instrument. If that instrument is held at amortized cost, then the derivative is also held at amortized cost.

Policy Loans: The fair value of policy loans is equal to the book value of the loan, which is stated at unpaid principal balance.

Securities Lending Reinvested Collateral: The cash collateral from securities lending is reinvested in various short-term and long-term debt instruments. The fair values of these investments are determined using the methods described above under Cash, Cash Equivalents and Short-Term Investments and Bonds and Stocks.

Receivable From/Payable to Parent, Subsidiaries and Affiliates: The carrying amount of receivable from/payable to affiliates approximates their fair value.

Separate Account Assets and Annuity Liabilities: The fair value of separate account assets are based on quoted market prices when available. When not available, they are valued in the same manner as general account assets as further described in this note. The fair value of separate account annuity liabilities is based on the account value for separate accounts business without guarantees. For separate accounts with guarantees, fair value is based on discounted cash flows.

Investment Contract Liabilities: Fair value for the Company’s liabilities under investment contracts, which include deferred annuities, GICs and funding agreements, are estimated using discounted cash flow calculations. The carrying value of the Company’s liabilities for deferred annuities with minimum guaranteed benefits is determined using a stochastic valuation as described in Note 8, which approximates the fair value. For investment contracts without minimum guarantees, fair value is estimated using discounted cash flows. For those liabilities that are short in duration, carrying amount approximates fair value.

Deposit-Type Contracts: The carrying amounts of deposit-type contracts reported in the accompanying balance sheets approximate their fair values.

Mon Life 2013 SEC	38

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Surplus Notes: Fair values for surplus notes are estimated using a discounted cash flow analysis based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

The Company accounts for its investments in affiliated common stock using the equity method of accounting; as such, they are not included in the following disclosures.

Fair values for the Company’s insurance contracts other than investment-type contracts (including separate account universal life liabilities) are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

Mon Life 2013 SEC	39

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables set forth a comparison of the estimated fair values and carrying amounts of the Company’s financial instruments, including those not measured at fair value in the balance sheets, as of December 31, 2013 and 2012, respectively:

	December 31 2013
	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$471,024	$471,024	$—	$471,024	$—	$—
Bonds	12,966,536	12,381,999	805,464	11,658,490	502,582	—
Preferred stocks, other than affiliates	8,955	9,541	—	8,819	136	—
Common stocks, other than affiliates	45,668	45,668	4,313	1	41,354	—
Mortgage loans on real estate	1,750,784	1,692,860	—	—	1,750,784	—
Other invested assets	139,312	132,528	—	132,614	6,698	—
Options	175,442	174,065	238	170,009	5,195	—
Interest rate swaps	4,890	4,215	—	4,890	—	—
Currency swaps	11,725	6,153	—	11,725	—	—
Credit default swaps	3,864	1,955	—	3,864	—	—
Policy loans	470,549	470,549	—	470,549	—	—
Securities lending reinvested collateral	322,142	322,209	—	322,142	—	—
Receivable from parent, subsidiaries and affiliates	30,774	30,774	—	57,108	—	—
Separate account assets	13,637,553	13,637,553	11,637,283	1,998,253	2,017	—
Liabilities
Investment contract liabilities	3,660,871	3,644,500	—	47,704	3,613,167	—
Interest rate swaps	(141,882)	4,164	—	(141,882)	—	—
Currency swaps	19,741	13,783	—	19,741	—	—
Credit default swaps	(4,576)	7,285	—	(4,576)	—	—
Separate account annuity liabilities	14,413,405	14,416,133	—	14,337,451	75,954	—
Surplus notes	168,622	160,000	—	—	168,622	—

Mon Life 2013 SEC	40

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31 2012
	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	Not practicable (Carrying Value)
Admitted assets
Cash equivalents and short-term investments, other than affiliates	$1,340,103	$1,340,103	$—	$1,340,103	$—	$—
Bonds	13,724,625	12,448,872	657,112	12,371,746	695,767	—
Preferred stocks, other than affiliates	7,715	8,418	—	7,579	136	—
Common stocks, other than affiliates	79,006	79,006	5,773	—	73,233	—
Mortgage loans on real estate	1,964,977	1,864,851	—	—	1,964,977	—
Other invested assets	145,019	135,696	—	136,328	8,691	—
Floors, caps, options and swaptions	96,009	96,009	65	95,944	—	—
Interest rate swaps	474,682	27,728	—	474,682	—	—
Currency swaps	13,552	5,960	—	13,552	—	—
Credit default swaps	1,283	36	—	1,283	—	—
Policy loans	477,665	477,665	—	477,665	—	—
Securities lending reinvested collateral	350,162	350,329	—	350,162	—	—
Receivable from parent, subsidiaries and affiliates	1,788	1,788	—	1,788	—	—
Separate account assets	11,548,616	12,669,510	9,723,879	1,800,699	24,038	—
Liabilities
Investment contract liabilities	4,522,569	4,619,786	—	435,540	4,087,029	—
Interest rate swaps	146,339	26,853	—	146,339	—	—
Currency swaps	37,673	39,587	—	37,673	—	—
Credit default swaps	2,616	6,072	—	2,616	—	—
Payable to parent, subsidiaries and affiliates	34,378	34,378	—	34,378	—	—
Separate account annuity liabilities	12,605,439	12,605,099	—	12,435,092	170,347	—
Surplus notes	178,570	160,000	—	—	178,570	—

Mon Life 2013 SEC	41

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2013 and 2012:

	2013
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Government	$—	$15,835	$—	$15,835
Industrial and miscellaneous	—	12,688	42,852	55,540

Total bonds	—	28,523	42,852	71,375
Preferred stock
Industrial and miscellaneous	—	—	136	136

Total preferred stock	—	—	136	136
Common stock
Industrial and miscellaneous	4,313	1	41,354	45,668

Total common stock	4,313	1	41,354	45,668
Short-term
Government	—	2	—	2
Industrial and miscellaneous	—	285,271	—	285,271
Mutual funds	—	185,481	—	185,481
Sweep accounts	—	270	—	270

Total short-term	—	471,024	—	471,024
Derivative assets	238	186,624	5,195	192,057
Separate account assets	11,637,283	1,998,253	13,923	13,649,459

Total assets	$11,641,834	$2,684,425	$103,460	$14,429,719

Liabilities:
Derivative liabilities	$—	$122,024	$—	$122,024
Separate account liabilities	538	1,129	—	1,667

Total liabilities	$538	$123,153	$—	$123,691

Mon Life 2013 SEC	42

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	2012
	Level 1	Level 2	Level 3	Total
Assets:
Bonds
Industrial and miscellaneous	$—	$27,052	$15,467	$42,519

Total bonds	—	27,052	15,467	42,519
Preferred stock
Industrial and miscellaneous	—	—	136	136

Total preferred stock	—	—	136	136
Common stock
Industrial and miscellaneous	5,773	—	73,233	79,006

Total common stock	5,773	—	73,233	79,006
Short-term investments
Government	—	2	—	2
Industrial and miscellaneous	—	1,098,015	—	1,098,015
Mutual funds	—	166,890	—	166,890
Sweep accounts	—	75,196	—	75,196

Total short-term investments	—	1,340,103	—	1,340,103
Derivative assets	66	97,509	—	97,575
Separate account assets	9,723,879	1,800,700	24,038	11,548,617

Total assets	$9,729,718	$3,265,364	$112,874	$13,107,956

Liabilities:
Derivative liabilities	$—	$21,020	$—	$21,020
Separate account liabilities	—	1,722	—	1,722

Total liabilities	$—	$22,742	$—	$22,742

Bonds classified in Level 2 are valued using inputs from third party pricing services or broker quotes. Level 3 measurements for bonds are primarily those valued using non-binding broker quotes, which cannot be corroborated by other market observable data or internal modeling which utilize inputs that are not market observable.

Preferred stock in Level 3 is being internally calculated.

Common stock in Level 3 is comprised primarily of shares in the Federal Home Loan Bank (FHLB) of Des Moines, which are valued at par as a proxy for fair value as they can only be redeemed by the bank. In addition, the Company owns common stock being carried at book value and some warrants that are valued using broker quotes.

Mon Life 2013 SEC	43

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Short-term investments are classified as Level 2 as they are carried at amortized cost, which approximates fair value.

Derivatives classified as Level 2 would represent over-the-counter (OTC) contracts valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades or external pricing services.

Derivatives classified as Level 3 represent OTC contracts valued using internal pricing models based on observable bond market prices and other market observable data or third party pricing and broker quotes.

Separate account assets are valued and classified in the same way as general account assets (described above). For example, separate account assets in Level 3 are those valued using non-binding broker quotes, which cannot be corroborated by other market observable data or internal modeling which utilize inputs that are not market observable.

Separate account liabilities consist of derivative liabilities held on the separate accounts. They are valued in the same way as the general account derivatives (described above).

During 2013 and 2012, there were no transfers between Level 1 and 2, respectively.

Mon Life 2013 SEC	44

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables summarize the changes in assets classified in Level 3 for 2013 and 2012:

	Balance at January 1, 2013	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$247	$—	$—	$(128)	$95
Other	15,220	12,501	—	(569)	17,686
Preferred stock	136	—	—	—	—
Common stock	73,233	84	—	(13)	(1,005)
Derivatives	—	—	—	2,753	—
Separate account assets	24,038	—	11,839	78	2,777

Total	$112,874	$12,585	$11,839	$2,121	$19,553

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2013
Bonds
RMBS	$—	$—	$—	$—	$214
Other	142	—	—	2,342	42,638
Preferred stock	—	—	—	—	136
Common stock	15	—	18,725	12,234	41,355
Derivatives	—	2,442	—	—	5,195
Separate account assets	—	—	—	1,131	13,923

Total	$157	$2,442	$18,725	$15,707	$103,461

Mon Life 2013 SEC	45

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Balance at January 1, 2012	Transfers into Level 3	Transfers out of Level 3	Total Gains and (Losses) Included in Net income (a)	Total Gains and (Losses) Included in Surplus (b)
Bonds
RMBS	$1,219	$621	$1,047	$(198)	$(236)
Other	13,224	3,149	2,993	(1,835)	3,127
Preferred stock	136	—	—	—	—
Common stock	78,106	—	788	—	(2,486)
Derivatives	—	4,257	—	—	1,400
Separate account assets	31,150	1,145	1,033	104	(6,422)

Total	$123,835	$9,172	$5,861	$(1,929)	$(4,617)

	Purchases	Issuances	Sales	Settlements	Balance at December 31, 2012
Bonds
RMBS	$—	$—	$—	$112	$247
Other	30	2,610	—	2,092	15,220
Preferred stock	—	—	—	—	136
Common stock	—	2,116	—	3,715	73,233
Derivatives	6,369	—	—	12,026	—
Separate account assets	—	—	—	906	24,038

Total	$6,399	$4,726	$—	$18,851	$112,874

(a)	Recorded as a component of Net Realized Capital Gains/Losses in the Statements of Operations
(b)	Recorded as a component of Change in Net Unrealized Capital Gains/Losses in the Statements of Changes in Capital and Surplus

The Company’s policy is to recognize transfers in and out of levels as of the beginning of the reporting period.

Transfers in for bonds were attributed to securities being valued using third party vendor inputs at December 31, 2012 and 2011, subsequently changing to being internally modeled during 2013 and 2012. In addition, transfers in for bonds were attributed to securities being carried at amortized cost at December 31, 2012 and 2011, subsequently being carried at fair value during 2013 and 2012. Transfers in for bonds were also attributed to securities being valued using broker quotes which utilize observable inputs at December 31, 2011, subsequently changing to being valued using broker quotes which utilize unobservable inputs during 2012.

Mon Life 2013 SEC	46

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Transfers out for bonds were attributed to securities being carried at fair value at December 31, 2011, subsequently changing to being carried at amortized cost during 2012. Also, transfers out for bonds were the result of securities being valued using internal models at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012.

Transfers in for common stock were attributed to securities being valued using third party vendor inputs at December 31, 2012, subsequently changing to being internally modeled during 2013.

Transfers out for common stock were attributed to securities being valued using a stale price at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012.

Transfers in for derivatives were attributed to securities being carried at amortized cost at December 31, 2011, subsequently changing to being carried at fair value during 2012.

Transfers in for separate account bonds were partly attributed to securities being valued using third party vendor inputs at December 31, 2011, subsequently changing to being valued using a stale price, thus causing the transfer into Level 3 during 2012. Transfers in for separate account bonds were also attributed to securities being carried at amortized cost at December 31, 2011, subsequently changing to being carried at fair value during 2012.

Transfers out for separate account bonds were partly attributed to securities being valued using non-binding broker quotes or internal modeling which utilize unobservable inputs at December 21, 2012, subsequently changing to being valued using third party vendor inputs during 2013. Transfers out for separate account bonds were attributed to securities being valued using internal modeling at December 31, 2011, subsequently changing to being valued using third party vendor inputs during 2012.

Nonrecurring fair value measurements

As indicated in Note 1, real estate held for sale is measured at the lower of carrying amount or fair value less cost to sell. As of December 31, 2013 and 2012, the Company has several properties that are held for sale. Therefore, these properties are carried at fair value less cost to sell, which amounts to $6,900 and $4,792 as of December 31, 2013 and 2012, respectively.

The properties held for sale include one home office property with a fair value of $3,500 as of December 31, 2013 and 2012. Fair value of this property was determined based upon an external appraisal following the income approach. In addition, several residential properties are held for sale with a fair value of $3,400 and $1,292 as of December 31, 2013 and 2012, respectively. Fair value for these residential properties was also determined based upon external appraisals.

Mon Life 2013 SEC	47

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The fair value measurements are classified in Level 3 as the external appraisals utilize inputs and adjustments for the specific attributes of these properties that are not market observable.

5. Investments

The carrying amounts and estimated fair values of investments in bonds and preferred stocks are as follows:

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$603,161	$11,257	$3,328	$16,419	$594,671
State, municipal and other government	407,239	36,555	1,818	8,507	433,469
Hybrid securities	405,592	7,433	53,637	73	359,315
Industrial and miscellaneous	8,507,349	752,983	64,818	93,914	9,101,600
Mortgage and other asset-backed securities	2,401,458	115,242	60,791	24,903	2,431,006

	12,324,799	923,470	184,392	143,816	12,920,061
Unaffiliated preferred stocks	9,541	411	997	—	8,955

	$12,334,340	$923,881	$185,389	$143,816	$12,929,016

Mon Life 2013 SEC	48

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses 12 Months or More	Gross Unrealized Losses less Than 12 Months	Estimated Fair Value
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$374,681	$69,908	$71	$32	$444,486
State, municipal and other government	439,755	80,688	6,794	83	513,566
Hybrid securities	407,536	10,892	102,392	—	316,036
Industrial and miscellaneous	8,568,198	1,242,136	12,199	14,798	9,783,337
Mortgage and other asset-backed securities	2,601,502	139,599	118,613	1,714	2,620,774

	12,391,672	1,543,223	240,069	16,627	13,678,199
Unaffiliated preferred stocks	8,418	275	978	—	7,715

	$12,400,090	$1,543,498	$241,047	$16,627	$13,685,914

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 219 and 192 securities with a carrying amount of $1,506,148 and $1,524,672 and an unrealized loss of $185,389 and $241,047 with an average price of 87.7 and 84.2 (fair value/amortized cost). Of this portfolio, 76.4% and 66.6% were investment grade with associated unrealized losses of $124,981 and $107,124, respectively.

At December 31, 2013 and 2012, respectively, for bonds and preferred stocks that have been in a continuous loss position for less than twelve months, the Company held 461 and 144 securities with a carrying amount of $3,079,455 and $874,294 and an unrealized loss of $143,816 and $16,627 with an average price of 95.3 and 98.1 (fair value/amortized cost). Of this portfolio, 97.3% and 96.8% were investment grade with associated unrealized losses of $140,339 and $15,035, respectively.

At December 31, 2013 and 2012, respectively, for common stocks that have been in a continuous loss position for greater than or equal to twelve months, the Company held 3 and 3 securities with a cost of $14 and $14 and an unrealized loss of $1 and $1 with an average price of 96.9 and 96.9 (fair value/cost).

At December 31, 2013 and 2012, respectively, for common stocks that have been in a continuous loss position for less than twelve months, the Company held 2 and 5 securities with a cost of $14,052 and $28,665 and an unrealized loss of $1 and $78 with an average price of 100.0 and 99.7 (fair value/cost).

Mon Life 2013 SEC	49

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The estimated fair value of bonds, preferred stocks and common stocks with gross unrealized losses at December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2013
Unaffiliated bonds:
United States Government and agencies	$15,070	$372,247	$387,317
State, municipal and other government	9,976	110,669	120,645
Hybrid securities	197,309	22,080	219,389
Industrial and miscellaneous	590,431	1,823,597	2,414,028
Mortgage and other asset-backed securities	505,970	607,046	1,113,016

	1,318,756	2,935,639	4,254,395
Unaffiliated preferred stocks	2,003	—	2,003
Unaffiliated common stocks	14	14,051	14,065

	$1,320,773	$2,949,690	$4,270,463

	Losses 12 Months or More	Losses Less Than 12 Months	Total
December 31, 2012
Unaffiliated bonds:
United States Government and agencies	$3,328	$14,923	$18,251
State, municipal and other government	35,022	3,614	38,636
Hybrid securities	202,462	—	202,462
Industrial and miscellaneous	189,141	781,804	970,945
Mortgage and other asset-backed securities	851,649	57,326	908,975

	1,281,602	857,667	2,139,269
Unaffiliated preferred stocks	2,022	—	2,022
Unaffiliated common stocks	14	28,588	28,602

	$1,283,638	$886,255	$2,169,893

Mon Life 2013 SEC	50

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The carrying amount and estimated fair value of bonds at December 31, 2013, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Carrying Amount	Estimated Fair Value
Due in one year or less	$216,702	$219,687
Due after one year through five years	1,968,356	2,103,074
Due after five years through ten years	2,014,564	2,117,004
Due after ten years	5,723,719	6,049,290

	9,923,341	10,489,055
Mortgage and other asset-backed securities	2,401,458	2,431,006

	$12,324,799	$12,920,061

For impairment policies related to non-structured and structured securities, refer to Note 1 under Investments.

Banking

At December 31, 2013 the Company’s banking sector portfolio had investments in an unrealized loss position which had a fair value of $651,783 and a carrying value of $746,112, resulting in a gross unrealized loss of $94,329. The gross unrealized losses in the banking sub-sector primarily reflect low floating rate coupons on some securities, credit spread widening since the time of acquisition due to the Sovereign debt crisis in Europe, residual impact from the U.S. financial crisis, and global economic uncertainty. Following the implementation of new, more stringent global legislation on bank capital and liquidity requirements, credit spreads in the sector have outperformed the broader corporate market in 2013. Decisive steps by EU leaders and world central banks continue to stabilize the euro and improve funding conditions for most banks. Globally, there remain pockets of concentrated risk on bank balance sheets, and ratings for some countries and banks remain under pressure, but the banking sub-sector has largely been strengthened and oversight increased.

The value of the Company’s investments in deeply subordinated securities in the financial services sector may be significantly impacted if issuers of certain securities with optional deferral features exercise the option to defer coupon payments or are required to defer as a condition of receiving government aid. The deeply subordinated securities issued by non-US Banks are broadly referred to as capital securities which can be categorized as Tier 1 or Upper Tier 2. Capital securities categorized as “Tier 1” are typically perpetual with a non-cumulative coupon that can be deferred under certain conditions. Capital securities categorized as “Upper Tier 2” are

Mon Life 2013 SEC	51

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

generally perpetual with a cumulative coupon that is deferrable under certain conditions. The deeply subordinated securities issued by US Banks can be categorized as Trust Preferred or Hybrid. Capital securities categorized as trust preferred typically have an original maturity of 30 years with call features after 10 years with a cumulative coupon that is deferrable under certain conditions. Capital securities categorized as hybrid typically have an original maturity of more than 30 years, may be perpetual and are generally subordinate to traditional trust preferred securities.

The Company evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of December 31, 2013.

Subprime Mortgages

At December 31, 2013, the Company’s asset-backed securities (ABS) subprime mortgages portfolio had investments in an unrealized loss position which had a fair value of $382,043 and a carrying value of $418,865, resulting in a gross unrealized loss of $36,822. ABS – housing securities are secured by pools of residential mortgage loans primarily those which are categorized as subprime. The unrealized loss is primarily due to decreased liquidity and increased credit spreads in the market combined with significant increases in expected losses on loans within the underlying pools.

The Company does not currently invest in or originate whole loan residential mortgages. The Company categorizes ABS issued by a securitization trust as having subprime mortgage exposure when the average credit score of the underlying mortgage borrowers in a securitization trust is below 660 at issuance. The Company also categorizes ABS issued by a securitization trust with second lien mortgages as subprime mortgage exposure, even though a significant percentage of second lien mortgage borrowers may not necessarily have credit scores below 660 at issuance. The Company does not have any “direct” residential mortgages to subprime borrowers outside of the ABS structures.

All ABS subprime mortgage securities are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and are reviewed quarterly. Model output is generated under base and stress-case scenarios. The Company’s internal ABS-housing asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to-value, loan size and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults

Mon Life 2013 SEC	52

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

Loss severity assumptions were determined by observing historical rates from broader market data and by adjusting those rates for vintage specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Once the entire pool is modeled, the results are closely analyzed by the Company’s internal asset specialist to determine whether or not the particular tranche or holding is at risk for not collecting all contractual cash flows, taking into account the seniority and other terms of the tranches held.

If cash flow models indicate a credit event will impact future cash flows and the Company does not have the intent to sell the tranche or holding and does have the intent and ability to hold the security, the security is impaired to discounted cash flows. As the remaining unrealized losses in the ABS subprime mortgage portfolio relate to holdings where the Company expects to receive full principal and interest, the Company does not consider the underlying investments to be impaired as of December 31, 2013.

There were no loan-backed securities with a recognized other-than-temporary impairment (OTTI) due to intent to sell or lack of intent and ability to hold during the years ended December 31, 2103, 2012 or 2011.

Mon Life 2013 SEC	53

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following tables provide the aggregate totals for loan-backed securities with a recognized OTTI due to the Company’s cash flow analysis, in which the security is written down to estimated future cash flows discounted at the security’s effective yield.

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2013
1st quarter present value of cash flows expected to be less than the amortized cost basis	$64,235	$4,238	$59,997	$29,895
2nd quarter present value of cash flows expected to be less than the amortized cost basis	63,316	23,474	39,842	23,109
3rd quarter present value of cash flows expected to be less than the amortized cost basis	51,903	6,627	45,276	23,345
4th quarter present value of cash flows expected to be less than the amortized cost basis	42,936	6,503	36,433	22,696

Aggregate total	$222,390	$40,842	$181,548	$99,045

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2012
1st quarter present value of cash flows expected to be less than the amortized cost basis	$39,343	$1,922	$37,421	$25,549
2nd quarter present value of cash flows expected to be less than the amortized cost basis	49,355	3,300	46,055	21,984
3rd quarter present value of cash flows expected to be less than the amortized cost basis	36,667	2,145	34,522	20,556
4th quarter present value of cash flows expected to be less than the amortized cost basis	36,404	885	35,519	17,847

Aggregate total	$161,769	$8,252	$153,517	$85,936

Mon Life 2013 SEC	54

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Amortized Cost before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value
Year ended December 31, 2011
1st quarter present value of cash flows expected to be less than the amortized cost basis	$70,530	$5,417	$65,113	$32,730
2nd quarter present value of cash flows expected to be less than the amortized cost basis	78,321	4,614	73,707	32,487
3rd quarter present value of cash flows expected to be less than the amortized cost basis	58,385	3,162	55,223	35,076
4th quarter present value of cash flows expected to be less than the amortized cost basis	54,581	7,175	47,406	39,648

Aggregate total	$261,817	$20,368	$241,449	$139,941

Mon Life 2013 SEC	55

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following loan-backed and structured securities were held at December 31, 2013, for which an OTTI was recognized during the current reporting period:

CUSIP	Amortized Cost before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Quarter in which Impairment Occurred
00075XAG2	$9,270	$8,751	$519	$8,751	$341	1Q 2013
00442LAD1	2,454	2,325	129	2,325	2,088	1Q 2013
02148YAJ3	84	82	2	82	45	1Q 2013
02149QAD2	3,277	3,234	43	3,234	2,721	1Q 2013
045427AE1	753	311	442	311	169	1Q 2013
05953YAG6	215	209	6	209	159	1Q 2013
14984WAA8	11,205	10,969	236	10,969	10,570	1Q 2013
35729PPC8	4,000	3,869	131	3,869	703	1Q 2013
39539KAF0	213	205	8	205	199	1Q 2013
46628SAJ2	2,367	2,247	120	2,247	2,287	1Q 2013
55308LAB2	5,692	5,230	462	5,230	3,740	1Q 2013
65536PAA8	15	14	1	14	10	1Q 2013
75971EAF3	4,666	4,576	90	4,576	3,462	1Q 2013
761118VY1	3,127	3,065	62	3,065	2,444	1Q 2013
81379EAD4	47	—	47	—	1	1Q 2013
83612TAF9	7,863	7,176	687	7,176	358	1Q 2013
86358EZU3	8,849	7,653	1,196	7,653	525	1Q 2013
3622NAAC4	82	81	1	81	72	1Q 2013
00075XAG2	8,737	4,832	3,905	4,832	298	2Q 2013
05953YAG6	202	199	3	199	149	2Q 2013
126670ZN1	7,108	3,498	3,610	3,498	6,137	2Q 2013
126694A32	1,710	1,698	12	1,698	1,432	2Q 2013
14984WAA8	10,701	10,522	179	10,522	10,201	2Q 2013
24763LDE7	190	189	1	189	147	2Q 2013
35729PPC8	3,857	3,793	64	3,793	403	2Q 2013
68400DAG9	5,917	547	5,370	547	8	2Q 2013
68403HAF9	2,226	4	2,222	4	2	2Q 2013
83611MMM7	7,430	7,128	302	7,128	408	2Q 2013
83612TAC6	7,498	6,902	596	6,902	3,863	2Q 2013
83612TAF9	7,159	18	7,141	18	18	2Q 2013

Mon Life 2013 SEC	56

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

CUSIP	Amortized Cost before Current Period OTTI	Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value	Quarter in which Impairment Occurred
86358EZU3	554	486	68	486	28	2Q 2013
61753NAC4	28	27	1	27	15	2Q 2013
00075XAG2	4,819	2,950	1,869	2,950	90	3Q 2013
00442LAD1	2,163	2,055	108	2,055	2,627	3Q 2013
02146QAB9	64	63	1	63	108	3Q 2013
02149QAD2	3,087	3,083	4	3,083	2,600	3Q 2013
045427AE1	291	283	8	283	383	3Q 2013
059515AC0	555	528	27	528	402	3Q 2013
05953YAG6	193	183	10	183	145	3Q 2013
35729PPC8	3,783	3,598	185	3,598	355	3Q 2013
36245RAA7	719	714	5	714	540	3Q 2013
39539KAF0	151	151	—	151	127	3Q 2013
61754HAB8	352	341	11	341	245	3Q 2013
68400DAG9	543	4	539	4	2	3Q 2013
75970QAJ9	3,245	3,162	83	3,162	2,691	3Q 2013
75971EAF3	4,459	4,398	61	4,398	3,532	3Q 2013
761118VY1	3,497	3,273	224	3,273	2,843	3Q 2013
83611MMM7	7,118	6,863	255	6,863	356	3Q 2013
83612TAC6	6,899	6,751	148	6,751	3,855	3Q 2013
86358EZU3	7,508	4,477	3,031	4,477	329	3Q 2013
52524YAF0	2,430	2,373	57	2,373	2,102	3Q 2013
61753NAC4	26	26	—	26	14	3Q 2013
00075XAG2	2,937	1,013	1,924	1,013	57	4Q 2013
00442LAD1	1,980	1,931	49	1,931	2,724	4Q 2013
02149QAD2	2,983	2,902	81	2,902	2,589	4Q 2013
045427AE1	270	218	52	218	169	4Q 2013
24763LDE7	189	164	25	164	154	4Q 2013
35729PPC8	3,589	3,174	415	3,174	343	4Q 2013
75970QAJ9	3,127	2,974	153	2,974	2,684	4Q 2013
75971EAF3	4,325	4,127	198	4,127	3,599	4Q 2013
761118RM2	1,818	1,490	328	1,490	1,620	4Q 2013
83611MMM7	6,854	6,457	397	6,457	757	4Q 2013
83612TAC6	6,716	6,518	198	6,518	4,026	4Q 2013
86358EZU3	4,443	1,936	2,507	1,936	279	4Q 2013
12640WAG5	1,995	1,851	144	1,851	2,111	4Q 2013
61753NAC4	25	24	1	24	15	4Q 2013
45660LKW8	1,685	1,652	33	1,652	1,571	4Q 2013

Mon Life 2013 SEC	57

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The unrealized losses of loan-backed and structured securities where fair value is less than cost or amortized cost for which an OTTI has not been recognized in earnings as of December 31, 2013 and 2012 is as follows:

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2013
The aggregate amount of unrealized losses	$115,229	$24,886
The aggregate related fair value of securities with unrealized losses	605,686	607,046

	Losses 12 Months or More	Losses Less Than 12 Months
Year ended December 31, 2012
The aggregate amount of unrealized losses	$235,956	$7,106
The aggregate related fair value of securities with unrealized losses	917,808	79,785

Detail of net investment income is presented below:

	Year Ended December 31
	2013	2012	2011
Income:
Bonds	$608,872	$665,143	$698,531
Preferred stocks	4,516	3,791	3,007
Common stocks	1,893	3,599	3,305
Mortgage loans on real estate	98,876	119,979	123,944
Real estate	1,247	1,018	1,095
Policy loans	29,032	29,076	30,126
Cash, cash equivalents and short-term investments	1,353	2,203	2,440
Derivatives	12,632	15,357	5,840
Other invested assets	3,991	13,212	8,697
Other	(738)	3,441	1,121

Gross investment income	761,674	856,819	878,106
Less investment expenses	32,345	34,505	36,065

Net investment income	$729,329	$822,314	$842,041

Mon Life 2013 SEC	58

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Proceeds from sales and other disposals (excluding maturities) of bonds and preferred stock and related gross realized capital gains and losses were as follows:

	Year Ended December 31
	2013	2012	2011
Proceeds	$1,582,738	$4,357,730	$2,597,080

Gross realized gains	$12,758	$417,006	$66,223
Gross realized losses	(13,236)	(27,531)	(22,934)

Net realized capital gains (losses)	$(478)	$389,475	$43,289

The Company had gross realized losses for the years ended December 31, 2013, 2012 and 2011 of $41,176, $22,898 and $33,707, respectively, which relate to losses recognized on other-than-temporary declines in the fair value of bonds and preferred stocks.

Net realized capital gains (losses) on investments are summarized below:

	Realized
	Year Ended December 31
	2013	2012	2011
Bonds	$(41,648)	$366,392	$9,633
Preferred stocks	—	185	(51)
Common stocks	(203)	181	2,699
Mortgage loans on real estate	(30)	(3,240)	(8,533)
Real estate	(2,742)	(3,704)	(1,869)
Cash, cash equivalents and short-term investments	1	1	14
Derivatives	(66,568)	(47,592)	(115,760)
Other invested assets	20,448	24,655	14,586

	(90,742)	336,878	(99,281)
Federal income tax effect	35,916	(128,376)	24,360
Transfer to (from) interest maintenance reserve	43,475	(216,378)	46,079

Net realized capital losses on investments	$(11,351)	$(7,876)	$(28,842)

At December 31, 2013 and 2012, the Company had recorded investments in restructured securities of $320 and $7,170, respectively. The capital (losses) taken as a result of restructures in 2013, 2012 and 2011 were $(156), $(368) and $(6,868), respectively. The Company often has impaired a security prior to the restructure date. These impairments are not included in the calculation of restructure related losses and are accounted for as a realized loss, reducing the cost basis of the security involved.

Mon Life 2013 SEC	59

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The changes in net unrealized capital gains and losses on investments were as follows:

	Change in Unrealized
	Year Ended December 31
	2013	2012	2011
Bonds	$50,095	$(16,551)	$4,454
Preferred stocks	—	1,408	(1,408)
Common stocks	(892)	(4,558)	(5,607)
Affiliated entities	(4,768)	(5,899)	(570)
Mortgage loans on real estate	253	1,255	(1,637)
Derivatives	94,576	26,867	3,422
Other invested assets	18,545	(38,135)	(4,716)

Change in unrealized capital gains (losses), before tax	157,809	(35,613)	(6,062)
Taxes on unrealized capital gains/loss	(62,279)	2,354	(6,021)

Change in unrealized capital gains (losses), net of tax	$95,530	$(33,259)	$(12,083)

The Company’s investments in mortgage loans principally involve commercial real estate.

The credit quality of mortgage loans by type of property for the year ended December 31, 2013 were as follows:

	Farm	Commercial	Total
AAA - AA	$755	$1,151,315	$1,152,070
A	40,812	330,399	371,211
BBB	6,719	22,496	29,215
BB	—	131,804	131,804
B	—	3,352	3,352

	$48,286	$1,639,366	$1,687,652

The credit quality for commercial and farm mortgage loans was determined based on an internal credit rating model which assigns a letter rating to each mortgage loan in the portfolio as an indicator of the credit quality of the mortgage loan. The internal credit rating model was designed based on rating agency methodology, then modified for credit risk associated with the Company’s mortgage lending process, taking into account such factors as projected future cash flows, net operating income, and collateral value. The model produces a credit rating score and an associated letter rating which is intended to align with S&P ratings as closely as possible. Information supporting the credit risk rating process is updated at least annually.

During 2013, the maximum and minimum lending rates for mortgage loans during were 5.87% and 3.00%, respectively. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2013 at the time of

Mon Life 2013 SEC	60

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

origination was 77%. During 2013, the Company did not reduce interest rates on any outstanding mortgages. At December 31, 2013, mortgage loans with a carrying value of $1,061 were non-income producing for the previous 180 days. There was no accrued interest related to these mortgage loans that required excluding the amount from investment income at December 31, 2013. The Company did not have any taxes, assessments and other amounts advanced not included in the mortgage loan total for the year ended December 31, 2013.

The following tables provide the age analysis of mortgage loans aggregated by type:

		Residential		Commercial
December 31, 2013	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$48,286	$—	$3,930	$—	$1,505,460	$133,906	$1,691,582
(b) 30-59 Days Past Due	—	—	217	—	—	—	217
(c) 60-89 Days Past Due	—	—	—	—	—	—	—
(d) 90-179 Days Past Due	—	—	—	—	—	—	—
(e) 180+ Days Past Due	—	—	1,061	—	—	—	1,061

		Residential		Commercial
December 31, 2012	Farm	Insured	All Other	Insured	All Other	Mezzanine	Total
Recorded Investment (All)
(a) Current	$74,872	$—	$4,176	$—	$1,608,517	$175,705	$1,863,270
(b) 30-59 Days Past Due	—	—	190	—	—	—	190
(c) 60-89 Days Past Due	—	—	125	—	—	—	125
(d) 90-179 Days Past Due	—	—	138	—	—	—	138
(e) 180+ Days Past Due	—	—	1,128	—	—	—	1,128

During 2012, the maximum and minimum lending rates for mortgage loans during were 5.00% and 3.65%, respectively. The maximum percentage of any one mortgage loan to the value of the underlying real estate originated during the year ending December 31, 2012 at the time of origination was 67%. During 2012, the Company did not reduce interest rates on any outstanding mortgages. At December 31, 2012, mortgage loans with a carrying value of $1,128 were non-income producing for the previous 180 days. Accrued interest of $152 related to these mortgage loans was excluded from investment income at December 31, 2012. The Company did not have any taxes, assessments and other amounts advanced not included in the mortgage loan total for the year ended December 31, 2012.

At December 31, 2013 and 2012, respectively, the net admitted asset value in impaired loans with a related allowance for credit losses was $7,983 and $7,926. The Company held an allowance for credit losses on mortgage loans in the amount of $247 and $499 at December 31, 2013 and 2012, respectively. The average recorded investment in impaired loans during 2013 and 2012 was $7,915 and $7,735, respectively. There was no recorded investment in impaired loans without an allowance for credit losses during 2013 or 2012.

Mon Life 2013 SEC	61

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The following table provides a reconciliation of the beginning and ending balances for the allowance for credit losses on mortgage loans:

	Year Ended December 31
	2013	2012	2011
Balance at beginning of period	$499	$1,754	$117
Additions, net charged to operations	—	—	1,754
Recoveries in amounts previously charged off	(252)	(1,255)	(117)

Balance at end of period	$247	$499	$1,754

The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 91 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis. The Company recognized $540, $552 and $312 of interest income on impaired loans for the years ended December 31, 2013, 2012 and 2011, respectively. The Company recognized interest income on a cash basis of $540, $552 and $312 for the years ended December 31, 2013, 2012 and 2011, respectively.

The fair value of property is determined based on an appraisal from a third-party appraiser, along with information obtained from discussions with internal asset managers and a listing broker regarding recent comparable sales data and other relevant property information. Impairment losses of $2,768, $3,996 and $2,373 were taken on real estate in 2013, 2012 and 2011, respectively, to write the book value down to the current fair value and were reflected as realized losses in the statements of operations.

During 2013 and 2012, respectively, mortgage loans of $7,754 and $4,690 were foreclosed or acquired by deed and transferred to real estate. At December 31, 2013 and 2012, the Company held a mortgage loan loss reserve in the AVR of $21,969 and $17,693, respectively.

Mon Life 2013 SEC	62

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company’s mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

Geographic Distribution
	December 31
	2013	2012
Pacific	25%	22%
South Atlantic	19	18
Middle Atlantic	16	24
E. South Central	13	12
W. South Central	10	8
Mountain	7	6
E. North Central	5	4
W. North Central	4	4
New England	1	2

Property Type Distribution
	December 31
	2013	2012
Office	47%	48%
Retail	18	18
Apartment	14	15
Industrial	10	9
Other	4	3
Medical	4	3
Agricultural	3	4
Residential	0	0

At December 31, 2013, 2012 and 2011, the Company held mortgage loans with a total net admitted value of $378, $137 and $137, respectively, which had been restructured in accordance with SSAP No. 36, Troubled Debt Restructuring. There were no realized losses during the years ended December 31, 2013, 2012 and 2011 related to such restructurings. There were no commitments to lend additional funds to debtors owing receivables at December 31, 2013, 2012 or 2011.

During 2012, the Company recorded an impairment of $694 for its investment in Green Mountain Partners II, L.P. The impairment was taken because the decline in fair value of the fund was deemed to be other than temporary and a recovery in value from the remaining underlying investments in the fund was not anticipated. The write-down was included in net realized capital gains (losses) within the statements of operations.

During 2011, the Company recorded an impairment of $1,982 for its investment in Ridge Capital Fund I, L.P. The impairment was taken because the decline in fair value of the fund was deemed to be other than temporary and a recovery in value from the remaining underlying investments in the fund was not anticipated. The write-down was included in net realized capital gains (losses) within the statements of operations.

On December 31, 2010, the Company acquired two real estate related limited liability company interests (Transamerica Pyramid Properties, LLC and Transamerica Realty Properties, LLC) from Transamerica Life Insurance Company (TLIC), an affiliate, for a combined purchase price of $252,975. The price paid was based predominantly on the valuations of the properties within each of those entities. This transaction was accounted for as a business combination using the statutory purchase method and resulted in goodwill of $100,674, which was included in the

Mon Life 2013 SEC	63

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

carrying amount of these other invested assets. Amortization in the amount of $10,067 was recorded during each of the years ending December 31, 2013 and 2012, which is reflected in the carrying value of these other invested assets with an offset to the change in net unrealized capital gains/losses. As the carrying amount of the total positive goodwill of the Company exceeded 10% of the September 30, 2013 capital and surplus, adjusted to exclude positive goodwill and net deferred tax assets as of September 30, 2013, goodwill in the amount of $10,702 associated with this transaction was nonadmitted at December 31, 2013. The entire goodwill balance associated with this transaction was admitted at December 31, 2012.

For the year ending December 31, 2013, the Company had ownership interests in forty-eight LIHTC properties. The remaining years of unexpired tax credits ranged from one to nine and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from one to fourteen years. The amount of contingent equity commitments expected to be paid during the years 2014 to 2025 is $2,032. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

For the year ending December 31, 2012, the Company had ownership interests in fifty-seven LIHTC properties. The remaining years of unexpired tax credits ranged from one to thirteen and none of the properties were subject to regulatory review. The length of time remaining for holding periods ranged from one to fifteen years. The amount of contingent equity commitments expected to be paid during the years 2013 to 2025 is $7,640. There were no impairment losses, write-downs or reclassifications during the year related to any of these credits.

The following tables provide the carrying value of state transferable tax credits gross of any related tax liabilities and total unused transferable tax credits by state and in total as of December 31, 2013 and 2012:

		December 31, 2013
Description of State Transferable and Non-transferable Tax Credits	State	Carrying Value	Unused Amount*
Low-Income Housing Tax Credits	MA	$462	$1,033

Total		$462	$1,033

		December 31, 2012
Description of State Transferable and Non-transferable Tax Credits	State	Carrying Value	Unused Amount
Low-Income Housing Tax Credits	MA	$810	$1,381

Total		$810	$1,381

*The	unused amount reflects credits that the Company deems will be realizable in the period from 2014 to 2015.

Mon Life 2013 SEC	64

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company had no non-transferable state tax credits.

The Company estimated the utilization of the remaining state transferable tax credits by projecting a future tax liability based on projected premium, tax rates and tax credits and comparing the projected future tax liability to the availability of remaining state transferable tax credits. The Company had no impairment losses related to state transferable tax credits as of December 31, 2013, 2012 and 2011.

Derivatives

The Company has entered into collateral agreements with certain counterparties wherein the counterparty is required to post assets (cash or securities) on the Company’s behalf in an amount equal to the difference between the net positive fair value of the contracts and an agreed upon threshold based on the credit rating of the counterparty. If the net fair value of all contracts with this counterparty is negative, then the Company is required to post similar assets (cash or securities).

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a positive fair value amounted to $370,542 and $585,525, respectively.

At December 31, 2013 and 2012, the fair value of all derivative contracts, aggregated at a counterparty level, with a negative fair value amounted to $47,904 and $186,630, respectively.

For the years ended December 31, 2013, 2012 and 2011, the Company has recorded $88,048, $287 and $(14,830), respectively, for the component of derivative instruments utilized for hedging purposes that did not qualify for hedge accounting. This has been recorded directly to unassigned surplus as an unrealized gain (loss).

The Company did not recognize any unrealized gains or losses during 2013, 2012 or 2011 that represented the component of derivative instruments gain or loss that was excluded from the assessment of hedge effectiveness.

The maximum term over which the Company is hedging its exposure to the variability of future cash flows is approximately 20 years for forecasted hedge transactions.

For the years ended December 31, 2013, 2012 and 2011 none of the Company’s cash flow hedges have been discontinued as it was probable that the original forecasted transactions would occur by the end of the originally specified time period documented at inception of the hedging relationship.

Mon Life 2013 SEC	65

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As of December 31, 2013 and 2012, the company has accumulated deferred gains in the amount of $3,616 and $3,822, respectively, related to the termination of swaps that were hedging forecasted transactions. It is expected that these gains will be used as basis adjustments on futures asset purchases expected to transpire throughout 2026.

At December 31, 2013 and 2012, the Company had replicated assets with a fair value of $562,373 and $469,474, respectively, and credit default and forward starting interest rate swaps with a fair value of $8,188 and $(26,540), respectively.

For the year ended December 31, 2013 and 2012, the Company recognized $77 and $1,639 in capital losses related to replication transactions.

As stated in Note 1, the Company replicates investment grade corporate bonds by writing credit default swaps. As a writer of credit swaps, the Company actively monitors the underlying asset, being careful to note any events (default or similar credit event) that would require the Company to perform on the credit swap. If such events would take place, the Company has recourse provisions from the proceeds of the bankruptcy settlement of the underlying entity or by the sale of the underlying bond.

Mon Life 2013 SEC	66

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

As of December 31, 2013, credit default swaps, used in replicating corporate bonds are as follows:

	Maximum Future
	Maturity	Payout	Current Fair
Deal, Receive (Pay), Underlying	Date	(Estimated)	Value
43231,SWAP, USD 1 / (USD 0), :912810PX0	12/20/2015	$10,000	$111
43285,SWAP, USD 1 / (USD 0), :CDXIG 17	12/20/2016	7,500	154
43286,SWAP, USD 1 / (USD 0), :CDXIG17	12/20/2016	3,500	72
43299,SWAP, USD 1 / (USD 0), :JP1200551248	3/20/2017	12,000	293
43302,SWAP, USD 1 / (USD 0), :US50064FAD69	3/20/2017	10,000	198
43307,SWAP, USD 1 / (USD 0), :US731011AN26	3/20/2017	15,000	264
43310,SWAP, USD 1 / (USD 0), :US50064FAD69	3/20/2017	10,000	198
43321,SWAP, USD 1 / (USD 0), :USY6826RAA06	3/20/2017	5,000	57
43347,SWAP, USD 1 / (USD 0), :US416515AY06	6/20/2017	25,000	437
47295,SWAP, USD 1 / (USD 0), :US59156RAN89	6/20/2017	25,000	418
47296,SWAP, USD 1 / (USD 0), :US172967ES69	6/20/2017	25,000	420
47297,SWAP, USD 1 / (USD 0), :US743410AW27	6/20/2017	25,000	345
43374,SWAP, USD 1 / (USD 0), :CDX IG 18	6/20/2017	10,000	215
43394,SWAP, USD 1 / (USD 0), :XS0114288789	9/20/2017	10,000	(113)
43601,SWAP, USD 1 / (USD 0), :US88322LAA70	9/20/2017	5,100	10
43613,SWAP, USD 1 / (USD 0), :US455780AQ93	9/20/2017	7,800	(206)
46410,SWAP, USD 1 / (USD 0), :912810QL5	12/20/2017	20,000	426
46411,SWAP, USD 1 / (USD 0), :912810QL5	12/20/2017	19,000	405
46915,SWAP, USD 1 / (USD 0), :61761DAD4	12/20/2017	20,000	247
47037,SWAP, USD 1 / (USD 0), :12624PAE5	12/20/2017	5,000	106
47657,SWAP, USD 1 / (USD 0), :92939RBB7	12/20/2017	12,500	209
48775,SWAP, USD 1 / (USD 0), :12624QAR4	12/20/2017	12,500	266
49952,SWAP, USD 1 / (USD 0), :94987MAB7	12/20/2017	5,000	73
53497,SWAP, USD 1 / (USD 0), :20048EAY7	12/20/2017	15,000	319
53821,SWAP, USD 1 / (USD 0), :92937EAZ7	3/20/2018	22,000	432
54329,SWAP, USD 1 / (USD 0), :76116FAG2	3/20/2018	10,000	30
54865,SWAP, USD 5 / (USD 0), :61761QAE3	3/20/2018	15,000	2408
55127,SWAP, USD 1 / (USD 0), :36228CUV3	3/20/2018	2,300	(95)
60519,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	275
60520,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	(7)
60521,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	10,000	(1)
59110,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	200
59117,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	10,000	(1)
59280,SWAP, USD 1 / (USD 0), :912828TY6	6/20/2018	20,000	275

Mon Life 2013 SEC	67

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

At December 31, 2013 and 2012, the Company held options with a fair value of $5,432 and $66, respectively.

At December 31, 2013 and 2012, the Company’s outstanding derivative financial instruments with on and off balance sheet risks, shown in notional amounts, are summarized as follows:

	Notional Amount
	2013	2012
Interest rate and currency swaps:
Receive floating—pay floating	$—	$31,620
Receive fixed—pay floating	43,970	88,562
Receive floating—pay fixed	19,500	19,500
Receive fixed—pay fixed	482,442	—
Swaps:
Receive fixed—pay floating	1,701,576	2,748,946
Receive fixed—pay fixed	53,003	—
Receive floating—pay fixed	179,200	664,840
Receive floating—pay floating	39,200	39,200

The Company recognized net realized gains (losses) from futures contracts in the amount of $3,578, $1,917 and $(399), for the years ended December 31, 2013, 2012 and 2011, respectively.

Open futures contracts at December 31, 2013 and 2012 were as follows:

			Opening	Year-End
			Fair	Fair
Long/Short	Number of Contracts	Contract Type	Value	Value
December 31, 2013
Long	50	S&P 500 March 2014 Futures	$22,253	$23,013
Short	116	S&P 500 E-MINI March 2014 Futures	10,325	10,678
Long	10	NASDAQ 100 E-MINI March 2014 Futures	693	716

Mon Life 2013 SEC	68

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Long/Short	Number of Contracts	Contract Type	Opening Fair Value	Year-End Fair Value
December 31, 2012
Long	46	S&P 500 March 2013 Futures	$16,262	$16,331
Short	(69)	S&P 500 E-MINI March 2013 Futures	(4,857)	(4,774)
Long	3	NASDAQ 100 E-MINI March 2013 Futures	$157	$159

The following tables show the pledged or restricted assets as of December 31, 2013 and 2012, respectively:

	Gross Restricted
Restricted Asset Category	Total General Account (G/A)	G/A Supporting Separate Account (S/A) Activity	Total S/A Restricted Assets	S/A Assets Supporting G/A Activity	Total
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	$—	$—
b. Collateral held under security lending agreements	322,169	—	—	—	322,169
c. Subject to repurchase agreements	—	—	—	—	—
d. Subject to reverse repurchase agreements	—	—	—	—	—
e. Subject to dollar repurchase agreements	52,930	—	—	—	52,930
f. Subject to dollar reverse repurchase agreements	—	—	—	—	—
g. Placed under option contracts	—	—	—	—	—
h. Letter stock or securities restricted as to sale	—	—	—	—	—
i. On deposit with state(s)	9,184	—	—	—	9,184
j. On deposit with other regulatory bodies	—	—	—	—	—
k. Pledged as collateral not captured in other categories	587,282	—	—	—	587,282
l. Other restricted assets - reinsurance	189,895	—	—	—	189,895

m. Total Restricted Assets	$1,161,460	$—	$—	$—	$1,161,460

Mon Life 2013 SEC	69

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Gross Restricted			Percentage
Restricted Asset Category	Total From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
a. Subject to contractual obligation for which liability is not shown	$—	$—	$—	0.00%	0.00%
b. Collateral held under security lending agreements	347,440	(25,271)	322,169	1.01	1.01
c. Subject to repurchase agreements	—	—	—	0.00	0.00
d. Subject to reverse repurchase agreements	—	—	—	0.00	0.00
e. Subject to dollar repurchase agreements	6,422	46,508	52,930	0.17	0.17
f. Subject to dollar reverse repurchase agreements	—	—	—	0.00	0.00
g. Placed under option contracts	—	—	—	0.00	0.00
h. Letter stock or securities restricted as to sale	—	—	—	0.00	0.00
i. On deposit with state(s)	10,498	(1,314)	9,184	0.03	0.03
j. On deposit with other regulatory bodies	—	—	—	0.00	0.00
k. Pledged as collateral not captured in other categories	1,346,969	(759,687)	587,282	1.84	1.84
l. Other restricted assets - reinsurance	200,281	(10,386)	189,895	0.60	0.60

m. Total Restricted Assets	$1,911,610	$(750,150)	$1,161,460	3.65%	3.65%

Assets pledged as collateral not captured in other categories includes the following:

Invested assets with a carrying value of $15,185 and $14,443 pledged in conjunction with derivative transactions as of December 31, 2013 and 2012, respectively.

Mon Life 2013 SEC	70

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Invested assets with a carrying amount of $572,097 and $1,332,526 pledged in conjunction with funding agreement transactions as of December 31, 2013 and 2012, respectively.

6. Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. The Company reinsures portions of the risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance amounts:

	Year Ended December 31
	2013	2012	2011
Direct premiums	$2,068,373	$1,867,885	$1,794,666
Reinsurance assumed—non affiliates	131,992	178,530	190,059
Reinsurance assumed—affiliates	25,047	28,940	22,874
Reinsurance ceded—non affiliates	(62,896)	(61,142)	(61,076)
Reinsurance ceded—affiliates	(456,039)	(492,496)	(543,301)

Net premiums earned	$1,706,477	$1,521,717	$1,403,222

The Company received reinsurance recoveries in the amount of $405,026, $450,571 and $455,081 during 2013, 2012 and 2011, respectively. At December 31, 2013 and 2012, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $28,006 and $27,288, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2013 and 2012 of $6,610,550 and $8,221,493, respectively, of which $6,523,603 and $8,112,442, respectively, were ceded to affiliates.

At December 31, 2013 and 2012, amounts recoverable from unaffiliated unauthorized reinsurers totaled $2,885 and $3,590, respectively, and reserve credits for reinsurance ceded totaled $10,367 and $13,406, respectively. The reinsurers hold collateral under these reinsurance agreements in the form of trust agreements totaling $19,539 and $18,269 at December 31, 2013 and 2012, respectively, that can be drawn on for amounts that remain unpaid for more than 120 days. There would be no reduction in surplus at December 31, 2013 if all reinsurance agreements were cancelled.

Mon Life 2013 SEC	71

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

During 2013, the Company did not enter into any new reinsurance agreements in which a reserve credit was taken.

Effective September 30, 2012, the Company agreed to amend and restate the indemnity reinsurance treaty originally effective October 1, 2009 with MLIC Re, Inc., an affiliate. The amended and restated treaty now includes an experience refund mechanism and a revised schedule of coinsurance reserves. The Company received consideration of $425,000, paid a treaty settlement equal to the change in modified coinsurance reserves of $497,500 and increased ceded coinsurance reserves by $497,500 resulting in a pre-tax gain of $425,000 ($276,250 net of tax) which has been credited directly to unassigned surplus on a net of tax basis.

On April 26, 2011, Aegon N.V. announced the divestiture of its life reinsurance operations, Transamerica Reinsurance, to SCOR SE (SCOR), a Societas Europaea organized under the laws of France, which was effective August 9, 2011. The life reinsurance business conducted by Transamerica Reinsurance was written through several of Aegon N.V.’s U.S. and international affiliates, all of which remain Aegon N.V. affiliates following the closing, except for Transamerica International Reinsurance Ireland, Limited (TIRI), an Irish reinsurance company. In preparation of the disposition of the life reinsurance business to SCOR, during the second quarter of 2011, the Company, as well as other affiliated life insurance companies, recaptured certain business that had been reinsured to TIRI, subsequently ceding the majority of the business recaptured to Transamerica International Re (Bermuda) Ltd. (TIRe), an affiliate. As a result of these transactions, the net impact to the Company was a pre-tax loss of $20,567 which was included in the statement of operations, and a net of tax gain of $15,885 which was credited directly to unassigned surplus. These amounts include current year amortization of previously deferred gains, as well as releases of previously deferred gains from unassigned surplus into earnings. Additional information surrounding these transactions is outlined below.

Effective April 1, 2011, the Company recaptured the life, military universal life, final settlement and Korean accidental death business that was previously reinsured on a coinsurance and a coinsurance funds withheld basis to affiliates. The Company paid recapture consideration of $15,400, received invested assets of $12,200, released the associated funds withheld liability of $2,130, recaptured reserves of $24,805, assumed other assets of $5,248 and released into income a previously deferred unamortized gain resulting from the original transaction in the amount of $60 ($39 after-tax). The resulting pre-tax loss of $20,567 was included in the statement of operations.

Subsequently, effective April 1, 2011, the Company ceded the life and military universal life business on a coinsurance funds withheld basis to an affiliate. The Company received an initial ceding commission of $12,100, transferred other assets of $4,159, established a funds withheld

Mon Life 2013 SEC	72

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

liability of $4,796 and released reserves of $20,770, resulting in a pre-tax gain of $23,915 ($15,545 on a net of tax basis) which was credited directly to unassigned surplus.

Effective December 31, 2011, the Company recaptured the credit life and credit disability business that was previously reinsured on a coinsurance funds withheld basis to an unaffiliated party. The Company released the associated funds withheld liability of $2,428, recaptured reserves of $4,466 and exchanged no consideration resulting in a pre-tax loss of $2,038 which was included in the statement of operations.

Subsequently, December 31, 2011, the Company ceded that credit life and credit disability business, as well as additional in force business written and assumed by the Company as well as all new policies issued thereafter, on a coinsurance funds withheld basis to an affiliate. The Company established a funds withheld liability of $19,980, released reserves of $39,420 and exchanged no consideration resulting in a pre-tax gain of $19,440 ($12,637 after-tax) which was credited directly to unassigned surplus on a net of tax basis.

Effective September 30, 2011, the Company recaptured the term life business previously coinsured to an affiliate. Also effective September 30, 2011, the same block of business was recaptured by an affiliate, from which it had been assumed. The Company recaptured reserves of $402,985, released reserves of the same amount and released into income a previously deferred unamortized gain resulting from the original cession of the business to an affiliate in the amount of $421,601 ($274,041 net of tax) resulting in a pre-tax gain of $421,601 was included in the statement of operations.

The Company entered into an assumption reinsurance transaction with TLIC effective September 30, 2008. TLIC was the issuer of a series of corporate-owned life insurance policies issued to Life Investors Insurance Company of America (LIICA), an affiliate. The assumption reinsurance transaction resulted in the Company assuming all liabilities of TLIC arising under these policies. The Company assumed reserves of $138,025 and received consideration of $125,828. The Company recorded $12,197 of goodwill related to this transaction. The Company amortized $1,130 and $1,073 of this balance during 2012 and 2011, respectively.

During 2013, 2012 and 2011, the Company amortized deferred gains from reinsurance transactions of $63,742, $68,733 and $59,795, respectively, into earnings on a net of tax basis with a corresponding charge to unassigned surplus.

Mon Life 2013 SEC	73

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

7. Income Taxes

The net deferred income tax asset at December 31, 2013 and 2012 and the change from the prior year are comprised of the following components:

		December 31, 2013
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$349,840	$137,099	$486,939
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	349,840	137,099	486,939
Deferred Tax Assets Nonadmitted	187,165	15,215	202,380

Subtotal (Net Deferred Tax Assets)	162,675	121,884	284,559
Deferred Tax Liabilities	64,832	57,016	121,848

Net Admitted Deferred Tax Assets	$97,843	$64,868	$162,711

		December 31, 2012
	Ordinary	Capital	Total
Gross Deferred Tax Assets	$345,565	$167,073	$512,638
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	345,565	167,073	512,638
Deferred Tax Assets Nonadmitted	202,027	14,941	216,968

Subtotal (Net Deferred Tax Assets)	143,538	152,132	295,670
Deferred Tax Liabilities	39,461	56,277	95,738

Net Admitted Deferred Tax Assets	$104,077	$95,855	$199,932

	Ordinary	Change Capital	Total
Gross Deferred Tax Assets	$4,275	$(29,974)	$(25,699)
Statutory Valuation Allowance Adjustment	—	—	—

Adjusted Gross Deferred Tax Assets	4,275	(29,974)	(25,699)
Deferred Tax Assets Nonadmitted	(14,862)	274	(14,588)

Subtotal (Net Deferred Tax Assets)	19,137	(30,248)	(11,111)
Deferred Tax Liabilities	25,371	739	26,110

Net Admitted Deferred Tax Assets	$(6,234)	$(30,987)	$(37,221)

Mon Life 2013 SEC	74

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The main components of deferred income tax amounts are as follows:

	Year Ended December 31
	2013	2012	Change
Ordinary
Policyholder reserves	$206,923	$196,726	$10,197
Investments	15,714	12,069	3,645
Deferred acquisition costs	108,377	113,728	(5,351)
Compensation and benefits accrual	308	1,432	(1,124)
Receivables—nonadmitted	13,879	16,270	(2,391)
Section 197 Intangible Amortization	570	629	(59)
Corporate Provision	105	202	(97)
Other (including items <5% of ordinary tax assets)	3,964	4,509	(545)

Subtotal	349,840	345,565	4,275
Nonadmitted	187,165	202,027	(14,862)

Admitted ordinary deferred tax assets	162,675	143,538	19,137
Capital:
Investments	137,099	167,073	(29,974)

Subtotal	137,099	167,073	(29,974)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted	15,215	14,941	274

Admitted capital deferred tax assets	121,884	152,132	(30,248)

Admitted deferred tax assets	$284,559	$295,670	$(11,111)

Mon Life 2013 SEC	75

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012	Change
Deferred Tax Liabilities:
Ordinary
Investments	$46,938	$18,864	$28,074
§807(f) adjustment	10,617	12,766	(2,149)
Reinsurance ceded.	2,304	2,896	(592)
Intercompany gain amortization	4,601	4,754	(153)
Other (including items <5% of total ordinary tax liabilities)	372	181	191

Subtotal	64,832	39,461	25,371
Capital
Investments	57,016	56,277	739

Subtotal	57,016	56,277	739

Deferred tax liabilities	121,848	95,738	26,110

Net deferred tax assets/liabilities	$162,711	$199,932	$(37,221)

As discussed in Note 1, for the years ended December 31, 2013 and 2012 the Company admits deferred income tax assets pursuant to SSAP No. 101. The amount of admitted adjusted gross deferred income tax assets under each component of SSAP No. 101 is as follows:

	December 31, 2013
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$97,843	$44,058	$141,901
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	20,810	20,810
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	20,810	20,810
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	120,297
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	64,832	57,016	121,848

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$162,675	$121,884	$284,559

Mon Life 2013 SEC	76

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

		December 31, 2012
	Ordinary	Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$104,077	$95,855	$199,932
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	—	—
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	—	—
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	107,057
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	39,461	56,277	95,738

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) +2(c))	$143,538	$152,132	$295,670

	Ordinary	Change Capital	Total
Admission Calculation Components SSAP No. 101
2(a) Federal Income Taxes Paid in Prior Years Recoverable Through Loss Carrybacks	$(6,234)	$(51,797)	$(58,031)
2(b) Adjusted Gross Deferred Tax Assets Expected to be Realized (Excluding The Amount of Deferred Tax Assets From 2(a) above) After Application of the Threshold Limitation (the Lesser of 2(b)1 and 2(b)2 below)	—	20,810	20,810
1. Adjusted Gross Deferred Tax Assets Expected to be Realized Following the Balance Sheet Date	—	20,810	20,810
2. Adjusted Gross Deferred Tax Assets Allowed per Limitation Threshold	XXX	XXX	13,240
2(c) Adjusted Gross Deferred Tax Assets (Excluding The Amount Of Deferred Tax Assets From 2(a) and 2(b) above) Offset by Gross Deferred Tax Liabilities	25,371	739	26,110

2(d) Deferred Tax Assets Admitted as the result of application of SSAP No. 101, Total (2(a) + 2(b) + 2(c))	$19,137	$(30,248)	$(11,111)

Mon Life 2013 SEC	77

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31
	2013	2012	Change
Ratio Percentage Used To Determine Recovery Period and Threshold Limitation Amount	578%	564%	14%

Amount of Adjusted Capital and Surplus Used To Determine Recovery Period and Threshold Limitation in 2(b)2 above	$801,931	$603,615	$198,316

The impact of tax planning strategies at December 31, 2013 and 2012 was as follows:

		December 31, 2013
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$349,840	$137,099	$486,939
(% of Total Adjusted Gross DTAs)	0%	58%	16%

Net Admitted Adjusted Gross DTAs	$162,675	$121,884	$284,559
(% of Total Net Admitted Adjusted Gross DTAs)	0%	17%	7%

		December 31, 2012
	Ordinary Percent	Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$345,565	$167,073	$512,638
(% of Total Adjusted Gross DTAs)	0%	23%	7%

Net Admitted Adjusted Gross DTAs	$143,538	$152,132	$295,670
(% of Total Net Admitted Adjusted Gross DTAs)	0%	0%	0%

Mon Life 2013 SEC	78

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Ordinary Percent	Change Capital Percent	Total Percent
Impact of Tax Planning Strategies:
Adjusted Gross DTAs	$4,275	$(29,974)	$(25,699)
(% of Total Adjusted Gross DTAs)	0%	35%	9%

Net Admitted Adjusted Gross DTAs	$19,137	$(30,248)	$(11,111)
(% of Total Net Admitted Adjusted Gross DTAs)	0%	17%	7%

The Company’s tax planning strategies do not include the use of reinsurance-related tax planning strategies.

Current income taxes incurred consist of the following major components:

	Year Ended December 31
	2013	2012	Change
Current Income Tax
Federal	$23,987	$103,095	$(79,108)

Subtotal	23,987	103,095	(79,108)

Federal income tax on net capital gains	(35,916)	128,376	(164,292)

Federal and foreign income taxes incurred	$(11,929)	$231,471	$(243,400)

	Year Ended December 31
	2012	2011	Change
Current Income Tax
Federal	$103,095	$31,580	$71,515

Subtotal	103,095	31,580	71,515

Federal income tax on net capital gains	128,376	(24,360)	152,736

Federal and foreign income taxes incurred	$231,471	$7,220	$224,251

	Year Ended December 31
	2011	2010	Change
Current Income Tax
Federal	$31,580	$39,987	$(8,407)

Subtotal	31,580	39,987	(8,407)

Federal income tax on net capital gains	(24,360)	28,435	(52,795)

Federal and foreign income taxes incurred	$7,220	$68,422	$(61,202)

Mon Life 2013 SEC	79

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company did not report a valuation allowance for deferred income tax assets as of December 31, 2013 or 2012.

The Company’s current income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before tax as follows:

	Year Ended December 31
	2013	2012	2011
Current income taxes incurred	$(11,929)	$231,472	$7,220
Change in deferred income taxes	(10,470)	(823)	(218,165)
(without tax on unrealized gains and losses)

Total income tax reported	$(22,399)	$230,649	$(210,945)

Income before taxes	$107,663	$591,395	$442,849
	35.00%	35.00%	35.00%

Expected income tax expense (benefit) at 35% statutory rate	$37,682	$206,988	$154,997
Increase (decrease) in actual tax reported resulting from:
Dividends received deduction	(3,157)	(3,847)	(4,257)
Tax credits	(18,501)	(21,244)	(24,476)
Tax-exempt Income	(8)	(6)	(182)
Tax adjustment for IMR	(5,450)	(3,860)	(1,544)
Surplus adjustment for in-force ceded	(22,310)	72,631	(112,555)
Nondeductible expenses	694	766	483
Deferred tax benefit on other items in surplus	(3,209)	(7,569)	(17,505)
Provision to return	357	(2,625)	9,962
Life-owned life insurance	(876)	(856)	(835)
Dividends from certain foreign corporations	319	423	329
Prior period adjustment	(8,973)	(5,876)	(23,612)
Pre-tax income of SMLLC’s	—	(4,441)	(2,550)
Change in basis due to corporate restructuring	—	—	(185,900)
Other	1,033	165	(3,300)

Total income tax reported	$(22,399)	$230,649	$(210,945)

For federal income tax purposes, the Company joins in a consolidated income tax return filing with its indirect parent company, Transamerica Corporation, and other affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company’s separately computed income tax

Mon Life 2013 SEC	80

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

liability or the consolidated group’s income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company’s separately computed income tax liability or the consolidated group’s income tax liability in any carryback or carryforward year when so applied. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. A tax return has not yet been filed for 2013.

As of December 31, 2013 and 2012, the Company had no operating loss or tax credit carryforwards available for tax purposes. The Company did not have a capital loss carryforward at December 31, 2013 and 2012.

The Company incurred income taxes during 2013, 2012 and 2011 of $19,577, $224,089, and $14,014, respectively, which will be available for recoupment in the event of future net losses.

The amount of tax contingencies calculated for the Company as of December 31, 2013 and 2012 is $194 and $198, respectively. The total amount of tax contingencies that, if recognized, would affect the effective income tax rate is $194. The Company classifies interest and penalties related to income taxes as income tax expense. The Company’s interest (benefit) expense related to income taxes for the years ending December 31, 2013, 2012 and 2011 is $(525), $766 and $(136), respectively. The total interest payable balance as of December 31, 2013 and 2012 is $8 and $9, respectively. The Company recorded no liability for penalties. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date.

The Company’s federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2004. The examination for the years 2005 through 2006 have been completed and resulted in tax return adjustments that are currently undergoing final calculation at appeal. The examination for the years 2007 through 2008 has been completed and resulted in tax return adjustments that are currently being appealed. An examination is already in progress for the years 2009 and 2010. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

8. Policy and Contract Attributes

Participating life insurance policies were issued by the Company which entitle policyholders to a share in the earnings of the participating policies, provided that a dividend distribution, which is determined annually based on mortality and persistency experience of the participating policies, is authorized by the Company. Participating insurance constituted less than 1% of ordinary life insurance in force at December 31, 2013 and 2012.

Mon Life 2013 SEC	81

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

For the years ended December 31, 2013, 2012 and 2011, premiums for participating life insurance policies were $1,185, $1,232 and $1,298, respectively. The Company accounts for its policyholder dividends based on dividend scales and experience of the policies. The Company paid dividends in the amount of $1,259, $1,279 and $1,342 to policyholders during 2013, 2012 and 2011, respectively, and did not allocate any additional income to such policyholders.

A portion of the Company’s policy reserves and other policyholders’ funds (including separate account liabilities) relates to liabilities established on a variety of the Company’s annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, is summarized as follows:

	December 31, 2013
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$28,645	$20,697	$—	$49,342	0%
At book value less surrender charge of 5% or more	13,831	—	—	13,831	0
At fair value	74	—	14,304,849	14,304,923	60

Total with adjustment or at fair value	42,550	20,697	14,304,849	14,368,096	60
At book value without adjustment
(minimal or no charge or adjustment)	3,867,503	—	—	3,867,503	16
Not subject to discretionary withdrawal	5,415,525	78,682	63,097	5,557,304	24

Total annuity reserves and deposit liabilities	9,325,578	99,379	14,367,946	23,792,903	100%

Less reinsurance ceded	5,017,441	—	—	5,017,441

Net annuity reserves and deposit liabilities	$4,308,137	$99,379	$14,367,946	$18,775,462

Mon Life 2013 SEC	82

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	December 31, 2012
	General Account	Separate Account with Guarantees	Separate Account Non- Guaranteed	Total	Percent
Subject to discretionary withdrawal
With fair value adjustment	$42,069	$23,609	$—	$65,678	0%
At book value less surrender charge of 5% or more	22,755	—	—	22,755	0
At fair value	111	—	12,400,461	12,400,572	52

Total with adjustment or at fair value	64,935	23,609	12,400,461	12,489,005	52
At book value without adjustment
(minimal or no charge or adjustment)	4,276,647	—	—	4,276,647	18
Not subject to discretionary withdrawal	6,934,154	170,007	54,778	7,158,939	30

Total annuity reserves and deposit liabilities	11,275,736	193,616	12,455,239	23,924,591	100%

Less reinsurance ceded	6,637,964	—	—	6,637,964

Net annuity reserves and deposit liabilities	$4,637,772	$193,616	$12,455,239	$17,286,627

Included in the liability for deposit-type contracts at December 31, 2013 and 2012 are approximately $53,121 and $52,574, respectively, of funding agreements issued to special purpose entities in conjunction with non-recourse medium-term note programs. Under these programs, the proceeds from each note series issuance are used to purchase a funding agreement from the Company which secures that particular series of notes. In general, the payment terms of the note series match the payment terms of the funding agreement that secures that series. Claims for the principal and interest for these funding agreements are afforded equal priority as other policyholders.

At December 31, 2013 the contractual maturities were as follows:

Year	Amount
2014	$—
2015	—
2016	—
2017	—
Thereafter	53,121

The Company’s liability for deposit-type contracts includes GIC’s and Funding Agreements assumed from Transamerica Life Insurance Company, an affiliate. The liabilities assumed are $900,065 and $900,084 at December 31, 2013 and 2012, respectively.

Mon Life 2013 SEC	83

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Certain separate and variable accounts held by the Company represent funds for which the benefit is determined by the performance and/or fair value of the investments held in the separate account. The assets and the liabilities of these are carried at fair value. These variable annuities generally provide an additional minimum guaranteed death benefit. Some variable annuities also provide a minimum guaranteed income benefit. The Company’s Guaranteed Indexed separate accounts provide customers a return based on the total performance of a specified financial index plus an enhancement. Hedging instruments that return the chosen index are purchased by the Company and held within the separate account. The assets in the accounts, carried at fair value, consist primarily of long-term bonds. Information regarding the separate accounts of the Company are as follows:

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2013	$—	$132	$569,801	$569,933

Reserves for separate accounts as of December 31, 2013 with assets at fair value	$78,682	$20,697	$14,377,033	$14,476,412

Total	$78,682	$20,697	$14,377,033	$14,476,412

Reserves by withdrawal characteristics as of December 31, 2013:
With fair value adjustment	$78,682	$20,697	$—	$99,379
At fair value	—	—	14,313,937	14,313,937
Not subject to discretionary withdrawal	—	—	63,096	63,096

Total separate account liabilities at December 31, 2013	$78,682	$20,697	$14,377,033	$14,476,412

Mon Life 2013 SEC	84

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2012	$—	$120	$466,200	$466,320

Reserves for separate accounts as of December 31, 2012 with assets at fair value	$170,007	$23,609	$12,462,862	$12,656,478

Total as of December 31, 2012	$170,007	$23,609	$12,462,862	$12,656,478

Reserves by withdrawal characteristics as of December 31, 2012:
With fair value adjustment	$170,007	$23,609	$—	$193,616
At fair value	—	—	12,408,084	12,408,084
Not subject to discretionary withdrawal	—	—	54,778	54,778

Total separate account liabilities at December 31, 2012	$170,007	$23,609	$12,462,862	$12,656,478

	Guaranteed Indexed	Nonindexed Guaranteed Less Than 4%	Nonguaranteed	Total
Premiums, deposits and other considerations for the year ended December 31, 2011	$—	$107	$402,748	$402,855

Reserves for separate accounts as of December 31, 2011 with assets at fair value	$170,658	$25,929	$11,260,745	$11,457,332

Total as of December 31, 2011	$170,658	$25,929	$11,260,745	$11,457,332

Reserves by withdrawal characteristics as of December 31, 2011:
With fair value adjustment	$170,658	$25,929	$—	$196,587
At fair value	—	—	11,203,196	11,203,196
Not subject to discretionary withdrawal	$—	—	57,549	57,549

Total separate account liabilities at December 31, 2011	$170,658	$25,929	$11,260,745	$11,457,332

Mon Life 2013 SEC	85

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

A reconciliation of the amounts transferred to and from the Company’s separate accounts is presented below:

	Year Ended December 31
	2013	2012	2011
Transfer as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$569,933	$466,321	$402,855
Transfers from separate accounts	(888,332)	(656,788)	(540,288)

Net transfers from separate accounts	(318,399)	(190,467)	(137,433)
Miscellaneous reconciling adjustments	5,606	1,087	763

Net transfers as reported in the statement of operations of the life, accident and health annual statement	$(312,793)	$(189,380)	$(136,670)

The legal insulation of separate account assets prevents such assets from being generally available to satisfy claims resulting from the general account. At December 31, 2013 and 2012, the Company’s separate account statement included legally insulated assets of $14,524,270 and $12,530,256, respectively. The assets legally insulated from general account claims at December 31, 2013 and 2012 are attributed to the following products:

Product	2013	2012
Variable annuities	$12,390,614	10,609,856
Group annuities	1,993,324	1,715,754
Modified separate account	131,244	197,024
Variable life	9,088	7,623

Total separate account assets	$14,524,270	$12,530,256

The Company does not participate in securities lending transactions within the separate account.

For variable annuities with guaranteed living benefits and variable annuities with minimum guaranteed death benefits the Company complies with Actuarial Guideline XLIII (AG 43), which replaces Actuarial Guidelines 34 and 39. AG 43 specifies statutory reserve requirements for variable annuity contracts with benefit guarantees (VACARVM) and without benefit guarantees and related products. The AG 43 reserve calculation includes variable annuity products issued after January 1, 1981. Examples of covered guaranteed benefits include guaranteed minimum accumulation benefits, return of premium death benefits, guaranteed minimum income benefits, guaranteed minimum withdrawal benefits and guaranteed payout annuity floors. The aggregate

Mon Life 2013 SEC	86

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

reserve for contracts falling within the scope of AG 43 is equal to the conditional tail expectation (CTE) Amount, but not less than the standard scenario amount (SSA).

To determine the CTE Amount, the Company used 1,000 of the pre-packaged scenarios developed by the American Academy of Actuaries (AAA) produced in October 2005 and prudent estimate assumptions based on company experience. The SSA was determined using the assumptions and methodology prescribed in AG 43 for determining the SSA.

At December 31, 2013 and 2012, the Company had variable and separate account annuities with minimum guaranteed benefits as follows:

Benefit and Type of Risk	Subjected Account Value	Amount of Reserve Held	Reinsurance Reserve Credit
December 31, 2013
Minimum guaranteed death benefit	$7,417,616	$2,889	$—
Minimum guaranteed income benefit	11,336	1,018	—
Minimum guaranteed withdrawal benefit	160,497	—	—
December 31, 2012
Minimum guaranteed death benefit	$6,541,811	$3,495	$—
Minimum guaranteed income benefit	9,960	1,602	—
Minimum guaranteed withdrawal benefit	102,022	—	—

The Company offers variable and separate account annuities with minimum guaranteed benefits. In accordance with the guarantees provided, if the investment proceeds are insufficient to cover the rate of return guaranteed for the product, the policyholder proceeds will be remitted by the general account. As of December 31, 2013 and 2012, the general account of the Company had a maximum guarantee for separate account liabilities of $107,007 and $170,007, respectively. To compensate the general account for the risk taken, the separate account paid risk charges of $1,392, $545 and $104 to the general account in 2013, 2012 and 2011, respectively. During the years ended December 31, 2013, 2012 and 2011, the general account of the Company had paid $501, $239 and $613, respectively, toward separate account guarantees.

Mon Life 2013 SEC	87

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Reserves on the Company’s traditional life insurance products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policies’s paid-through date to the policy’s next anniversary date. At December 31, 2013 and 2012, the gross premium and loading amounts related to these assets (which are reported as premiums deferred and uncollected), are as follows:

	Gross	Loading	Net
December 31, 2013
Life and annuity:
Ordinary direct first year business	$16,769	$12,176	$4,593
Ordinary direct renewal business	194,579	51,318	143,261
Group life direct business	13,030	3,386	9,644
Credit direct business	440	—	440
Reinsurance ceded	(20,766)	—	(20,766)

Total life and annuity	204,052	66,880	137,172
Accident and health:
Direct	35,888	—	35,888
Reinsurance assumed	6,714	—	6,714
Reinsurance ceded	(1,645)	—	(1,645)

Total accident and health	40,957	—	40,957

	$245,009	$66,880	$178,129

	Gross	Loading	Net
December 31, 2012
Life and annuity:
Ordinary direct first year business	$17,360	$12,774	$4,586
Ordinary direct renewal business	201,276	53,166	148,110
Group life direct business	14,508	3,775	10,733
Credit direct business	508	—	508
Reinsurance ceded	(19,565)	—	(19,565)

Total life and annuity	214,087	69,715	144,372
Accident and health:
Direct	47,336	—	47,336
Reinsurance assumed	11,786	—	11,786
Reinsurance ceded	(2,076)	—	(2,076)

Total accident and health	57,046	—	57,046

	$271,133	$69,715	$201,418

Mon Life 2013 SEC	88

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

The Company anticipates investment income as a factor in the premium deficiency calculation, in accordance with SSAP No. 54, Individual and Group Accident and Health Contracts. At December 31, 2013 and 2012, the Company established a premium deficiency reserve of $117,300 and $0, respectively.

At December 31, 2013 and 2012, the Company had insurance in force aggregating $4,156,319 and $4,262,496, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $50,445 and $42,640 to cover these deficiencies at December 31, 2013 and 2012, respectively.

The Company’s primary method utilized to estimate premium adjustments for contracts subject to redetermination is to review experience periodically and to adjust premiums for differences between the experience anticipated at the time of redetermination and that underlying the original premiums. The Company has not limited its degree of discretion contractually; however, in some states it has agreed not to raise premiums in order to recoup past losses. The Company forgoes premium changes on existing policies at its option if the administrative cost and other business issues associated with the change outweigh the direct financial impact of the change. Also, the Company has extra-contractually guaranteed the current premium scale for certain policies.

Liabilities for losses and loss/claim adjustment expenses for accident and health contracts are estimated using statistical claim development models to develop best estimates of liabilities for medical expense business and using tabular reserves employing mortality/morbidity tables and discount rates meeting minimum regulatory requirements for other business. The balance in the liability for unpaid accident and health claim adjustment expenses as of December 31, 2013 and 2012 was $2,367 and $2,096, respectively.

9. Capital and Surplus

The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholders. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory surplus as of the preceding December 31, or (b) statutory gain from operations before net realized capital gains (losses) on investments for the preceding year. Subject to the availability of unassigned surplus at the time of such dividend, the Company can make a dividend payment of up to $178,225 without the prior approval of insurance regulatory authorities in 2014.

The Company paid an ordinary common stock dividend of $118,422 and $16,578 to its parent companies, CGC and Aegon, respectively, on December 26, 2013. The Company reported a contribution receivable from parent companies of $135,000 at December 31, 2013. Capital

Mon Life 2013 SEC	89

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

contributions of $118,422 and $16,578 were received from CGC and Aegon, respectively, on February 14, 2014. The Company paid a capital contribution of $368 to its subsidiary, Aegon Direct Marketing Services, Inc., on December 31, 2013.

The Company paid an ordinary common stock dividend of $394,560 and $55,440 to its parent companies, CGC and Aegon, respectively, on December 21, 2012. The Company paid a capital contribution of $368 to its subsidiary, Aegon Direct Marketing Services, Inc., on December 31, 2012.

On December 23, 2011, the Company paid a common stock dividend of $300,000 to its parent companies. Of this amount, $117,400 was an ordinary cash dividend and $182,600 was an extraordinary cash dividend. CGC received $263,100 and Aegon received $36,900.

Life and health insurance companies are subject to certain RBC requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life or health insurance company is to be determined based on the various risk factors related to it. At December 31, 2013, the Company meets the minimum RBC requirements.

The Company has two classes of common stock, Class A and Class B. Each outstanding share of Class A is entitled to four votes for any matter submitted to a vote at a meeting of stockholders, whereas each outstanding share of Class B is entitled to on such vote.

On December 23, 2004, the Company received $117,168 from CGDC and $42,832 from Aegon, both affiliates, in exchange for surplus notes. Prior to the merger discussed in Note 1, CGDC dividended the Company’s surplus notes to its direct shareholders in the amount of $102,734 to CGC and $14,434 to Aegon. These notes are due 20 years from the date of issuance at an interest rate of 6% and are subordinate and junior in right of payment to all obligations and liabilities of the Company. In the event of liquidation of the Company, full payment of the surplus notes shall be made before the holders of common stock become entitled to any distribution of the remaining assets of the Company. The Company received approval from the Insurance Division, Department of Commerce, of the State of Iowa prior to paying quarterly interest payments.

Mon Life 2013 SEC	90

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Additional information related to the surplus notes at December 31, 2013 and 2012 is as follows:

For Year Ending	Balance Outstanding	Interest Paid Current Year	Cumulative Interest Paid	Accrued Interest
2013
CGC	$102,734	$6,164	$61,695	$514
AEGON	57,266	3,436	24,918	286

Total	$160,000	$9,600	$86,613	$800

2012
CGC	$102,734	$6,164	$55,531	$514
AEGON	57,266	3,436	21,483	286

Total	$160,000	$9,600	$77,014	$800

10. Securities Lending

The Company participates in an agent-managed securities lending program. The Company receives collateral equal to 102% of the fair value of the loaned domestic securities as of the transaction date. If the fair value of the collateral is at any time less than 102% of the fair value of the loaned securities, the counterparty is mandated to deliver additional collateral, the fair value of which, together with the collateral already held in connection with the lending transaction, is at least equal to 102% of the fair value of the loaned government or domestic securities. In the event the Company loans a foreign security and the denomination of the currency of the collateral is other than the denomination of the currency of the loaned foreign security, the Company receives and maintains collateral equal to 105% of the fair value of the loaned security.

At December 31, 2013 and 2012, respectively, securities in the amount of $310,280 and $333,420 were on loan under securities lending agreements as part of this program. At December 31, 2013, the collateral the Company received from securities lending activities was in the form of cash and on open terms. This cash collateral is reinvested and is not available for general corporate purposes. The reinvested cash collateral has a fair value of $322,142 and $350,162 at December 31, 2013 and 2012, respectively.

Mon Life 2013 SEC	91

Monumental Life Insurance Company

Notes to Financial Statements —  Statutory Basis (continued)

(Dollars in Thousands)

The contractual maturities of the securities lending collateral positions are as follows:

Fair Value
Open	$322,169
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	322,169
Securities received	—

Total collateral received	$322,169

The Company receives primarily cash collateral in an amount in excess of the fair value of the securities lent. The Company reinvests the cash collateral into higher yielding securities than the securities which the Company has lent to other entities under the arrangement.

The maturity dates of the reinvested securities lending collateral are as follows:

	Amortized Cost	Fair Value
Open	$31,493	$31,493
30 days or less	107,759	107,759
31 to 60 days	100,576	100,576
61 to 90 days	61,175	61,175
91 to 120 days	1,516	1,516
121 to 180 days	18,394	18,394
Greater than 3 years	1,296	1,229

Total	322,209	322,142
Securities received	—	—

Total collateral reinvested	$322,209	$322,142

For securities lending, the Company’s sources of cash that it uses to return the cash collateral is dependent upon the liquidity of the current market conditions. Under current conditions, the Company has securities with a par value of $322,254 (fair value of $322,142) that are currently tradable securities that could be sold and used to pay for the $322,169 in collateral calls that could come due under a worst-case scenario.

11. Retirement and Compensation Plans

The Company’s employees participate in a qualified defined benefit pension plan sponsored by Aegon. The Company has no legal obligation for the plan. The Company recognizes pension

Mon Life 2013 SEC	92

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

expense equal to its allocation from Aegon. The pension expense is allocated among the participating companies based on International Accounting Standards 19 (IAS 19), Accounting for Employee Benefits and based upon actuarial participant benefit calculations. The benefits are based on years of service and the employee’s eligible annual compensation. Pension expenses were $4,311, $4,350 and $5,134, for the years ended December 31, 2013, 2012 and 2011, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company’s employees also participate in a defined contribution plan sponsored by Aegon which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to 25% of their salary to the plan. The Company will match an amount up to three percent of the participant’s salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. Expense related to this plan was $1,219, $1,276 and $1,682, for the years ended December 31, 2013, 2012 and 2011, respectively.

Aegon sponsors supplemental retirement plans to provide the Company’s senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee’s compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, Aegon has established incentive deferred compensation plans for certain key employees of the Company. The Company’s allocation of expense for these plans for each of the years ended December 31, 2013, 2012 and 2011 was insignificant. Aegon also sponsors an employee stock option plan/stock appreciation rights for employees of the company and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of Aegon and the Company.

In addition to pension benefits, the Company participates in plans sponsored by Aegon that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The postretirement plan expenses are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $1,246, $1,285 and $1,307 related to these plans for the years ended December 31, 2013, 2012 and 2011, respectively.

Mon Life 2013 SEC	93

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

12. Related Party Transactions

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company is party to a common cost allocation service arrangement between Aegon companies, in which various affiliated companies may perform specified administrative functions in connection with the operation of the Company, in consideration of reimbursement of actual costs of services rendered. The Company is also a party to a Management and Administrative and Advisory agreement with Aegon USA Realty Advisors, Inc. whereby the advisor serves as the administrator and advisor for the Company’s mortgage loan operations. Aegon USA Investment Management, LLC acts as a discretionary investment manager under an Investment Management Agreement with the Company. During 2013, 2012 and 2011, the Company paid $108,918, $100,736 and $47,194, respectively, for these services, which approximates their costs to the affiliates.

Transamerica Capital, Inc. provides wholesaling distribution services for the Company under a distribution agreement. The Company incurred expenses under this agreement of $61, $71 and $64 for the years ended December 31, 2013, 2012 and 2011, respectively.

At December 31, 2013 and 2012, the Company reported a net amount of $30,774 and $32,590 due to parent, subsidiary and affiliated companies, respectively. Terms of settlement require that these amounts be settled within 90 days. Receivables from and payables to affiliates bear interest at the thirty-day commercial paper rate. During 2013, 2012 and 2011, the Company paid net interest of $26, $40 and $111, respectively, to affiliates.

The Company has an administration service agreement with Transamerica Asset Management, Inc. to provide administrative services to the Aegon/Transamerica Series Trust. The Company received $471, $436 and $385 for these services during 2013, 2012 and 2011, respectively.

The Company had no short-term notes receivable at December 31, 2013 and 2012.

In prior years, the Company purchased life insurance policies covering the lives of certain employees of the Company from an affiliate. At December 31, 2013 and 2012, the cash surrender value of these policies was $79,733 and $77,229, respectively.

During 1998, TLIC issued life insurance policies to LIICA, covering the lives of certain LIICA employees. As discussed in Note 6—Reinsurance, the Company entered into an assumption reinsurance transaction with TLIC effective September 30, 2008, resulting in the Company assuming all liabilities of TLIC arising under these policies. Accordingly, the Company held

Mon Life 2013 SEC	94

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

aggregate reserves for policies and contracts related to these policies of $161,384 and $156,981 at December 31, 2013 and 2012, respectively.

13. Managing General Agents

The Company utilizes managing general agents and third-party administrators in its operation. Information regarding these entities for the year ended December 31, 2013 is as follows:

Name and Address of Managing General Agent or Third-Party Administrator	FEIN	Exclusive Contract	Types of Business Written	Types of Authority Granted	Total Direct Premiums Written/ Produced By
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	23-1945930	No	Deferred and Income Annuities	C, B, P, U	$522,058
Gallagher Bollinger, Inc. 101 JFK Parkway Short Hills, NJ 07078	22-0781130	No	Group A&H, Life	C, CA, P, U	91,233
All Other TPA Premiums					184

Total					$613,475

C-	Claims Payment
CA-	Claims Adjustment
B-	Binding Authority
P-	Premium Collection
U-	Underwriting

For years ended December 31, 2013, 2012 and 2011, the Company had $522,058, $422,874 and $345,517, respectively, of direct premiums written by The Vanguard Group, Inc. For years ended December 31, 2013, 2012 and 2011, the Company had $91,233, $93,480 and $104,706, respectively, of direct premiums written by Gallagher Bollinger, Inc. For years ended December 31, 2013, 2012 and 2011, the Company had $184, $146 and $576, respectively, of direct premiums written by all other managing general agents.

14. Commitments and Contingencies

The Company has issued synthetic GIC contracts to benefit plan sponsors on assets totaling $59,317,033 and $58,306,775 as of December 31, 2013 and 2012, respectively. A synthetic GIC is an off-balance sheet fee-based product sold primarily to tax qualified plans. The plan sponsor retains ownership and control of the related plan assets. The Company provides book value benefit responsiveness in the event that qualified plan benefit requests exceed plan cash flows. In

Mon Life 2013 SEC	95

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

certain contracts, the Company agrees to make advances to meet benefit payment needs and earns a market interest rate on these advances. The periodically adjusted contract-crediting rate is the means by which investment and benefit responsive experience is passed through to participants. In return for the book value benefit responsive guarantee, the Company receives a premium that varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow. A contract reserve has been established for the possibility of unexpected benefit payments at below market interest rates of $127 and $1,612 at December 31, 2013 and 2012, respectively.

At December 31, 2013 and 2012, the Company has no mortgage loan commitments. At December 31, 2011, the Company had mortgage loan commitments of $4,160. The Company has contingent commitments of $42,822 and $46,975 at December 31, 2013 and 2012, respectively, to provide additional funding for various joint ventures, partnerships and limited liability companies, which includes LIHTC commitments of $2,032 and $7,640, respectively.

At December 31, 2013 and 2012, the Company has private placement commitments outstanding of $24,000 and $0, respectively.

At December 31, 2013 and 2012, no securities were acquired (sold) on a “to be announced” (TBA) basis.

The Company may pledge assets as collateral for derivative transactions. At December 31, 2013 and 2012, the Company has pledged invested assets with a carrying value of $15,185 and $14,443, respectively, and fair value of $15,853 and $17,892, respectively, in conjunction with these transactions.

Cash collateral received from derivative counterparties as well as the obligation to return the collateral is recorded on the Company’s balance sheet. The amount of cash collateral posted as of December 31, 2013 and 2012, respectively, was $149,006 and $213,917. In addition, securities in the amount of $206,338 and $224,372 were posted to the Company as of December 31, 2013 and 2012, respectively, which were not included on the balance sheet of the Company as the Company does not have the ability to sell or repledge the collateral. A portion of the cash collateral received by the Company has been reposted as collateral to other counterparties. The amount of cash collateral reposted was $0 and $2,580 as of December 31, 2013 and 2012, respectively.

The Company may pledge assets as collateral for transactions involving funding agreements. At December 31, 2013 and 2012, the Company has pledged invested assets with a carrying amount

Mon Life 2013 SEC	96

Monumental Life Insurance Company

Notes to Financial Statements —  Statutory Basis (continued)

(Dollars in Thousands)

of $14,780 and $245,905 respectively, and fair value of $14,564 and $276,565 respectively, in conjunction with these transactions.

The Company has provided back-stop guarantees for the performance of non-insurance affiliates or subsidiaries that are involved in the guaranteed sale of investments in low-income housing tax credit partnerships. The nature of the obligation is to provide third party investors with a minimum guaranteed annual and cumulative return on their contributed capital which is based on tax credits and tax losses generated from the low income housing tax credit partnerships. Guarantee payments arise if low income housing tax credit partnerships experience unexpected significant decreases in tax credits and tax losses or there are compliance issues with the partnerships. A significant portion of the remaining term of the guarantees is between 13-21 years. In accordance with SSAP No. 5R, the Company did not recognize a liability for the low income housing tax credit since the amount is considered immaterial to the Company’s financial results. The maximum potential amount of future payments (undiscounted) that the Company could be required to make under these guarantees was $173 and $245 at December 31, 2013 and 2012, respectively. No payments are required as of December 31, 2013. The current assessment of risk of making payments under these guarantees is remote.

The following table provides an aggregate compilation of guarantee obligations as of December 31, 2013 and 2012:

	December 31
	2013	2012
Aggregate maximum potential of future payments of all guarantees (undiscounted)	$173	$245

Current liability recognized in financial statements:
Noncontingent liabilities	$—	$—

Contingent liabilities	$—	$—

Ultimate financial statement impact if action required:
Other	$173	$245

Total impact if action required	$173	$245

The Company has issued funding agreements to FHLB, and the funds received are reported as deposit-type liabilities per SSAP No. 52, Deposit-Type Contracts. Total reserves are equal to the funding agreements balance. These funding agreements are used for investment spread management purposes and are subject to the same asset/liability management practices as other deposit-type business. All of the funding agreements issued to FHLB are classified in the general account as it is a general obligation of the Company. Collateral is required by FHLB to support repayment of the funding agreements. In addition, FHLB requires their common stock to be purchased.

Mon Life 2013 SEC	97

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

	Year Ended December 31
	2013	2012
FHLB stock purchased/owned as part of the agreement	$26,000	$27,800
Collateral pledged to the FHLB	557,317	1,086,622
Borrowing capacity currently available	897,824	560,000
Agreement General Account
Assets	1,742,275	1,690,805
Liabilities	1,300,000	1,300,130

The Company has provided guarantees for the obligations of noninsurance affiliates who have accepted assignments of structured settlement payment obligations from other insurers and purchase structured settlement insurance policies from subsidiaries of the Company that match those obligations. The guarantees made by the Company are specific to each structured settlement contract and vary in date and duration of the obligation. These are numerous and are backed by the reserves established by the Company to represent the present value of the future payments for those contracts. The statutory reserve established at December 31, 2012 for the total payout block is $2,383,901. As this reserve is already recorded on the balance sheet of the Company, there was no additional liability recorded due to the adoption of SSAP No. 5R.

The Company is a party to legal proceedings involving a variety of issues incidental to its business, including class actions. Lawsuits may be brought in nearly any federal or state court in the United States or in an arbitral forum. In addition, there continues to be significant federal and state regulatory activity relating to financial services companies. The Company’s legal proceedings are subject to many variables, and given its complexity and scope, outcomes cannot be predicted with certainty. Although legal proceedings sometimes include substantial demands for compensatory and punitive damages, and injunctive relief, it is management’s opinion that damages arising from such demands will not be material to the Company’s financial position.

In addition, the insurance industry has increasingly and routinely been the subject of litigation, investigations, regulatory activity and challenges by various governmental and enforcement authorities and policyholder advocate groups concerning certain practices. For example, unclaimed property administrators and state insurance regulators are performing unclaimed property examinations of the life insurance industry in the U.S., including the Company. These are in some cases multi-state examinations that include the collective action of many of the states. Additionally, some states are conducting separate examinations or instituting separate enforcement actions in regard to unclaimed property laws and related claims practices. As other insurers in the United States have done, the Company identified certain additional internal processes that it has implemented or is in the process of implementing. As of December 31, 2013 and 2012, the Company’s reserves related to this matter were $45,219 and $10,297, respectively.

Mon Life 2013 SEC	98

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

Also, various major insurers in the U.S. have entered into settlements with insurance regulators recently regarding claims settlement practices. Certain examinations are still ongoing.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law. Amounts available for future offsets are recorded as an asset on the Company’s balance sheet. The future obligation for known insolvencies has been accrued based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. Potential future obligations for unknown insolvencies are not determinable by the Company and are not required to be accrued for financial reporting purposes. The Company has established a reserve of $2,212 and $3,395 and an offsetting premium tax benefit of $847 and $1,347 at December 31, 2013 and 2012, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (benefit) was $990, $(2,874) and $(8,063), at December 31, 2013, 2012 and 2011, respectively.

15. Sales, Transfer, and Servicing of Financial Assets and Extinguishments of Liabilities

Municipal repurchase agreements require a minimum of 95% of the fair value of the securities transferred to be maintained as collateral. At December 31, 2013 and 2012, the Company had no recorded liabilities for municipal repurchase agreements.

The Company enters into dollar repurchase agreements in which securities are delivered to the counterparty once adequate collateral has been received. At December 31, 2013 and 2012, the Company had dollar repurchase agreements outstanding in the amount of $52,930 and $5,825, respectively. The Company had an outstanding liability for borrowed money in the amount $53,453 and $6,222 at December 31, 2013 and 2012, respectively due to participation in dollar repurchase agreements which includes accrued interest.

Mon Life 2013 SEC	99

Monumental Life Insurance Company

Notes to Financial Statements —  Statutory Basis (continued)

(Dollars in Thousands)

The contractual maturities of dollar repurchase agreements are as follows:

Fair Value
Open	$53,266
30 days or less	—
31 to 60 days	—
61 to 90 days	—
Greater than 90 days	—

Total	53,266
Securities received	—

Total collateral received	$53,266

In the course of the Company’s asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2013 and reacquired within 30 days of the sale date are:

	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gain/(Loss)
Bonds:
NAIC 6	1	$36	$72	$3

16. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). With the exception of the Affordable Care Act annual fee described below, the Company has not identified any Type I or Type II subsequent events for the year ended December 31, 2013 through the date the financial statements are issued.

On January 1, 2014, the Company will be subject to an annual fee under section 9010 of the Affordable Care Act (ACA). This annual fee will be allocated to individual health insurers based on the ratio of the amount of the entity’s net premiums written during the preceding calendar year to the amount of health insurance for any U.S. health risk that is written during the preceding calendar year. A health insurance entity’s portion of the annual fee becomes payable once the entity provides health insurance for any U.S. health risk for each calendar year beginning on or after January 1, 2014. As of December 31, 2013, the Company has written health insurance

Mon Life 2013 SEC	100

Monumental Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

(Dollars in Thousands)

subject to the ACA assessment, expects to conduct health insurance business in 2014, and estimates their portion of the annual health insurance industry fee to be payable on September 30, 2014 to be $1,381. This assessment is not expected to have a material impact on risk based capital in 2014.

Mon Life 2013 SEC	101

Statutory-Basis

Financial Statement Schedules

Mon Life 2013 SEC

Monumental Life Insurance Company

Summary of Investments – Other Than Investments in Related Parties

(Dollars in Thousands)

December 31, 2013

Schedule I

Type of Investment	Cost (1)	Market Value	Amount at Which Shown in the Balance Sheet (2)
Fixed maturities
Bonds:
United States government and government agencies and authorities	$702,488	$698,416	$702,757
States, municipalities and political subdivisions	365,585	397,439	365,585
Foreign governments	196,331	188,850	192,500
Hybrid Securities	654,097	582,931	654,097
All other corporate bonds	10,453,434	11,052,424	10,409,860
Redeemable preferred stocks	9,541	8,955	9,541

Total fixed maturities	12,381,476	12,929,015	12,334,340
Equity securities
Common stocks:
Industrial, miscellaneous and all other	44,500	45,669	45,669

Total equity securities	44,500	45,669	45,669
Mortgage loans on real estate	1,692,860		1,692,860
Real estate	7,285		7,285
Policy loans	470,549		470,549
Other long-term investments	336,388		336,388
Securities Lending	322,209		322,209
Cash, cash equivalents and short-term investments	558,923		558,923

Total investments	$15,814,190		$15,768,223

(1)	Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual discounts.
(2)	United States government and corporate bonds of $71,375 are held at fair value rather than amortized cost due to having an NAIC 6 rating.

Mon Life 2013 SEC	102

Monumental Life Insurance Company

Supplementary Insurance Information

(Dollars in Thousands)

December 31, 2013

Schedule III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*
Year ended December 31, 2013
Individual life	$5,234,408	$—	$105,825	$400,933	$285,191	$249,758	$301,105
Individual health	616,993	24,181	43,741	163,907	30,895	221,766	83,668
Group life and health	643,125	30,939	88,494	440,210	34,434	271,048	175,801
Annuity	3,425,826	—	68	701,427	378,809	1,128,645	(144,481)

	$9,920,352	$55,120	$238,128	$1,706,477	$729,329	$1,871,217	$416,093

Year ended December 31, 2012
Individual life	$5,237,303	$—	$62,480	$270,263	$310,669	$(133,512)	$274,367
Individual health	456,177	25,536	48,467	175,625	29,136	113,040	60,804
Group life and health	646,721	37,324	87,409	458,397	37,114	270,127	201,138
Annuity	3,629,809	—	127	617,432	445,395	929,457	44,166

	$9,970,010	$62,860	$198,483	$1,521,717	$822,314	$1,179,112	$580,475

Year ended December 31, 2011
Individual life	$5,530,556	$—	$52,163	$208,344	$306,133	$245,580	$260,215
Individual health	410,107	29,906	49,827	174,245	24,563	95,201	71,698
Group life and health	667,286	38,644	93,530	474,154	37,963	297,090	210,966
Annuity	3,840,063	—	41	546,479	470,382	832,759	111,786

	$10,448,012	$68,550	$195,561	$1,403,222	$839,041	$1,470,630	$654,665

*	Allocations of net investment income and other operating expenses are based on a number and assumptions of estimates, and the results would change if different methods were applied.

Mon Life 2013 SEC	103

Monumental Life Insurance Company

Reinsurance

(Dollars in Thousands)

December 31, 2013

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2013
Life insurance in force	$53,926,362	$34,924,942	$3,588,743	22,590,163	16%

Premiums:
Individual life	$786,161	$396,054	$10,826	$400,933	3%
Individual health	116,968	8,564	55,503	163,907	34%
Group life and health	461,308	86,001	64,902	440,209	15%
Annuity	703,936	28,317	25,808	701,427	4%

	$2,068,373	$518,936	$157,039	$1,706,476	9%

Year ended December 31, 2012
Life insurance in force	$59,790,366	$39,457,731	$2,789,989	$23,122,624	12%

Premiums:
Individual life	$678,988	$421,821	$13,096	$270,263	5%
Individual health	120,598	7,260	62,287	175,625	35%
Group life and health	470,794	93,042	80,645	458,397	18%
Annuity	597,505	31,514	51,441	617,432	8%

	$1,867,885	$553,637	$207,469	$1,521,717	14%

Year ended December 31, 2011
Life insurance in force	$62,029,782	$41,743,562	$2,686,755	$22,972,975	12%

Premiums:
Individual life	$657,650	$456,986	$7,679	$208,343	4%
Individual health	124,649	22,292	71,889	174,246	41%
Group life and health	487,397	93,904	80,661	474,154	17%
Annuity	524,970	31,195	52,704	546,479	10%

	$1,794,666	$604,377	$212,933	$1,403,222	15%

Mon Life 2013 SEC	104

FINANCIAL STATEMENTS

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account B

Years Ended December 31, 2013 and 2012

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account B

Financial Statements

Years Ended December 31, 2013 and 2012

Ernst & Young LLP Suite 3000 801 Grand Avenue Des Moines, IA 50309-2764	Tel: +1 515 243 2727 Fax: +1 515 362 7200

The Board of Directors and Contract Owners

Of WRL Series Annuity Account B

Western Reserves Life Assurance Co. of Ohio

We have audited the accompanying statements of assets and liabilities of the subaccounts of Western Reserves Life Assurance Co. of Ohio WRL Series Annuity Account B (the Separate Account), comprised of subaccounts as listed in the accompanying statements of assets and liabilities, as of December 31, 2013, and the related statements of operations and changes in net assets for the periods indicated thereon. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013 by correspondence with the fund companies or their transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts of Western Reserve Life Assurance Co. of Ohio WRL Series Annuity Account B, at December 31, 2013, the results of their operations and changes in their net assets for the periods indicated thereon, in conformity with U.S. generally accepted accounting principles.

Des Moines, Iowa

April 28, 2014

A member firm of Ernst & Young Global Limited

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account B

Statements of Assets and Liabilities

December 31, 2013

Subaccount	Number of Shares	Cost	Assets at Market Value	Due (to)/from General Account	Net Assets	Units Outstanding	Range of Unit Values

Janus Aspen - Balanced Institutional Shares	773,186.909	$21,058,882	$23,404,368	$1	$23,404,369	361,888	$64.672979	$64.672979
Janus Aspen - Enterprise Institutional Shares	455,644.415	14,999,060	26,864,795	1	26,864,796	401,976	66.831804	66.831804
Janus Aspen - Flexible Bond Institutional Shares	673,498.467	8,324,173	7,960,752	-	7,960,752	228,598	34.824175	34.824175
Janus Aspen - Forty Institutional Shares	340,847.951	12,632,079	18,180,830	(1)	18,180,829	351,012	51.795479	51.795479
Janus Aspen - Global Research Institutional Shares	392,145.486	11,447,265	15,289,752	-	15,289,752	333,237	45.882467	45.882467
Janus Aspen - Global Technology Institutional Shares	558,159.843	3,456,895	4,576,911	(3)	4,576,908	546,628	8.372991	8.372991
Janus Aspen - Janus Institutional Shares	613,709.842	15,082,644	20,988,877	-	20,988,877	509,494	41.195543	41.195543
Janus Aspen - Overseas Institutional Shares	373,706.115	16,120,035	15,703,131	9	15,703,140	240,094	65.404028	65.404028
Janus Aspen - Perkins Mid Cap Value Institutional Shares	409,117.460	6,728,091	7,895,967	1	7,895,968	349,488	22.592987	22.592987
TA Aegon Money Market Initial Class	8,973,046.240	8,973,046	8,973,046	(11)	8,973,035	925,443	9.695939	9.695939

See accompanying notes.	2

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account B

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:

Subaccount	Net Assets as of January 1, 2012:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations

Janus Aspen - Balanced Institutional Shares	$18,883,582	$574,585	$130,888	$443,697	$1,466,660	$244,769	$1,711,429	$240,465	$1,951,894	$2,395,591
Janus Aspen - Enterprise Institutional Shares	23,781,500	-	159,143	(159,143)	-	1,340,618	1,340,618	2,557,387	3,898,005	3,738,862
Janus Aspen - Flexible Bond Institutional Shares	10,969,863	387,200	67,559	319,641	152,001	141,649	293,650	154,791	448,441	768,082
Janus Aspen - Forty Institutional Shares	13,569,858	110,911	103,039	7,872	-	958,707	958,707	2,116,063	3,074,770	3,082,642
Janus Aspen - Global Research Institutional Shares	12,471,652	110,766	83,423	27,343	-	(345,171)	(345,171)	2,591,142	2,245,971	2,273,314
Janus Aspen - Global Technology Institutional Shares	3,297,664	-	23,434	(23,434)	-	349,665	349,665	314,977	664,642	641,208
Janus Aspen - Janus Institutional Shares	15,303,517	93,247	109,466	(16,219)	282,344	(16,345)	265,999	2,450,406	2,716,405	2,700,186
Janus Aspen - Overseas Institutional Shares	18,185,969	122,823	116,427	6,396	1,910,182	(1,565,220)	344,962	1,753,071	2,098,033	2,104,429
Janus Aspen - Perkins Mid Cap Value Institutional Shares	6,348,768	64,821	44,433	20,388	418,239	378,763	797,002	(158,341)	638,661	659,049
TA Aegon Money Market Initial Class	11,408,615	497	63,051	(62,554)	-	-	-	-	-	(62,554)

See Accompanying Notes.
(1) See Footnote 1	3

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account B

Statements of Operations and Change in Net Assets

Year Ended December 31, 2012

Subaccount	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2012

Janus Aspen - Balanced Institutional Shares	$(1,011,968)	$1,383,623	$20,267,205
Janus Aspen - Enterprise Institutional Shares	(3,373,111)	365,751	24,147,251
Janus Aspen - Flexible Bond Institutional Shares	(1,611,043)	(842,961)	10,126,902
Janus Aspen - Forty Institutional Shares	(1,094,256)	1,988,386	15,558,244
Janus Aspen - Global Research Institutional Shares	(1,625,559)	647,755	13,119,407
Janus Aspen - Global Technology Institutional Shares	(676,004)	(34,796)	3,262,868
Janus Aspen - Janus Institutional Shares	(720,545)	1,979,641	17,283,158
Janus Aspen - Overseas Institutional Shares	(3,413,567)	(1,309,138)	16,876,831
Janus Aspen - Perkins Mid Cap Value Institutional Shares	(95,398)	563,651	6,912,419
TA Aegon Money Market Initial Class	(2,028,560)	(2,091,114)	9,317,501

See Accompanying Notes.
(1) See Footnote 1	4

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account B

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

		Investment Income:	Investment Expense:	Increase (Decrease) in Net Assets from Operations:

Subaccount	Net Assets as of January 1, 2013:	Reinvested Dividends	Mortality and Expense Risk and Administrative Charges	Net Investment Income (Loss)	Capital Gain Distributions	Realized Gain (Loss) on Investments	Net Realized Capital Gains (Losses) on Investments	Net Change in Unrealized Appreciation (Depreciation)	Net Gain (Loss) on Investment	Net Increase (Decrease) in Net Assets Resulting from Operations

Janus Aspen - Balanced Institutional Shares	$20,267,205	$507,708	$142,422	$365,286	$1,096,467	$310,368	$1,406,835	$2,086,754	$3,493,589	$3,858,875
Janus Aspen - Enterprise Institutional Shares	24,147,251	126,516	163,269	(36,753)	-	2,179,186	2,179,186	4,785,277	6,964,463	6,927,710
Janus Aspen - Flexible Bond Institutional Shares	10,126,902	415,147	63,839	351,308	202,309	(303,275)	(100,966)	(340,654)	(441,620)	(90,312)
Janus Aspen - Forty Institutional Shares	15,558,244	121,249	108,525	12,724	-	834,921	834,921	3,633,639	4,468,560	4,481,284
Janus Aspen - Global Research Institutional Shares	13,119,407	168,811	91,180	77,631	-	10,165	10,165	3,349,848	3,360,013	3,437,644
Janus Aspen - Global Technology Institutional Shares	3,262,868	-	25,711	(25,711)	-	270,308	270,308	942,006	1,212,314	1,186,603
Janus Aspen - Janus Institutional Shares	17,283,158	148,139	123,523	24,616	-	321,070	321,070	4,592,914	4,913,984	4,938,600
Janus Aspen - Overseas Institutional Shares	16,876,831	486,720	100,662	386,058	-	(2,143,054)	(2,143,054)	3,717,714	1,574,660	1,960,718
Janus Aspen - Perkins Mid Cap Value Institutional Shares	6,912,419	99,631	50,352	49,279	161,652	908,215	1,069,867	599,079	1,668,946	1,718,225
TA Aegon Money Market Initial Class	9,317,501	448	56,722	(56,274)	-	-	-	-	-	(56,274)

See Accompanying Notes.
(1) See Footnote 1	5

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account B

Statements of Operations and Change in Net Assets

Year Ended December 31, 2013

Subaccount	Increase (Decrease) in Net Assets from Contract Transactions	Total Increase (Decrease) in Net Assets	Net Assets as of December 31, 2013

Janus Aspen - Balanced Institutional Shares	$(721,711)	$3,137,164	$23,404,369
Janus Aspen - Enterprise Institutional Shares	(4,210,165)	2,717,545	26,864,796
Janus Aspen - Flexible Bond Institutional Shares	(2,075,838)	(2,166,150)	7,960,752
Janus Aspen - Forty Institutional Shares	(1,858,699)	2,622,585	18,180,829
Janus Aspen - Global Research Institutional Shares	(1,267,299)	2,170,345	15,289,752
Janus Aspen - Global Technology Institutional Shares	127,437	1,314,040	4,576,908
Janus Aspen - Janus Institutional Shares	(1,232,881)	3,705,719	20,988,877
Janus Aspen - Overseas Institutional Shares	(3,134,409)	(1,173,691)	15,703,140
Janus Aspen - Perkins Mid Cap Value Institutional Shares	(734,676)	983,549	7,895,968
TA Aegon Money Market Initial Class	(288,192)	(344,466)	8,973,035

See Accompanying Notes.
(1) See Footnote 1	6

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account B

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies

Organization

WRL Series Annuity Account B (the Separate Account) is a segregated investment account of Western Reserve Life Assurance Co. of Ohio (WRL), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

The Separate Account is registered with the Securities and Exchange Commission as a Unit Investment Trust pursuant to provisions of the Investment Company Act of 1940. The Separate Account consists of multiple investment subaccounts. Each subaccount invests exclusively in the corresponding portfolio of a Mutual Fund. Each Mutual Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended. Activity in these specified investment subaccounts is available to contract owners of Janus Annuity Variable Annuity.

Subaccount Investment by Mutual Fund:

Subaccount	Mutual Fund
Janus Aspen Series	Janus Aspen Series
Janus Aspen - Balanced Institutional Shares	Janus Aspen - Balanced Portfolio Institutional Shares
Janus Aspen - Enterprise Institutional Shares	Janus Aspen - Flexible Bond Portfolio Institutional Shares
Janus Aspen - Flexible Bond Institutional Shares	Janus Aspen - Forty Portfolio Institutional Shares
Janus Aspen - Forty Institutional Shares	Janus Aspen - Global Technology Portfolio Institutional Shares
Janus Aspen - Global Research Institutional Shares	Janus Aspen - Overseas Portfolio Institutional Shares
Janus Aspen - Global Technology Institutional Shares	Janus Aspen - Janus Portfolio Institutional Shares
Janus Aspen - Janus Institutional Shares	Janus Aspen - Enterprise Portfolio Institutional Shares
Janus Aspen - Overseas Institutional Shares	Janus Aspen - Mid Cap Value Portfolio Institutional Shares
Janus Aspen - Perkins Mid Cap Value Institutional Shares	Janus Aspen - Worldwide Portfolio Institutional Shares
Transamerica Series Trust	Transamerica Series Trust
TA Aegon Money Market Initial Class	Transamerica Aegon Money Market VP Initial Class

Each period reported on reflects a full twelve month period except as follows:

Subaccount	Inception Date
TA Aegon Money Market Initial Class	January 30, 2009

The following subaccount name changes were made effective during the fiscal year ended December 31, 2013:

Subaccount	Formerly
Janus Aspen - Global Research Institutional Shares	Janus Aspen - Worldwide Institutional Shares

Investments

Net purchase payments received by the Separate Account are invested in the portfolios of the Mutual Funds as selected by the contract owner. Investments are stated at the closing net asset values per share on December 31, 2013.

Realized capital gains and losses from sales of shares in the Separate Account are determined on the first-in, first-out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date. Unrealized gains or losses from investments in the Mutual Funds are included in the Statements of Operations and Changes in Net Assets.

7

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account B

Notes to Financial Statements

December 31, 2013

1. Organization and Summary of Significant Accounting Policies (continued)

Dividend Income

Dividends received from the Mutual Fund investments are reinvested to purchase additional mutual fund shares.

Accounting Policy

The financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for variable annuity separate accounts registered as unit investment trusts. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions regarding matters that affect the reported amount of assets and liabilities. Actual results could differ from those estimates.

8

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account B

Notes to Financial Statements

December 31, 2013

2. Investments

The aggregate cost of purchases and proceeds from sales of investments for the period ended December 31, 2013 were as follows:

Subaccount	Purchases	Sales

Janus Aspen - Balanced Institutional Shares	$4,093,909	$3,353,858
Janus Aspen - Enterprise Institutional Shares	308,502	4,555,897
Janus Aspen - Flexible Bond Institutional Shares	3,077,168	4,598,922
Janus Aspen - Forty Institutional Shares	2,246,651	4,092,603
Janus Aspen - Global Research Institutional Shares	246,280	1,436,149
Janus Aspen - Global Technology Institutional Shares	1,443,651	1,341,869
Janus Aspen - Janus Institutional Shares	1,650,151	2,858,624
Janus Aspen - Overseas Institutional Shares	554,997	3,303,349
Janus Aspen - Perkins Mid Cap Value Institutional Shares	3,109,900	3,633,707
TA Aegon Money Market Initial Class	3,949,537	4,293,997

9

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account B

Notes to Financial Statements

3. Change in Units

The change in units outstanding were as follows:

	Year Ended December 31, 2013			Year Ended December 31, 2012
Subaccount	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)	Units Purchased	Units Redeemed and Transferred to/from	Net Increase (Decrease)

Janus Aspen - Balanced Institutional Shares	773	(12,994)	(12,221)	-	(19,364)	(19,364)
Janus Aspen - Enterprise Institutional Shares	-	(73,236)	(73,236)	-	(70,164)	(70,164)
Janus Aspen - Flexible Bond Institutional Shares	21,377	(81,310)	(59,933)	-	(47,880)	(47,880)
Janus Aspen - Forty Institutional Shares	182	(40,802)	(40,620)	-	(29,720)	(29,720)
Janus Aspen - Global Research Institutional Shares	-	(31,608)	(31,608)	-	(48,930)	(48,930)
Janus Aspen - Global Technology Institutional Shares	141	20,852	20,993	-	(105,627)	(105,627)
Janus Aspen - Janus Institutional Shares	604	(34,396)	(33,792)	-	(23,484)	(23,484)
Janus Aspen - Overseas Institutional Shares	76	(53,690)	(53,614)	-	(63,077)	(63,077)
Janus Aspen - Perkins Mid Cap Value Institutional Shares	3,955	(37,766)	(33,811)	7,326	(12,741)	(12,741)
TA Aegon Money Market Initial Class	4,026	(33,395)	(29,369)	-	(206,754)	(206,754)

10

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account B

Notes to Financial Statements

December 31, 2013

4.	Financial Highlights

The Separate Account offers various death benefit options, which have differing fees that are charged against the contract owner’s account balance. These charges are discussed in more detail in the individual’s policy. Differences in the fee structures for these units result in different unit values, expense ratios, and total returns.

			Unit Fair Value					Expense			Total Return***
			Corresponding to				Investment	Ratio**			Corresponding to
	Year		Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended	Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio

Janus Aspen - Balanced Institutional Shares
	12/31/2013	361,888	$64.67	to	$64.67	$ 23,404,369	2.31%	0.65%	to	0.65%	19.38%	to	19.38%
	12/31/2012	374,109	54.17	to	54.17	20,267,205	2.65	0.65	to	0.65	12.88	to	12.88
	12/31/2011	393,473	47.99	to	47.99	18,883,582	2.62	0.65	to	0.65	0.98	to	0.98
	12/31/2010	403,133	47.52	to	47.52	19,158,692	2.91	0.65	to	0.65	7.69	to	7.69
	12/31/2009	391,175	44.13	to	44.13	17,263,495	3.03	0.65	to	0.65	25.07	to	25.07
Janus Aspen - Enterprise Institutional Shares
	12/31/2013	401,976	66.83	to	66.83	26,864,796	0.50	0.65	to	0.65	31.52	to	31.52
	12/31/2012	475,212	50.81	to	50.81	24,147,251	-	0.65	to	0.65	16.53	to	16.53
	12/31/2011	545,376	43.61	to	43.61	23,781,500	-	0.65	to	0.65	(2.06)	to	(2.06)
	12/31/2010	597,095	44.52	to	44.52	26,583,249	0.07	0.65	to	0.65	25.04	to	25.04
	12/31/2009	621,439	35.61	to	35.61	22,127,105	-	0.65	to	0.65	43.89	to	43.89
Janus Aspen - Flexible Bond Institutional Shares
	12/31/2013	228,598	34.82	to	34.82	7,960,752	4.24	0.65	to	0.65	(0.78)	to	(0.78)
	12/31/2012	288,531	35.10	to	35.10	10,126,902	3.46	0.65	to	0.65	7.63	to	7.63
	12/31/2011	336,411	32.61	to	32.61	10,969,863	7.36	0.65	to	0.65	6.06	to	6.06
	12/31/2010	317,494	30.75	to	30.75	9,761,803	4.05	0.65	to	0.65	7.28	to	7.28
	12/31/2009	303,797	28.66	to	28.66	8,707,197	4.57	0.65	to	0.65	12.49	to	12.49
Janus Aspen - Forty Institutional Shares
	12/31/2013	351,012	51.80	to	51.80	18,180,829	0.73	0.65	to	0.65	30.38	to	30.38
	12/31/2012	391,632	39.73	to	39.73	15,558,244	0.65	0.65	to	0.65	23.35	to	23.35
	12/31/2011	421,352	32.21	to	32.21	13,569,858	0.37	0.65	to	0.65	(7.30)	to	(7.30)
	12/31/2010	471,297	34.74	to	34.74	16,372,879	0.35	0.65	to	0.65	6.06	to	6.06
	12/31/2009	529,093	32.75	to	32.75	17,330,433	0.04	0.65	to	0.65	45.39	to	45.39
Janus Aspen - Global Research Institutional Shares
	12/31/2013	333,237	45.88	to	45.88	15,289,752	1.20	0.65	to	0.65	27.60	to	27.60
	12/31/2012	364,845	35.96	to	35.96	13,119,407	0.80	0.65	to	0.65	19.30	to	19.30
	12/31/2011	413,775	30.14	to	30.14	12,471,652	0.57	0.65	to	0.65	(14.30)	to	(14.30)
	12/31/2010	452,997	35.17	to	35.17	15,931,696	0.62	0.65	to	0.65	15.09	to	15.09
	12/31/2009	496,854	30.56	to	30.56	15,183,356	1.46	0.65	to	0.65	36.81	to	36.81
Janus Aspen - Global Technology Institutional Shares
	12/31/2013	546,628	8.37	to	8.37	4,576,908	-	0.65	to	0.65	34.89	to	34.89
	12/31/2012	525,635	6.21	to	6.21	3,262,868	-	0.65	to	0.65	18.83	to	18.83
	12/31/2011	631,262	5.22	to	5.22	3,297,664	-	0.65	to	0.65	(9.27)	to	(9.27)
	12/31/2010	657,499	5.76	to	5.76	3,785,605	-	0.65	to	0.65	24.03	to	24.03
	12/31/2009	481,394	4.64	to	4.64	2,234,752	-	0.65	to	0.65	56.08	to	56.08
Janus Aspen - Janus Institutional Shares
	12/31/2013	509,494	41.20	to	41.20	20,988,877	0.78	0.65	to	0.65	29.50	to	29.50
	12/31/2012	543,286	31.81	to	31.81	17,283,158	0.51	0.65	to	0.65	17.82	to	17.82
	12/31/2011	566,770	27.00	to	27.00	15,303,517	0.58	0.65	to	0.65	(5.91)	to	(5.91)
	12/31/2010	621,150	28.70	to	28.70	17,825,624	1.11	0.65	to	0.65	13.78	to	13.78
	12/31/2009	642,285	25.22	to	25.22	16,200,074	0.54	0.65	to	0.65	35.47	to	35.47
Janus Aspen - Overseas Institutional Shares
	12/31/2013	240,094	65.40	to	65.40	15,703,140	3.15	0.65	to	0.65	13.82	to	13.82
	12/31/2012	293,708	57.46	to	57.46	16,876,831	0.63	0.65	to	0.65	12.73	to	12.73
	12/31/2011	356,785	50.97	to	50.97	18,185,969	0.46	0.65	to	0.65	(32.61)	to	(32.61)
	12/31/2010	430,227	75.63	to	75.63	32,539,627	0.69	0.65	to	0.65	24.50	to	24.50
	12/31/2009	475,486	60.75	to	60.75	28,886,078	0.57	0.65	to	0.65	78.40	to	78.40

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Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account B

Notes to Financial Statements

December 31, 2013

4. Financial Highlights (continued)

				Unit Fair Value					Expense			Total Return***
				Corresponding to				Investment	Ratio**			Corresponding to
	Year			Lowest to Highest			Net	Income	Lowest to			Lowest to Highest
Subaccount	Ended		Units	Expense Ratio			Assets	Ratio*	Highest			Expense Ratio

Janus Aspen - Perkins Mid Cap Value Institutional Shares
	12/31/2013		349,488	$22.59	to	$22.59	$ 7,895,968	1.29%	0.65%	to	0.65%	25.28%	to	25.28%
	12/31/2012		383,299	18.03	to	18.03	6,912,419	0.88	0.65	to	0.65	10.42	to	10.42
	12/31/2011		388,714	16.33	to	16.33	6,348,768	0.75	0.65	to	0.65	(3.27)	to	(3.27)
	12/31/2010		403,103	16.89	to	16.89	6,806,444	0.70	0.65	to	0.65	14.92	to	14.92
	12/31/2009		389,524	14.69	to	14.69	5,723,392	0.61	0.65	to	0.65	32.83	to	32.83
TA Aegon Money Market Initial Class
	12/31/2013		925,443	9.70	to	9.70	8,973,035	0.01	0.65	to	0.65	(0.64)	to	(0.64)
	12/31/2012		954,812	9.76	to	9.76	9,317,501	-	0.65	to	0.65	(0.64)	to	(0.64)
	12/31/2011		1,161,566	9.82	to	9.82	11,408,615	0.01	0.65	to	0.65	(0.64)	to	(0.64)
	12/31/2010		1,052,436	9.88	to	9.88	10,403,239	0.01	0.65	to	0.65	(0.64)	to	(0.64)
	12/31/2009	(1)	671,653	9.95	to	9.95	6,682,041	0.03	0.65	to	0.65	(0.51)	to	(0.51)

(1)	See footnote 1

*

These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the Mutual Fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the Mutual Fund in which the subaccounts invest.

**

These amounts represent the annualized contract expenses of the subaccount, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the Mutual Fund have been excluded.

***

These amounts represent the total return for the periods indicated, including changes in the value of the Mutual Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Effective 2012, total returns reflect a full twelve month period and total returns for subaccounts opened during the year have not been disclosed as they may not be indicative of a full year return. Effective 2011, expense ratios not in effect for the full twelve months are not reflected in the total return as they may not be indicative of a full year return.

12

Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account B

Notes to Financial Statements

December 31, 2013

5. Administrative and Mortality and Expense Risk Charges

WRL deducts a daily administrative charge equal to an annual rate of .15% of the daily net assets value of each subaccount for administrative expenses. WRL also deducts an annual charge during the accumulation phase, not to exceed $30, proportionately from the subaccounts’ unit values. An annual charge of .50% is deducted (based on the death benefit selected) from the unit values of the subaccounts of the Separate Account for WRL’s assumption of certain mortality and expense risks incurred in connection with the contract. The charge is assessed daily based on the net asset value of the Mutual Fund. Charges for administrative and mortality and expense risk are an expense of the subaccount. Charges reflected above are those currently assessed and may be subject to change. Contract owners should see their actual policy and any related attachments to determine their specific charges.

6. Income Tax

Operations of the Separate Account form a part of WRL, which is taxed as a life insurance company under Subchapter L of the Internal Revenue Code of 1986, as amended (the Code). The operations of the Separate Account are accounted for separately from other operations of WRL for purposes of federal income taxation. The Separate Account is not separately taxable as a regulated investment company under Subchapter M of the Code and is not otherwise taxable as an entity separate from WRL. Under existing federal income tax laws, the income of the Separate Account is not taxable to WRL, as long as earnings are credited under the variable annuity contracts.

7. Dividend Distributions

Dividends are not declared by the Separate Account, since the increase in the value of the underlying investment in the Mutual Funds is reflected daily in the accumulation unit price used to calculate the equity value within the Separate Account. Consequently, a dividend distribution by the Mutual Funds does not change either the accumulation unit price or equity values within the Separate Account.

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Western Reserve Life Assurance Co. of Ohio

WRL Series Annuity Account B

Notes to Financial Statements

December 31, 2013

8. Fair Value Measurements and Fair Value Hierarchy

The Accounting Standards Codification™ (ASC) 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the nature of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Separate Account has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Assets and Liabilities are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets

b) Quoted prices for identical or similar assets or liabilities in non-active markets

c) Inputs other than quoted market prices that are observable

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

All investments in the Mutual Funds included in the Statements of Assets and Liabilities are stated at fair value and are based upon daily unadjusted quoted prices, therefore are considered Level 1.

9. Subsequent Events

The Separate Account has evaluated the financial statements for subsequent events through the date which the financial statements were issued. During this period, there were no subsequent events requiring recognition or disclosure in the financial statements.

14

                                                     May 1, 2004

Janus Annuity

Variable Annuity

Statement of Additional Information

Issued through

WRL Series Annuity Account B

Offered by

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

570 Carillon Parkway

St. Petersburg, Florida 33716

This Statement of Additional Information (“SAI”) expands upon subjects discussed in the current prospectus for the Janus Annuity variable annuity offered by Western Reserve Life Assurance Co. of Ohio. You may obtain a copy of the prospectus dated May 1, 2004, by calling 1-800-851-9777 (Monday – Friday 8:30 a.m. - 7:00 p.m. Eastern Time), by writing to the administrative office, Western Reserve Life, Annuity Department, P. O. Box 9052, St. Petersburg, Florida 33758-9051 or by visiting our website at www.westernreserve.com. The prospectus sets forth information that a prospective investor should know before investing in a Contract. Terms used in the current prospectus for the Contract are incorporated in this SAI.

This SAI is not a prospectus and should be read only in conjunction with the prospectus for the Contract and with the prospectuses for the Trust.

AG09001 – 5/2004

DEFINITIONS OF SPECIAL TERMS

accumulation period	The period between the Contract date and the maturity date while the Contract is in force.

accumulation unit value	An accounting unit of measure we use to calculate subaccount values during the accumulation period.

administrative office	Our administrative office and mailing address is P.O. Box 9052, Clearwater, Florida 33758-9052. Our street address is 570 Carillon Parkway, St. Petersburg, Florida 33716. Our phone number is 1-800-504-4440.

age	The issue age, which is the annuitant’s age on the birthday nearest the Contract date, plus the number of completed Contract years. When we use the term “age” in this SAI, it has the same meaning as “attained age” in the Contract.

annuitant	The person you named in the application (or later changed), to receive annuity payments. The annuitant may be changed as provided in the Contract’s death benefit provisions and annuity provision.

annuity unit value	An accounting unit of measure we use to calculate annuity payments from certain subaccounts after the maturity date.

annuity value	The sum of the separate account value and the fixed account value at the end of any valuation period.

beneficiary(ies)	The person(s) you elect to receive the death benefit proceeds under the Contract.

cash value	The annuity value less the annual Contract charge and any applicable premium taxes.

Code	The Internal Revenue Code of 1986, as amended.

Contract date	Generally, the later of the date on which the initial purchase payment is received, or the date that the properly completed application is received, at Western Reserve’s administrative office. We measure Contract years, Contract months and Contract anniversaries from the Contract date.

death benefit proceeds	If an owner who is the annuitant dies during the accumulation period, the death benefit proceeds are the amount, if any, payable under the death benefit described in your Contract.

death report day	The valuation date on which we have received both proof of death of the owner who is the annuitant and a beneficiary’s election regarding payment. If there are multiple beneficiaries, the death report day is the earliest date on which we receive both proof of death and any beneficiary’s completed election form.

fixed account	An option to which you can direct your money under the Contract, other than the separate account. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in the general account. The fixed account is not available in all states.

fixed account value	During the accumulation period, your Contract’s value allocated to the fixed account.

in force	Condition under which the Contract is active and the owner is entitled to exercise all rights under the Contract.

maturity date	The date on which the accumulation period ends and annuity payments begin. The latest maturity date is the annuitant’s 90th birthday.

nonqualified Contracts	Contracts issued other than in connection with retirement plans.

owner (you, your)	The person(s) entitled to exercise all rights under the Contract. The annuitant is the owner unless the application states otherwise, or unless a change of ownership is made at a later time.

1

portfolio	A separate investment portfolio of the Trust.

purchase payments/premium	Amounts paid by an owner or on the owner’s behalf to Western Reserve as consideration for the benefits provided by the Contract. When we use the term “purchase payment” or “premium” in this SAI, it has the same meaning as “net payment” in the Contract, which means the purchase payment less any applicable premium taxes.

qualified Contracts	Contracts issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

separate account	WRL Series Annuity Account B, a unit investment trust consisting of subaccounts. Each subaccount of the separate account invests solely in shares of a corresponding portfolio of the Trust.

separate account value	During the accumulation period, your Contract’s value in the separate account, which equals the sum of the values in each subaccount.

subaccount	A subdivision of the separate account that invests exclusively in the shares of a specified portfolio and supports the Contracts. Subaccounts corresponding to each portfolio hold assets under the Contract during the accumulation period. Other subaccounts corresponding to each portfolio will hold assets after the maturity date if you select a variable annuity payment option.

successor owner	The person who becomes the new owner if the owner is not the annuitant and dies before the annuitant.

surrender	The termination of a Contract at the option of the owner.

Trust	Janus Aspen Series, an investment company registered with the U.S. Securities and Exchange Commission.

valuation date/ business day	Each day on which the NYSE is open for trading, except when a subaccount’s corresponding portfolio does not value its shares. Western Reserve is open for business on each day that the NYSE is open. When we use the term “business day,” it has the same meaning as valuation date.

valuation period	The period of time over which we determine the change in the value of the subaccounts in order to price accumulation units and annuity units. Each valuation period begins at the close of normal trading on the NYSE (currently 4:00 p.m. Eastern Time on each valuation date) and ends at the close of normal trading of the NYSE on the next valuation date.

Western Reserve (we, us, our)	Western Reserve Life Assurance Co. of Ohio.

2

THE CONTRACT — GENERAL PROVISIONS

In order to supplement the description in the prospectus, the following provides additional information about Western Reserve and the Contract, which may be of interest to a prospective purchaser.

OWNER

The Contract shall belong to the owner upon issuance of the Contract after completion of an application and delivery of the initial purchase payment. While the annuitant is living, the owner may: (1) assign the Contract; (2) surrender the Contract; (3) amend or modify the Contract with Western Reserve’s consent; (4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the Contract. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary; and of an owner’s spouse in a community or marital property state.

A successor owner may be named in the Contract application or in a written notice to our administrative office. The successor owner will become the new owner upon the owner’s death, if the owner is not the annuitant and dies before the annuitant. If no successor owner survives the owner and the owner dies before the annuitant, the owner’s estate will become the owner.

An owner may change the ownership of the Contract in a written notice to our administrative office. When this change takes effect, all rights of ownership in the Contract will pass to the new owner. A change of ownership may have tax consequences.

When there is a change of owner or successor owner, the change will take effect as of the date Western Reserve accepts the written notice at our administrative office. We assume no liability for any payments made, or actions taken before a change is accepted, and shall not be responsible for the validity or effect of any change of ownership. Changing an owner or naming a new successor owner cancels any prior choice of successor owner, but does not change the designation of the beneficiary or the annuitant.

ENTIRE CONTRACT

The Contract and any endorsements thereon and the Contract application constitute the entire contract between Western Reserve and the owner. All statements in the application are representations and not warranties. No statement will cause the Contract to be void or to be used in defense of a claim unless contained in the application.

MISSTATEMENT OF AGE OR GENDER

If the age or gender of the annuitant has been misstated, Western Reserve will change the annuity benefit payable to that which the purchase payments would have purchased for the correct age or gender. The dollar amount of any underpayment Western Reserve makes shall be paid in full with the next payment due such person or the beneficiary. The dollar amount of any overpayment Western Reserve makes due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the annuitant may be established at any time by the submission of proof Western Reserve finds satisfactory.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to compliance with applicable law, to add, remove or combine subaccounts, and substitute the shares that are held by the separate account for shares of another portfolio, at our discretion. We reserve the right to eliminate the shares of any of the portfolios of the Trust and to substitute shares of another portfolio of the Trust (or of another open-end registered investment company), if the shares of a portfolio are no longer available for investment or, if in our judgment, further investment in any portfolio should become inappropriate in view of the purposes of the separate account. We will not, however, substitute shares attributable to an owner’s interest in a subaccount without notice to, and prior approval of, the Securities and Exchange Commission (the “SEC”) to the extent required by the Investment Company Act of 1940, as amended (the “1940 Act”), or other applicable law.

3

We also reserve the right to establish additional subaccounts, each of which would invest in a new portfolio of the Trust, or in shares of another investment company, with a specified investment objective. New subaccounts may be established when, in the sole discretion of Western Reserve, marketing, tax or other investment conditions warrant, and any new subaccounts will be made available to existing owners on a basis to be determined by Western Reserve. We may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax or other investment conditions warrant.

In the event of any such substitution or change, we may make such changes in the Contracts and other annuity contracts as may be necessary or appropriate to reflect such substitution or change. If deemed by us to be in the best interests of persons having voting rights under the Contracts, the separate account may be operated as a management company under the 1940 Act, or subject to any required approval, it may be deregistered under the 1940 Act in the event such registration is no longer required.

We reserve the right to change the investment objective of any subaccount. Additionally, if required by law or regulation, we will not materially change an investment objective of the separate account or of a portfolio designated for a subaccount unless a statement of change is filed with and approved by the appropriate insurance official of the state of Western Reserve’s domicile, or deemed approved in accordance with such law or regulation.

ANNUITY PAYMENT OPTIONS

During the lifetime of the annuitant and prior to the maturity date, the owner may choose an annuity payment option or change the election. If no election is made prior to the maturity date, annuity payments will be made under payment Option D, as Variable Life Income with 10 years of guaranteed payments.

Thirty days prior to the maturity date, we will mail to the owner a notice and a form upon which the owner can select allocation options for the annuity proceeds as of the maturity date. We reserve the right to limit transfers to once per year after the maturity date. If a variable annuity payment option is chosen, the owner must include in the written notice the subaccount allocation of the annuity proceeds as of the maturity date. If we do not receive that form or other written notice acceptable to us prior to the maturity date, the Contract’s existing allocation options will remain in effect. The owner may also, prior to the maturity date, select or change the frequency of annuity payments, which may be monthly, quarterly, semi-annually or annually, provided that the annuity payment option and payment frequency provides for payments of at least $20 per period. If none of these is possible, a lump sum payment will be made.

Determination of the First Variable or Fixed Payment. The amount of the first variable or fixed annuity payment is determined by multiplying the annuity proceeds times the appropriate rate for the annuity option selected. The rates are based on the Society of Actuaries 1983 Individual Mortality Table A with projection Scale G, and variable rates are based on a 5% effective annual assumed investment return and assuming a maturity date in the year 2000. Gender based mortality tables will be used unless prohibited by law.

The amount of the first annuity payment depends upon the gender (if consideration of gender is allowed under state law) and adjusted age of the annuitant. The adjusted age is the annuitant’s actual age nearest birthday, at the maturity date, adjusted as follows:

Maturity Date	Adjusted Age
Before 2001	Actual Age
2001 — 2010	Actual Age minus 1
2011 — 2020	Actual Age minus 2
2021 — 2030	Actual Age minus 3
2031 — 2040	Actual Age minus 4
After 2040	As determined by Western Reserve

This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

Determination of Additional Variable Payments. The amount of variable annuity payments after the first will increase or decrease according to the annuity unit value which reflects the investment experience of the selected subaccount(s). Each variable annuity payment after the first will be equal to the number of units attributable to the Contract in each selected subaccount multiplied by the annuity unit value of that subaccount on the date the payment is processed. The number of such units is determined by dividing the first payment allocated to that subaccount by the annuity unit value of that subaccount on the date the first annuity payment is processed.

4

DEATH BENEFIT

Death of Owner. Federal tax law requires that if any owner (including any successor owner who has become a current owner) dies before the maturity date, then the entire value of the Contract must generally be distributed within five years of the date of death of such owner. Special rules apply where (1) the spouse of the deceased owner is the sole beneficiary, (2) an owner is not a natural person and the primary annuitant dies or is changed, or (3) any owner dies after the maturity date. See Certain Federal Income Tax Consequences of this SAI for a detailed description of these rules. Other rules may apply to qualified Contracts.

If an owner is not the annuitant and dies before the annuitant:

•	if no successor owner is named and alive on the death report day, the owner’s estate will become the new owner. The cash value must be distributed within five years of the former owner’s death;
•	if the successor owner is alive and is the owner’s spouse, the Contract will continue with the spouse as the new owner; or
•	if the successor owner is alive and is not the owner’s spouse, the successor owner will become the new owner. The cash value must be distributed either:
•	within five years of the former owner’s death; or
•	over the lifetime of the new owner, if a natural person, with payments beginning within one year of the former owner’s death; or
•	over a period that does not exceed the life expectancy (as defined by the Code and regulations adopted under the Code) of the new owner, if a natural person, with payments beginning within one year of the former owner’s death.

To determine payments, we may use the “account-based” method under which we recalculate the amount of the payment each year by dividing the remaining unpaid proceeds by the beneficiary’s current life expectancy, with payments beginning within one year of the deceased owner’s death.

Death of Annuitant. Due proof of death of the annuitant is proof that the annuitant died prior to the commencement of annuity payments. Upon receipt of this proof and an election of a method of settlement and return of the Contract, the death benefit generally will be paid within seven days, or as soon thereafter as we have sufficient information about the beneficiary(ies) to make the payment. The beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the annuity payment options, unless a settlement agreement is effective at an owner’s death preventing such election.

If the annuitant who is not an owner dies during the accumulation period and an owner is a natural person other than the annuitant, the owner will automatically become the annuitant and this Contract will continue. If the annuitant dies during the accumulation period and an owner is either (1) the same individual as the annuitant; or (2) other than a natural person, then the death benefit proceeds are payable to the beneficiary in a lump sum distribution.

If the annuitant who is an owner dies before maturity date, and the sole beneficiary is not the deceased annuitant’s spouse who elects to continue the Contract, (1) the death benefit must be distributed within five years of the date of the annuitant/deceased owner’s death, or (2) payments must begin no later than one year after the annuitant/deceased owner’s death and must be made (i) for the beneficiary’s lifetime or (ii) for a period certain (so long as any certain period does not exceed the beneficiary’s life expectancy). Payments must be made in accordance with the “account-based” method under which we recalculate the amount of the payment each year by dividing the remaining unpaid proceeds by the beneficiary’s current life expectancy, with payments beginning within one year of the deceased owner’s death. Death benefit proceeds which are not paid to or for the benefit of a natural person must be distributed within five years of the date of the annuitant/deceased owner’s death. If the sole beneficiary is the annuitant/deceased owner’s surviving spouse, such spouse may elect to continue the Contract as the new annuitant and owner instead of receiving the death benefit. (See Certain Federal Income Tax Consequences.)

If a beneficiary elects to receive the death benefit proceeds under the alternate payment option (1) or 2(ii) above, then we will: (a) allow partial withdrawals and transfers among the subaccounts and the fixed account; (b) deduct the transfer fee from each transfer after the first 12 transfers during the Contract year; (c) deduct the annual Contract charge each Contract year; and (d) not permit payment of the death benefit proceeds under the annuity provisions of the Contract upon complete distribution.

The beneficiary may name a new beneficiary for payment of the death benefit proceeds. If no new beneficiary is named, such payment will be made to the contingent beneficiary if named by the owner. If no new beneficiary or contingent beneficiary is named, such payment will be made to the beneficiary’s estate.

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Beneficiary. The beneficiary designation in the application will remain in effect until changed. An owner may change the designated beneficiary(ies) during the annuitant’s lifetime by sending written notice to us at our administrative office. A beneficiary’s consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date an owner signs the written notice. We will not be liable for any payment made before the written notice is received at our administrative office. Unless we receive written notice from an owner to the contrary, no beneficiary may assign any payments under the Contract before such payments are due. To the extent permitted by law, no payments under the Contract will be subject to the claims of any beneficiary’s creditors.

ASSIGNMENT

During the annuitant’s lifetime and prior to the maturity date (subject to any irrevocable beneficiary’s rights) the owner may assign any rights or benefits provided by a nonqualified Contract. The assignment of a Contract will be treated as a distribution of the annuity value for federal tax purposes. Any assignment must be made in writing and accepted by us. An assignment will be effective as of the date the request is received at our administrative office and is accepted by us. We assume no liability for any payments made or actions taken before a change is accepted and shall not be responsible for the validity or effect of any assignment.

With regard to qualified Contracts, any assignment may be subject to restrictions, penalties, taxation as a distribution, or even prohibition under the Code, and must be permitted under the terms of the underlying retirement plan.

PROOF OF AGE, GENDER, AND SURVIVAL

We may require proper proof of age and gender of any annuitant or co-annuitant prior to making the first annuity payment. Prior to making any payment, we may require proper proof that the annuitant or co-annuitant is alive and legally qualified to receive such payment. If required by law to ignore differences in gender of any payee, annuity payments will be determined using unisex rates.

NON-PARTICIPATING

The Contract will not share in Western Reserve’s surplus earnings; no dividends will be paid.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a Contract, based on the Internal Revenue Code of 1986, as amended, proposed and final Treasury Regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to “United States Persons,” and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships and trusts or estates that are subject to United States federal income tax regardless of the source of their income.

TAX STATUS OF THE CONTRACT

The following discussion is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes.

Diversification Requirements. Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be “adequately diversified” in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg. § 1.817-5) apply a diversification requirement to each of the subaccounts of the separate account. The separate account, through the Trust and its portfolios, intends to comply with the diversification requirements of the Treasury.

Section 817(h) applies to variable annuity contracts other than pension plan contracts. The regulations reiterate that the diversification requirements do not apply to pension plan contracts. All of the qualified retirement plans (described below) are defined as pension plan contracts for these purposes. Notwithstanding the exception of qualified Contracts from application of the diversification rules, the investment vehicle for Western Reserve’s qualified Contracts (i.e., the Trust) will be structured to comply with the diversification standards because it serves as the investment vehicle for nonqualified Contracts as well as qualified Contracts.

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Owner Control. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the Contracts, we believe that the owner of a Contract should not be treated as the owner of the separate account assets. We reserve the right to modify the Contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the Contracts from being treated as the owners of the underlying separate account assets.

Distribution Requirements. The Code also requires that nonqualified contracts contain specific provisions for distribution of contract proceeds upon the death of an owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such contracts provide that if any owner dies on or after the maturity date and before the entire interest in the Contract has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner’s death. If any owner dies before the maturity date, the entire interest in the contract must generally be distributed within five years after such owner’s date of death or be applied to provide an immediate annuity under which payments will begin within one year of such owner’s death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. However, if such owner’s death occurs prior to the maturity date, and such owner’s surviving spouse is named beneficiary, then the Contract may be continued with the surviving spouse as the new owner. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of the owner. The Contract contains provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the Contracts satisfy all such Code requirements. The provisions contained in the Contracts will be reviewed and modified if necessary to maintain their compliance with the Code requirements when clarified by regulation or otherwise.

Withholding. The portion of any distribution under a Contract that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld and properly notifies us.

Qualified Contracts. The qualified Contract is designed for use with IRAs and Roth IRAs. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1⁄2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Owners are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law.

We make no attempt to provide more than general information about use of the Contract with IRAs and Roth IRAs. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax advisor regarding the suitability of the Contract.

Individual Retirement Annuities. In order to qualify as a traditional individual retirement annuity (“IRA”) under section 408(b) of the Code, a Contract must contain certain provisions: (i) the owner must be the annuitant; (ii) the Contract generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the Contract as collateral security; (iii) subject to special rules, the total purchase payments for any tax year on behalf of any individual may not exceed $3,000 for 2004 ($3,500 if age 50 or older by the end of 2004), except in the case of a rollover amount or contribution under section 408(d)(3) of the Code; (iv) annuity payments or partial withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1⁄2 and must be made in a specified form or manner; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the annuity value; and (vii) the entire interest of the owner is non-forfeitable. Contracts intended to qualify as traditional IRAs under section 408(b) of the Code contain such provisions. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1⁄2 (unless certain exceptions apply) are subject to a 10% penalty tax.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply to the rollover or conversion and to distributions attributable thereto. You should consult a tax advisor before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose modified adjusted gross income is under $110,000 for single filers, $160,000 for married filing jointly, and $10,000 for married filing separately. The amount per individual that may be contributed to all IRAs (Roth and traditional) is $3,000 for 2004 ($3,500 if age

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50 or older by the end 2004). Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made five tax years after the first contribution to any Roth IRA of the individual and made after attaining age 59 1⁄2, or to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature withdrawal penalty tax unless an exception applies. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if the amounts are distributed within the five taxable years beginning with the year in which the conversion was made. Unlike the traditional IRA, there are no minimum required distributions during the owner’s lifetime; however, required distributions at death are generally the same.

TAXATION OF WESTERN RESERVE

Western Reserve at present is taxed as a life insurance company under Part I of Subchapter L of the Code. The separate account is treated as part of us and, accordingly, will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the Contract. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by us with respect to the separate account, we may make a charge to the separate account.

INVESTMENT EXPERIENCE

ACCUMULATION UNITS

Allocations of a purchase payment directed to a subaccount are credited in the form of accumulation units. Each subaccount has a distinct accumulation unit value. The number of units credited is determined by dividing the purchase payment or amount transferred to the subaccount by the accumulation unit value of the subaccount as of the end of the valuation period during which the allocation is made. For each subaccount, the accumulation unit value for a given business day is based on the net asset value of a share of the corresponding portfolio of the Trust less any applicable charges or fees.

Upon allocation to the selected subaccount of the separate account, purchase payments are converted into accumulation units of the subaccount. At the end of any valuation period, a subaccount’s value is equal to the number of units that your Contract has in the subaccount, multiplied by the accumulation unit value of the subaccount.

The number of units that your Contract has in each subaccount is equal to:

1.	The initial units purchased on the Contract date; plus

2.	Units purchased at the time additional purchase payments are allocated to the subaccount; plus

3.	Units purchased through transfers from another subaccount or the fixed account; minus

4.	Any units that are redeemed to pay for partial withdrawals; minus

5.	Any units that are redeemed as part of a transfer to another subaccount or the fixed account; minus

6.	Any units that are redeemed to pay the annual Contract charge, any premium taxes and any transfer charge.

The value of an accumulation unit was arbitrarily established at $10.00 at the inception of each subaccount. Thereafter, the value of an accumulation unit is determined as of the close of the regular session of business on the NYSE (currently 4:00 p.m. Eastern Time), on each day the NYSE is open.

ACCUMULATION UNIT VALUE

The accumulation unit value will vary from one valuation period to the next depending on the investment results experienced by each subaccount. The accumulation unit value for each subaccount at the end of a valuation period is the result of:

1.	The total value of the assets held in the subaccount. This value is determined by multiplying the number of shares of the designated Trust portfolio owned by the subaccount times the portfolio’s net asset value per share; minus

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2.	The accrued daily percentage for the mortality and expense risk charge and the administrative charge multiplied by the net assets of the subaccount; minus

3.	The accrued amount of reserve for any taxes that are determined by us to have resulted from the investment operations of the subaccount; divided by

4.	The number of outstanding units in the subaccount.

During the accumulation period, the mortality and expense risk charge is deducted at an annual rate of 0.50% of net assets for each day in the valuation period and compensates us for certain mortality and expense risks. The administrative charge is deducted at an annual rate of 0.15% of net assets for each day in the valuation period and compensates us for certain administrative expenses. The accumulation unit value may increase, decrease, or remain the same from valuation period to valuation period.

ANNUITY UNIT VALUE AND ANNUITY PAYMENT RATES

The amount of variable annuity payments will vary with annuity unit values. Annuity unit values rise if the net investment performance of the subaccount (that is, the portfolio performance minus subaccount fees and charges including the mortality and expense risk and administrative charges that will equal an annual rate of 0.65% exceeds the assumed interest rate of 5% annually. Conversely, annuity unit values fall if the net investment performance of the subaccount is less than the assumed rate. The value of a variable annuity unit in each subaccount was established at $10.00 on the date operations began for that subaccount. The value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:

(a)	is the variable annuity unit value for that subaccount on the immediately preceding business day;

(b)	is the net investment factor for that subaccount for the valuation period; and

(c)	is the investment result adjustment factor for the valuation period.

The investment result adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual assumed investment return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

The net investment factor for the Contract used to calculate the value of a variable annuity unit in each subaccount for the valuation period is determined by dividing (i) by (ii) and subtracting (iii) from the result, where:

(i)	is the result of:

(1)	the net asset value of a portfolio share held in that subaccount determined at the end of the current valuation period; plus

(2)	the per share amount of any dividend or capital gain distributions made by the portfolio for shares held in that subaccount if the ex-dividend date occurs during the valuation period; plus or minus

(3)	a per share charge or credit for any taxes reserved for which we determine to have resulted from the investment operations of the subaccount.

(ii) is the net asset value of a portfolio share held in that subaccount determined as of the end of the immediately preceding valuation period.

(iii) is a factor representing the mortality and expense risk charge and the administrative charge. This factor is equal, on an annual basis, to 0.65% of the daily net asset value of the portfolio share held in that subaccount.

The dollar amount of subsequent variable annuity payments will depend upon changes in applicable annuity unit values.

The annuity payment rates vary according to the annuity option elected and the gender and adjusted age of the annuitant at the maturity date. See Annuity Payment Options — Determination of the First Variable and Fixed Payment, which contains a table for determining the adjusted age of the annuitant.

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Illustration of Calculations for Annuity Unit Value

and Variable Annuity Payments

Formula and Illustration for Determining Annuity Unit Value

Annuity unit value = ABC

Where:	A =	Annuity unit value for the immediately preceding valuation period.

		Assume	= $X

	B =	Net investment factor for the valuation period for which the annuity unit value is being calculated.

		Assume	= Y

	C =	A factor to neutralize the assumed interest rate of 5% built into the annuity tables used.

		Assume	= Z

Then, the annuity unit value is: $XYZ = $Q

Formula and Illustration for Determining Amount of

First Monthly Variable Annuity Payment

First monthly variable annuity payment =	AB
$1,000

Where:	A =	The annuity value as of the maturity date.

		Assume	= $X

B = The annuity purchase rate per $1,000 based upon the option selected, the gender and adjusted age of the annuitant according to the tables contained in the Contract.

Assume	= $Y

Then, the first monthly variable annuity payment =	$XY = $Z
1,000

Formula and Illustration for Determining the Number of Annuity Units

Represented by Each Monthly Variable Annuity Payment

Number of annuity units =	A
B

Where:	A =	The dollar amount of the first monthly variable annuity payment.

		Assume	= $X

B = The annuity unit value for the valuation date on which the first monthly payment is due.

Assume	= $Y

Then, the number of annuity units =	$X	= Z
$Y

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HISTORICAL PERFORMANCE DATA

MONEY MARKET YIELDS

Yield. The yield quotation set forth in the prospectus for the Money Market subaccount is for the seven days ended on the date of the most recent balance sheet of the separate account included in the registration statement, and is computed by determining the net change, exclusive of capital changes and income other than investment income, in the value of a hypothetical pre-existing account having a balance of one unit in the Money Market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting figure carried to at least the nearest hundredth of one percent.

Effective Yield. The effective yield quotation for the Money Market subaccount set forth in the prospectus is for the seven days ended on the date of the most recent balance sheet of the separate account included in the registration statement. The effective yield is computed by determining the net change, exclusive of capital changes and income other than investment income, in the value of a hypothetical pre-existing subaccount having a balance of one unit in the Money Market subaccount at the beginning of the period. A hypothetical charge, reflecting deductions from owner accounts, is subtracted from the balance. The difference is divided by the value of the subaccount at the beginning of the base period to obtain the base period return, which is then compounded by adding 1. Next, the sum is raised to a power equal to 365 divided by 7, and 1 is subtracted from the result. The following formula describes the computation:

EFFECTIVE YIELD = ({BASE PERIOD RETURN + 1}365/7) - 1

The effective yield is shown at least to the nearest hundredth of one percent.

Hypothetical Charge. For purposes of the yield and effective yield computations, the hypothetical charge reflects all fees and charges that are charged to all owner accounts in proportion to the length of the base period. Such fees and charges include the $30 annual Contract charge, calculated on the basis of an average Contract size of $39,314, which translates into a charge of 0.08%. The yield and effective yield quotations do not reflect any deduction for premium taxes or transfer charges that may be applicable to a particular Contract. No fees or sales charges are assessed upon annuitization under the Contracts, except premium taxes. Realized gains and losses from the sale of securities, and unrealized appreciation and depreciation of assets held by the Money Market subaccount and the Trust are excluded from the calculation of yield.

The yield on amounts held in the Money Market subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market subaccount actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market portfolio, the types and quality of portfolio securities held by the Money Market portfolio and its operating expenses. For the seven days ended December 31, 2003, the yield of the Money Market subaccount was 0.14%, and the effective yield was 0.14%.

OTHER SUBACCOUNT YIELDS

The yield quotations for all of the subaccounts, except the Money Market subaccount, representing the accumulation period set forth in the prospectus is based on the 30-day period ended on the date of the most recent balance sheet of the separate account and are computed by dividing the net investment income per unit earned during the period by the maximum offering price per unit on the last date of the period, according to the following formula:

YIELD = 2[ (	a – b	+ 1)[6] -1]
cd

Where:	a =	net investment income earned during the period by the corresponding portfolio of the Trust attributable to shares owned by the subaccount.
	b =	expenses accrued for the period (net of reimbursement).
	c =	the average daily number of units outstanding during the period.
	d =	the maximum offering price per unit on the last day of the period.

For purposes of the yield quotations for all of the subaccounts, except the Money Market subaccount, the calculations take into account all fees that are charged to all owner accounts during the accumulation period. Such fees include the $30 annual Contract charge, calculated on the basis of an average Contract size of $39,314, which translates into a charge of 0.08%. The calculations do not take into account any premium taxes or any transfer charges.

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Premium taxes currently range from 0% to 3.5% of purchase payments depending upon the jurisdiction in which the Contract is delivered.

The yield on amounts held in the subaccounts of the separate account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount’s actual yield is affected by the types and quality of its investments and its operating expenses.

TOTAL RETURNS

The total return quotations set forth in the prospectus for all of these subaccounts, except the Money Market subaccount, holding assets for the Contracts during the accumulation period are average annual total return quotations for the one, three, five, and ten-year periods, (or, while a subaccount has been in existence for a period of less than one, three, five or ten years, for such lesser period) ended on the date of the most recent balance sheet of the separate account, and for the period from the first date any subaccount investing in an underlying portfolio commenced operations until the aforesaid date. The quotations are computed by determining the average annual compounded rates of return over the relevant periods that would equal the initial amount invested to the ending redeemable value, adjusted to reflect current subaccount charges, according to the following formula:

P(1 + T)n = ERV

Where:	P =	a hypothetical initial payment of $1,000.
	T =	average annual total return.
	n =	number of years.
	ERV =	ending redeemable value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period.

For purposes of the total return quotations for all of the subaccounts, except the Money Market subaccount, the calculations take into account all fees that are charged under the Contract to all owner accounts during the accumulation period. Such fees include the mortality and expense risk charge of 0.50%, the administrative charge of 0.15%, and the $30 annual Contract charge, calculated on the basis of an average Contract size of $39,314, which translates into a charge of 0.08%. The calculations do not reflect any deduction for premium taxes or any transfer charges that may be applicable to a particular Contract.

OTHER PERFORMANCE DATA

We may present the total return data stated in the prospectus on a non-standardized basis. This means that the data will not be reduced by all the fees and charges under the Contract and that the data may be presented for different time periods and for different purchase payment amounts. Non-standardized performance data will only be disclosed if standardized performance data for the required periods is also disclosed.

We may also disclose cumulative total returns and average annual compound rates of return (T) for the subaccounts based on the inception date of the subaccounts investing in the underlying portfolios. We calculate cumulative total returns according to the following formula:

(1 + T)n - 1

Where:             T and n are the same values as above.

In addition, we may present historic performance data for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.

For instance, we may disclose average annual total returns for the portfolios reduced by some or all fees and charges under the Contract, as if the Contract had been in existence. Such fees and charges include the mortality and expense risk charge of 0.50%, the administrative charge of 0.15% and the $30 annual Contract charge (based on average Contract size of $39,314, the annual Contract charge translates into a charge of 0.08%). Such data may or may not assume a complete surrender of the Contract at the end of the period.

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ADVERTISING AND SALES LITERATURE

From time to time we may refer to the diversifying process of asset allocation based on the Modern Portfolio Theory developed by Nobel Prize winning economist Harry Markowitz. The basic assumptions of Modern Portfolio Theory are: (1) the selection of individual investments has little impact on portfolio performance, (2) market timing strategies seldom work, (3) markets are efficient, and (4) portfolio selection should be made among asset classes. Modern Portfolio Theory allows an investor to determine an efficient portfolio selection that may provide a higher return with the same risk or the same return with lower risk.

When presenting the asset allocation process we may outline the process of personal and investment risk analysis including determining individual risk tolerances and a discussion of the different types of investment risk. We may classify investors into four categories based on their risk tolerance and will quote various industry experts on which types of investments are best suited to each of the four risk categories. The industry experts quoted may include Ibbotson Associates, CDA Investment Technologies, Lipper Analytical Services and any other expert which has been deemed by us to be appropriate. We may also provide an historical overview of the performance of a variety of investment market indices, the performance of these indices over time, and the performance of different asset classes, such as stocks, bonds, cash equivalents, etc. We may also discuss investment volatility including the range of returns for different asset classes and over different time horizons, and the correlation between the returns of different asset classes. We may also discuss the basis of portfolio optimization including the required inputs and the construction of efficient portfolios using sophisticated computer-based techniques. Finally, we may describe various investment strategies and methods of implementation, the periodic rebalancing of diversified portfolios, the use of dollar cost averaging techniques, a comparison of the tax impact of purchase payments made on a “before tax” basis through a tax-qualified plan with those made on an “after tax” basis outside of a tax-qualified plan, and a comparison of tax-deferred versus non tax-deferred accumulation of purchase payments.

As described in the prospectus, in general, an owner is not taxed on increases in value under a Contract until a distribution is made under the Contract. As a result, the Contract will benefit from tax deferral during the accumulation period, as the annuity value may grow more rapidly than under a comparable investment where certain increases in value are taxed on a current basis. From time to time, we may use narrative, numerical or graphic examples to show hypothetical benefits of tax deferral in advertising and sales literature.

PUBLISHED RATINGS

We may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor’s Insurance Rating Services, Moody’s Investors Service, Inc. and Fitch Ratings. These ratings are opinions of an operating insurance company’s financial strength and capacity to meet its obligations to Contract owners. These ratings do not apply to the separate account, its subaccounts, the Trust or its portfolios, or to their performance.

ADMINISTRATION

Western Reserve performs administrative services for the Contracts. These services include issuance of the Contracts, maintenance of records concerning the Contracts, and certain valuation services.

RECORDS AND REPORTS

All records and accounts relating to the separate account will be maintained by Western Reserve at (1) 570 Carillon Parkway, St. Petersburg, Florida 33716-1202; (2) 400 West Market Street, Louisville, Kentucky 40202; (3) 4800 140th Avenue North, Clearwater, Florida 33762-3800; and (4) 1285 Starkey Road, Largo, Florida 33773. As presently required by the 1940 Act and regulations promulgated thereunder, Western Reserve will mail to all Contract owners at their last known address of record, at least annually, reports containing such information as may be required under the 1940 Act or by any other applicable law or regulation. Contract owners will also receive confirmation of each financial transaction (including purchase payments, transfers, partial withdrawals, and complete surrenders) and any other reports required by law or regulation.

DISTRIBUTION OF THE CONTRACTS

AFSG Securities Corporation (“AFSG”) is the principal underwriter of the Contracts. AFSG is located at 4333 Edgewood Rd., N.E., Cedar Rapids, Iowa 52499. AFSG is registered with the SEC under the Securities Exchange Act of 1934 and, is a member of the National Association of Securities Dealers, Inc. AFSG will not be compensated for its services as principal underwriter of the Contracts.

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There are no sales commissions payable upon the sale of Contracts. The offering of the Contracts is continuous and Western Reserve does not anticipate discontinuing the offering of the Contracts. However, Western Reserve reserves the right to do so at any time.

OTHER PRODUCTS

Western Reserve makes other variable annuity contracts available that are funded through other separate accounts. These variable annuity contracts may have different features, such as different investment choices or charges.

CUSTODY OF ASSETS

The assets of the separate account are held by Western Reserve. The assets of the separate account are kept physically segregated and held apart from our general account and any other separate account. Western Reserve maintains records of all purchases and redemptions of shares of the Trust. Additional protection for the assets of the separate account is provided by a blanket bond issued to AEGON USA, Inc. (“AEGON USA”) in the aggregate amount of $12 million, covering all of the employees of AEGON USA and its affiliates, including Western Reserve. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. provides additional fidelity coverage to a limit of $10 million.

LEGAL MATTERS

Sutherland Asbill & Brennan LLP has provided advice on certain matters concerning federal securities laws . All matters of Ohio law pertaining to the Contracts, including the validity of the Contracts and Western Reserve’s right to issue the Contracts under Ohio insurance law, have been passed upon by Thomas E. Pierpan, Esq., Vice President, Senior Counsel of Western Reserve.

INDEPENDENT AUDITORS

The accounting firm of Ernst & Young LLP, independent auditors, provided audit services to the separate account and Western Reserve for the year ended December 31, 2003. The principal business address of Ernst & Young LLP is 801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309-2764.

OTHER INFORMATION

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this SAI. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the prospectus or this SAI. Statements contained in the prospectus and this SAI concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

FINANCIAL STATEMENTS

The values of an owner’s interest in the separate account will be affected solely by the investment results of the selected subaccount(s). Western Reserve’s financial statements which are included in this SAI, should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

Financial statements for Western Reserve for the years ended December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 have been prepared on the basis of statutory accounting principles, rather than accounting principles generally accepted in the United States.

14

PART C	OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)	Financial Statements

All required financial statements are included in Part B of this Registration Statement.

(b)	Exhibits:

	(1)	(a)	Resolution of the Board of Directors establishing the WRL Series Annuity Account B. Note 7

		(b)	Resolution of Board of Directors of Transamerica Premier Life Insurance Company re-domesticating WRL Series Annuity Account B. Note 7

		(c)	Resolution of Board of Directors of Transamerica Premier Life Insurance Company Approving Plan of Merger with Western Reserve Life Assurance Co. of Ohio. Note 7

		(d)	Resolution of Board of Directors of Western Reserve Life Assurance Co. of Ohio Approving Plan of Merger with Transamerica Premier Life Insurance Company. Note 7

	(2)		Not Applicable.

	(3)	(a)	Amended and Restated Principal Underwriting Agreement —Monumental Life Insurance Company and Transamerica Capital, Inc. Note 1

		(b)	Amendment to Amended and Restated Principal Underwriting Agreement. Note 7

		(c)	Form of Broker/Dealer Life Insurance Company Product Sales Agreement by and between TCI Securities Corporation and the Broker/Dealer. Note 2

	(4)	(a)	Form of Contract. Note 3

	(5)	(a)	Form of Application. Note 7

	(6)	(a)	Restated Articles of Incorporation and Articles of Re-domestication of Transamerica Premier Life Insurance Company. Note 7

		(b)	Amended and Restated By-Laws Transamerica Premier Life Insurance Company. Note 7

	(7)	Not Applicable

	(8)	(a)	Amended and Restated Participation Agreement (Janus). Note 4

		(a)(1)	Amendment to Agreements (Janus). Note 7

		(a)(2)	Amendment No. 2 to Amended and Restated Participation Agreement (Janus). Note 7

		(b)	Participation Agreement (TST). Note 5

		(b)(1)	Amendment No. 1 to Participation Agreement (TST). Note 6

		(b)(2)	Amended Schedule A 07-01-14 to Participation Agreement (TST). Note 7

	(9)		Opinion of Counsel. Note 7

(10)	Consent of Independent Registered Public Accounting Firm. Note 7

(11)	Not applicable.

(12)	Not applicable.

(13)	Powers of Attorney. Brenda K. Clancy, Scott W. Ham, C. Michiel van Katwijk, Robert J. Kontz, Mark W. Mullin, Arthur C. Schneider, Jason Orlandi, and Eric J. Martin. Note 7

Note 1.	Incorporated herein by reference to Post-Effective Amendment No. 9 to Form N-4 Registration Statement (File No. 333-146323) filed on April 25, 2013.

Note 2.	Incorporated herein by reference to Initial Filing to Form N-4 Registration Statement (File No. 333-185574) filed on December 20, 2012.

Note 3	Incorporated herein by reference to Post-Effective Amendment No. 13 to Form N-4 Registration Statement (File No. 33-63246) filed on January 29, 2009.

Note 4.	Incorporated herein by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 33-63246) filed on April 21, 2003.

Note 5.	Incorporated herein by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-185573) filed on April 10, 2013.

Note 6.	Incorporated herein by reference to Post-Effective Amendment No. 24 to Form N-4 Registration Statement (File No. 333-108525) filed on August 16, 2013.

Note 7.	Filed herewith.

Item 25.  Directors and Officers of the Depositor (Transamerica Premier Life Insurance Company)

Name and Business Address	Principal Positions and Offices with Depositor

Brenda K. Clancy 4333 Edgewood Road NE Cedar Rapids, IA 52499	Director, Chairman of the Board, President and Chief Executive Officer

Scott W. Ham 4333 Edgewood Road NE Cedar Rapids, IA 52499	Director, and Division President – Life & Protection

C. Michiel van Katwijk 100 Light Street Baltimore, MD 21202	Director, Chief Financial Officer, Treasurer and Senior Vice President

Robert J. Kontz 4333 Edgewood Road NE Cedar Rapids, IA 52499	Director and Vice President

Mark W. Mullin 100 Light Street Baltimore, MD 21202	Director

Arthur C. Schneider 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Chief Tax Officer and Senior Vice President

Jason Orlandi 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Senior Vice President, Secretary and General Counsel

Eric J. Martin 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Corporate Controller and Senior Vice President

Alison Ryan 1150 S. Olive St. Los Angeles, CA 90015	Vice President

Item 26. Persons Controlled by or under Common Control with the Depositor or Registrant.

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
25 East 38th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

239 West 20th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

313 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

319 East 95th Street, LLC	Delaware	Sole Member: Yarra Rapids, LLC	Real estate investments

44764 Yukon Inc.	Canada	100% Creditor Resources, Inc.	Holding company

AEGON Alliances, Inc.	Virginia	100% Commonwealth General Corporation	Insurance company marketing support

AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding Company	Registered investment advisor

AEGON Assignment Corporation	Illinois	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Assignment Corporation of Kentucky	Kentucky	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Canada ULC	Canada	AEGON Canada Holding B.V. owns 174,588,712 shares of Common Stock; 1,500 shares of Series II Preferred stock; 2 shares of Series III Preferred stock. TIHI Canada Holding, LLC owns 1,441,941.26 shares of Class B - Series I Preferred stock.	Holding company

AEGON Capital Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Portfolio management company/investment advisor

AEGON Direct & Affinity Marketing Services Australia Pty Limited	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Marketing/operations company

AEGON Direct & Affinity Marketing Services Co., Ltd.	Japan	100% AEGON DMS Holding B.V.	Marketing company

AEGON Direct & Affinity Marketing Services Limited	Hong Kong	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.

AEGON Direct & Affinity Marketing Services (Thailand) Limited	Thailand	97% Transamerica International Direct Marketing Consultants, LLC; remaining 3% held by various AEGON employees	Marketing of insurance products in Thailand

AEGON Direct Marketing Services, Inc.	Maryland	Monumental Life Insurance Company owns 103,324 shares; Commonwealth General Corporation owns 37,161 shares	Marketing company

AEGON Direct Marketing Services Europe Ltd.	United Kingdom	100% Cornerstone International Holdings, Ltd.	Marketing

AEGON Direct Marketing Services Insurance Broker (HK) Limited	Hong Kong	100% AEGON Direct Marketing Services Hong Kong Limited	Brokerage company

AEGON Direct Marketing Services International, Inc.	Maryland	100% AUSA Holding Company	Marketing arm for sale of mass marketed insurance coverage

AEGON Direct Marketing Services Korea Co., Ltd.	Korea	100% AEGON DMS Holding B.V.	Provide consulting services ancillary to the marketing of insurance products overseas.

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON Direct Marketing Services Mexico, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide management advisory and technical consultancy services.

AEGON Direct Marketing Services Mexico Servicios, S.A. de C.V.	Mexico	100% AEGON DMS Holding B.V.	Provide marketing, trading, telemarketing and advertising services in favor of any third party, particularly in favor of insurance and reinsurance companies.

AEGON Direct Marketing Services, Inc.	Taiwan	100% AEGON DMS Holding B.V.	Authorized business: Enterprise management consultancy, credit investigation services, to engage in business not prohibited or restricted under any law of R.O.C., except business requiring special permission of government.

AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Company	Marketing

AEGON Fund Management Inc.	Canada	100% AEGON Asset Management (Canada) B.V.	Mutual fund manager

AEGON Funding Company, LLC.	Delaware	100% AEGON USA, LLC	Issue debt securities-net proceeds used to make loans to affiliates

AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and administrative services to insurance companies

AEGON Life Insurance Agency Inc.	Taiwan	100% AEGON Direct Marketing Services, Inc. (Taiwan Domiciled)	Life insurance

AEGON Managed Enhanced Cash, LLC	Delaware	Members: Transamerica Life Insurance Company (89.5727%) ; Monumental Life Insurance Company (10.4273%)	Investment vehicle for securities lending cash collateral

AEGON Management Company	Indiana	100% AEGON U.S. Holding Corporation	Holding company

AEGON N.V.	Netherlands	22.446% of Vereniging AEGON Netherlands Membership Association	Holding company

AEGON Structured Settlements, Inc.	Kentucky	100% Commonwealth General Corporation	Administers structured settlements of plaintiff’s physical injury claims against property and casualty insurance companies.

AEGON U.S. Holding Corporation	Delaware	100% Transamerica Corporation	Holding company

AEGON USA Asset Management Holding, LLC	Iowa	100% AUSA Holding Company	Holding company

AEGON USA Investment Management, LLC	Iowa	100% AEGON USA Asset Management Holding, LLC	Investment advisor

AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company

AEGON USA Realty Advisors, LLC	Iowa	Sole Member - AEGON USA Asset Management Holding, LLC	Administrative and investment services

AEGON USA Realty Advisors of California, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON USA, LLC	Iowa	100% AEGON U.S. Holding Corporation	Holding company

AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Inactive

ALH Properties Eight LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Eleven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Four LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Nine LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seven LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Seventeen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Sixteen LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Ten LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Twelve LLC	Delaware	100% FGH USA LLC	Real estate

ALH Properties Two LLC	Delaware	100% FGH USA LLC	Real estate

AMTAX HOLDINGS 308, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 347, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 388, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 483, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 546, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 559, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 561, LLC	Ohio	TAHP Fund VII, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 567, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AMTAX HOLDINGS 588, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 613, LLC	Ohio	Garnet LIHTC Fund VII, LLC - 99% member; Cupples State LIHTC Investors, LLC - 1% member; TAH Pentagon Funds, LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 639, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 649, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 672, LLC	Ohio	TAHP Fund I, LLC - 100% MEMBER; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

AMTAX HOLDINGS 713, LLC	Ohio	TAHP Fund II, LLC - 100% member; TAH Pentagon Funds LLC - non-owner manager	Affordable housing

Apollo Housing Capital Arrowhead Gardens, LLC	Delaware	Garnet LIHTC Fund XXXV, LLC - sole Member	Affordable housing

Asia Investment Holding Limited	Hong Kong	99% Transamerica Life Insurance Company	Holding company

AUSA Holding Company	Maryland	100% AEGON USA, LLC	Holding company

AUSA Properties, Inc.	Iowa	100% AUSA Holding Company	Own, operate and manage real estate

AXA Equitable AgriFinance, LLC	Delaware	Members: AEGON USA Realty Advisors, LLC (50%); AXA Equitable Life Insurance Company, a non-affiliate of AEGON (50%)	Agriculturally-based real estate advisory services

Bay Area Community Investments I, LP	California	Partners: 69.995% Transamerica Life Insurance Company; 29.995% Monumental Life Insurance Company; 0.01% Transamerica Affordable housing, Inc.	Investments in low income housing tax credit properties

Bay State Community Investments I, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Bay State Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Investments in low income housing tax credit properties

Canadian Premier Life Insurance Company	Canada	100% Transamerica Life Canada	Insurance company

CBC Insurance Revenue Securitization, LLC	Delaware	100% Clark Consulting, LLC	Special purpose

Cedar Funding, Ltd.	Cayman Islands	100% Transamerica Life Insurance Company	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Clark, LLC	Delaware	Sole Member - Diversified Retirement Corporation	Holding company

Clark Consulting, LLC	Delaware	100% Clark, LLC	Financial consulting firm

Clark Investment Strategies, Inc.	Delaware	100% Clark Consulting, LLC	Registered investment advisor

Clark Securities, Inc.	California	100% Clark Consulting, LLC	Broker-Dealer

Commonwealth General Corporation	Delaware	100% AEGONUSA, LLC	Holding company

Consumer Membership Services Canada Inc.	Canada	100% AEGON Canada ULC	Marketing of credit card protection membership services in Canada

Cornerstone International Holdings Ltd.	UK	100% AEGON DMS Holding B.V.	Holding company

CRG Insurance Agency, Inc.	California	100% Clark Consulting, Inc.	Insurance agency

Creditor Resources, Inc.	Michigan	100% AUSA Holding Company	Credit insurance

CRI Canada Ltd.	Canada	44764 Yukon Inc. owns all preferred shares of stock; various non-AEGON entities/investors own common shares of stock	Holding company

CRI Solutions Inc.	Maryland	100% Creditor Resources, Inc.	Sales of reinsurance and credit insurance

Cupples State LIHTC Investors, LLC	Delaware	100% Garnet LIHTC Fund VIII, LLC	Investments

Erfahrungsschatz GmbH	Germany	100% Cornerstone International Holdings, Ltd.	Marketing/membership

FD TLIC, Limited Liability Company	New York	100% Transamerica Life Insurance Company	Broadway production

FD TLIC Ltd.	United Kingdom	100% FD TLIC, LLC	Theatre production

FGH Realty Credit LLC	Delaware	100% FGH USA, LLC	Real estate

FGH USA LLC	Delaware	100% RCC North America LLC	Real estate

FGP 90 West Street LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Mezzanine LLC	Delaware	100% FGH USA LLC	Real estate

FGP West Street LLC	Delaware	100% FGP West Mezzanine LLC	Real estate

FGP West Street Two LLC	Delaware	100% FGH USA LLC	Real estate

Fifth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Financial Planning Services, Inc.	District of Columbia	100% Commonwealth General Corporation	Special-purpose subsidiary

First FGP LLC	Delaware	100% FGH USA LLC	Real estate

Fong LCS Associates, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Fourth FGP LLC	Delaware	100% FGH USA LLC	Real estate

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Assurance Corporation	Kentucky	100%Transamerica Life Insurance Company	Investments

Garnet Assurance Corporation II	Iowa	100% Commonwealth General Corporation	Business investments

Garnet Assurance Corporation III	Iowa	100% Transamerica Life Insurance Company	Business investments

Garnet Community Investments, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Securities

Garnet Community Investments III, LLC	Delaware	100%Transamerica Life Insurance Company	Business investments

Garnet Community Investments IV, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments V, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments VIII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments IX, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments X, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XI, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XII, LLC	Delaware	100% Monumental Life Insurance Company	Investments

Garnet Community Investments XVIII, LLC	Delaware	100% Transamerica Life Insurance Company	Investments

Garnet Community Investments XX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Real estate investments

Garnet Community Investments XXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVI, LLC	Delaware	100% Transamerica Life Insurance Company	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet Community Investments XXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investment XXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXV, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVI, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXVIII, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XXXIX, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XL, LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Investments

Garnet Community Investments XLI, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet Community Investments XLII, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	Investments

Garnet LIHTC Fund II, LLC	Delaware	Members: Garnet Community Investments II, LLC (99.99%); Transamerica Life Insurance Company (0.01%)	Investments

Garnet LIHTC Fund III, LLC	Delaware	Members: Garnet Community Investments III, LLC (0.01%); Jefferson-Pilot Life Insurance Company, a non-AEGON affiliate (99.99%)	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund IV, LLC	Delaware	Members: Garnet Community Investments IV, LLC (0.01%); Goldenrod Asset Management, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund V, LLC	Delaware	Members: Garnet Community Investments V, LLC (0.01%); Lease Plan North America, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VI, LLC	Delaware	Members: Garnet Community Investments VI, LLC (0.01%); Pydna Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund VII, LLC	Delaware	Members: Garnet Community Investments VII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate(99.99%)	Investments

Garnet LIHTC Fund VIII, LLC	Delaware	Members: Garnet Community Investments VIII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate(99.99%)	Investments

Garnet LIHTC Fund IX, LLC	Delaware	Members: Garnet Community Investments IX, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund X, LLC	Delaware	Members: Garnet Community Investments X, LLC (0.01%); Goldenrod Asset Management, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XI, LLC	Delaware	Members: Garnet Community Investments XI, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XII-A, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-B, LLC	Delaware	Garnet Community Investments XII, LLC (0.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XII-C, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XIII, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); and the following non-AEGON affiliates: Bank of America, N.A.( 73.39%); J.P. Morgan Chase Bank, N.A. (13.30%); NorLease, Inc. (13.30%)	Investments

Garnet LIHTC Fund XIII-A, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); J.P. Morgan Chase Bank, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIII-B, LLC	Delaware	Garnet Community Investments XII, LLC (.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIV, LLC	Delaware	0.01% Garnet Community Investments, LLC; 49.995% Wells Fargo Bank, N.A.; and 49.995% Goldenrod Asset Management, Inc.	Investments

Garnet LIHTC Fund XV, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XVI, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); FNBC Leasing Corporation, a non-AEGON entity (99.99%)	Investments

Garnet LIHTC Fund XVII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); ING USA Annuity and Life Insurance company, a non-affiliate of AEGON (12.999%), and ReliaStar Life Insurance Company, a non-affiliate of AEGON (86.991%).	Investments

Garnet LIHTC Fund XVIII, LLC	Delaware	Members: Garnet Community Investments XVIII, LLC (0.01%); Verizon Capital Corp., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XIX, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Bank of America, N.A., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XX, LLC	Delaware	Sole Member - Garnet Community Investments XX, LLC	Investments

Garnet LIHTC Fund XXI, LLC	Delaware	100% Garnet Community Investments, LLC	Investments

Garnet LIHTC Fund XXII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); NorLease, Inc., a non-AEGON affiliate (99.99%)	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXIII, LLC	Delaware	Members: Garnet Community Investments, LLC (0.01%); Idacorp Financial Services, Inc., a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXIV, LLC	Delaware	Members: Garnet Community Investments XXIV, LLC (0.01% as Managing Member); Transamerica Life Insurance Company (21.26%); non-affiliates of AEGON: New York Life Insurance Company (25.51%), New York Life Insurance and Annuity Corporation (21.73%) and Principal Life Insurance Company (31.49%)	Investments

Garnet LIHTC Fund XXV, LLC	Delaware	Members: Garnet Community Investment XXV, LLC (0.01%); Garnet LIHTC Fund XXVIII LLC (1%); non-affiliates of AEGON: Mt. Hamilton Fund, LLC (97.99%); Google Affordable housing I LLC (1%)	Investments

Garnet LIHTC Fund XXVI, LLC	Delaware	Members: Garnet Community Investments XXVI, LLC (0.01%); American Income Life Insurance Company, a non-affiliate of AEGON (99.99%)	Investments

Garnet LIHTC Fund XXVII, LLC	Delaware	Members: Garnet Community Investments XXVII, LLC (0.01%); Transamerica Life Insurance Company (16.7045%); non-affiliates of AEGON: Aetna Life Insurance Company (30.2856%); New York Life Insurance Company (22.7142%); ProAssurance Casualty Company (3.6343%); ProAssurance Indemnity Company (8.4800%); State Street Bank and Trust Company (18.1714%)	Investments

Garnet LIHTC Fund XXVIII, LLC	Delaware	Members: Garnet Community Investments XXVIII LLC (0.01%); non-affiliates of AEGON: USAA Casualty Insurance Company (17.998%); USAA General Indemnity Company (19.998%); USAA Life Insurance Company (3.999%); United Services Automobile Association (57.994%)	Real estate investments

Garnet LIHTC Fund XXIX, LLC	Delaware	Members: Garnet Community Investments XXIX, LLC (.01%); non-affiliate of AEGON: Bank of America, N.A. (99.99%)	Investments

Garnet LIHTC Fund XXX, LLC	Delaware	Garnet Community Investments XXX, LLC (0.01%); non-affiliate of AEGON, New York Life Insurance Company (99.99%)	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund XXXI, LLC	Delaware	Members: Garnet Community Investments XXXI, LLC (0.1%); non-affiliates of AEGON: Thunderbolt Peak Fund, LLC (98.99%); Google Affordable housing I, LLC (1%)	Investments

Garnet LIHTC Fund XXXII, LLC	Delaware	Sole Member: Garnet Community Investments XXXVII, LLC.	Investments

Garnet LIHTC Fund XXXIII, LLC	Delaware	Members: Garnet Community Investment XXXIII, LLC (0.01%); non-affiliate of AEGON, NorLease, Inc. (99.99%)	Investments

Garnet LIHTC Fund XXXIV, LLC	Delaware	Members: non-AEGON affiliate, U.S. Bancorp Community Development Corporation (99.99%); Garnet Community Investments XXXIV, LLC (.01%)	Investments

Garnet LIHTC Fund XXXV, LLC	Delaware	Members: Garnet Community Investment XXXV, LLC (0.01%); non-affiliate of AEGON, Microsoft Corporation (99.99%)	Investments

Garnet LIHTC Fund XXXVI, LLC	Delaware	Members: Garnet Community Investments XXXVI, LLC (1%) as managing member; JPM Capital Corporation, a non-AEGON affiliate (99%) as investor member	Investments

Garnet LIHTC Fund XXXVII, LLC	Delaware	Members: Garnet Community Investments XXXVII, LLC (.01%); LIH Realty Corporation, a non-AEGON affiliate (99.99%)	Investments

Garnet LIHTC Fund XXXVIII, LLC	Delaware	Sole Member - Garnet Community Investments XXXVIII, LLC	Investments

Garnet LIHTC Fund XXXIX, LLC	Delaware	Members: Garnet Community Investments XXXIX, LLC at 1% managing member and non-AEGON affiliate, FNBC Leasing Corporation as the 99% investor member.	Investments

Garnet LIHTC Fund XL, LLC	Delaware	Members: Garnet Community Investments XL, LLC as a .01% member and non-AEGON affiliate, Partner Reinsurance Company of the U.S. as the 99.99% member.	Investments

Garnet LIHTC Fund XLI, LLC	Delaware	Sole Member - Garnet Community Investment XLI, LLC	Investments

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Ganet LIHTC Fund XLII, LLC	Delaware	Members: Garnet Community Investments XLII, LLC (.01%) managing member; non-affiliates of AEGON: Community Trust Bank (83.33%) investor member; Metropolitan Bank (16.66%) investor member.	Investmetns

Global Preferred Re Limited	Bermuda	100% AEGON USA, LLC	Reinsurance

Harbor View Re Corp.	Hawaii	100% Commonwealth General Corporation	Captive insurance company

Horizons Acquisition 5, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Horizons St. Lucie Development, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Imani Fe, LP	California	Partners: Garnet LIHTC Fund XIV, LL (99.99% investor limited partner); Transamerica Affordable housing, Inc. (non-owner manager); non-affiliates of AEGON: ABS Imani Fe, LLC (.0034% class A limited partner); Central Valley Coalition for Affordable housing (.0033% co-managing general partner); Grant Housing and Economic Development Corporation (.0033% managing partner)	Affordable housing

Intersecurities Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

Interstate North Office Park GP, LLC	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park, LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park Owner, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Interstate North Office Park (Land) GP, LLC	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Interstate North Office Park (Land) LP	Delaware	100% Interstate North Office Park Owner, LLC	Investments

Investors Warranty of America, Inc.	Iowa	100% AUSA Holding Company	Leases business equipment

LCS Associates, LLC	Delaware	100% Investors Warranty of America, Inc.	Investments

Legacy General Insurance Company	Canada	100% AEGON Canada ULC	Insurance company

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Life Investors Alliance LLC	Delaware	Sole Member - Transamerica Life Insurance Company	Purchase, own, and hold the equity interest of other entities

LIICA Holdings, LLC	Delaware	Sole Member: Transamerica Life Insurance Company	To form and capitalize LIICA Re I, Inc.

LIICA Re I, Inc.	Vermont	100% LIICA Holdings, LLC	Captive insurance company

LIICA Re II, Inc.	Vermont	100% Transamerica Life Insurance Company	Captive insurance company

Massachusetts Fidelity Trust Company	Iowa	100% AUSA Holding Company	Trust company

McDonald Corporate Tax Credit Fund IV Limited Partnership	Delaware	Partners: Monumental Life Insurance Company - 99.9% General Partner; TAH-McD IV, LLC - 0.10% General Partner	Tax credit fund

MLIC Re I, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

Money Services, Inc.	Delaware	100% AUSA Holding Company	Provides financial counseling for employees and agents of affiliated companies

Monumental Financial Services, Inc.	Maryland	100% AEGON USA, LLC	DBA in the State of West Virginia for United Financial Services, Inc.

Monumental General Administrators, Inc.	Maryland	100% AUSA Holding Company	Provides management services to unaffiliated third party administrator

nVISION Financial, Inc.	Iowa	100% AUSA Holding Company	Special-purpose subsidiary

New Markets Community Investment Fund, LLC	Iowa	50% AEGON Institutional Markets, Inc.; 50% AEGON USA Realty Advisors, Inc.	Community development entity

Oncor Insurance Services, LLC	Iowa	Sole Member - Life Investors Financial Group, Inc.	Direct sales of term life insurance

Pearl Holdings, Inc. I	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Pearl Holdings, Inc. II	Delaware	100% AEGON USA Asset Management Holding, LLC	Holding company

Peoples Benefit Services, LLC	Pennsylvania	Sole Member - Stonebridge Life Insurance Company	Special-purpose subsidiary

Pine Falls Re, Inc.	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

Primus Guaranty, Ltd.	Bermuda	Members: Transamerica Life Insurance Company (20% 13.1%) and non-affiliates of AEGON and the public holders own the remainder.	Provides protection from default risk of investment grade corporate and sovereign issues of financial obligations.

PSL Acquisitions Operating, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Owner of Core subsidiary entities

Pyramid Insurance Company, Ltd.	Hawaii	100% Transamerica Corporation	Property & Casualty Insurance

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
RCC North America LLC	Delaware	100% AEGON USA, LLC	Real estate

Real Estate Alternatives Portfolio 1 LLC	Delaware	Members: Transamerica Life Insurance Company (90.96%); Monumental Life Insurance Company (6.30%); Transamerica Financial Life Insurance Company (2.74%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 2 LLC	Delaware	Members are: Transamerica Life Insurance Company (90.25%); Transamerica Financial Life Insurance Company (7.5%); Stonebridge Life Insurance Company (2.25%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3 LLC	Delaware	Members are: Transamerica Life Insurance Company (73.4%); Monumental Life Insurance Company (25.6%); Stonebridge Life Insurance Company (1%). Manager: AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

Real Estate Alternatives Portfolio 3A, Inc.	Delaware	Members: Monumental Life Insurance Company (37%); Transamerica Financial Life Insurance Company (9.4%); Transamerica Life Insurance Company (52.6%); Stonebridge Life Insurance Company (1%)	Real estate alternatives investment

Real Estate Alternatives Portfolio 4 HR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

Real Estate Alternatives Portfolio 4 MR, LLC	Delaware	Members are: Transamerica Life Insurance Company (64%); Monumental Life Insurance Company (32%); Transamerica Financial Life Insurance Company (4%). Manager: AEGON USA Realty Advisors, Inc.	Investment vehicle for alternative real estate investments that are established annually for our affiliated companies common investment

River Ridge Insurance Company	Vermont	100% AEGON Management Company	Captive insurance company

SB Frazer Owner, LLC	Delaware	100% Stonebridge Life Insurance Company	Investments

Second FGP LLC	Delaware	100% FGH USA LLC	Real estate

Selient Inc.	Canada	100% AEGON Canada ULC	Application service provider providing loan origination platforms to Canadian credit unions.

Seventh FGP LLC	Delaware	100% FGH USA LLC	Real estate

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Short Hills Management Company	New Jersey	100% AEGON U.S. Holding Corporation	Dormant

Southwest Equity Life Insurance Company	Arizona	Voting common stock is allocated 75% of total cumulative vote - AEGON USA, LLC. Participating Common stock (100% owned by non-AEGON shareholders) is allocated 25% of total cumulative vote.	Insurance

St. Lucie West Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Stonebridge Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan

Stonebridge International Insurance Ltd.	UK	100% Cornerstone International Holdings Ltd.	General insurance company

Stonebridge Life Insurance Company	Vermont	100% Commonwealth General Corporation	Insurance company

Stonebridge Reinsurance Company	Vermont	100% Stonebridge Life Insurance Company	Captive insurance company

TAH-MCD IV, LLC	Iowa	Sole Member - Transamerica Affordable housing, Inc.	Serve as the general partner for McDonald Corporate Tax Credit Fund IV Limited Partnership.

TAH Pentagon Funds, LLC	Iowa	Sole Member - Transamerica Affordable housing, Inc.	Serve as a general partner in a lower-tier tax credit entity

TAHP Fund 1, LLC	Delaware	Sole Member - Garnet LIHTC Fund IX, LLC	Real estate investments

TAHP Fund 2, LLC	Delaware	Sole Member - Garnet LIHTC Fund VIII, LLC	Low incoming housing tax credit

TAHP Fund VII, LLC	Delaware	Investor Member: Garnet LIHTC Fund XIX, LLC	Real estate investments

TCF Asset Management Corporation	Colorado	100% TCFC Asset Holdings, Inc.	A depository for foreclosed real and personal property.

TCFC Air Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

TCFC Asset Holdings, Inc.	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

The AEGON Trust Advisory Board: Mark W. Mullin, Alexander R. Wynaendts, and Craig D. Vermie	Delaware	100% AEGON International B.V.	Voting Trust

The RCC Group, Inc.	Delaware	100% FGH USA LLC	Real estate

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
THH Acquisitions, LLC	Iowa	Sole Member - Investors Warranty of America, Inc.	Acquirer of Core South Carolina mortgage loans from Investors Warranty of America, Inc. and holder of foreclosed real estate.

TIHI Canada Holding, LLC	Iowa	Sole Member - Transamerica International Holdings, Inc.	Holding company

TLIC Oakbrook Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

TLIC Riverwood Reinsurance, Inc.	Iowa	100% Transamerica Life Insurance Company	Limited purpose subsidiary life insurance company

Tradition Development Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Development company

Tradition Irrigation Company, LLC	Florida	Sole Member - PSL Acquisitions Operating, LLC	Irrigation company

Tradition Land Company, LLC	Iowa	Sole Member: Investors Warranty of America, Inc.	Acquirer of Core Florida mortgage loans from Investors Warranty and holder of foreclosed real estate.

Transamerica Accounts Holding Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Advisors Life Insurance Company	Arkansas	100% AEGON USA, LLC	Insurance company

Transamerica Affinity Marketing Corretora de Seguros Ltda.	Brazil	749,000 quota shares owned by AEGON DMS Holding B.V.; 1 quota share owned by AEGON International B.V.	Brokerage company

Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company

Transamerica Affordable housing, Inc.	California	100% Transamerica Realty Services, LLC	General partner LHTC Partnership

Transamerica Agency Network, Inc.	Iowa	100% AUSA Holding Company	Special purpose subsidiary

Transamerica Annuity Service Corporation	New Mexico	100% Transamerica International Holdings, Inc.	Performs services required for structured settlements

Transamerica Asset Management, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 77%; AUSA Holding Co. owns 23%.	Fund advisor

Transamerica Aviation LLC	Delaware	100% TCFC Air Holdings, Inc.	Special purpose corporation

Transamerica (Bermuda) Services Center, Ltd.	Bermuda	100% AEGON International B.V.	Special purpose corporation

Transamerica Capital, Inc.	California	100% AUSA Holding Company	Broker/Dealer

Transamerica Casualty Insurance Company	Ohio	100% AEGON USA, LLC	Insurance company

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Commercial Finance Corporation, I	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Consumer Finance Holding Company	Delaware	100% TCFC Asset Holdings, Inc.	Consumer finance holding company

Transamerica Corporation	Delaware	100% The AEGON Trust	Major interest in insurance and finance

Transamerica Corporation	Oregon	100% Transamerica Corporation	Holding company

Transamerica Direct Marketing Asia Pacific Pty Ltd.	Australia	100% AEGON DMS Holding B.V.	Holding company

Transamerica Direct Marketing Consultants Private Limited	India	99.95% AEGON DMS Holding B.V.; non-AEGON affiliate, Keshav Sunderraj owns .05%	Marketing consultant

Transamerica Distribution Finance - Overseas, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Commercial Finance

Transamerica Finance Corporation	Delaware	100% Transamerica Corporation	Commercial & Consumer Lending & equipment leasing

Transamerica Financial Advisors, Inc.	Delaware	1,000 shares owned by AUSA Holding Company; 209 shares owned by Transamerica International Holdings, Inc.; 729 shares owned by AEGON Asset Management Services, Inc.	Broker/Dealer

Transamerica Financial Life Insurance Company	New York	87.40% AEGON USA, LLC; 12.60% Transamerica Life Insurance Company	Insurance

Transamerica Fund Services, Inc.	Florida	Western Reserve Life Assurance Co. of Ohio owns 44%; AUSA Holding Company owns 56%	Mutual fund

Transamerica Funding LP	U.K.	99% Transamerica Leasing Holdings, Inc.; 1% Transamerica Commercial Finance Corporation, I	Intermodal leasing

Transamerica Home Loan	California	100% Transamerica Consumer Finance Holding Company	Consumer mortgages

Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary

Transamerica International Direct Marketing Consultants, LLC	Maryland	51% Hugh J. McAdorey; 49% AEGON Direct Marketing Services, Inc.	Provide consulting services ancillary to the marketing of insurance products overseas.

Transamerica International Holdings, Inc.	Delaware	100% AEGON USA, LLC	Holding company

Transamerica International RE (Bermuda) Ltd.	Bermuda	100% AEGON USA, LLC	Reinsurance

Transamerica International Re Escritório de Representação no Brasil Ltd	Brazil	95% Transamerica International Re(Bermuda) Ltd.; 5% Transamerica International Holdings, Inc.	Insurance and reinsurance consulting

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Investment Management, LLC	Delaware	Sole Member - AEGON USA Asset Management Holding, LLC	Investment advisor

Transamerica Investors Securities Corporation	Delaware	100% Transamerica Retirement Solutions Corporation	Broker/Dealer

Transamerica Leasing Holdings Inc.	Delaware	100% Transamerica Finance Corporation	Holding company

Transamerica Life Canada	Canada	100% AEGON Canada ULC	Life insurance company

Transamerica Life Insurance Company	Iowa	676,190 shares Common Stock owned by Transamerica International Holdings, Inc.; 86,590 shares of Preferred Stock owned by Transamerica Corporation; 30,564 shares of Preferred Stock owned by AEGON USA, LLC	Insurance

Transamerica Life (Bermuda) Ltd.	Bermuda	100% Transamerica Life Insurance Company	Long-term life insurer in Bermuda - will primarily write fixed universal life and term insurance

Transamerica Oakmont Corporation	California	100% Transamerica International Holdings, Inc.	General partner retirement properties

Transamerica Pacific Insurance Company, Ltd.	Hawaii	26,000 shares common stock owned by Commonwealth General Corporation; 1,000 shares of common stock owned by Transamerica International Holdings, Inc.	Life insurance

Transamerica Premier Life Insurance Company	Iowa	100% Commonwealth General Corporation	Insurance Company

Transamerica Pyramid Properties LLC	Iowa	100% Monumental Life Insurance Company	Realty limited liability company

Transamerica Realty Investment Properties LLC	Delaware	100% Monumental Life Insurance Company	Realty limited liability company

Transamerica Realty Services, LLC	Delaware	AUSA Holding Company - sole Member	Real estate investments

Transamerica Resources, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides education and information regarding retirement and economic issues.

Transamerica Retirement Advisors, Inc.	Delaware	100% Transamerica Retirement Solutions Corporation	Investment advisor

Transamerica Retirement Insurance Agency, Inc.	Delaware	100% Transamerica Retirement Solutions Corporation	Conduct business as an insurance agency.

Transamerica Retirement Solutions Corporation	Delaware	100% AUSA Holding Company	Retirement plan services.

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Securities Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer

Transamerica Small Business Capital, Inc.	Delaware	100% TCFC Asset Holdings, Inc.	Holding company

Transamerica Stable Value Solutions Inc.	Delaware	100% Commonwealth General Corporation	Principle Business: Provides management services to the stable value division of AEGON insurers who issue synthetic GIC contracts.

Transamerica Travel and Conference Services, LLC	Iowa	100% Money Services, Inc.	Travel and conference services

Transamerica Vendor Financial Services Corporation	Delaware	100% TCFC Asset Holdings, Inc.	Provides commercial leasing

Transamerica Ventures, LLC	Delaware	100% AUSA Holding Company	Investments

Transamerica Ventures Fund, LLC	Delaware	100% AUSA Holding Company	Investments

United Financial Services, Inc.	Maryland	100% AEGON USA, LLC	General agency

Universal Benefits, LLC	Iowa	100% AUSA Holding Company	Third party administrator

Western Reserve Life Assurance Co. of Ohio	Ohio	100% AEGON USA, LLC	Insurance

WFG China Holdings, Inc.	Delaware	100% World Financial Group, Inc.	Hold interest in Insurance Agency located in Peoples Republic of China

WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Properties Holdings, LLC	Georgia	100% World Financial Group, Inc.	Marketing

WFG Reinsurance Limited	Bermuda	51% owned by World Financial Group, Inc.; remaining 49% is annually offered to independent contractors associated with WFG Reinsurance Ltd.	Reinsurance

World Financial Group Canada Inc.	Canada	100% World Financial Group Holding Company of Canada Inc.	Marketing

World Financial Group Holding Company of Canada Inc.	Canada	100% Transamerica International Holdings, Inc.	Holding company

World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing

World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency

World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency

Company Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company

Yarra Rapids, LLC	Delaware	Members are: Real Estate Alternatives Portfolio 4MR, LLC (49%) and non-AEGON affiliate (51%)	Real estate investments

Zahorik Company, Inc.	California	100% AUSA Holding Company	Inactive

Zero Beta Fund, LLC	Delaware	Members are: Transamerica Life Insurance Company (82.35%); Monumental Life Insurance Company (16.16%); Transamerica Financial Life Insurance Company (1.49%) Manager: AEGON USA Investment Management LLC	Aggregating vehicle formed to hold various fund investments.

Item 27. Number	of Contract Owners

As of August 31, 2014, there were 2008 Owners of the Contracts.

Item 28. Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal	Underwriters–

(a)	Transamerica Capital, Inc. serves as the principal underwriter for:

Transamerica Capital, Inc. serves as the principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA B, Separate Account VA Q, Separate Account VA FF, Separate Account VA HH, Separate Account VA-1, Separate Account VA-2L, Separate Account VA-5, Separate Account VA-6, Separate Account VA-7, Separate Account VA-8, Separate Account Fund B, Separate Account Fund C, Transamerica Corporate Separate Account Sixteen, Transamerica Separate Account R3, Separate Account VL, Separate Account VUL-1; Separate Account VUL-2, Separate Account VUL-3, Separate Account VUL-4, Separate Account VUL-5, Separate Account VUL-6, Separate Account VUL-A, and Variable Life Account A. These accounts are separate accounts of Transamerica Life Insurance Company.

Transamerica Capital, Inc. serves as principal underwriter for Separate Account VA BNY, Separate Account VA QNY, TFLIC Separate Account VNY, Separate Account VA-2LNY, TFLIC Separate Account C, Separate Account VA-5NLNY, Separate Account VA-6NY, TFLIC Series Annuity Account, TFLIC Series Life Account. ML of New York Variable Annuity Separate Account, ML of New York Variable Annuity Separate Account A, ML of New York Variable Annuity Separate Account B, ML of New York Variable Annuity Separate Account C, ML of New York Variable Annuity Separate Account D, ML of New York Variable Life Separate Account, and ML of New York Variable Life Separate Account II. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Separate Account VA BB, Separate Account VA CC, Separate Account VL E, Separate Account VA U, Separate Account VA V, Separate Account VA AA, WRL Series Life Account, WRL Series Life Account G, WRL Series Life Corporate Account, WRL Series Annuity Account and WRL Series Annuity Account B. This account is a separate account of Transamerica Premier Life Insurance Company (formerly known as Monumental Life Insurance Company).

Transamerica Capital, Inc. also serves as principal underwriter for Merrill Lynch Life Variable Annuity Separate Account, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account B, Merrill Lynch Life Variable Annuity Separate Account C, Merrill Lynch Life Variable Annuity Separate Account D, Merrill Lynch Variable Life Separate Account, and Merrill Lynch Life Variable Life Separate Account II. These accounts are separate accounts of Transamerica Advisors Life Insurance Company.

Transamerica Capital, Inc. also serves as principal underwriter for Transamerica Series Trust, Transamerica Funds, Transamerica Investors, Inc., Transamerica Partners Funds Group, Transamerica Partners Funds Group II, Transamerica Partners Portfolios, and Transamerica Asset Allocation Variable Funds.

(b)	Directors and Officers of Transamerica Capital, Inc.:

Name	Principal Business Address	Position and Offices with Underwriter
Michael W. Brandsma	(2)	Director, President and Chief Financial Officer
David W. Hopewell	(1)	Director
David R. Paulsen	(2)	Director, Chief Executive Officer and Chief Sales Officer
Blake S. Bostwick	(2)	Chief Marketing Officer and Chief Operations Officer
Courtney John	(2)	Chief Compliance Officer and Vice President
Amy Angle	(3)	Assistant Vice President
Elizabeth Belanger	(4)	Assistant Vice President
Dennis P. Gallagher	(5)	Assistant Vice President
Brenda L. Smith	(5)	Assistant Vice President
Lisa Wachendorf	(1)	Assistant Vice President
Arthur D. Woods	(5)	Assistant Vice President
Jeffrey T. McGlaun	(3)	Assistant Treasurer
Carrie N. Powicki	(2)	Secretary
C. Michael van Katwijk	(3)	Treasurer

(1)	4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001
(2)	4600 S Syracuse St, Suite 1100, Denver, CO 80237-2719
(3)	100 Light Street, Floor B1, Baltimore, MD 21202
(4)	440 Mamaroneck Avenue, Harrison, NY 10528
(5)	570 Carillon Parkway, St. Petersburg, FL 33716

(c)  Compensation to Principal Underwriter:

Name of Principal Underwriter	Net Underwriting Discounts and	Compensation on	Brokerage
	Commissions(1)	Redemption	Commissions	Compensation
Transamerica Capital, Inc.	$0	0	0	0

(1)   Fiscal Year 2013

Item 30. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Manager Regulatory Filing Unit, Transamerica Premier Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31. Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32. Undertakings

(a)	Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b)	Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Transamerica at the address or phone number listed in the Prospectus.

(d)	Transamerica Premier Life Insurance Company hereby represents that the fees and charges deducted under the policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Premier Life Insurance Company.

SECTION 403(B) REPRESENTATIONS

Transamerica Premier Life Insurance Company represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

TEXAS ORP REPRESENTATION

The Registrant intends to offer policies to participants in the Texas Option Retirement Program. In connection with that offering, the Registrant is relying on Rule 6c-7 under the Investment Company Act of 1940 and is complying with, or shall comply with, paragraphs (a) – (d) of that Rule.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 1st day of October, 2014.

WRL SERIES ANNUITY ACCOUNT B TRANSAMERICA PREMIER LIFE INSURANCE COMPANY Depositor

Brenda K. Clancy*
Director, Chairman of the Board, President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

Brenda K. Clancy*	Director, Chairman of the Board, President and Chief Executive Officer	, 2014

Scott W. Ham*	Director and Division President – Life & Protection	, 2014

C. Michiel van Katwijk*	Director, Chief Financial Officer, Treasurer and Senior Vice President	, 2014

Robert J. Kontz*	Director and Vice President	, 2014

Mark W. Mullin*	Director	, 2014

Arthur C. Schneider*	Director, Chief Tax Officer and Senior Vice President	, 2014

Jason Orlandi*	Director, Senior Vice President, Secretary and General Counsel	, 2014

Eric J. Martin*	Corporate Controller and Senior Vice President	, 2014

/s/ Alison Ryan Alison Ryan	Vice President	October 1, 2014

*By: Alison Ryan – Attorney-in-Fact pursuant to Powers of Attorney filed herewith.

Registration No.

333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

WRL SERIES ANNUITY ACCOUNT B

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page No.*

(1)(a)	Resolution of Board of Directors establishing the WRL Series Annuity Account B

(1)(b)	Resolution of Board of Directors of Transamerica Premier Life Insurance Company re-domesticating WRL Series Annuity Account

(1)(c)	Resolution of Board of Directors of Transamerica Premier Life Insurance Company Approving Plan of Merger with Western Reserve Life Assurance Co. of Ohio

(1)(d)	Resolution of Board of Directors of Western Reserve Life Assurance Co. of Ohio Approving Plan of Merger with Transamerica Premier Life Insurance Company

(3)(b)	Amendment to Amended and Restated Principal Underwriting Agreement

(5)	Form of Application

(6)(a)	Restated Articles of Incorporation and Articles of Re-domestication of Transamerica Premier Life Insurance Company

(6)(b)	Amended and Restated By-Laws Transamerica Premier Life Insurance Company

(8)(a)(1)	Amendment to Agreements (Janus)

(8)(a)(2)	Amendment No. 2 to Amended and Restated Participation Agreement (Janus)

(8)(b)(2)	Amended Schedule A 07-01-14 to Participation Agreement (TST)

(9)	Opinion of Counsel

(10)	Consent of Independent Registered Public Accounting Firm

(13)	Powers of Attorney

*	Page numbers included only in manually executed original.